December 21, 2007

Via EDGAR and First Class Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	WorldWater & Solar Technologies Corp.
(f/k/a WorldWater & Power Corp.)

Attention:  Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (formerly known as WorldWater Corp.), we offer the following responses to the comments included in your letter dated November 16, 2007.  The numbers of our responses correspond to the comment numbers in your November 16 letter, and we have included each of your comments below followed by our response. Revised documents are attached to this correspondence and we are sending copies of the documents that are marked to show changes from the previous filings which I hope will facilitate your review.

Preliminary Proxy Statement filed August 3, 2007

1.                                       Please refer to prior comment 1. Please update the financial information to comply with Item 310(g) of Regulation S-B.

Response — We have updated financial information in response to this comment.

Comparative Per Share Data, page 34

2.                                       Please refer to prior comment 2. Your response states that you included the equivalent pro forma per share data for ENTECH in the table but we could not locate this information. Please revise to present the equivalent pro forma per share data for ENTECH as required by paragraph (b)(9) of Item 14 of Schedule 14A. As noted in Instruction 2 to paragraph (b)(9), equivalent pro forma per share amounts for the target company are calculated by multiplying the exchange ratio times each of (i) the pro forma loss per share and (ii) the pro forma book value per share..

Response — Equivalent pro forma per share data for ENTECH is presented in the revised filing.

3.                                       Please refer to prior comment 3. We note that you present comparative per share data for the six months ended June 30, 2007 and the year ended December 31, 2006 as well as book value per share data as of June 30, 2007 and December 31, 2006. While these dates correspond to the historical financial statements of WorldWater, we note that the historical financial statements for ENTECH are for the 39 weeks ended June 24, 2007 and the year ended September 24, 2006. As such, it is not clear from the disclosure what periods you have presented for the historical information of ENTECH or what periods you used to determine the pro forma and pro forma equivalent data. Accordingly, please revise to disclose the actual periods represented by the information for ENTECH, or cross-reference to where you disclose this information.

Response — We have revised the comparative per-share data table to clearly identify the accounting periods being compared for each company.

Unaudited Pro Forma Condensed Combined Financial Information page 39

4.                                       Please refer to prior comment 5. Your response refers us to information in subparagraphs A, B and C of Note 2. However, we could not find the information requested in our prior comment. We also note that while page 17 discloses that the 19.6 million shares is an estimate, your disclosure in Note 2(B) states that the number of shares “to be issued is fixed at 19,672,131 as outlined in the merger agreement.” Please respond to the following:

Please reconcile and revise to clarify throughout the filing the significant terms of the merger agreement, including whether or not the shares to be issued is fixed or variable.

If the number of shares that may be issued is variable, then you should provide additional pro forma information to give effect to the range of possible results as a result of that variability.

Response — The number of shares to be issued in this transaction is set at 19,672,131 and we have revised the filing to reflect this fact. As disclosed in Note 2, a change in the Company’s stock price will change the purchase price but not the number of shares to be issued.

5.                                       Further, please tell us and disclose how you will determine the value of the shares to be issued to the ENTECH shareholders. Tell us how you considered paragraph 7 of EITF 99-12. Discuss how this accounting is reflected in the pro forma statements.

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Response — Please see our response to Comment No. 4, above. Also, we have changed the reference to our stock price in Note 2B from $2.00 per share to $1.80 to reflect the market price for a reasonable period before and after the date that the terms of the acquisition were agreed to.

6.                                       Please refer to prior comment 6. We note your response, however the term “audited” still appears in the third paragraph of this page and has not been removed. Please remove the term or tell us why this reference is appropriate for the consolidated balance sheets of WorldWater as of June 30, 2007 and ENTECH as of June 24, 2007.

Response — We have changed the word “audited” to “unaudited.”

7.                                       Please refer to prior comment 7. We note your response however the sentence has not been revised to refer to ENTECH’s net assets. Please revise to refer to ENTECH’s net assets or tell us why the current reference to WorldWater(7) s net assets is appropriate.

Response - This sentence has been revised to refer to ENTECH’s net assets.

8.                                       Please refer to prior comment 8. We note that you have removed the first and last sentences in the seventh paragraph because you have now signed the merger agreement. We also note from page 17 that you have excluded the date of the agreement with ENTECH. Please tell us and disclose throughout the filing whether or not you have entered into a definitive agreement to acquire ENTECH and whether or not the pro forma statements are based upon that agreement.

Response — We have included the date of the agreement and disclosed throughout the filing that we have entered into a definitive agreement. The pro forma statements are based on that agreement and we have disclosed this in the filing.

9.                                       Please refer to prior comment 15. Since the allocation is preliminary, identify significant liabilities and tangible and intangible assets you are likely to recognize and highlight uncertainties regarding the effects of amortization periods assigned to the assets. While we do not expect the pro forma financial information to reflect definitive conclusions regarding the allocation of the purchase price, highlight any uncertainties affecting the pro forma presentation and the possible consequences when you resolve them if they may be material. Otherwise, disclose that you do not expect the impact of any adjustments to be material.

Response — We expect to pay $1.3 million of Entech’s liabilities at the closing of the transaction and we do not anticipate any material uncertainties affecting the pro forma presentation. We have disclosed that the purchase price will change if the price of our stock changes and we believe, and have disclosed, that the amount of any adjustments will not be material.

10.                                 Further, you disclose that you “may need to revise materially [y]our current estimates of those assets and liabilities as the valuation process and accounting policy review are finalized.” Please tell us in more detail about the ‘accounting policy review.’ Discuss the

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purpose of that review and when you expect to complete the review. If you do not expect to complete the review before mailing the proxy statement, please tell us why.

Response — We have eliminated the phrase “accounting policy review” and clarified that the valuation process will be completed after the closing of the transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 43 and 44

11.                                 Please refer to prior comment 10. Your response states that you included quantitative and narrative descriptions of ENTECH’s results of operations for the thirty-nine weeks ended June 24, 2007 and June 25, 2006. While we could not locate this disclosure, it does not provide the information previously requested. We continue to note that you reflect the results of ENTECH for the fiscal year ended September 24, 2006 in your pro forma statement of operations on page 41. On page 42, you reflect the results of ENTECH for the twenty-six weeks ended June 24, 2007. As a result, you have omitted ENTECH’s results of operations for the thirteen weeks or first quarterly period of their fiscal year ending in September 2007. Please provide quantitative and narrative disclosures about the gross profit, operating expenses and operating income for the omitted period which appears to be from September 25, 2006 through December 24, 2006.

Response — We revised the pro-forma statements to include Entech’s Results of Operations for the first 39 weeks of their fiscal year, ending September, 2007.

12.                                 Please refer to prior comment 11. Please reconcile the number of shares in the table on page 46 with the corresponding adjustment to your weighted average shares outstanding shown on page 42.

Response — We have amended the filing to reflect the appropriate number of shares.

13.                                 Please refer to prior comment 12. We note your position on this matter and recognize that the sale of additional common stock is required to satisfy the working capital condition for closing the ENTECH transaction. However, since the proceeds are not specifically designated for anything other than general corporate purposes in regards to the transaction, presentation of additional EPS data is the appropriate format to reflect this issuance. Please revise to comply.

Response - We have deleted the $5,000,000 reference from the pro forma EPS.

Note 2 - Unaudited Pro Forma Adjustments, page 45

14.                                 Please refer to prior comment 14. Your total purchase price, including the $911,442 of previously recorded acquisition costs is $45.3 million. You allocate that purchase price, based on the table on page 45 to intangible assets of $31.7 million and $13.6 million to goodwill. As such, there is no remaining purchase price to allocate. In the second table on

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page 45 you reflect an additional allocation to goodwill of $0.9 million for the acquisition costs which were already included in the $45.3 million allocated in the first table. Please reconcile.

Response — We have updated the purchase price and reconciled these numbers accordingly.

15.                                 Please refer to prior comment 15. We note your response however the nature of the acquired intangible asset is still unclear from the following items listed in the table - Tubular, Space, Terrestrial - Short-term and Terrestrial Long-term. Please relate that disclosure to the disclosure on page 43 stating that you acquired intellectual property, patents and contracts.

Response — We have revised this disclosure in response to this comment to provide additional information regarding the items listed in the table under “Unaudited Pro Forma Condensed Combined Statement of Operations” and revised the corresponding reference in the fifth paragraph under “Note 2 — Unaudited Pro Forma Adjustments.”

16.                                 Please refer to prior comment 16. We note the disclosure on page 27. Please reconcile with the disclosure on page 43. The disclosure in the pro forma statements should summarize all of the significant terms of the agreements. Please tell us whether this agreement relates in any way to the non-compete agreements you valued as part of the purchase price and explain how they relate to each other.

Response — Earn-outs and non-compete provisions are included in both the merger agreement and the employment agreements. The closing of the merger transaction is a condition precedent to the execution of the employment agreements. We have valued the non-compete provision in the merger agreement at $2,000,000 and we have assigned no value to the employment agreement non-compete provisions. Please also see our response to comment 17.

17.                                 Please refer to prior comment 17. Since the pro forma statements should be complete, please revise to provide a summary of the significant terms of the non-compete agreement. Please also tell us where you included the disclosure of the terms of the non-compete agreements in ‘The Terms of the Merger Agreement’ which begins on page 27.

Response — We have included a summary of the significant terms of the non-compete agreement included in the merger agreement in the sections of the Proxy entitled “Terms of the Merger Agreement — Merger Consideration” and “Note 2 - Unaudited Pro Forma Adjustments.”

18.                                 Please refer to prior comment 18. We note that you used the relief from royalty approach to value acquired proprietary and patented technology. You derived the information from “the RoyaltySource database” based upon a “review of transactions involving the licensing of comparable technologies.” Valuations that employ a relief from royalty approach using average industry royalty rates are not appropriate since royalties are frequently the product

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of individual negotiations, and the rights and terms of licenses may vary as to exclusivity, manner of use, transferability, and geographical limits. Additionally, hypothetical royalty rates may not reflect the full value of ownership of a product and all the related intellectual property rights. Please revise or tell us in more detail why you believe that your valuation reflects the fair value of the acquired technology.

Response — Given Entech’s lack of operating revenues ($1.1MM in 2006) and operating income (loss of $55K in 2006), none of the accepted valuation approaches to technology lend themselves to the discrete valuation of Entech’s technology. Market information on transactions involving the licensing of solar technology is limited.  The historical cost is not relevant in assessing the current fair value of the technology.  And the projection of the significant revenues and operating profits expected to be earned from the technology is speculative in light of the historical results.  However, the relief from royalty approach does demonstrate that using the best information available to develop the valuation model inputs results in reasonable indicators of value.

In evaluating the reasonableness of the indicators of value derived from the relief from royalty approach, we took into consideration the fact that we are purchasing Entech mainly for its portfolio of patented and proprietary technology.  The value proposition in this acquisition lies with the acquisition of technology and the prospect of successfully managing and commercially marketing the technology.  Therefore it is logical to assume that a significant percentage of the transaction value should be allocated to technology.

Although the availability of transaction information regarding technology licensing for alternative energy is limited, based on a careful review of available information and in consultation with knowledgeable and experienced alternative energy management at Entech and the Company, we believe reasonable assumptions were made as to the royalty rates that the various technologies would command in the marketplace.

We continue to be of the opinion that given the transaction value drivers, in conjunction with the future prospects forecasted for the products utilizing the Company’s patented and proprietary technology, that the fair values for the Company’s patented and proprietary technology derived from the relief from royalty approach are reasonable.

19.                                 Further, please tell us and disclose how you determined that 10% of the purchase price represents the fair value of the non-compete agreements. We note your disclosure and your response and it appears that the 10% may have been arbitrarily determined.

Response — The original preliminary allocation of value to the non-compete agreements assumed terms of four years  and the terms of the non-compete were reduced to two years in the definitive documents. Accordingly, we believe the value of the non-competes should be reduced from 10% of the transaction value to 5%.  Our estimate of 5% reflects our consideration of the negative economic effects on the Company if, absent the non-competition agreements, the key Entech managers were to compete against the Company.  The relatively small percentage of value preliminarily allocated to the non — competition agreements reflects the fact that 1) absent access

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to the Entech technology, the key managers would have a difficult time during the non competition period successfully competing against the Company; and 2) the fact that the key managers have limited relationships, as the Company currently has a limited number of customers and those customers would in all likelihood “follow the technology” as opposed to the relationship. The ultimate allocation of value to the non competition agreements will be based on a detailed quantification of the negative economic impact of the key managers covered by the non competition agreements if they were to compete against the Company.  However, for purposes of a preliminary allocation, we believe the allocation of 5% is based on a reasonable analysis of the facts and circumstances and not arbitrary.

20.                                 Also, we note that the factors contributing to goodwill included “access to key ENTECH customers.” Please tell us about your consideration of whether or not you are acquiring a customer-related intangible asset that should be separately valued and accounted for under SFAS 141.

Response — Although the Company does consider Entech’s relationships with NASA and the Department of Defense (“DOD”) to be attractive, the economics of the transaction lie primarily in the ability to acquire technology and commercially exploit the technology.  The value of these relationships can not be reasonably quantified for several reasons: 1) The Company’ ability to generate revenue (and profits) from its relationships with NASA and DOD are dependent upon the awarding of contracts.  The awarding of contracts is based largely on the technology the Company can provide to the Government agencies.  And without the portfolio of technology, it is highly unlikely that the Company would be attractive to NASA or DOD; 2) The Company’s relationships with NASA and DOD have not been continuous.  It would be virtually impossible to a) project future revenues from these customers and b) establish definitive lives for the relationships.  To the extent that there is value in the Company’s relationship with NASA and DOD, the value has been captured in the value of technology.

Incorporation of Documents by Reference, page 83

21.                                 Please refer to prior comment 20. We note that you revised this section to refer to your Form 10-KSB/A for the fiscal year ended December 31, 2006. Since you have now filed two amendments to that 10-KSB it is unclear as to which document you are incorporating by reference. As previously requested, please revise to be more specific about the documents that you are incorporating by reference. This applies to the amendments filed with respect to your Forms 10-Q also.

Response — We have updated this section in response to the comment.

22.                                 Please update this section as applicable. In addition, we note that while you reference a Form 8-K filed on January 3, 2007, there was no Form 8-K filed on that date. Please also tell us why you have not incorporated by reference the Forms 8-K filed on January 23, 2007, September 12, 2007 and November 2, 2007.

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Response — We have updated this section in response to the comment to include the proper Form 8-K references.

Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended December 31, 2006

Explanatory Note, page 3

23.                                 You disclose that you corrected an error in the accounting for your July 2005 convertible debentures. Please tell us your consideration of Item 4.02 of Form 8-K.

Response — The Company’s accounting staff discovered a potential error in the accounting for our July 2005 convertible debentures and reported the error to the Company’s Audit Committee. On October 29, 2007, the Audit Committee reviewed the position of the accounting staff and voted in favor of amending our applicable, previously filed financial statements. We believe the filing of our amended financial statements on November 2, 2007 precluded a Form 8-K filing.

24.                                 You disclose that you will restate the quarterly and year-to-date periods ended March 31, June 30, and September 30, 2006. It appears that you should also restate the quarterly and year-to-date period ended September 30, 2005. Please file all required restatements.

Response — With respect to quarterly and year-to-date period ended September 30, 2005, this information will be included in the Form 10-Q for the quarterly period ended September 30, 2006, as amended.

Management’s Discussion and Analysis of Operation, page 21

Financial Statements, page 32

25.                                 Please refer to prior comment 69. We note that the company changed its name effective September 7, 2007 and that you filed this amendment on November 2, 2007. While the amended Form 10-KSB refers to the registrant as WorldWater & Solar Technologies Corp. on the cover page, the financial statements, signature page and certifications continue to refer to WorldWater & Power Corp. Please amend so that it is clear that the financial statements and MD&A reflect that of the registrant, WorldWater & Solar Technologies Corp., formerly known as WorldWater & Power Corp. In addition, similarly amend your signature page and certifications to reflect the change of the company’s name. Similar changes should be made to your March 31, and June 30, 2007 Forms 10-Q.

Response — We have made appropriate revisions in response to this comment.

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Consolidated Statements of Operations, page 34

26.                                 Please refer to prior comment 32. We note that you now reflect warrant exercise inducement expenses of $1,588,432 during the year ended December 31, 2006. Please tell us and disclose the nature of and accounting for this item. Include disclosure of the method of determining the amount of the charge. Show us how you calculated the related amount expensed in 2006.

Response — At various times during 2006, the Company offered all individuals who were granted detachable warrants (issued in connection with convertible loans) in 2003 and 2004 a short-term inducement to exercise the warrants at a reduced exercise price ($0.20). The offers were short term in nature and expired anywhere from 30-60 days from the initial offer. The company used FAS 123R as guidance (paragraph 52), which states that short-term inducements are accounted for as modification of the terms of only the parties who accepted the inducement. The company notes that 9,099,698 warrants were exercised as a result of the offers. Since the warrants were issued in connection with convertible loans, the Company recorded an expense related to the notes. The expense for the inducement was recorded by obtaining the difference between the Black-Scholes value of the initial fair value of the warrants and that of the short-term modification multiplied by the number of warrants of those parties who accepted the inducement as described in FAS 123R, paragraph 52. The Company used the current stock price, modified exercise price, current volatility, current interest and dividend rate and the 30-60 day term as their inputs for the Black-Scholes model. The Company notes that the expense incurred as a result of these offers was $1,216,527. The additional $371,905 of expense related to the Company issuing 1,447,422 shares of common stock to a debt holder to induce them to exercise their outstanding warrants (not at a discount). The company calculated this portion of the expense by multiplying the market price of the stock the date the inducement was offered by the number of shares issued. The Company has revised the Statement of Stockholders’ deficiency and corresponding notes to the financial statements in the Form 10KSB/A, Amendment #3, to clarify the series of transactions.

Note 1. Restatement, page 37

27.                                 Please disclose the effect of the correction on each financial statement line item and any per share amounts affected for each period presented, consistent with paragraph 26 of SFAS
154. We note that the current presentation uses subtotals and not the actual line items affected for the balance sheet. We note that you do not show the effect of the change on each line item for the balance sheet and the statement of cash flows. We also note that there is no disclosure of the affect of the changes on line items in your statements of stockholders’ equity, including the impact on comprehensive income. Please similarly revise for your March 31, June 30, and September 30, 2007 Forms 10-Q.

Response — We have revised the disclosure to reflect the correction on each financial statement line item in accordance with FAS 154, paragraph 26(a).

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Note 11. Long-Term Debt and Notes Payable, page 53

28.                                 Please refer to prior comment 48. We note your response states that the conversion price was fixed and that the holder could convert the debt at the lesser of $0.18 or the average of the preceding 10 trading days prior to closing the transaction. However, your disclosure continues to state that the conversion term is based upon the “volume-weighted average stock price for the 10 trading days prior to conversion.” Based upon your disclosure, the conversion price for the debt was variable with no limitation on the shares issuable under the note. If true, as previously requested, please provide us with you analysis of the accounting for the note. Discuss your consideration of SFAS 133 for the embedded conversion feature within convertible debt in determining that the embedded conversion feature should not be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

Response — The conversion price for the shares issued is not variable. As stated in our response to prior comment 48, the agreement called for a conversion price equal to the lesser of $0.18 or the average of the preceding 10 trading days prior to closing of the transaction. The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.

Unfortunately, we inadvertently failed to make the change referred to above and appropriate changes have now been made.

29.                                 Further, please tell us and disclose why you reflect a conversion price per share of $0.15 in the table for this debt.

Response — We have made the appropriate revision to properly reflect the conversion price of $0.18.

30.                                 Please also tell us how you calculated the amount of ‘beneficial conversion and warrant amortization for the debt for 2005 and 2006. We note that while the debt was issued in 2005, the amount of amortization was income of $6 in 2005 and expense of $3,399,992 in 2006 and the carrying amount as of December 31, 2005 and 2006, based on the table on page 53, was zero.

Response — We have corrected the disclosure to provide that the amount of amortization was an expense of $6.00.

31.                                 Please refer to prior comment 49. Your response and the disclosure on page 3 refer to warrants that were issued with the debt. As such, please disclose that the debt was issued

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with warrants and disclose all of the significant terms of the warrants or cross-reference to where the terms are disclosed in the notes to the financial statements.

Response — We have revised this section under Note 11 in response to the comment to read as follows:

(a)           In 2004, the company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest and have a maturity date in 2007.

(b)           In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of  $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.  As of December 31, 2006, $200,000 remained outstanding to be converted.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27:

“Application of Issue No. 98-5 to Certain Convertible Instruments”

(“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years,

Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate: 3.99%.

The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6. As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

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The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue #6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the years ended December 31, 2006 and 2005, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $3,399,992 and $6, respectively.

As of December 31, 2006 there was $200,000 of unamortized debt discount.

The aggregate fair value of the common stock that the holder received (assuming all $3,600,000 of debt was converted to 20,000,000 shares of common stock) was $5,600,000.  This amount exceeded the proceeds of $3,600,000 by $2,000,000.

Also in July 2005, the Company entered into two convertible notes totaling $350,000: $250,000 with an investment fund and $100,000 with a private investor. The notes bear 10% interest which at the option of the Company can be paid in cash or in shares of the common stock of the Company, or a combination of both. The note holders have the option to convert all or any part of the outstanding principal into common stock of the Company at a conversion price of $0.18 per share. Through the third quarter of 2006, the investment fund holder converted $125,000, respectively, of their outstanding principal into 694,444 common shares of the Company.

(c)           Loans payable to individual investors totaling $30,347. These loans were entered into in 1997. The notes bear 10% interest and are payable on demand.

(d)           Loans payable to individual investors totaling $53,000. These loans were entered into in 2000. The notes bear 10% interest and are payable on demand.

(e)           Loans payable to individual investors totaling $50,000. These loans were entered into in 1992. The notes bear 8% interest and had an original maturity date of October 14, 1997.

(f)            Loans payable to individuals, with no stated interest rate or

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maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(g)           Loans payable to individual investors totaling $38,456. These loans were entered into in 2005. The notes bear 8% interest and had an original maturity date in 2010.

                On August 25, 2006, the Company entered into a Bridge Loan totaling $500,000. The note bears 10% interest, which, at the option of the Company, can be paid in cash or in shares of the common stock of the Company or a combination of both. The loan was repaid on November 30, 2006. The loan was repaid in the fourth quarter. In accordance with the terms of the loan agreement, the Company issued a five-year warrant for 500,000 shares with an exercise price of $0.22 per share. The warrants can be found on the table in Note 15 under the line item “Warrants issued in consideration for extensions of short-term loans by a Director and Shareholders.”

32.                                 Further, please tell us and disclose how you accounted for and valued the warrants, including the valuation method and any significant assumptions. Tell us about your analysis of the warrants under SFAS 133 and EITF 00-19. The disclosure on page 53 refers to the fair value of the warrants. Please note that if the warrants are properly accounted for as equity, then the allocation of the proceeds should be based upon the relative fair values of the debt and the warrants consistent with paragraph 15 of APB 14.

Response — The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6.  As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

33.                                 Please disclose the excess of the aggregate fair value of the common stock that the holder would receive at conversion over the proceeds received consistent with paragraph 7 of EITF 98-5. We note that your disclosure on page 53 refers to the conversion price and not the effective conversion price. Please note that under paragraph 5 of EITF 00-27 the beneficial conversion amount should be determined based on the effective conversion price.

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Response — Paragraph 7 of EITF 98-5 indicates that “the issuer should disclose in the footnotes to its financial statements the terms of the transaction, including the excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received and the period over which the discount is amortized.”  The aggregate fair value of the common stock that the holder received (assuming all $3,600,000 of debt was converted to 20,000,000 shares of common stock) was $5,600,000.  This amount exceeded the proceeds of $3,600,000 by $2,000,000.  The Company revised its notes to reflect the information required by paragraph 7 of EITF 98-5.

The effective conversion price of the instrument was $0.13.  Since the beneficial conversion amount was limited due to the fact that the total discount can’t exceed the proceeds received, the effective conversion price was omitted from the disclosure as it does not serve as a meaningful disclosure, however, we have disclosed the effective conversion price in response to your comment.

34.                                 Please refer to prior comment 53. Please reconcile the table on page 53 and the disclosure in footnote (b) with the disclosure in Note 14 showing the conversion of convertible loans totaling $3,792,500 in 2006 for 21,422,223 shares of common stock at $0.18 per share.

Response — We have changed the reference from $0.15 to $0.18.

Note 13. Convertible Preferred Stock, page 55

35.                                 Please refer to prior comment 50. Your response to prior comment 51 noted that there is a liquidity event wherein you are required to redeem the preferred stock for cash and the liquidity event is beyond your control. Please tell us and disclose the nature of the liquidity event(s) and how you would determine the amount of cash to be paid to the holders of the preferred shares. It should be clear from the disclosure why the liquidity event is beyond your control.

Response — The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company.  Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends. This has been disclosed in the revised Form 10-KSB/A.

36.                                 Please refer to prior comment 51. Your response told us how you accounted for the preferred stock but not why. The Series C preferred stock contains a conversion option whereby the stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity which will be formed for the purpose of purchasing the common shares of ENTECH. Your response should address how you considered these terms in

14

your analysis under SFAS 133, EITF 00-19 and 98-5 and Topic D-98. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at

                                                http://www.sec. gov/divisions/corpfm/cfacctdisclosureissues.pdf.

Response - The liquidity event noted in our prior response letter to comment 51 was any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company.  Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.  The Company notes that under EITF Topic D-98, permanent equity classification for the preferred shares is not allowed since there is a settlement feature involving cash that is outside of the Company’s control (the liquidity event described above).  In addition, the Company looked to SFAS 150 for guidance, and liability classification was not applicable (see response 39).  As a result, Mezzanine classification was determined.

The conversion price for the Series C preferred stock was determined as the earlier of a) termination of the Entech transaction, b) the closing of the Entech transaction or c) six months following the execution of the LOI.  Six months following the execution of the LOI occurred first (December 31, 2006).  The conversion price selected was $0.39 (closing price on Friday 12/29/06).  The conversion price of $0.39 was greater than the market value of the common stock on the date of issuance and at September 30, 2006.  As a result, there was no beneficial conversion that needed to be recorded (in accordance with EITF 98-5, paragraph 13).

37.                                 We also note that with respect to the Series D preferred stock you agreed “to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company.” Please tell us and disclose the significant terms of the indemnification and how you are accounting for the indemnification. Tell us about your analysis of the terms of the indemnification in evaluating the appropriate accounting under U.S. GAAP.

Response — The Company agreed to indemnify EMCORE and its affiliates, successors and assigns from any and all costs and expenses actually incurred by them resulting from the breach of any representation or warranty made by the Company in connection with EMCORE’s investment; the breach of or failure to perform any covenant or agreement by the Company contained in the investment documents; or any action instituted against EMCORE or any of its affiliates, by any shareholder of the Company who is not an affiliate of EMCORE, with respect to any of the transactions contemplated by the investment documents.

38.                                 Please refer to prior comment 33. Please show us how you determined the amount of the proceeds allocated to each of the Series D preferred stock and the warrants to purchase shares of Series D preferred stock. Please tell us whether the amounts allocated to the preferred stock and warrants were equivalent to their fair value or relative fair value and why. Please also show us how you calculated the beneficial conversion feature amount

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under EITF 98-5 and relate that calculation to the amount shown on your statement of operations.

Response — The warrants to purchase Series D preferred stock were calculated by converting them to their common share equivalent, then utilizing the Black-Scholes Method to arrive at a fair value.  Please see the calculation below.  The amounts allocated to the preferred stock and warrants were equivalent to their fair value and relative fair value, respectively.

Preferred Stock — Face Value	$13,500,000
Warrants	4,892,857
Per Share Warrant value	$0.210
Value of Warrants	$1,027,500
Total Consideration	$14,527,500
%Warrants to Preferred Stock	0.0707
% Preferred Stock	0.9293
Preferred Stock Discount	$954,827
Preferred Stock — less discount	$12,545,173
Conversion Price	$0.28
No. of Shares	48,913,043
Eff. Conv Price	$0.255
Market Price	$0.3200
Beneficial Conversion per Share	$0.065
Total Beneficial Conversion	$3,184,630

39.                                 Please refer to prior comments 51 and 52. We note that you issued warrants to purchase 505,044 shares of Series D redeemable preferred stock on November 29, 2006. You are classifying those warrants as equity and recorded their value based upon the Black Sholes model. Since the warrants are exercisable for redeemable shares, please tell us how your accounting and valuation considered the guidance in FSP FAS 150-5. Please be sufficiently detailed in your response.

Response — The Company notes that the Preferred Series D Stock does not fall within the confines of FAS 150 as it does not embody an “unconditional” (paragraph 9, FAS 150) obligation to redeem the shares for cash.  Instead it embodies a “conditional” (paragraph 10, FAS 150) obligation to redeem shares for cash if a change in control occurs (as identified in response 35).  Since the conditional obligation is not certain to occur and the fact that the holder has the option to convert the shares to common stock, the instrument is not considered a liability or permanent equity.  The Company interprets the warrants issued with the Preferred D Shares to be outside the scope of FSP FAS 150-5.  The Staff Position deals with warrants that are issued in connection with instruments that fall under the liability classification as described by FAS 150.

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Since our instrument is outside the scope of FAS 150, so to are the warrants that were issued therein.

40.                                 Please disclose how you accounted for and valued the preferred stock and warrants and the significant assumptions underlying the valuations. With respect to the discount on the Series D redeemable preferred stock, please tell us and disclose how you are accounting for that discount. Refer to EITF Topic D-98.

Response — The Series D Preferred Stock was classified out of permanent equity since it fit certain criteria in paragraph #2 of EITF Topic D-98 (“D-98”), however it was not classified as a liability since it did not meet the requirements of a liability, as indicated in response #39.  Response #38 shows the calculation whereby the Company assigned the fair value to the warrants (as indicated in APB #14) and then the remaining allocation to the Preferred D Shares.  Topic D-98, paragraph 8, indicates the following “For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method initially and then allocated the remaining.” In the Company’s case, the discount was recognized as a Preferred Stock Dividend on the day of issuance since the earliest conversion date was immediate.  The Company recorded a debit to Preferred Stock Dividend and a Credit to Additional Paid in Capital, which is in accordance with Case 1(a) of Topic D-98.  The only difference between the Case 1(a) and the Company’s scenario is that Case 1(a) has a set redemption period and the Preferred Shares do not, since they are convertible immediately.

Note 14. Common Stock Transactions, page 58

41.                                 Please refer to prior comment 55. The table in Note 14 on page 58 refers to several transactions including the conversion of convertible loans, shares issued to induce a warrant holder to exercise a warrant and shares issued as compensation for public relations and business development. The significant terms of these transactions as well as how you accounted for and valued the related transactions should be disclosed in the notes to the financial statements. See paragraph 65 of SFAS 123R, paragraph 4 of SFAS 129, and paragraph 32 of SFAS 95.

Response — Common stock issued in connection with the conversion of convertible notes is accounted for on an individual basis when the transactions are initially entered into.  If the convertible instrument embodies a beneficial conversion feature, that feature is accounted for at the time the transaction is finalized.  The notes that were converted during 2006 were all converted at the original issue price, that original issue price was fixed at the time the notes were entered into.

Common stock issued in connection with the extension of short-term loans was treated as interest expense.  The company expensed the fair value of the shares issued in exchange for the note

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holder to extend the maturity date of the short-term loans.  The extension of short-term loans ranged from 30-60 days.  Since the items were short-term in nature the company immediately expensed the full fair value at the time the extension was granted.

The common stock issued in connection with the goods and services in Note 14 of the Company’s Form 10KSB/A was issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered.  The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FAS 123R, paragraph 7.  The Company notes that the amount expensed in the Company’s Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

Note 15. Warrant Transactions, page 58

42.                                 Please refer to prior comment 56. We note your response. Please disclose, similar to your response, that the disclosure in this note related to your warrants does not include the Series
D preferred stock warrants.

Response — We have revised Note 15 to include a discussion of our method of accounting for the warrants described in the table. We also have revised Note 15 to clarify that the warrants described in the table are exercisable only into common stock.

43.                                 Please refer to prior comment 56. We note that you issued warrants for services in 2006. Under paragraph 65 of SFAS 123R, if you acquire goods or services (other than employee services) in share-based payment transactions you should provide disclosures similar to those required by paragraph 64 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements. Please tell us your consideration of paragraph 64 and why you believe that no additional disclosure is required.

Response - Paragraph 64 of SFAS 123R indicates the following:  “An entity with one or more share-based payment arrangements shall disclose information that enables users of the financial statements to understand:  a) The nature and terms of such arrangements that existed during the period and the potential effects of those arrangements on shareholders, b) The effect of compensation cost arising from share-based payment arrangements on the income statement, c) The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period, and d) The cash flow effects resulting from share-based payment arrangements.

The Company notes that during 2006, 500,000 warrants were issued to three individuals for marketing and investor relations.  The Company valued the warrants using the Black-Scholes Method, with the following assumptions:

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Stock Price:  $0.32

Exercise Price:  $0.32

Term:  5 years

Volatility:  42%

Dividend Rate:  0.00%

Risk Free Interest Rate:  4.570%

The fair value of the warrants using the Black-Scholes method was $0.14 per warrant.  The total value of all 500,000 warrants issued was $70,000.

The Company does not feel as if an expanded disclosure is necessary due to the immateriality of the value of warrants issued.  The $70,000 is immaterial both in a qualitative and quantitative aspect.

44.                                 Please refer to prior comment 57. Your response states that you expanded your disclosure in response to our prior comment but we noted no additional disclosure. As previously requested, please tell us and disclose in future filings the significant terms whereby you issued warrants in connection with the issuance of registered common stock shares, extensions of short-term loans and on commissions as debt and equity financings. Tell us and disclose how you accounted for those transactions.

Response — We have revised the disclosure to include the term that all warrants are exercisable immediately. With respect to our accounting for each type of transaction, please see our response to Comment No. 41.

45.                                 Please reconcile the information in this note with the disclosure on page 54 that you issued warrants for 500,000 common shares as part of a bridge loan in 2006.

Response — We have revised Note 11 to disclose that the bridge loan was repaid on November 30, 2007.

Note 17. Stock-Based Compensation Plans, page 61

46.                                 Please refer to prior comment 58. We note that your response is in reference to paragraph A240(e) of SFAS 123R. However, the disclosure requested refers to paragraph A240(c) regarding the weighted-average grant date fair value of equity options and other equity instruments and the total intrinsic value of options exercised and the total fair value of shares vested during the years. Please revise to comply.

Response - The Company’s response included the disclosure for paragraph A240(e) since the fax version of the letter received appeared to be A240(e).  The Company will update its filing to include the adequate disclosures as required by paragraph A240(c).  Those disclosures are as follows:

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For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

47.                                 Please refer to prior comment 59. The revisions made in response to this comment neither state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are “effective at that reasonable assurance level” nor remove the reference to the level of assurance of your disclosure controls and procedures. Please revise to comply with the guidance in Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to Amendment No. 2 to your March 31, 2007 Form 10-Q, Amendment No. 1 to your June 30, 2007 Form 10-Q, and your September 30, 2007 Form 10-Q.

Response — We have made the requested revisions.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Note 12. Warrant Transactions, page 22

48.                                 Please refer to prior comment 67. We note your response however we could not find the revisions requested. Please reconcile the stock price for the 3.5 million warrants issued during the period with the disclosure in Item 2 on page 37. The table indicates that the stock price for the warrants issued ranges from $0.50 - $0.85 while the disclosure in Item 2 states a fixed price of $0.50 per share for the five-year warrant.

Response — We have revised the disclosure to reflect the correct share price of $0.50.

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Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 2

Condensed Consolidated Statement of Operations, page 3

49.                                 It appears that the amount for income from operations of $8,751,510 for the nine months ended September 30, 2007 should be a loss. Please revise.

Response — We have corrected the “Income from Operations” line in the revised filing.

Note 1. Restatement of Financial Statements Due to Review of a Convertible Debt Instrument, page 6

50.                                 Please revise your financial statements on pages 3 -5, as applicable, to note that the amount presented are restated

Response — We have corrected the Financial Statements in question by inserting “Restated” where required.

Note 2. Liquidity and Capital Resources, page 9

51.                                 With respect to the warrants to Quercus Trust, we note that you do not currently have authorized a sufficient number of shares for the exercise of the warrants. Please tell us and disclose how you are accounting for the warrants. Tell us your analysis of the accounting for these warrants under SFAS 133 and EITF 00-19.

Response — The securities purchase agreement entered into by the Company and the Quercus Trust acknowledges that we currently do not have sufficient authorized shares for the exercise of the warrants and that the Quercus Trust may not exercise the warrants until the Company has sufficient authorized shares. Until such time as the Company has sufficient authorized shares, the company will not record any warrant related expense.

Note 4. Summary of Significant Accounting Policies, page 10

Renewable Energy Credit Guarantees, page 11

52.                                 Please refer to prior comment 38.  Please revise, consistent with your response, to show that the $393,617 was recorded in 2004 and an additional $59,290 was recorded in 2005. Please make similar revisions to your March 31, and June 30, 2007 Forms 10-Q.

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Response — This amount was correctly stated in the 2006 Form 10-K, but erroneously omitted from the March 31, June 30, and September 30, 2007 Forms 10-Q. We have made the corrections.

Please contact me with any questions or comments.

Very truly yours,

/s/ Stephen A. Salvo
Stephen A. Salvo

22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

WORLDWATER & SOLAR TECHNOLOGIES CORP.
(formerly WorldWater & Power Corp.)
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

WORLDWATER & SOLAR TECHNOLOGIES CORP.

200 LUDLOW DRIVE

EWING, NJ 08638

To our Stockholders:

                You are cordially invited to attend a special meeting of Stockholders of WorldWater & Solar Technologies Corp. to be held on                         , 2008, at 2:00 p.m., local time, at the Hopewell Valley Golf Club, Hopewell, New Jersey.

                At the meeting you will be asked to: (i) elect three directors; (ii) consider and vote upon an amendment of our Certificate of Incorporation to increase the number of shares of Common Stock we are authorized to issue to 400,000,000 (iii) consider and vote upon an amendment to our 1999 Incentive Stock Option Plan (iv) ratify the selection of our independent registered public accounting firm; (v) consider and vote upon an amendment to our Certificate of Incorporation to effect a reverse stock split of our outstanding common stock; and (vi) transact such other business as may properly come before the special meeting or any continuation, postponement or adjournment thereof. The accompanying Notice of Meeting and proxy statement describe these matters. We encourage you to read this information carefully.

                Together with the other proposals included in this proxy statement, I am pleased to present to you information about our proposed merger with ENTECH, Inc. On October 29, 2007 we entered into an Agreement and Plan of Merger with ENTECH which sets forth the terms and conditions of the merger. We are proposing the combination with ENTECH because we believe it will provide substantial strategic and financial benefits to the Company and our stockholders. The transaction will result in a combined company with significantly enhanced solar technology and efficiency of our large solar applications.

                If the merger is completed, ENTECH will merge with and into a wholly owned subsidiary of WorldWater. Under the terms of the Agreement and Plan of Merger, WorldWater will pay to ENTECH stockholders consideration of:

•                  $5.0 million in cash, which we refer to as the cash consideration,

•                  shares of WorldWater common stock, which we refer to as the stock consideration. WorldWater will issue 19,672,131 million shares of WorldWater common stock in the merger. As a result, ENTECH’s current stockholders will own approximately 10.1% of the outstanding common stock of WorldWater upon completion of the merger,

•                  earn-out consideration calculated as 5% of Merger Sub’s gross revenues determined in accordance with generally accepted accounting principles will be paid until the accumulated total of such earn-out payments paid by WorldWater to the ENTECH stockholders equals $5,000,000, and

•                  we will cause to be paid $1.3 million of ENTECH’s liabilities at closing.

                Please take time to carefully read the description of the Agreement and Plan of Merger and the proposed transaction in the attached proxy statement.

                The merger can not be completed unless the holders of WorldWater common stock approve the increase in our authorized common stock discussed in Proposal Two of the attached proxy statement.

                We are very excited about the opportunities we see for a combination with ENTECH. After careful consideration, your board of directors has determined that the terms and conditions of the proposed merger, as set out in the Agreement and Plan of Merger, are in the best interests of WorldWater and its stockholders.

                The WorldWater board of directors unanimously recommends that you approve each of the proposals to be presented at the special meeting. Please carefully read this document for detailed information about the proposals. Your vote is very important regardless of the number of shares you own. Whether or not you expect to attend this special meeting, please mark, date, sign and promptly return the proxy card in the enclosed postage-prepaid envelope or follow the other voting instructions accompanying the proxy statement so that your shares may be represented at the special meeting. Submitting your instructions by proxy will not affect your right to attend the meeting and vote.

Yours very truly,

WORLDWATER & SOLAR TECHNOLOGIES CORP.

/S/ QUENTIN T. KELLY
QUENTIN T. KELLY
Chairman and Chief Executive Officer

                     , 2007

WORLDWATER & SOLAR TECHNOLOGIES CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD             ,             , 2007

                As a stockholder of WorldWater & Solar Technologies Corp., you are hereby given notice of and invited to attend in person or by proxy the special meeting of Stockholders of the Company to be held at the Hopewell Valley Golf Club, Hopewell, New Jersey, on             , 2007, at 2:00 p.m., local time, for the following purposes:

1.             To elect three (3) Class 1 directors to serve until the 2010 annual meeting or until their respective successors are elected.

2.             To consider and vote upon an amendment to Article 4 of the Company’s Certificate of Incorporation to increase the number of shares of common stock we are authorized to issue from 275,000,000 to 400,000,000.

3.             To consider and vote upon an amendment to the Company’s 1999 Incentive Stock Option Plan to increase the amount of shares of common stock available for issuance under the Stock Option Plan from a maximum of 25,000,000 shares to a maximum of 50,000,000 shares.

4.             To consider and vote upon an amendment to the Company’s Certificate of Incorporation effect a reverse stock split at an exchange ratio of not less than 1-for-4 and not more than 1-for-8 and authorize our board of directors to implement the reverse stock split with this range at any time prior to the 2009 annual meeting of stockholders by filing an amendment to our Certificate of Incorporation.

5.             To ratify the selection of Amper, Politziner & Mattia, P.C. as the Company’s independent registered public accountants for the 2007 fiscal year.

6.             To transact such other business as may properly come before the special meeting and any adjournment thereof.

                The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

                The board of directors has fixed the close of business on             , 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and any continuation, postponement or adjournment thereof. The transfer books of the Company will not be closed. This notice and proxy statement has been preceded by a copy of our annual report to stockholders for the fiscal year ending December 31, 2006.

                YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. HOWEVER, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING AND WE RESPECTFULLY REQUEST THAT YOU DATE, EXECUTE AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                A proxy may be revoked by a stockholder any time prior to its use as specified in the enclosed proxy statement.

By Order of the Board of Directors

/s/ QUENTIN T. KELLY,
QUENTIN T. KELLY,
Chairman

Ewing, New Jersey

             , 2007

YOUR VOTE IS IMPORTANT.

PLEASE EXECUTE AND RETURN PROMPTLY THE

ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.

WORLDWATER & SOLAR TECHNOLOGIES CORP.

200 LUDLOW DRIVE

EWING, NJ 08638

PROXY STATEMENT

FOR THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD            , 2007

TO OUR STOCKHOLDERS:

                                                We are providing these proxy materials because the Board of Directors of WorldWater & Solar Technologies Corp. (the “Company”) is soliciting your proxy to vote at the special meeting of stockholders to be held at the Hopewell Valley Golf Club, Hopewell, New Jersey, on                      , 2007, at 2:00 p.m., local time, and at any continuations, adjournments or postponements of this meeting. This proxy statement contains information about the items being voted on at the special meeting and information about the Company. Commencing on or about                       , 2007, copies of this proxy statement and the proxy card are being mailed to stockholders.

VOTING PROCEDURES AND REVOCABILITY OF PROXIES

Who is entitled to vote?

                                                Stockholders who owned the Company’s common stock, par value $0.001 per share, which we refer to “common stock,” as of the close of business on                      , 2007 will be entitled to vote at the special meeting. As of October 31, 2007, the total number of shares of common stock and Series D Convertible Preferred Stock entitled to vote as common was 236,568,436 shares. Each share of common stock is entitled to one vote on each matter properly brought before the meeting, and the holder of our Series D Convertible Preferred Stock is entitled to vote on each matter with the common stock on an as-converted basis.

How do I vote?

                                                The Company is offering you two methods of voting:

•                  you may indicate your vote on the enclosed proxy card by signing and dating the card and returning the card in the enclosed postage-prepaid envelope; or

•                  you may attend the meeting and vote in person.

                                                All shares entitled to vote and represented by a properly completed and executed proxy received before the special meeting and not revoked will be voted at the meeting as you instruct in such proxy. If you do not indicate how your shares should be voted on a matter, the shares represented by your properly completed and executed proxy will be voted as the board of directors recommends. The designated proxies for stockholders are Quentin T. Kelly and Larry L. Crawford. A stockholder wishing to name another person as his or her proxy may do so by crossing out the names of the designated proxies and inserting the name of such other person to act as his or her proxy. In that case, it will be necessary for the stockholder to sign the proxy card and deliver it to the person named as his or her proxy and for the person so named to be present and vote at the special meeting. Proxy cards so marked should not be mailed to the Company.

What can I vote on?

                                                At the special meeting, you will be able to vote on the:

•                  election of 3 Class 1 directors to the board of directors of the Company to serve for a term of three years;

•                  an amendment of the Company’s Certificate of Incorporation to increase the number of shares of authorized common stock from 275,000,000 to 400,000,000;

•                  the Fifth Amendment and Restatement of the Company’s 1999 Incentive Stock Option Plan to increase the amount of shares of common stock available for issuance under the Stock Option Plan from a maximum of 25,000,000 shares to a maximum of 50,000,000 shares;

•                  an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split at an exchange ratio of not less than 1-for-4 and not more than 1-for-8 and authorize our board of directors to implement the reverse stock split within this range at any time prior to the 2009 annual meeting of stockholders by filing an amendment to our Certificate of Incorporation;

•                  ratification of the appointment of Amper, Politziner & Mattia, P.C. as the Company’s independent registered public accounting firm for the 2007 fiscal year; and

•                  transaction of any other business that is properly brought before the meeting or any continuations, adjournments or postponements thereof.

How does the Board recommend I vote on the proposals?

                                                Our board of directors recommends that you vote FOR each of the Class 1 nominees for the board of directors, FOR the amendment of our articles of incorporation to increase the number of authorized shares of our common stock, FOR the amendment of our stock option plan to increase the number of common shares available for issuance under the plan, FOR the authorization to effect a reverse stock split, and FOR the ratification of the appointment of our accountants.

May I change my vote?

                                                You can revoke your proxy at any time before it is voted by delivery of a properly completed and executed, later-dated proxy card or by voting in person by ballot at the special meeting.

How many votes are required to hold a meeting?

                                                A quorum is necessary to hold a valid meeting of stockholders. The presence, in person or by proxy, of stockholders representing a majority of the shares of the common stock outstanding and entitled to vote constitutes a quorum. Shares represented by proxies that reflect abstentions or broker “non-votes” are counted as present and entitled to vote for determination of a quorum. If a quorum is not present, in person or by proxy, the special meeting may be adjourned from time to time until a quorum is obtained. Shares as to which authority to vote has been withheld with respect to any matter brought to a vote before the stockholders will not be counted as a vote in favor of such matter.

                                                An abstention is a properly executed proxy marked ABSTAIN for any matter. A broker “non-vote” occurs when you hold your shares in “street name” through a broker or other nominee and you do not give your broker or nominee instructions on how to vote on matters over which your broker or nominee does not have voting discretion. If you do not provide voting instructions, your shares may not be voted on these matters.

How many votes are required to pass a proposal?

                                                A favorable vote of a plurality of the shares present in person or represented by proxy and entitled to vote is required for the election of directors. This means that the nominees who receive the greatest number of votes for each open seat will be elected. Abstentions, votes withheld and broker “non-votes” are not counted for purposes of electing directors and will not affect the election of nominees receiving a plurality of votes.

                                                The affirmative vote of a majority of the outstanding shares of the Company’s common stock is required to approve (i) the amendment of the Company’s Certificate of Incorporation to increase the number of shares of authorized common stock from 275,000,000 to 400,000,000, and (ii) the amendment of the Company’s Certificate of Incorporation to effect a stock split. For all other matters, the affirmative vote of a majority of the votes present or represented by proxy and entitled to be cast at the special meeting by holders of common stock is required to take stockholder action. Abstentions, broker “non-votes” and votes withheld will have the effect of a negative vote.

How will voting on any other business be conducted?

                                                We do not know of any business or proposals to be considered at the special meeting other than the items described in this proxy statement. If any other business is properly brought before the special meeting or any continuations, adjournments or postponements thereof, the signed proxies received from you and other stockholders give the proxies the authority to vote on the matter according to their judgment.

SUMMARY

                                                This summary of the material information contained in this proxy statement may not include all the information that is important to you. To understand fully the proposed merger, and for a more detailed description of the terms and conditions of the proposed merger and certain other matters being considered at your special meeting, you should read this entire proxy statement and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page     . We have included page references in this summary to direct you to a more detailed description of each topic presented in this summary.

About WorldWater & Solar Technologies Corp. (Page      )

200 Ludlow Drive

Ewing, NJ 08638

Telephone: 609-818-0700

                                                WorldWater & Solar Technologies Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

                                                The Company is continuing to work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate from current/competitive products. On October 29, 2007, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) with ENTECH, Inc. of Keller, Texas (“ENTECH’), to acquire all the outstanding shares of common stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. We expect the transaction, if completed, to result in a combined company with significantly enhanced solar technology and efficiency of our large solar applications. With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. We are proposing the combination with ENTECH because we believe it will provide substantial strategic and financial benefits to the Company and our stockholders.

                                                We are a Delaware corporation. The Company’s common stock is publicly traded on the NASDAQ OTC Bulletin Board under the symbol WWAT.OB. Our corporate headquarters and research facilities are located at 200 Ludlow Drive in Ewing, NJ 08638.

About Entech, Inc. (Page       )

Entech, Inc.

1077 Chisolm Trail

Keller, Texas 76248

Telephone: 817-379-0100

                                                ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

                                                ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lesser amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

                                                ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

                                                ENTECH is a Delaware corporation, whose common stock is not publicly listed or traded.

The proposed merger (Page       )

                                                On October 29, 2007, we entered into a merger agreement to acquire ENTECH, Inc., a Delaware corporation, which we refer to as ENTECH. If the merger is completed, ENTECH will merge with and into a wholly-owned subsidiary of WorldWater, which we refer to as Merger Sub and Merger Sub will be the surviving entity in the merger. Under the terms of the merger agreement, WorldWater will pay the following consideration to ENTECH stockholders:

•                  $5.0 million in cash,

•                  19,672,131 million shares of our common stock as stock consideration.

•                  earn-out consideration calculated as 5% of Merger Sub’s gross revenues determined in accordance with generally accepted accounting principles will be paid until the accumulated total of such earn-out payments paid by WorldWater to the ENTECH stockholders equals $5,000,000, and

•                  we will cause to be paid $1.3 million of ENTECH’s liabilities at closing.

                                                As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

                                                The merger agreement is attached to this proxy statement as Annex A. The Company and ENTECH are continuing to negotiate the terms and conditions of the merger agreement.

Our stockholders after the merger (Page       )

                                                If the merger is completed, the ENTECH stockholders will receive 19,672,131 million shares of WorldWater common stock. As a result, ENTECH’s current stockholders will own approximately 10.1% of the outstanding common stock of WorldWater upon completion of the merger, and the current stockholders of WorldWater will hold 89.9% of our diluted common stock. Pursuant to the Certificate of Designations for the Company’s Series C preferred stock, the holders of Series C shares have the right, at their election, to convert their shares into either shares of the Company’s common stock or shares of common stock of Merger Sub. The information about our stockholders after the merger has been calculated based on the assumption that holders of Series C shares have not elected to convert their shares of preferred stock into shares of common stock of Merger Sub. See “Our stockholders after the merger” beginning on page       for more detailed information.

Our board of directors’ recommendations to stockholders (Page       )

                                                Our board of directors recommends that you vote FOR the election of three Class I directors, FOR the amendment of our articles of incorporation to increase the authorized number of shares of our common stock, FOR the fifth amendment and restatement of our stock option plan to increase the number of common shares available for issuance under the plan, FOR the authorization to effect a reverse stock split, and FOR the ratification of the appointment of our accountants. Our board of directors believes the proposed ENTECH merger will provide substantial strategic and financial benefits to the Company and our stockholders.

Accounting treatment (Page       )

                                                If completed, the combination of WorldWater and ENTECH will be accounted for under the purchase method of accounting as a business combination, with WorldWater being treated as having acquired ENTECH as of the date of the completion of the merger.

United States federal income tax considerations (Page       )

                                                We intend to structure the merger so it will be a tax-free reorganization for United States federal income tax purposes, in which case our current stockholders will not recognize any gain or loss for federal income tax purposes as a result of the merger.

Regulatory approvals

                                                We do not believe the merger will be subject to the reporting and waiting provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Thus, no filings have been made or are presently contemplated with the U.S. Department of Justice and the U.S. Federal Trade Commission in relation to the merger.

Completion of the merger (Page       )

                                                Completion of the merger will be subject to customary conditions, such as the absence of any material adverse changes in the business or operations of us or ENTECH. Our stockholders must approve the amendment of our Certificate of Incorporation to increase our authorized common stock in order for us to have a sufficient number of shares available for issuance to complete the merger.

                                                Where the law permits, a party to the merger agreement could elect to waive one or more conditions required to complete the merger. We cannot be certain when or if the conditions to the merger will be satisfied or waived or that the merger will be completed.

                                                If the required approvals are received at the special meeting we anticipate that the merger will occur shortly following the special meeting. However, we cannot assure you when or if the merger will occur.

Termination of the merger agreement (Page       )

                                                The merger agreement provides that the merger agreement may be terminated at any time prior to the completion of the merger in the following manner:

•                  by mutual written consent of ENTECH and us;

•                  by either ENTECH or us, if the closing of the merger shall not have occurred on or before January 31, 2008, unless such failure to close shall be due to a breach of the merger agreement by the party seeking to terminate the merger agreement;

•                  if the other parties are in breach of their representations, warranties, covenants, obligations, or agreements set forth in the merger agreement, such that the conditions to closing the merger would not be satisfied;

•                  by us or ENTECH, if the requisite stockholder approval for the amendment to our Certificate of Incorporation increasing our authorized common stock is not obtained;

•                  by either ENTECH or us, if a court or other governmental entity of competent jurisdiction issues a final non-appealable order having the effect of permanently enjoining or otherwise prohibiting the merger.

                                                In the event of the termination of the merger agreement pursuant to one of the conditions listed above by one of the parties, the merger agreement shall become void and have no effect, and there shall be no liability under the merger agreement on the part of us or ENTECH. A non-defaulting party may seek an injunction from a court to order a completion of the merger.

No solicitation (Page        )

                                                In consideration of ENTECH’s agreement not to initiate any discussions with another party regarding a business combination until January 31, 2008, we agreed to release to ENTECH a $500,000 break-up fee, which amount will be applied to the cash portion of the purchase price.

Interests of certain persons in the merger (Page        )

                                                In considering our board of directors’ approval of the merger agreement and their recommendation that you vote “FOR” the proposal to amend the certificate of incorporation to increase the number of authorized shares, which is necessary to complete the proposed merger with ENTECH, our stockholders should be aware of the following:

                                                In June 2006, the Company issued 750,000 shares of Series C 6% Convertible Preferred Stock, which we refer to as the Series C Preferred Stock. W. Harrison Wellford, who became one of our directors in January 2007, and James S. Brown, one of our executive officers, each hold shares of our Series C Convertible Preferred Stock. For 120 days after completion of the proposed merger with ENTECH, each holder of Series C Preferred Stock may elect to convert his shares into his proportionate share of a 6.5% interest in Merger Sub. Alternatively, Holders of Series C Preferred Stock have the right to convert their shares into shares of common stock at any time prior to January 1, 2009. We estimate the aggregate consideration to be issued in the proposed merger will be equal to approximately $46.3 million dollars, if the amount of the earn-out consideration under the terms of the merger agreement is equal to $5.0 million. In voting to approve the merger agreement with ENTECH, the board of directors was aware of Mr. Wellford’s right to convert his shares of Series C Preferred Stock into shares of Merger Sub upon completion of the proposed merger. Mr. Wellford abstained from voting when the board of directors considered approval of definitive merger documentation.

Proposals for consideration at the special meeting

Proposal No. 1. Election of Class I Directors (Page        )

                                                Three (3) directors, Lange Schermerhorn, Reuben F. Richards, Jr. and W. Harrison Wellford, Esq. are nominated to be elected as Class I directors at the special meeting. If elected, the Class I directors will hold office until the 2010 annual meeting of the stockholders or until their respective successors are duly elected and qualified.

Proposal No. 2 Authorization of Additional Shares of Common Stock (Page        )

                                                Currently, our Certificate of Incorporation authorizes us to issue up to 275,000,000 million shares of common stock. As of October 31, 2007, 236,568,436 shares of common stock were outstanding. In order to complete the proposed merger with ENTECH, our stockholders need to increase the number of shares of common stock we are authorized to issue. We are asking our stockholders to approve an amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock from 275,000,000 shares to 400,000,000 shares. The additional shares authorized would be available to be issued for any valid corporate purpose as determined by our board of directors without any further approval of our stockholders. A majority of our outstanding common stock entitled to vote at the special meeting is required to approve the amendment to our Certificate of Incorporation to authorize additional shares of common stock for issuance. If this proposal is not approved we will not be able to complete the proposed acquisition of ENTECH.

Proposal No. 3. Amendment of Stock Option Plan (Page       )

                                                The Company’s success is largely dependent upon the efforts of its key employees as well as its directors and consultants. In order to continue to attract, motivate and retain outstanding key employees, the board of directors believes it is essential to provide compensation incentives that are competitive with those provided by other companies. The board of directors has recommended our stockholders approve an amendment to the Company’s stock option plan in the form set forth on Appendix D hereto. The amendment will increase the number of shares of common stock available to be issued under the plan from a maximum of 25,000,000 to 50,000,000.

Proposal No. 4. Authorization of a reverse stock split (Page       )

                                                Our board of directors is seeking approval of an amendment to our Certificate of Incorporation to give the board of directors authorization to effect a reverse split of our common stock at any time before our next annual meeting of stockholders, without further approval of our stockholders, upon a determination by our board of directors that such a reverse stock split is in the best interests of our company and our stockholders. If the board of directors elects to effect the proposed reverse stock split, each stockholder would receive a smaller number of shares at the reverse stock split ratio selected by the board of directors. The ratio will be no less than 1 for 4 and no greater than 1 for 8.

Proposal No. 5. Ratification of Appointment of Accountants (Page      )

                                                Amper, Politziner & Mattia, P.C. independent certified public accountants, has been selected by the board of directors as the Company’s independent auditor for the current fiscal year. A representative of Amper, Politziner & Mattia, P.C. is expected to be present at the special meeting, and will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Certain risks associated with the merger (Page      )

                                                There are risks and uncertainties that we face in connection with the proposed acquisition of ENTECH. Among the risks are the following:

•                  The business of ENTECH will represent a significant part of our business after the merger and such business may be riskier than our current business;

•                  Failure to complete the merger could negatively impact our stock price.

                                                These are just some of the risks we face in connection with our proposed acquisition of ENTECH. For a more complete discussion of these and other risks related to the acquisition and the combined company, see the section entitled “Certain Risk Factors Associated with the Merger” beginning on page     .

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

                                                This proxy statement contains forward-looking statements that are based on the beliefs of our management and reflect our current expectations as contemplated under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this proxy statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, and discussed in further detail in the section of this proxy statement entitled “Certain Risk Factors Associated with the Merger”, including the fact that, following the merger, the actual results of the combined company could differ materially from the expectations set forth in this proxy statement.

                                                The forward-looking statements contained in this proxy statement speak only as of the date of the proxy statement. Except as required by applicable regulations, WorldWater does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement, including the occurrence of unanticipated events.

CERTAIN RISKS ASSOCIATED WITH THE MERGER

                                                In deciding whether to approve the increase in the number of authorized shares of common stock, which will allow us to complete the merger between the Company and ENTECH, you should carefully consider the following risks. You should also review and consider the various risks and uncertainties related to our business, which we have identified and discussed in our Annual Report on Form 10-KSB/A for the year ended December 31, 2006 and any Quarterly Reports on Form 10-Q/A filed since December 31, 2006. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Risks related to the acquisition of ENTECH

•                  Our stock price and future business and operations will be substantially dependent on the operating results of ENTECH.

After the completion of the merger, the future development and sales of products based on ENTECH’s technology will impact our overall financial results. If increased profitability and sales are not derived in a timely manner, the price of our common stock may decline.

•                  We do not currently know the total value of the stock consideration to be issued in the merger, if it is completed.

For accounting purposes we have determined that the aggregate value of the stock consideration will be $35,409,836.  This determination of value is based on a $1.80 per share value of our common stock, which is our estimate of the fair market value of our common stock for a reasonable period before and after the date of merger agreement, October 29, 2007. We will issue 19,672,131 million shares to holders of ENTECH common stock. The market price of our common stock will likely be different in the period preceding the closing of the merger and so the aggregate value of the stock consideration to be issued to stockholders of ENTECH may be higher or lower than $35,409,836.

The high, low and average closing trading prices of our common stock in each of the last three months are set forth below.

			Average
Month	High	Low	Closing Price
November	$2.31	$1.76	$2.03
October	$2.35	$1.71	$1.98
September	$1.92	$1.39	$1.63

•                  The costs of the merger could adversely affect our operating results.

We estimate the total merger-related costs of WorldWater and ENTECH would be approximately $1.9 million, primarily consisting of financial advisor, legal and accounting fees and proxy printing and distribution and other expenses incurred in connection with the proposed merger. The foregoing estimate is preliminary and is subject to change.

•                  Failure to complete the merger or delays in completing the merger could negatively impact our stock price and future business and operations.

If the merger is not completed for any reason, we may be subject to a number of material risks, including the following:

•                  we will not realize the benefits expected from the merger, including potentially enhanced technology and product offerings;

•                  the price of our common stock may decline to the extent that the current market price of our common stock reflects a market assumption that the merger will be completed.

In addition, our current and prospective employees may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect our ability to attract and retain key personnel.

•                  Some of the directors and executive officers of WorldWater have interests in the merger that may influence them to support or approve the merger.

As holders of Series C Preferred Stock, one of our directors and one of our executive officers have interests in the merger that are different from, or in addition to, those of our other stockholders. Holders of Series C Preferred Stock have the right, at their election, to convert their shares into either shares of the Company’s common stock or, after completion of the ENTECH merger, into shares of Merger Sub.

•                  We may experience problems in integrating the operations and systems of ENTECH following the merger.

Although we will operate the Company and ENTECH as separate legal and operating entities following completion of the merger, we will seek to integrate certain systems of WorldWater and ENTECH to eliminate duplicative functions, reduce costs, and achieve timely financial reporting. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to achieve the anticipated benefits of the merger. In addition, successful integration of the companies will require the dedication of management resources, which will temporarily detract attention from the day-to-day business of the companies.

•                  The unaudited pro forma financial data included in this proxy statement are preliminary and our actual financial position and results of operations may differ materially from the unedited pro form a financial data included in this proxy statement.

The unaudited pro forma financial data in this proxy statement reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to ENTECH’s net assets. The purchase price allocation reflected in this proxy statement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of ENTECH as of the date of the completion of the merger. We may need to revise materially our current estimates of those assets and liabilities as the valuation process and accounting process are finalized. Accordingly, the actual purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement. The unaudited pro forma financial data in this proxy statement are presented for illustrative purposes only and are not necessarily indicative of what WorldWater’s actual financial position or results of operations would have been had the merger and related financings been completed on the dates indicated. The unaudited pro forma financial data in this proxy statement do not give effect to (1) WorldWater’s or ENTECH’s results of operations or other transactions or developments since June 24, 2007, in the case of ENTECH and September 30, 2007, in the case of WorldWater or (2) the cost savings and one-time charges expected to result from the merger. The foregoing matters and other factors could cause both our pro forma historical financial position and results of operations, and our actual future financial position and results of operations, to differ materially from those presented in the unaudited pro forma financial data in this proxy statement.

•                  Shares eligible for future sale may adversely affect the Company’s common stock price.

Upon completion of the merger we will issue additional shares of our common stock representing approximately 10.1% of our outstanding common stock to the current stockholders of ENTECH. These shares are not being registered under the Securities Act of 1933 and may not be resold without a registration or an exemption from registration. We expect to enter into an agreement to register such shares for resale. Sales of a substantial number of shares of our common stock into the market or a perception that such sales could occur may have an adverse affect on the price of our stock and could impair our ability to obtain capital through an offering of equity securities.

•                  Compliance with securities laws.

The common stock which will be offered to ENTECH stockholders in connection with the merger is being offered without registration under the Securities Act of 1933 pursuant to the exemption available for sales without registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D. If we fail to comply with all of the requirements of the available exemptions from registration, the investors may have the right to rescind the acquisition of their WorldWater shares in connection with the merger.

Risks Related to ENTECH

•                  ENTECH’s products include complex solar technology for markets which are subject to operational risks.

ENTECH is engaged in the development of complex solar technology for the solar energy market. The technology developed by ENTECH is complex and susceptible to unique engineering elements that are not tested in the actual operating environment until commissioned. As a result, ENTECH may incur unanticipated engineering requirements which may cause it to incur additional operating, development and production expenses that have not been anticipated.

•                  The industry in which ENTECH operates is highly competitive, which may result in a loss of market share or a decrease in revenue or profit margin.

ENTECH’s products and services are provided in a highly competitive environment. ENTECH’s products and services are subject to competition from a number of similarly sized or larger businesses which may have greater financial and other resources than are available to ENTECH. Factors that affect competition include timely delivery of products and services, reputation, manufacturing capabilities, price, performance and dependability. Any failure to adapt to a changing competitive environment may result in a loss of market share and a decrease in revenue and profit margins.

•                  ENTECH relies on a few key employees whose absence or loss could disrupt its operations or adversely affect its business.

ENTECH’s continued success is dependent on the continuity of the key management, operating and technical personnel listed below. The loss of these key employees would have a negative impact on its future growth and profitability. ENTECH does not maintain key person insurance on any of these individuals.

•                  ENTECH’s failure to attract and retain qualified personnel could lead to a loss of revenue or profitability.

The development, manufacture and installation of ENTECH’s products and services require continued access to qualified personnel at appropriate compensation levels. The labor market for these labor categories, including electrical engineers and experienced licensed electricians, has been and is tightening. Further, the solar energy industry in general, and ENTECH’s market in particular, has not attracted an adequate level of skilled personnel at all levels during the last two decades. The continuation of this trend could impact ENTECH’s growth and profitability as well as cause unanticipated quality difficulties.

•                  Natural disasters, terrorism, acts of war, international conflicts or other disruptions to ENTECH’s operations could harm its business.

Natural disasters, acts or threats of war or terrorism, international conflicts, and the actions taken by the United States and other governments in response to such events could cause damage to or disrupt ENTECH’s business operations or those of its customers, any of which could have an adverse effect on ENTECH’s business.

ENTECH could suffer a material loss as a result of such disruptions because it is not possible to predict future events or their consequences, any of which could decrease demand for ENTECH’s products, make it difficult or impossible for ENTECH to deliver its products, or disrupt its supply chain.

•                  ENTECH’s success depends upon its ability to secure raw materials and supplies on acceptable terms.

Aluminum, steel and silicon represent a significant element of ENTECH’s material cost. Significant increases in the prices of these materials can reduce ENTECH’s estimated operating margins if it is unable to recover such increases from customer revenues.

•                  We have not yet fully evaluated the disclosure controls and procedures and internal control over financial reporting of ENTECH and its subsidiaries, and any deficiencies in ENTECH’s internal controls that we may find would require us to spend resources to correct those deficiencies and could undermine market confidence in our reported consolidated financial information and reduce the market price of our common stock.

Maintaining effective disclosure controls and procedures and internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are currently subject to certain provisions of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, which require, among other things, our management to make quarterly assessments of the effectiveness of our disclosure controls and procedures. In the future, we will be subject to additional requirements to annually assess and report on our internal control over financial reporting and our independent registered public accounting firm will be required to issue a report on management’s assessment of our controls and procedures, which will be included in our annual reports filed with the Securities and Exchange Commission. ENTECH is not currently subject to the Sarbanes-Oxley Act of 2002, and we are continuing to evaluate the strength of ENTECH’s disclosure controls and procedures and internal control over financial reporting. If we identify any significant deficiencies or material weaknesses in ENTECH’s disclosure controls and procedures and internal control over financial reporting following the completion of the merger, we will be required to spend time and money to remedy those deficiencies. If we are unable to sufficiently integrate ENTECH’s disclosure and control structure into our structure or correct any deficiencies we identify in a timely manner, we may conclude that these circumstances constitute a material weakness in disclosure controls and procedures and/or internal control over financial reporting and that our disclosure controls and procedures and/or internal control over financial reporting was not effective. Investors could lose confidence in our reported consolidated financial information as a result, and the market price of our common stock could decline.

Risks related to the combined company

•                  The combined company may not realize the anticipated benefits of the merger due to challenges associated with integrating the companies or other factors.

The success of the merger will depend in part on the success of management of the combined company in integrating the operations, technologies, business, financial accounting systems and personnel of the two companies following the effective time of the merger. The inability of the combined company to meet the challenges involved in integrating successfully the operations of ENTECH and WorldWater or otherwise to realize any of the anticipated benefits of the merger could seriously harm the combined company’s results of operations. In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses, liabilities and diversion of management’s attention. The challenges involved in integration include:

•                  coordinating and integrating sales and marketing functions;

•                  demonstrating to the combined company’s customers that the merger will not result in adverse changes in the business focus or the quality of the products and services previously provided by each company;

•                  assimilating the personnel of both companies and integrating the business cultures of both companies;

•                  consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•                  maintaining employee morale and motivation.

WorldWater and ENTECH may not be able to successfully integrate their operations in a timely manner, or at all, and the combined company may not realize the anticipated benefits of the merger, including potential synergies or sales or growth opportunities, to the extent or in the time frame anticipated. The anticipated benefits and synergies of the merger are based on assumptions and current expectations, not actual experience, and assume a successful integration. In addition to the potential integration challenges discussed above, the combined company’s ability to realize the benefits and synergies of the business combination could be adversely impacted to the extent either company’s relationships with existing or potential customers, suppliers or strategic partners is adversely affected as a consequence of the merger.

MATTERS TO BE BROUGHT BEFORE THE MEETING

PROPOSAL ONE

ELECTION OF CLASS 1 DIRECTORS

                                                Three (3) directors, Lange Schermerhorn, Reuben F. Richards, Jr. and W. Harrison Wellford, Esq., have been nominated for election as Class 1 directors at the special meeting. If elected, the Class 1 directors will hold office until the 2010 annual meeting of stockholders or until their respective successors are duly elected and qualified. The election of the directors will be decided by a plurality of the votes cast at the meeting by holders of common stock. The nominees have consented to serve if elected, but, if any nominee becomes unable to serve, the persons named as proxies may exercise their discretion to vote for a substitute nominee. Management has no reason to believe that any of the nominees will be unable to serve.

                                                Lange Schermerhorn has served as a Director of the Company since 2001. She is a retired U.S. Ambassador to Djibouti, is an economist who has spent 30 years in the Foreign Service and has covered the globe as a senior foreign officer in such places as Brussels, where she was Deputy Chief of Mission, with specific emphasis on economics relating to NATO and EU. She has also had significant Foreign Service experience in Sri Lanka, Vietnam, Tehran, London and Washington D.C. Ms. Schermerhorn’s education and related experience include Mt. Holyoke College (B.A. 1961), Harvard Business School, and National War College.

                                                Reuben F. Richards, Jr. has served as a Director of the Company since January 2007, when he was appointed to the board to fill a vacancy. Mr. Richards, who joined EMCORE Corporation in October 1995 as its President and Chief Operating Officer, became Chief Executive Officer of EMCORE in December 1996. Mr. Richards has been a director of EMCORE since May 1995. From December 1993 to December 1995 he was a member and President of Jesup & Lamont Merchant Partners. From 1991 to 1993, Mr. Richards was a principal with Hauser, Richards & Co., a firm engaged in corporate restructuring and management turnarounds. From 1986 to 1991, Mr. Richards was a Director at Prudential-Bache Capital Funding in its Investment Banking Division. Mr. Richards has served on the boards of the University of New Mexico School of Engineering, Sandia National Laboratories External Review Panel and board of GELcore, EMCORE’s joint venture with General Electric. Pursuant to the terms of the Investment Agreement between the Company and EMCORE (see “Certain Relationships and Related Transactions—EMCORE Investment in the Company” below), EMCORE is entitled to nominate two directors to the Board, and Mr. Richards is one such nominee.

                                                W. Harrison Wellford, Esq. has served as a Director of the Company since January 2007, when he was appointed to the board to fill a vacancy, and has served as the Company’s legal counsel for energy matters since 2004. He is a recently retired partner from the law firm of Latham & Watkins, LLP, where he practiced in the areas of energy, mergers and acquisitions, and project finance law from 1991 to 2006. Mr. Wellford is active in the management and financing of renewable energy and energy efficiency technology companies. He currently serves as either a board member or advisor to several [private] companies in the energy field. Mr. Wellford served as the Executive Associate Director of the President’s Office of Management and Budget from 1977 to 1981. He also has held several senior management positions in Presidential transitions since 1976. In the 1980’s Mr. Wellford was a leading advocate for the creation of the competitive power industry and a founder of the largest trade association for independent power companies. Mr. Wellford earned his B.A. from Davidson College, his M.A. from Cambridge University, his Ph.D. in Government from Harvard University and his J.D. from Georgetown University. Mr. Wellford was recommended to the board by our Chairman and Chief Executive Officer.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE

NOMINEES FOR CLASS 1 DIRECTORS SET FORTH ABOVE

Unless Marked to the Contrary, Proxies Will be Voted For Approval

PROPOSAL TWO

AMENDMENT OF THE COMPANY’S CERTIFICATE OF INCORPORATION TO INCREASE

THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

                                                The board of directors has approved, and has recommended to the Company’s stockholders, an amendment of the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock, par value $.001 per share, from 275,000,000 to 400,000,000. This amendment would revise Article 4 of the Certificate of Incorporation to read as follows:

                                                “Article 4. Authorized Capital. The total number of shares that may be issued by the Corporation is Four Hundred Ten Million (410,000,000) of which:

a)             Four Hundred Million (400,000,000) shares with a par value of one-tenth of one cent ($.001) per share shall be designated as common stock; AND

b)            Ten Million (10,000,000) shares with a par value of one cent ($.01) per share shall be designated as Preferred Stock.

                                                The designations, preferences and relative participations, options or other rights or qualifications, limitations or restrictions thereof shall be fixed by resolution of the board of directors.”

                                                The following schedule indicates the number of shares of common stock outstanding as of September 30, 2007 and issuable under outstanding options, warrants and convertible securities.

ANALYSIS OF AVAILABLE AUTHORIZED COMMON STOCK

As of
September 30, 2007
Number of authorized common shares:	275,000,000
Less common shares outstanding:	186,651,631
Less potential issuable common shares:
Warrants	15,509,449
Debt conversion rights	1,834,272
Stock options	14,855,107
Preferred stock conversion rights	55,842,797
88,041,625
Available common shares to be issued:	306,744

                                                On October 29, 2007, we entered into a merger agreement to acquire ENTECH. If the merger is completed, the ENTECH stockholders will receive 19,672,131 millions shares of WorldWater common stock. As a result, our stockholders must approve the amendment of our Certificate of Incorporation to increase our authorized common stock in order for us to have a sufficient number of shares available for issuance to complete the merger. The completion of the merger is subject to the satisfaction of customary conditions. (See “The Proposed Acquisition of ENTECH” below.) If the Company’s stockholders approve the proposed increase in authorized share, no further action or authorization by the Company’s stockholders would be necessary to complete the ENTECH acquisition.

                                                Additionally, the increase in the authorized number of shares is required in order to accommodate the Company’s anticipated growth and to pursue new business. The increased share authorization will provide the Company with an ability to raise capital funds that may be necessary to further develop its core business, to fund other potential acquisitions, to finance working capital requirements, to have shares available for use in connection with its stock option plans, and to pursue other corporate purposes that may be identified by the board of directors. The board of directors will determine whether, when and on what terms the issuance of shares of common stock may be warranted in connection with any future actions. No further action or authorization by the Company’s stockholders would be necessary prior to issuance of these additional shares of common stock authorized under the amendment, except as may be required for a particular transaction by the Company’s

Certificate of Incorporation, by applicable law or regulatory agencies or by the rules of the NASDAQ Stock Market or of any stock exchange on which the Company’s common stock may then be listed.

                                                Although an increase in the authorized shares of common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of the Company by another company), the proposed amendment is not in response to any effort by any person or group to accumulate the Company’s stock or to obtain control of the Company by any means. In addition, the proposal is not part of any plan by the board of directors to recommend or implement a series of anti-takeover measures.

THE PROPOSED ACQUISITION OF ENTECH, INC.

Merger Structure

                                                On October 29, 2007, we entered into a merger agreement to acquire ENTECH, a privately owned company formed in 1983 which is involved in the manufacture and sale of solar products (see “About ENTECH, Inc.” on page ). In the merger, ENTECH will merge with and into Merger Sub and Merger Sub will survive the merger as a wholly-owned subsidiary of WorldWater. Under the terms of the merger agreement, WorldWater will pay the following consideration to ENTECH stockholders:

•                  $5.0 million in cash;

•                  shares of common stock of WorldWater. WorldWater will issue 19,672,131 million shares as stock consideration. We have determined that the aggregate value of the stock consideration will be $35,409,836. This determination of value is based on a $1.80 per share value of our common stock, which is our estimate of the fair market value of our common stock for a reasonable period before and after the date of merger agreement, October 29, 2007; and

•                  earn-out consideration calculated as 5% of Merger Sub’s gross revenues determined in accordance with generally accepted accounting principles will be paid until the accumulated total of such earn-out payments paid by WorldWater to the ENTECH stockholders equals $5,000,000.

                                                In addition to the consideration to be paid to ENTECH’s stockholders, WorldWater will pay $1.3 million of ENTECH’s liabilities at closing.

                                                Following the merger, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

                                                Under the terms of the proposed transaction, a closing $35,409,836based on a market price of $1.80 per share would have resulted in the Company recording Intangible Assets and Goodwill totaling approximately $42.3 million in the quarter ending December 31, 2007 using the assumptions set forth below. At the closing, the stockholders of ENTECH will receive $5.0 million in cash and 19,672,131 million shares of the Company’s common stock valued at $35,409,836 assuming the same $1.80 market price described above. Also included in the total purchase price is $1.9 million of acquisition expenses and assumed liabilities. Any amounts payable pursuant to the earn-out will be payable in cash and will be funded from the Company’s operations.

                                                The purchase price of ENTECH is subject to change based on the price per share of WorldWater’s common stock on the date of closing. Based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to, which was October 29, 2007, the value of the common stock used was $1.80 per share.  The market value of the aggregate stock consideration to be issued in the merger would be approximately $35,409,836 with the issuance of 19,672,131 million shares to holders of ENTECH common stock. The market price of our common stock will likely be different in the period preceding the closing of the merger and so the aggregate value of the stock consideration to

                                                The high, low and average closing trading prices of our common stock in each of the last three months is set forth below.

			Average
Month	High	Low	Closing Price
November 2007	$2.31	$1.76	$2.03
October 2007	$2.35	$1.71	$1.98
September 2007	$1.92	$1.39	$1.63

                                                The following description of the material information about the terms of the proposed merger is qualified in its entirety by reference to the more detailed annexes and financial data included with this proxy statement. We encourage you to read all of the annexes and financial data in this proxy statement in their entirety.

                                                The merger agreement contains customary representations and warranties by the parties. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that will be exchanged in connection with signing the merger agreement. While we do not believe that the disclosure schedules contain information securities laws require us to publicly disclose, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, quantifies, and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after execution of the merger agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Background of the merger

                                                WorldWater regularly reviews and evaluates its business strategy and strategic alternatives with the goal of enhancing stockholder value. As part of these reviews, management and the board of directors on various occasions have reviewed various merger or business combination possibilities.

                                                In June 2006, the Company announced that it had entered into a letter of intent with ENTECH, to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing.

                                                From June 2006 through early 2007, we performed due diligence review of business, legal and financial matters relating to the acquisition of ENTECH, and negotiations were ongoing regarding the terms of definitive agreements, however, no agreement was completed as originally anticipated under the original letter of intent.

                                                During the spring of 2007, negotiations resumed and on May 25, 2007, we entered into a new letter of intent to enter into a merger agreement with ENTECH. On August 1, 2007, we entered into an amendment to the letter of intent to provide that the merger must be completed by November 30, 2007. On October 29, 2007, we entered into a definitive merger agreement which provides for a closing of the merger transaction by January 31, 2008.

Recommendation of the board of directors; Our reasons for proposing the acquisition of ENTECH

                                                The board of directors has approved the merger agreement and has deemed the proposed merger with ENTECH advisable and in the best interests of WorldWater. The board of directors has approved the amendment to our Certificate of Incorporation and recommends that our stockholders vote “FOR” the amendment. An increase in the number of shares of common stock we are authorized to issue is necessary in order for us to complete the acquisition of ENTECH and to have additional shares available for issuance for general corporate purposes that may be identified by the board of directors. The board of directors unanimously recommends that stockholders vote “FOR” approval of the amendment to our Certificate of Incorporation to increase the number of authorized shares.

                                                Before approving the merger agreement, the board of directors sought to identify and consider the significant benefits and risks expected from the proposed business combination with ENTECH and compared these to the other strategic alternatives available to WorldWater in order to select a strategy that it believes will best position WorldWater to achieve both short-term and long-term growth and enhancement of stockholder value. The board considered the improvement in the business and financial condition of WorldWater over the past few years and expects the acquisition of ENTECH to result in a combined company with significantly enhanced solar technology and efficiency of our large solar applications. With the combined technologies of the Company and ENTECH, the board believes our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. We are proposing the combination with ENTECH because we believe it will provide substantial strategic and financial benefits to the Company and our stockholders.

                                                Benefits of the ENTECH Transaction.  On May 25, 2007, our board of directors met to discuss strategy and long term planning. The Company’s board discussed the possibility of a business combination transaction with ENTECH, including the risks and potential benefits of such a transaction. The Company’s board believes that the proposed merger will enhance stockholder value through, among other things, enabling the combined company to capitalize on the following strategic advantages:

•                  Increased Financial and Strategic Flexibility. We believe that, because of its increased size and economies of scale, the combined company will have greater financial flexibility, greater liquidity in the market for our securities and the ability to respond to competitive pressures and successfully pursue future transactions necessary to remain competitive. The combined company’s increased size, economies of scale and total capabilities are also expected to enable it to improve the cost structure for its products and services, enhancing its ability to compete profitably.

•                  Complementary Strengths and Strategic Positioning. The acquisition of ENTECH is expected to significantly bolster the Company’s strategic positioning and will offer us exposure to new solar technology customers and markets on an international scale. As a result, we believe the combined company will have greater opportunity for future growth.

•                  Our Common Stock May be More Attractive to Investors. We believe that the expanded scale and scope of products resulting from the completion of the merger may enable us to attract more investor attention and result in greater liquidity in the market for our securities. We anticipate that we may also benefit from better access to capital markets, which should provide more financial flexibility in meeting future opportunities and challenges.

•                  Expanded Management and Resources. The merger will combine WorldWater’s and ENTECH’s sales, marketing and operational execution and expertise, as well as the strength of both firm’s senior management team. We believe that the complementary skill sets and perspectives of the two companies’ management teams will result in a combined company management team that has significantly more breadth and depth than the two companies have on a stand-alone basis. WorldWater believes that the proposed merger will enable the combined company to better take advantage of the two companies’ complementary assets, skills and strengths, including product innovation and research and development and apply them across a broader business base to create greater value for our customers.

                                                In view of the wide variety of factors considered in connection with its evaluation of the proposed merger and the complexity of these matters, our board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, our board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the board conducted an overall analysis of the factors described above, including discussions with the Company’s management team and outside legal, financial and accounting advisors. In considering the factors described above, individual members of the board may have given different weight to different factors.

                                                Risks of the ENTECH Transaction.  In determining to enter into the merger agreement with ENTECH, the Company’s board analyzed the considerations favoring an acquisition of ENTECH in the context of the risks associated with the merger, particularly the challenge of integrating the two companies and the risk that the expected benefits of the merger might not be realized. Our board of directors considered the following potential adverse consequences to WorldWater, its stockholders and the combined company:

•                  The business of ENTECH, manufacturing and sale of terrestrial solar systems on a large scale, will represent a significant part of our business after the merger. Fluctuations in the market price and demand for ENTECH’s products could therefore, significantly affect our financial performance.

•                  Failure to complete the proposed merger could negatively impact the market price of our common stock.

•                  The other risks described in this proxy statement that are included in the section entitled “Certain Risks Associated with the Merger”.

                                                The board of directors concluded that the potential benefits of the transaction with ENTECH outweighed the potential risks. The board believes the proposed transaction with ENTECH is more compelling than WorldWater remaining a stand-alone entity and is in the best interests of WorldWater and its stockholders.

Effects of merger on WorldWater common stock

                                                Each share of our common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding after the merger. However, because additional shares of our common stock will be issued as a result of the merger and related transactions, the aggregate equity interest of our current stockholders will be diluted from 100% of our issued and outstanding common stock prior to the merger to approximately 90% of our issued and outstanding common stock immediately after the merger.

Anticipated accounting treatment

                                                The acquisition will be accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles (GAAP), with WorldWater being the acquiror. Accordingly, for accounting purposes, the net assets of ENTECH will be stated at their fair value based on an appraisal, performed by an independent valuation specialist to be prepared subsequent to closing the transaction, of the principal ENTECH assets acquired and liabilities assumed. It is anticipated that a substantial portion of the purchase price will be allocated to amortizable intangibles and non-amortizable goodwill and intangibles. Our financial statements issued after completion of the acquisition will reflect these values. Historical data published after the completion of the merger are of WorldWater and are not restated retroactively to reflect the combined historical financial position or results of operations of WorldWater and ENTECH. To the extent that any portion or all of the earn-out payments becomes payable, our financial statements will differ from the pro forma financial statements set forth in this proxy statement.

Material federal income tax consequences of the merger for WorldWater and WorldWater stockholders

                                                The following is a summary of the anticipated material United States federal income tax consequences of the merger to WorldWater and our stockholders. The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”), rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. Any change could affect the accuracy of the statements and conclusions discussed below and the tax consequences of the merger.

                                                The following discussion is not binding on the IRS. Neither WorldWater nor ENTECH has or intends to request any rulings from the IRS or opinions from counsel with respect to any of the United States federal income tax consequences of the merger and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

                                                It is expected that for United States federal income tax purposes the proposed merger of ENTECH with and into Merger Sub will constitute a reorganization within the meaning of Section 368(a) of the Code. If the proposed merger does qualify as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by WorldWater. It is not intended that stockholders of WorldWater will not exchange or surrender their WorldWater stock in the proposed merger or receive any separate consideration. Accordingly, you will not recognize gain or loss as a result of the merger.

                                                WE INTEND THIS DISCUSSION TO PROVIDE ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY ENCOURAGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, WITH RESPECT TO YOUR INDIVIDUAL CIRCUMSTANCES.

Appraisal rights

                                                Holders of our common stock will not have appraisal rights in connection with the proposed acquisition of ENTECH or the proposals to be considered at the special meeting.

Regulatory Approvals

                                                We do not believe the proposed merger will be subject to the reporting provisions or waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations promulgated thereunder (the “HSR Act”). The HSR act requires that parties to merger and related transaction meeting certain tests regarding the value of the proposed transaction, and not otherwise exempt must file notifications and report forms to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”). The proposed merger does not meet the transaction value requirements under the HSR Act and accordingly, no filings have been made or are presently contemplated with the DOJ and FTC in relation to the proposed merger.

Interests of certain persons in the proposed merger

                                                In June 2006, the Company issued 750,000 shares of Series C 6% Convertible Preferred Stock, which we refer to as the Series C Preferred Stock. W. Harrison Wellford, who became one of our directors in January 2007, and James S. Brown, one of our executive officers, each hold shares of our Series C Convertible Preferred Stock. For 120 days after completion of the proposed merger with ENTECH, each holder of Series C Preferred Stock may elect to convert his shares into his proportionate share of a 6.5% interest in Merger Sub Alternatively, Holders of Series C Preferred Stock have the right to convert their shares into shares of common stock at any time prior to January 1, 2009. We estimate the aggregate consideration to be issued in the proposed merger will be equal to approximately $47.3 million dollars, including the payment of the earn-out consideration in the amount of $5.0 million. In voting to approve the merger agreement with ENTECH, the board of directors was aware of Mr. Wellford’s right to convert his shares of Series C Preferred Stock into shares of Merger Sub upon completion of the proposed merger. Mr. Wellford abstained from voting when the board of directors considered approval of definitive merger documentation.

Costs and expenses of the proposed merger

                                                We estimate that merger-related fees and expenses of WorldWater, consisting of fees and expenses of our financial advisor, attorney, and accountants, financial printing and distribution and related charges, Securities and Exchange Commission and other filing fees and travel expense, will total approximately $1.9 million if the merger is completed. WorldWater has paid ENTECH a standstill and due diligence fee under the original letter of intent in the amount of $500,000 (included in the fee estimate above) and this fee is not conditional on completion of the merger. In addition, WorldWater has placed in escrow a further standstill fee in the amount of $500,000 which has been released to ENTECH in consideration of ENTECH’s agreement to extend the closing date of the merger transaction from November 30, 2007 (as described in the letter of intent for the transaction) to January 31, 2008. This amount will be applied to the cash portion of the merger consideration to be paid by WorldWater. Should the deal not go though, the standstill fee is not refundable and will be expensed in the G&A section of the P&L in the period in which the deal is terminated.

ABOUT ENTECH, INC.

                                                ENTECH, Inc. is a privately-owned company that has been engaged in developing, manufacturing and installing solar products since its inception in 1983. These patented products include advanced solar power systems for producing electrical power for terrestrial and space applications, along with advanced solar daylighting products for improved building energy efficiency. These products are described on ENTECH’s websites at www.entechsolar.com and www.day-lighting.com, as well as www.slasr.com, and www.stretchedlensarray.com. ENTECH is incorporated in the State of Delaware as a “C” Corporation.

                                                ENTECH’s space business is successfully underway with numerous contracts with NASA and other space power customers. ENTECH’s tubular skylight business will be established as a license arrangement with an outside company. ENTECH’s terrestrial solar power products, which offer the greatest profit potential for the Company, will require financing to be successfully launched into the marketplace.

                                                ENTECH has developed concentrating solar power systems for both large and small terrestrial power applications and space power applications. ENTECH has a terrestrial power product improvement initiative underway aimed at substantially improving the cost effectiveness of its terrestrial systems by significantly increasing the solar to electric conversion efficiency. This effort is centered on upgrading the crystalline silicon solar cell assemblies currently used in the ENTECH terrestrial photovoltaic (PV) module to a higher efficiency solar cell. The upgraded cell assembly will use the high-efficiency, multi-junction solar cell technology ENTECH currently employs in its space power systems.

                                                The convergence of ENTECH’s space and terrestrial solar power technologies was initiated recently with funding from the National Renewable Energy Laboratory (NREL). Since major terrestrial market opportunities are developing rapidly, ENTECH wants to accelerate the terrestrial product improvement initiative so that the improved product can be available for the market in less than two years. The improved product will be directed primarily at the rapidly growing market in the southwestern United States, where it is expected to capture a significant market share, and in other areas of the world where export restrictions for the new cell technology do not apply. Meanwhile, ENTECH will use its current silicon-based PV modules and systems for significant near-term business opportunities inside and outside of the United States. One of the hardware options available with ENTECH’s terrestrial solar power products enables them to generate both useful electricity and heat thereby substantially increasing the products’ cost effectiveness over competition and providing them a unique market position.

                                                ENTECH’s mission is to provide innovative, practical and top-quality solar energy products that meet the needs of customers for space power, terrestrial power and daylighting. These products will provide a clean reliable and sustainable energy and light source for customers at a competitive price, conserving conventional energy and improving energy efficiency.

                                                The following is description of ENTECH’s key personnel:

                                                Walter J. Hesse—Chief Executive Officer & Chairman of the board—Mr. Hesse has been employed by ENTECH since its inception in 1983 and has served as President, CEO and COB. Prior to joining ENTECH he served in high tech engineering and management positions with E-Systems/Raytheon, LTV and Rohr. Mr. Hesse is a past President of the Solar Energy Industry Association (Washington, DC).

                                                Mark J. O’Neill—President—Before becoming President in 1998, Mr. O’Neill served as ENTECH’s Executive Vice President, Engineering & Operations and has been employed by ENTECH since its inception. Prior to ENTECH, he was employed by E-Systems/Raytheon and Lockheed Missiles & Space Company. Mr. O’Neill has authored more than 140 technical publications, including U.S. and foreign patents on fifteen solar energy inventions. He has been responsible for directing the improvements in company organization, general accounting, and new business.

                                                A.J. McDanal—Vice President, Engineering and Manufacturing—With the Company since its inception, Mr. McDanal is Vice President of Systems Engineering and Treasurer. Prior to ENTECH, he was employed by E-Systems/Raytheon and Lockheed Missiles and Space Company. Directs the design and manufacturing of ENTECH’S solar products and facilities. Mr. McDanal has been successful in directing the manufacturing of ENTECH’S terrestrial and space products for a large variety of projects, and in improving ENTECH’S corporate accounting system.

                                                Robert R. Walters—Vice President, Corporate Business Development & Marketing—With the Company since its inception as Vice President of Marketing and Secretary, Mr. Walters was formerly employed by E-Systems/Raytheon, LTV and Rockwell. Mr. Walters has successfully marketed ENTECH’S products to utilities, industries and overseas licensees. He has served as a Member of board and President of the Texas Renewable Energy Industries Association, as well as President of the Texas Solar Energy Industries Association.

                                                These individuals are expected to remain with ENTECH after the proposed ENTECH transaction is completed under existing multi-year employment contracts.

Summary description of ENTECH’s products

                                                Terrestrial Solar Power Products—ENTECH’s two terrestrial solar products are the SunLine™ and SolarRow®’]. The SunLine™, using two of ENTECH’s photovoltaic (PV) modules, provides electricity in any sunny part of the world for small kilowatt power applications, such as remote homes, remote water pumping and other off-grid power needs. The SolarRow®’] uses 72 of the same PV modules in a larger tracking frame to meet more substantial power demands such as for utilities and villages. In keeping with its mission, ENTECH has developed these state-of-the-art solar PV products for providing sustainable electrical power for global application. These systems can provide sustainable, clean energy to generate hydrogen for the hydrogen car and other clean energy initiatives. Key components of these products are produced by ENTECH’s key vendors inside and outside the United States. ENTECH has a product improvement initiative underway aimed at substantially improving the cost effectiveness of these systems by significantly increasing the solar to electric conversion efficiency. This effort is centered on upgrading the crystalline silicon solar cell assemblies currently used in the ENTECH photovoltaic module to a higher efficiency solar cell.

                                                The upgraded cell assembly will use the high-efficiency, multi-junction solar cell technology the Company currently employs in its space power systems. To date, this development work has resulted in mini-module solar to electric conversion efficiencies of greater than 30%. This convergence of ENTECH’s space and terrestrial solar power technologies was initiated with funding from the National Renewable Energy Laboratory (NREL). The Company’s terrestrial products have been developed in conjunction with the U.S. Department of Energy, Sandia National Laboratories, the National Renewable Energy Laboratory, electric utility companies and other industries. ENTECH has installed terrestrial systems for a wide variety of customers, such as, the Dallas/Fort Worth International Airport, the 3M Company/Austin Energy, TXU(Texas Utilities Company), American Electric Power Company (AEP), Northern States Power Company, NASA Cleveland, National Renewable Energy Laboratory, Sandia National Laboratory, Boeing and others.

                                                ENTECH’s Fresnel lens PV technology is believed to be the key to achieving revenue and earnings growth. The patented SolarRow®’] and ENTECH SunLine™ products offer unique advantages compared to competing products in terms of price, manufacturing and applications. An inexpensive, error-tolerant, Fresnel lens is used to concentrate sunlight to minimize the required area of solar cells, the most expensive component of a photovoltaic module. Currently, the annual global market for terrestrial solar photovoltaic systems is approximately $8 billion and growing rapidly.

                                                Space Solar Power Product—ENTECH’s latest space solar product is called the Stretched Lens Array (SLA) due to the use of an ultra lightweight Fresnel lens stretched across a row of very high efficiency solar cells. This improved space concentrator array is a lighter, cheaper, and more efficient version of ENTECH’s SCARLET (Solar Concentrator Array using Refractive Linear Element Technology) array. A 2.5 kW SCARLET array performed flawlessly for the full 38-month mission of NASA’s Deep Space 1 spacecraft, powering both the spacecraft and its ion engine to a remarkable rendezvous with the asteroid, Braille, in 1999, and the comet, Borrelly, in 2001. SLA uses the same 8X, 1-cm wide, triple-junction concentrator cell as SCARLET.

                                                The latest SLA prototype wing has demonstrated 27.5% net efficiency at 28C under AM0 sunlight using NASA-flown reference cells. ENTECH’s lightweight and highly efficient Fresnel lens provides the maximum amount of concentrated solar energy to the PV cells thereby producing record breaking conversion efficiency of sunlight to electricity and light weight structures for space qualified power systems. This combination results in a space solar power system that we believe is very competitive in the solar industry. In addition to solar-to-electric conversion efficiencies, SLA is able to provide key competitive advantages, including significant increase in power per unit weight, significantly more power can be stowed for launch per unit volume, and the SLA solar array can operate at greater voltage levels on orbit. The inherent design of the SLA enables it to be readily hardened against radiation damage with only minimal weight penalty. These product advantages are significant to ENTECH customers’ applications in space. Consequently, in addition to ENTECH’s current space contracts, SLA is under consideration and being proposed for a variety of new NASA and Military space programs.

                                                The space solar power market, which consists of providing power to satellites being used by the military, NASA and commercial telecommunications companies, is currently about $1 billion per year. This market continues to expand. Each year, the power requirements for each satellite increase and it is anticipated that the total annual power requirements will increase dramatically in the future.

                                                ENTECH Tubular Skylight Product—Along with the above state-of-the-art, high-tech, terrestrial and space power systems, ENTECH has a new, low-cost patented skylight that provides a significant advance over other tubular skylights. These skylight units direct the optimum amount of natural daylight into living, working, shopping, medical, and educational space environments. The Company’s expertise in designing, testing, manufacturing and optimizing the use of sunlight for over two decades to build solar power systems has been used in this new product to optimize the amount of natural light directed to indoor environments from sunrise to sunset throughout the seasons of the year. ENTECH’s skylight is provided with an option to use 3M radial diffuser lenses that uniformly distribute the light in the room.

                                                Side by side testing with conventional tubular skylights confirms that the new skylight provides more than 3 times higher usable light for the same roof penetration. The reason for this significant improvement is due to optimizing the efficiency of directing sunlight from outside the building to the interior space. The new skylight significantly reduces the number of reflections, or bounces, the light rays make before entering the interior space, especially in the early and late part of the day. This dramatically increases the amount of useable light entering the room.

                                                ENTECH’s PV Modules (CSPV-20 and MJPV-400)—ENTECH’s PV modules are used in both the SolarRow®’] and ENTECH SunLine™. These PV modules are believed to be the world’s largest, with an aperture area of 3 square meters aimed at the sun. Each module is 0.9 meters (3 feet) wide, 3.7 meters (12 feet) long, and 0.9 meters (3 feet) high. A long-life, all weather, marine-grade aluminum housing supports the large primary Fresnel lens in reference to the solar cells and provides an environmental enclosure. ENTECH’s basic module design keeps the solar cells about as cool as those in “flat plate” PV modules. ENTECH has several patented technologies in the design and assembly of the module that significantly increase its performance and reliability while reducing its cost.

                PV Module No. CSPV-20—ENTECH’s silicon-cell based PV module is designated the CSPV-20 and is rated at 430 watts. This is a fully-developed and commercially ready module design that has been used in previous projects. The CSPV designates the crystalline silicon photovoltaic solar cell used in the solar cell assembly. The number “20” signifies the amount of concentration (20X) provided by the Fresnel lens. This PV module uses a large acrylic plastic Fresnel lens to create a primary line focus of sunlight onto the solar cell assemblies. Concentrating the sunlight to 20 times its normal intensity reduces the amount of the most expensive component, the silicon cell material, by 95%, compared to conventional “flat plate” PV modules. ENTECH’s uniquely designed PV concentrator cell is a modified version of the crystalline silicon cell used in flat plate PV panels. The major difference is that the grid on the concentrator cell’s surface, used to retrieve the power from the solar cell, conducts over 20 times more electrical current than the same type cell in a flat plate module. Consequently, ENTECH’s cell has a larger conductive grid. ENTECH also has an optical cover that is bonded to the top surface of the solar cell to redirect incoming light away from the grid onto the active silicon material on the solar cell. Therefore, the larger, more effective conductive grid does not reflect or block any sunlight from reaching active solar cell material. Each module has 37 solar cells electrically connected together like the positive and negative connections of batteries, to provide 17 to 20 volts DC, depending on the ambient temperature.

                PV Module No. MJPV-400—This module’s designation (MJPV) signifies the multi-junction photovoltaic solar cell used in the cell assembly. The number “400” represents the approximate geometric concentration ratio of the sunlight, that is, the PV module aperture area divided by the solar cell area. This concentration can be achieved with a single point focus Fresnel lens or with the primary Fresnel lens concentrating the sun by a factor of about 20 onto a secondary lens over each individual cell that concentrates the sunlight another 20 times. Both approaches are currently being tested.

                Module Support Structure and Tracking Systems—Over the past two decades, ENTECH has perfected a rugged, reliable, low-cost, two-axis tracking system for its PV modules. Modules can roll from east to west about their axis while mounted in a supporting frame that tilts from north to south. This support structure is made from readily available, thin-wall, tubular structural steel. This simple durable structure enables the modules to move about the tilt axis as required to stay in the plane of the sun, and to roll east to west through 150(0). All steel components are treated to ensure the 30+ year design life of the system. The combined roll and tilt motion enables the modules to stay aligned with the sun throughout the day every day of the year. The two tracking drive actuators, one for the roll axis and one for the tilt axis, are common DC motor-driven linear actuators. The motors are controlled by a microprocessor unit with a built-in clock that computes the position of the sun based on the unit’s geographic location, day of the year and time of day. In stow position the structure can withstand wind speeds up to 45 meters per second (100 mph) while being ready to start tracking the sun automatically when the wind diminishes. Two modules are supported on the ENTECH SunLine™ tracking structure while up to 72 modules are supported in the SolarRow® tracking structure.

Product Research and Development

                ENTECH’s reliable Fresnel lens PV technology has been developed with help from the U.S. Department of Energy, Sandia National Laboratories, National Renewable Energy Laboratory, NASA, Ballistic Missile Defense Office (BMDO), several U.S. utilities and several other private enterprises. ENTECH continues to selectively pursue contract research programs funded by third parties to help support the development of new technical capabilities and product improvements. These programs have been selected to complement and enhance the company’s long-term development strategy under conditions that permit the company to retain the technology it develops. Over $38 million has been invested in this technology in the form of contracts for research, development and product demonstration from the entities listed above, ENTECH and others.

THE TERMS OF THE MERGER AGREEMENT

Merger consideration

The merger agreement provides that at the effective time of the merger ENTECH’s stockholders will receive the following consideration:

•                  $5.0 million in cash,

•                  shares of common stock of WorldWater. WorldWater will issue 19,672,131 million shares as stock consideration.

•                  earn-out consideration calculated as 5% of Merger Sub’s gross revenues determined in accordance with generally accepted accounting principles will be paid until the accumulated total of such earn-out payments paid by WorldWater to the ENTECH stockholders equals $5,000,000, and

•                  we will cause to be paid $1.3 million of ENTECH’s liabilities at closing.

In addition to the consideration to be paid to ENTECH’s stockholders, WorldWater will provide $5.0 million of working capital to ENTECH at the closing, of which $2.3 million has already been provided in the third quarter 2007.

Under the terms of the merger agreement, six ENTECH stockholders agreed for the 24 month period following the closing of the merger transaction: (i) not to compete with the business of the Company in any geographic region where the Company conducts business; (ii) not to solicit or induce any person employed by, or an agent of, the Company to terminate his employment or agency, as the case may be, with the Company; and (iii) not to solicit, divert or attempt to solicit or divert, or otherwise accept as a supplier or customer, any person, concern or entity that sells the Company’s products and services, furnishes products or services to, or receives products and services from, the Company, nor attempt to induce any such supplier or customer to cease being (or any prospective, supplier or customer not to become) a supplier or customer of the Company.

Upon the closing of the merger transaction, Merger Sub will enter into employment agreements with four ENTECH employees which will provide for base compensation ranging between $79,284 and $196,248. As additional compensation, each of the employees will be entitled to an amount calculated as 0.2% of Merger Sub gross revenues determined in accordance with generally accepted accounting principles until the accumulated total of such additional compensation paid by Merger Sub to each of them equals $1,000,000.

The total value of the stock consideration to be issued in the merger, if it is completed, will be $35,409,836. This determination of value is based on a $1.80 per share value of our common stock, which is our estimate of the fair market value of our common stock for a reasonable period before and after the date of merger agreement, October 29, 2007. We will issue 19,672,131 million shares to holders of ENTECH common stock. The market price of our common stock will likely be different in the period preceding the closing of the merger transaction and so the aggregate value of the stock consideration to be issued to stockholders of ENTECH may be higher or lower than $35,409,836. The Company operates in industries where securities values may be volatile and historically, the trading prices of our common stock has varied significantly over time.

Effective time

The merger will be completed when the articles of merger of ENTECH and Merger Sub are filed with the Secretary of State of Delaware. We anticipate that the closing of the merger will occur promptly after the special meeting. However, the effective time of the merger could be delayed if there is a delay in satisfying any of the conditions to the merger. There can be no assurances as to whether, or when, we will obtain the required approvals or complete the merger. If the merger is not completed on or before January 31, 2008, either we or ENTECH may terminate the merger agreement (if executed), unless the failure to complete the merger by that date is due to the material breach of the merger agreement by the party seeking to terminate the agreement. See “Conditions to the Completion of the merger” immediately below.

Conditions to the completion of the merger

                Completion of the merger is subject to various customary conditions set forth in the merger agreement. While we anticipate that all of the conditions of both parties as set forth in the merger agreement will be satisfied, there can be no assurance as to whether or when any of the conditions will be satisfied or, where permissible, waived.

                The obligations of ENTECH to effect the merger are subject to the following conditions, any or all of which may be waived in whole or in part:

•                  WorldWater’s representations and warranties shall be true and correct as of the closing date, as though made at that time, and ENTECH shall have received a certificate of the president of WorldWater to that effect;

•                  WorldWater and Merger Sub shall have performed in all material respects with all covenants, agreements and conditions required by the merger agreement to be performed as of or prior to the closing date, and ENTECH shall have received a certificate of an officer of WorldWater and Merger Sub to that effect;

•                  WorldWater shall deliver at closing all of the merger consideration;

•                  WorldWater stockholders must have approved the amendment to WorldWater’s certificate of incorporation increasing the authorized common stock of WorldWater to 400,000,000 shares, and the amendment shall have been filed with the Secretary of State of Delaware;

•                  WorldWater shall have entered into a registration rights agreement with respect to the common stock issued to ENTECH stockholders in connection with the acquisition; and

•                  WorldWater shall have signed and delivered employment agreements for the founders and certain employees of ENTECH.

                The obligations of WorldWater to effect the merger are subject to the following conditions, any or all of which may be waived in whole or in part:

•                  ENTECH’s representations and warranties shall be true and correct as of the closing date, as though made at that time, and WorldWater shall have received a certificate of an officer of ENTECH to that effect;

•                  ENTECH shall have performed in all material respects with all covenant, agreements and conditions required by the merger agreement to be performed as of or prior to the closing date, and WorldWater shall have received a certificate of an officer of ENTECH to that effect;

•                  no judicial injunction or order shall be in effect which prohibits the consummation of the merger and no action is pending by any governmental authority which seeks to enjoin or prohibit the consummation of all or any of the transactions contemplated by the merger agreement or the merger;

•                  no material adverse change in the financial condition or results of operations of ENTECH shall have occurred since the date of execution of the merger agreement;

•                  WorldWater, Merger Sub and ENTECH shall have received all requisite consents from any and all public or governmental authorities, bodies or agencies or judicial authority having jurisdiction over the transactions contemplated hereby;

•                  ENTECH’s stockholders shall deliver at closing stock certificates for the shares to be acquired, duly endorsed for transfer, free and clear of all liens;

•                  ENTECH’s stockholders and each officer and director of ENTECH shall have paid to ENTECH any amounts owed by such person to ENTECH;

•                  ENTECH’s founders and certain employees of ENTECH shall have signed and delivered employment agreements to WorldWater;

•                  WorldWater shall have received certificates of good standing of ENTECH in its jurisdiction of organization, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of ENTECH authorizing the execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement; and

•                  WorldWater shall have received signed releases from each of ENTECH’s stockholders.

•                  ENTECH’s stockholders shall have paid all finder’s fees in connection with the transaction.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of ENTECH and its controlling stockholders, on the one hand, and us, on the other hand, are expected to make customary representations and warranties to the other in the merger agreement with respect to certain matters such as:

•                  corporate existence, good standing and qualification to conduct business;

•                  absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations of the merger agreement;

•                  corporate power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

•                  governmental, third party and regulatory approvals or consents required to complete the merger;

•                  capitalization, including ownership of subsidiary capital stock or other form of equity interest, and the absence of restrictions or encumbrances with respect to capital stock or other form of equity interest of any subsidiary;

•                  financial information;

•                  absence of undisclosed liabilities;

•                  absence of certain changes, events or circumstances;

•                  tax matters;

•                  compliance with laws;

•                  litigation, government orders, judgments and decrees;

•                  environmental matters;

•                  insurance;

•                  title to properties and encumbrances thereto;

•                  sufficiency and condition of properties;

•                  real property and leased property;

•                  material contracts and agreements;

•                  intellectual property;

•                  labor and employment matters, including employee benefit plans;

•                  customers and suppliers;

•                  books and records;

•                  improper business practices;

•                  brokers or finders.

                WorldWater expects to make certain representations regarding our filings and reports with the Securities and Exchange Commission.

Conduct of business pending the merger

                The merger agreement provides that, except as expressly provided in the merger agreement and except as consented to by us, during the period from the date of the merger agreement until the effective time of the merger, ENTECH shall (i) conduct its operations in the ordinary course of business consistent with past practice; (ii) use reasonable efforts to preserve, maintain, and protect its properties; and (iii) use reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees, and to maintain existing relationships with material licensors, licensees, suppliers, contractors, distributors, customers, and others having material business relationships with them.

Reasonable efforts to consummate the merger

                The Company and ENTECH have each agreed that it will not voluntarily undertake any course of action inconsistent with the provisions or intent of the merger agreement and will use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper, or advisable under applicable laws to consummate the merger contemplated in the merger agreement.

No solicitation of alternative mergers or other transactions

                The merger agreement provides that from the execution of the merger agreement until the earlier of the termination of the merger agreement and the closing of the merger or January 31, 2008, neither ENTECH, nor any affiliate, director, officer, employee, or representative of ENTECH, shall (i) directly or indirectly solicit or initiate discussions or negotiations with any person (other than us) concerning any merger, consolidation, sale of assets, tender offer, sale of shares of capital stock, or similar merger involving ENTECH, or (ii) disclose directly or indirectly to any person preparing to make an acquisition proposal involving ENTECH any confidential information regarding WorldWater or ENTECH, or any of their respective subsidiaries, or (iii) enter into any agreement, arrangement, understanding, or commitment regarding any acquisition proposal involving ENTECH.

Expenses

                We estimate that merger-related fees and expenses of WorldWater, consisting of fees and expenses of our financial advisor, attorney, and accountants, financial printing and distribution and related charges, Securities and Exchange Commission and other filing fees and travel expense, will total approximately $1.9 million if the merger is completed. WorldWater has paid ENTECH a standstill and due diligence fee under the original letter of intent in the amount of $500,000 (included in the fee estimate above) and this fee is not conditional on completion of the merger. In addition, WorldWater has placed in escrow a further standstill fee in the amount of $500,000 which has been released to ENTECH shareholders in consideration of ENTECH’s agreement to extend the closing date of the merger transaction from November 30, 2007 (as described in the letter of intent for the transaction) to January 31, 2008. This amount will be applied to the cash portion of the merger consideration by WorldWater. Should the deal not go though, the standstill fee is not refundable and will be expensed in the G&A section of the P&L in the period in which the deal is terminated.

Termination of the merger agreement

The terms of the merger agreement provides that the merger agreement may be terminated at any time prior to the completion of the merger in the following manner:

•                  by mutual written consent of ENTECH and us;

•                  by either ENTECH or us, if the closing of the merger shall not have occurred on or before January 31, 2008, unless such failure to close shall be due to a breach of the merger agreement by the party seeking to terminate the merger agreement;

•                  if the other parties are in breach of their representations, warranties, covenants, obligations, or agreements set forth in the merger agreement, such that the conditions to closing the merger would not be satisfied;

•                  by us or ENTECH, if the requisite stockholder approval for the amendment to our Certificate of Incorporation increasing our authorized common stock is not obtained;

•                  by either ENTECH or us, if a court or other governmental entity of competent jurisdiction issues a final non-appealable order having the effect of permanently enjoining or otherwise prohibiting the merger.

                In the event of the termination of the merger agreement pursuant to one of the conditions listed above by one of the parties, the merger agreement shall become void and have no effect, and there shall be no liability under the merger agreement on the part of us or ENTECH. A non-defaulting party may seek an injunction from a court to order a completion of the merger. A non-defaulting party may seek an injunction from a court to order a completion of the merger.

Amendment and waiver

                We expect that any provision of the merger agreement may be amended, to the extent permitted by applicable law, prior to the effective time of the merger if, and only if, such amendment is in writing and signed by the parties thereto. After approval of the merger by the stockholders of ENTECH, no amendment may be made which would reduce the amount or change the type of consideration into which each share of ENTECH common stock shall be converted upon consummation of the merger.

                Each of the parties to the proposed merger agreement are expected to be able to (i) waive any inaccuracies in the representations and warranties of the other contained in the merger agreement or in any document, certificate or writing delivered pursuant thereto or (ii) waive compliance by the other with any of the other’s agreements or fulfillment of any conditions to its own obligations contained in the merger agreement.

COMPARATIVE PER SHARE DATA

                The following table presents comparative per share data regarding the income, cash dividends declared and book value for WorldWater and ENTECH on a historical, pro forma combined and pro forma equivalent basis. The unaudited pro forma combined information was prepared using the purchase method of accounting with WorldWater treated as the acquirer.

                The data set forth below should be read in conjunction with historical financial statements incorporated by reference in our 10-KSB/A (Amendment No. 3) for the year ended December 31 2006, 10-Q/A (Amendement No.3) for the quarter ended March 31 2007, 10-Q/A (Amendment No. 2) for the quarter ended June 30, 2007, and 10-Q/A (Amendment No.1) for the quarter ended September 30, 2007 and the financial statements of ENTECH for the fiscal year ended September 24, 2006 and the thirty nine week period ended June 24, 2007 (see page 85). The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the periods presented, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

Net Income (Loss) Per Share—Fully Diluted
Historical—WorldWater (Nine months ended September 30,2007; Year ended December 31, 2006)	$(0.05)	$(0.10)
Historical—Entech (Thirty nine week period ending June 24, 2007; Year ended September 24, 2006)	$(0.44)	$(0.87)
Pro Forma Combined (Nine months ended September 30,2007; Year ended December 31, 2006)	$(0.06)	$(0.12)
Entech Equivalent Pro Forma Per Share Data* (Thirty nine week period ending June 24, 2007; Year ended September 24, 2006)	$(9.64)	$(19.28)
Cash Dividends Declared Per Share
Historical—WorldWater (Nine months ended September 30,2007; Year ended December 31, 2006)	—	—
Historical—Entech (Thirty nine week period ending June 24, 2007; Year ended September 24, 2006)	—	—
Pro Forma Combined (Nine months ended September 30,2007; Year ended December 31, 2006)	—	—
Entech Equivalent Pro Forma Per Share Data* (Thirty nine week period ending June 24, 2007; Year ended September 24, 2006)	—	—

Book Value Per Share
Historical—WorldWater (As of September 30,2007; Year ended December 31, 2006)	$0.06	$(0.01)
Historical—Entech (As of June 24, 2007; As of September 24, 2006)	$(8.11)	$(7.68)
Pro Forma Combined (As of September 30,2007; As of December 31, 2006)	$0.26	$0.28
Entech Equivalent Pro Forma Per Share Data* As of June 24, 2007; As of September 24, 2006)	$41.77	$44.99

* The ENTECH equivalent pro forma per share data was computed by multiplying the WorldWater pro forma per share data above by a ratio of 160.687. The ratio represents the number of shares of WorldWater common stock which an ENTECH stockholder would receive of each ENTECH share converted in consideration of the merger.

* Note: WorldWater & Solar’s fiscal year-end is December 31, whereas Entech is the final Sunday in September.

MARKET PRICE AND DIVIDEND INFORMATION

WorldWater

	High	Low	Close
FISCAL 2007
First Quarter	$0.69	$0.38	$0.59
Second Quarter	1.58	0.52	1.52
Third Quarter	2.52	1.07	1.92

	High	Low	Close
FISCAL 2006
First Quarter	$0.48	$0.31	$0.46
Second Quarter	0.59	0.25	0.28
Third Quarter	0.30	0.17	0.19
Fourth Quarter	0.50	0.14	0.39

	High	Low	Close
FISCAL 2005
First Quarter	$0.31	$0.25	$0.29
Second Quarter	0.29	0.20	0.25
Third Quarter	0.67	0.20	0.49
Fourth Quarter	0.49	0.30	0.32

ENTECH

                ENTECH’s common stock is not publicly traded, and ENTECH does not currently file reports with the Securities and Exchange Commission.

SELECTED HISTORICAL FINANCIAL DATA OF ENTECH, INC.

                The following is a summary of ENTECH’s financial position and operating results as of the dates and for the periods indicated. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected historical financial data should be read in conjunction with the audited and unaudited historical financial statements appearing elsewhere here in.

	For the 39 Weeks Ended		For the Years Ended
	June 24, 2007	June 25, 2006	September 24, 2006	September 25, 2005
	(Unaudited)	(Unaudited)
INCOME STATEMENT DATA:
Revenues	$534,317	$941,780	$1,135,069	$1,652,396
Gross profit (loss)	(141,537)	480,308	501,654	715,543
Operating income (loss)	(510,216)	32,672	(55,334)	342,665
Net income (loss)	(53,422)	(7,691)	(106,167)	276,923

	As of
	June 24, 2007	September 24, 2006	September 25, 2005
	(Unaudited)
BALANCE SHEET DATA:
Cash and equivalents	$179,842	$740,324	$502,584
Working capital surplus (deficit)	(71,828)	(63,396)	(362,311)
Total assets	325,855	788,472	859,303
Long term debt obligations—less current portion	925,237	881,241	474,094
Total stockholders’ deficiency	(993,197)	(939,715)	(833,548)

ENTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF ENTECH

                The following discussion and analysis should be read in conjunction with ENTECH’s financial statements and accompanying notes appearing elsewhere in this proxy statement. This discussion contains forward-looking statements, based on current expectations related to future events and ENTECH’s future financial performance, that involve risks and uncertainties. ENTECH’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth in the section entitled “Certain Risks Associated with the Merger” in this proxy statement.

Critical Accounting Policies and Estimates

Revenue Recognition

                The Company recognizes revenue on a fixed fee basis and recognized on the basis of the estimated percentage of completion. Each fixed fee contract has different terms, milestones and deliverables. The milestones and deliverables primarily relate to the work to be performed and the timing of the billing. At the end of each reporting period an assessment of revenue recognized on the percentage of completion milestones achieved criteria is made. If it becomes apparent that estimated costs will be exceeded or required milestones or deliverables will not have been obtained, an adjustment to revenue and /or costs will be made. The cumulative effect of revisions in estimated revenues and costs are recognized in the period in which the facts that give rise to the impact of any revisions become known.

Income Taxes

                The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes” which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, if necessary, to reduce deferred tax assets to an amount that will more likely than not be realized.

Allowance for Doubtful Accounts

                Customer bad debts are charged to current operations under the allowance method of accounting. No allowance for bad debts is deemed necessary for accounts receivable as of June 24, 2007, September 24, 2006 and September 25, 2005 based on management’s assessment of the credit history of customers having outstanding balances and its current relationships with them.

Use of Estimates

                Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates.

Liquidity

                These financials are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has suffered a loss from operations during the fifty-two week period ended September 24, 2006 and anticipates a loss during its 2007 fiscal reporting period, and has an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going-concern. The Company has historically financed operations and met capital expenditures requirements primarily through loans from stockholders and, to a lesser extent, the design and development of solar electric power application revenue. Management continues to raise capital through borrowings of debt. In addition, management is continuing to market its products domestically. However, there can be no assurances that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this going-concern uncertainty.

                The Company needs additional financing to execute its business plan to enhance its Intellectual property rights, respond to competitive pressures, and develop complementary businesses or necessary technologies. The Company does not know whether it will be able to raise additional financing on favorable financing terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations and expand sales distribution network, or otherwise respond to competitive pressures will be significantly limited.

                The Company has historically financed operations through operating revenues and long-term debt instruments. It is anticipated that the merger of Entech into WorldWater will provide additional operating capital to fund future operations of the Company. As part of the merger transaction with WorldWater, WorldWater will provide an immediate infusion of $5,000,000 in working capital to Entech.

Results of Operations—Thirty nine weeks ended June 24, 2007 and June 25, 2006

                Contract Revenue—Contract revenue for the thirty nine week period ending June 24, 2007 and June 25, 2006 amounted to $534,317 and $941,780 respectively, and represent 100% of the Company’s revenue. Revenue was lower in the thirty nine week period ending June 24, 2007 due to fewer contracts during the period.

                Gross Profit—The Company generated a gross loss on contracts totaling $141,537, as compared to the same period ended in 2006, which generated a gross profit of $480,308 on higher revenues of $941,780. The decrease in gross profit for the thirty nine week period ending June 24, 2007 is due primarily to fewer higher gross margin projects during the period.

                General and Administrative Expenses—General and Administrative expenses for the thirty nine week period ending June 24, 2007 were $368,679 as compared to $447,636 in the comparable period ended in 2006. This decrease of $78,957 was primarily the result of a reduced head count and a reduction in other miscellaneous expenses.

                Loss from Operations—In the thirty nine week period ending June 24, 2007, the Company incurred a loss from operations of $510,216 as compared to a profit from operations of $32,672 in the comparable period in 2006. This loss is primarily attributable to a gross loss on the company’s decreased revenues in the thirty nine week period ending June 24, 2007.

Results of Operations—Year ended September 24, 2006 and September 25, 2005

                Contract Revenue—Contract revenue for the years ending September 24, 2006 and September 25, 2005 amounted to $1,135,069 and $1,652,396 respectfully and represent 100% of the Company’s revenue in both fiscal years. Revenue was lower in the year ended September 24, 2006 due to fewer contracts during the year.

                Gross Profit—The Company generated gross profit on contracts totaling $501,654 or 44%, as compared to the year ended September 25, 2005, which generated a gross profit of $715,543 (45%) on higher revenues of $1,652,396.

                General and Administrative Expenses—General and Administrative expenses for the year ended September 24, 2006 were $556,988 as compared to $372,878 in the comparable year ended in 2005. This increase of $184,110 was primarily the result of increased diligence expenses due to the planned sale of the company.

                Loss from Operations—In the year ended September 24, 2006, the Company incurred a loss from operations of $106,167 as compared to a profit from operations in the comparable year ended September 25, 2006. This loss is primarily attributable to a lower gross profit on the company’s decreased revenues and higher research and development expenses in the year ended September 24, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT ENTECH’S MARKET RISK

Foreign Currency Transaction Risk

                ENTECH does not believe it is exposed to foreign currency exchange risk because all of its sales and purchases are denominated in United States dollars.

Commodity Price Risk

                ENTECH does not believe that it is currently subject to market risk from fluctuating market prices of certain raw materials. While such materials are typically available from numerous suppliers, commodity raw materials are subject to price fluctuations. ENTECH endeavors to recoup these price increases from its customers on an individual contract basis to avoid operating margin erosion. ENTECH has historically not entered into any contracts to hedge its commodity risk although it may do so in the future. While it is possible that, in the future, commodity price changes may have a material impact on ENTECH’s prospective earnings and cash flows, commodity price changes do not now have a material impact on ENTECH’s prospective earnings and cash flows.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                We are providing the following financial information to assist you in your analysis of the financial aspects of our proposed business combination with ENTECH. This information is only a summary and you should read it in conjunction with our historical financial statements incorporated by reference in our 10-KSB/A (Amendment No. 3) for the year ended December 31 2006, 10-Q/A (Amendment No.3) for the quarter ended March 31 2007, 10-Q/A (Amendment No. 2) for the quarter ended June 30, 2007, and 10-Q/A (Amendment No.1) for the quarter ended September 30, 2007, and the historical financial statements of ENTECH included elsewhere herein.

Selected Historical Financial Data of WorldWater

                The following is a summary of WorldWater’s financial position and operating results as of the dates and for the periods indicated. This information is only a summary and should be read together with our consolidated financial statements and related notes from which this information has been derived and “WorldWater Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this proxy statement.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
INCOME STATEMENT DATA:
Revenues	$7,555,981	$10,275,199	$17,333,681	$2,031,480	$5,837,224
Gross profit (loss)	1,101,002	1,859,629	2,719,587	(485,336)	(149,085)
Loss from operations	(8,751,510)	(3,803,833)	(5,257,298)	(5,075,285)	(6,087,358)
Net loss applicable to common shareholders	(8,751,186)	(8,595,211)	(14,256,534)	(6,377,646)	(8,056,694)
Basic and diluted net loss per common share	$(0.05)	$(0.07)	$(0.10)	$(0.07)	$(0.12)
Weighted average common shares outstanding	162,434,504	131,268,322	135,921,421	93,767,378	65,360,690

	,	As of December 31
	As of 9/30/2007	2006	2005	2004
	(Unaudited)
BALANCE SHEET DATA:
Cash and equivalents	$18,150,175	$5,801,852	$810,792	$38,852
Working capital surplus (deficit)	23,504,094	10,688,277	(674,523)	(2,324,752)
Total assets	32,374,260	17,268,146	2,664,404	1,790,868
Long term debt obligations—less current portion	352,145	289,300	667,668	2,026,589
Redeemable Preferred Stock	12,634,388	12,884,388	—	—
Total stockholders’ equity (deficiency)	13,064,362	(1,423,724)	(852,837)	(4,273,641)

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                We have prepared the pro forma condensed combined financial statements to show the effect of the proposed business combination of WorldWater and ENTECH under the merger agreement entered into on October 29, 2007. The unaudited proforma condensed combined financial information is set forth below.

                The following unaudited pro forma condensed combined financial information, which is referred to as the pro forma financial information, has been prepared to give effect to the merger of WorldWater and ENTECH. The pro forma financial information was prepared using historical financial statements incorporated by reference in our 10-KSB/A (Amendment No. 3) for the year ended December 31 2006, 10-Q/A (Amendement No.3) for the quarter ended March 31 2007, 10-Q/A (Amendment No. 2) for the quarter ended June 30, 2007, and 10-Q/A (Amendment No.1) for the quarter ended September 30, 2007, and the historical financial statements of ENTECH included elsewhere herein.

                The unaudited pro forma condensed combined balance sheet combines the unaudited consolidated balance sheet of WorldWater as of  September 30, 2007 and ENTECH as of June 24, 2007 and gives effect to the merger as if it occurred on September 30, 2007.

                The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 combines the consolidated statement of operations of WorldWater for the year ended December 31, 2006 with the statement of operations of ENTECH for its fiscal year ended September 24, 2006 and gives effect to the merger as if it occurred on January 1, 2006.

                The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2007 combines the consolidated statement of operations of WorldWater for the nine months ended September 30, 2007 with the statement of operations of ENTECH for the thirty nine week period ending June 24, 2007 and gives effect to the merger as if it occurred on January 1, 2006.

                The unaudited pro forma financial data in this proxy statement reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to ENTECH’s net assets. The purchase price allocation reflected in this proxy statement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of ENTECH as of the date of the completion of the merger. Subsequent to the closing, we may need to revise materially our current estimates of those assets and liabilities as the valuation process and accounting process are finalized. Accordingly, the actual purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement. The unaudited pro forma financial data in this proxy statement are presented for illustrative purposes only and are not necessarily indicative of what WorldWater’s actual financial position or results of operations would have been had the merger and related financings been completed on the dates indicated. The unaudited pro forma financial data in this proxy statement do not give effect to (1) WorldWater’s or ENTECH’s results of operations or other transactions or developments since June 24, 2007, in the case of ENTECH and September 30, 2007, in the case of WorldWater or (2) the cost savings and one-time charges expected to result from the merger. The foregoing matters and other factors could cause both our pro forma historical financial position and results of operations, and our actual future financial position and results of operations, to differ materially from those presented in the unaudited pro forma financial data in this proxy statement.

                To the extent that any portion or all of the contingent purchase price becomes payable, our financial statements will differ from the pro forma financial statements set forth in this proxy statement.

                WorldWater and ENTECH stockholders should read the pro forma financial information in conjunction with WorldWater’s and ENTECH’s audited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in WorldWater’s Annual Reports on Form 10-KSB/A for the year ended December 31, 2006 and Quarterly Report on Form 10-Q/As for the quarters ended March 31, 2007 June 30, 2007, and September 30, 2007.

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2007

	WWAT	ENTECH	Pro Forma		Pro Forma
	9/30/2007	6/24/2007	Adjustments		Combined
Assets
Current Assets:
Cash and cash equivalents	$18,150,175	$179,842	$5,000,000	A	$17,530,017
	—	—	(5,000,000	)B
			(1,300,000	)C
			500,000	B
Accounts receivable — trade, (net of allowance of $150,000 at June 30, 2007)	1,485,054	126,000	—		1,611,054

Accounts receivable — other	—	—	—		—
Inventory	2,358,433	—	—		2,358,433
Costs and estimated earnings/losses in excess of billings	6,747,648	14,026	—		6,761,674
Prepaid expenses and deposits	1,031,374	—	—		1,031,374
Travel advances to employees	54,775	2,059	—		56,834
Total Current Assets	29,827,459	321,927	(800,000)		29,349,386

Equipment and Leasehold Improvements, Net	964,982	3,928	—		968,910

Intangible And Other Assets
Other intangible assets, net	36,667	—	29,728,196	B	29,764,863
Deferred costs on proposed acquisition	1,411,442	—	(1,411,442	)B	—
Goodwill	—	—	12,586,219	B	12,586,219
Other deposits	133,710	—	—		133,710
Total Assets	$32,374,260	$325,855	$40,102,973		$72,803,088

Liabilities, Convertible Redeemable Preferred Stock, and Stockholders' Equity

Current Liabilities:
Accounts payable and accrued expenses	$4,394,806	$393,755	$(374,763	)C	$4,413,798
Long-term debt and notes payable, current portion	184,043	—	—		184,043
Customer deposits	5,000	—	—		5,000
Customer deposits - related party	1,675,000	—	—		1,675,000
REC guarantee liability, current portion	59,388	—	—		59,388
Billings in excess of costs and estimated earnings/losses	5,128	—	—		5,128
Total Current Liabilities	6,323,365	393,755	(374,763)		6,342,357

Long-term debt and notes payable	101,300	925,237	(925,237	)C	101,300
REC guarantee liability, net of current portion	250,845	—	—		250,845
Total Liabilities	6,675,510	1,318,992	(1,300,000)		6,694,502

Convertible redeemable preferred stock
Series C convertible redeemable preferred stock	500,000	—	—		500,000
Series D convertible redeemable preferred stock	12,134,388	—	—		12,134,388
Total Convertible Redeemable Preferred Stock	12,634,388	—	—		12,634,388

Stockholders' Equity:
Preferred Stock Convertible $.01 par value authorized 10,000,000; issued and outstanding:
Series B 7%- 611,111 shares liquidation preference $550,000 as of September 30, 2007	6,111	—	—		6,111
Common Stock, $.001 par value; authorized 275,000,000 (Historic) and 400,000,000 (Pro Forma); issued and outstanding 186,651,631 (Historic) and 209,101,540 (Pro Forma) as of September 30, 2007	186,652	1,224	2,500	A	208,824
			19,672	B
			(1,224	)B
Additional paid-in capital	69,887,788	2,703,223	4,997,500	A	110,275,452
			35,390,164	B
			(2,703,223	)B
Accumulated deficit	(57,016,189)	(3,697,584)	3,697,584	B	(57,016,189)
Total Stockholders' Equity	13,064,362	(993,137)	41,402,973		53,474,198

Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Equity	$32,374,260	$325,855	$40,102,973		$72,803,088

See accompanying notes to unaudited pro forma condensed combined financial statements.

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

FOR THE YEAR ENDED DECEMBER 31, 2006

	WWAT	ENTECH	Pro Forma		Pro Forma
	12/31/2006	9/24/2006	Adjustments		Combined
Revenues:
Contract	$17,116,789	$1,135,069	$—		$18,251,858
Grant	216,892	—	—		216,892
Total	17,333,681	1,135,069	—		18,468,750

Cost of Revenues:
Contract	14,411,406	633,415	—		15,044,821
Grant	202,688	—	—		202,688
Total	14,614,094	633,415	—		15,247,509

Gross Profit (Loss):
Contract	2,705,383	501,654	—		3,207,037
Grant	14,204	—	—		14,204
Total	2,719,587	501,654	—		3,221,241

Operating Expenses:
Marketing, general and administrative expenses	7,774,871	556,988	4,063,028	E	12,394,887
Research and development expense	202,014	—	—		202,014
Total Expenses	7,976,885	556,988	4,063,028		12,596,901
Loss from Operations	(5,257,298)	(55,334)	(4,063,028)		(9,375,660)

Other (Expense) Income
Debt sourcing fees and commissions	(284,138)	—	—		(284,138)
Beneficial conversion/Warrant interest expense	(3,399,992)				(3,399,992)
Warrant exercise inducement fees	(1,588,432)	—	—		(1,588,432)
Interest expense, non—warrant, net	(662,135)	(61,152)	—		(723,287)
Other (expense) income, net	120,103	10,319	—		130,422
Total Other (Expense) Income, Net	(5,814,594)	(50,833)	—		(5,865,427)
Net Loss	(11,071,892)	(106,167)	(4,063,028)		(15,241,087)

Beneficial Conversion and Warrants on Preferred Stock Dividend	(3,184,642)	—	—		(3,184,642)

Net Loss Attributable to Common Shareholders	(14,256,534)	$(106,167)	$(4,063,028)		$(18,425,729)

Net Loss applicable per Common Share (basic and diluted)	$(0.10)	$—	$—		(0.12)

Weighted Average Common Shares Outstanding used in
Per Share Calculation	135,921,421	—	22,449,909		158,371,330

See accompanying notes to unaudited pro forma condensed combined financial statements.

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	Nine Months
	WWAT	ENTECH	Pro Forma		Pro Forma
	9/30/2007	6/24/2007	Adjustments		Combined
Revenues:
Contract	$7,555,981	$534,317	$—		$8,090,298

Cost of Revenues:
Contract	6,454,979	979,916	—		7,434,895

Gross Profit (Loss):
Contract	1,101,002	(445,599)	—		655,403

Operating Expenses:
Marketing, general and administrative expenses	9,182,634	64,617	3,047,271	F	12,294,522
Research and development expense	669,878	—	—		669,878
Total Expenses	9,852,512	64,617	3,047,271		12,964,400
Loss from Operations	(8,751,510)	(510,216)	(3,047,271)		(12,308,997)

Other (Expense) Income
Beneficial conversion/Warrant interest expense	(93,748)	—	—		(93,748)
Interest income/(expense), non-warrant, net	124,931	456,794	—		581,725
Total Other (Expense) Income,	31,183	456,794	—		487,977
Net Loss	(8,720,327)	(53,422)	(3,047,271)		(11,821,020)

Accretion of preferred stock dividends	(30,859)	—	—		(30,859)

Net Loss Attributable to Common Shareholders	$(8,751,186)	$(53,422)	$(3,047,271)		$(11,851,879)

Net Loss applicable per Common Share (basic and diluted)	$(0.05)	$—	$—		$(0.06)

Weighted Average Common Shares Outstanding used in Per Share Calculation	162,434,504	—	22,449,909		184,884,413

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Basis of Presentation

                The unaudited pro forma condensed combined balance sheet as of June September 30, 2007 combines the consolidated balance sheets of WorldWater and ENTECH as of September 30, 2007 and June 24, 2007, respectively and gives effect to the merger as if it occurred on September 30, 2007.

                The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2006 and nine months ended September 30, 2007 give effect to the merger as if it occurred on January 1, 2006.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2007 combines the consolidated statement of operations of WorldWater for the nine months ended September 30, 2007 with the statement of operations of ENTECH for the thirty nine week period ending June 24, 2007 and gives effect to the merger as if it occurred on January 1, 2006.  Note that WorldWater & Solar’s fiscal year-end is December 31, whereas Entech is the final Sunday in September.

                The unaudited pro forma condensed combined financial statements, which are referred to as pro forma financial statements, are based on the historical financial statements of WorldWater and ENTECH and give effect to the merger of WorldWater and ENTECH under the purchase method of accounting. As a result, the pro forma financial statements are based on assumptions and adjustments, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from ENTECH based on preliminary estimates of fair value. The final purchase price and the allocation thereof will differ from that reflected in the pro forma financial statements after valuation procedures are performed and amounts are finalized following the completion of the merger.

                The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial statements for illustrative purposes. The merger’s impact on the actual results reported by the combined company in periods following the merger may differ significantly from that reflected in these pro forma financial statements. In addition, the pro forma financial statements do not give effect to any potential cost savings or operating synergies that WorldWater and ENTECH expect to result from the merger, nor do they give effect to any potential costs to be incurred in integrating the two companies.

Note 2—Unaudited Pro Forma Adjustments

                The purchase price allocation included in the pro forma financial statements is preliminary and is based on information that was available to management of WorldWater and ENTECH at the time the pro forma financial statements were prepared. Accordingly, the purchase price and the allocation thereof will change and the impact of such changes could be material.

                The financial information included in the unaudited pro forma condensed combined statements of operations is based on the historical results of WorldWater and ENTECH and includes incremental amortization expense on the $29.7 million in intangibles acquired in the $42.3 million merger transaction. The incremental amortization expense for the year ended December 31, 2006 was $4.1 million; the incremental amortization expense for the nine months ended June September 30, 2007 was $3.0 million.

Under the terms of the merger agreement, six ENTECH stockholders agreed for the 24 month period following the closing of the merger transaction: (i) not to compete with the business of the Company in any geographic region where the Company conducts business; (ii) not to solicit or induce any person employed by, or an agent of, the Company to terminate his employment or agency, as the case may be, with the Company; and (iii) not to solicit, divert or attempt to solicit or divert, or otherwise accept as a supplier or customer, any person, concern or entity that sells the Company’s products and services, furnishes products or services to, or receives products and services from, the Company, nor attempt to induce any such supplier or customer to cease being (or any prospective, supplier or customer not to become) a supplier or customer of the Company.

                Upon the closing of the merger transaction, we will enter into employment agreements with four ENTECH employees which provide, among other things, that they will not compete with the business of the Company for a period of

24 months following the termination of employment within a 50 mile radius of any city in which the Company has provided, currently provides or intends to provide its products or services.

Unaudited Pro Forma Condensed Combined Balance Sheet

                The total purchase price booked for the merger is $42.3 million; of this total $29.7 is booked as Intangible Assets, consisting of primarily patented technology and the value of non-compete agreements and the remaining $12.6 million is classified as Goodwill. The $42.3 million purchase price is calculated as follows: $5.0 million in cash, approximately $35.4 million in stock consideration, and $1.9 million of assumed liabilities and acquisition costs. In addition, stockholders of ENTECH will receive earn-out consideration of $5.0 million in cash.  In addition, four current ENTECH employees will be employed by WorldWater and may receive incentive compensation of $1,000,000 each. The $5 million earn-out consideration for the ENTECH stockholders will be added to the purchase price of this transaction and will not have an impact on future earnings. The earn-out totaling $4 million for former ENTECH employees who will be employed by Merger Sub will be expensed as compensation expense at such time that they are earned. It is expected that this will not have a material impact on Worldwater’s earnings.

                The allocation of purchase price to acquired intangible assets is preliminary and subject to the final outcome of independent analyses to be conducted after the completion of the merger. The residual amount of the purchase price has been allocated to goodwill. The actual amounts recorded when the merger is completed may differ materially from the pro forma amounts presented herein.  The only material difference would be derived from a substantial change in the price of WorldWater’s common stock at the date of closing.  Such an increase or decrease would be allocated to goodwill.  ENTECH’s liabilities are not expected to change materially from those that are presented in their June 24, 2007 balance sheet.

                The relief from royalty approach to valuation was used to arrive at the preliminary allocation of fair market value of ENTECH’s proprietary and patented technology. The key assumptions required to utilize the relief from royalty approach were the assumptions regarding future revenues to be earned from the utilization of the underlying patented and proprietary technology, the royalty rate that would be commanded in the marketplace for the leasing of equivalent technology and the required discount rate associated with the risk of realizing the projected revenues.

                The assumptions as to future revenues were developed through discussions with WorldWater and ENTECH personnel regarding the estimated forecasted product sales associated with the relevant proprietary and patented technology. In developing the revenue forecast for each technology, the estimated technological product life was estimated and in the case of patented technology, the remaining legal life of the relevant patent was considered. Royalty rates associated with the patented and proprietary technology were derived from the review of transactions involving the licensing of comparable technologies. This information was derived from the RoyaltySource database. The reasonableness of the revenue forecasts and discount rates used as inputs in the relief from royalty valuation models were confirmed by reference to a discounted cash flow analysis that tied to the estimated purchase price.

                The preliminary allocation of the non-compete agreements was based on an assessment of the negative impact associated with the key ENTECH managers covered by the non-compete agreements, actively competing against the Company. Based on this analysis, a preliminary allocation of 5% of the estimated purchase price was made. Based on our experience, given the importance of the key ENTECH personnel to the acquisition, we are of the opinion this preliminary allocation is reasonable.

                The factors contemplated for the acquisition include access to state of the art patented and proprietary solar technology, access to top solar technology engineers, researchers and scientists and access to key ENTECH customers.

                Allocation of Purchase Price of Entech (000,000’s)

Intangible Assets	$29.7
Goodwill	$12.6
Total Purchase Price	$42.3

                A)           This adjustment reflects the assumed sale of 2,777,778 shares of WorldWater common stock at an assumed price of $1.80, based on the market price for a reasonable period before and after the date of the merger agreement, October 29, 2007. The $5,000,000 capital raise is to fund the cash purchase portion of the ENTECH transaction. A 5% positive change of the $1.80 per share price used would decrease the assumed number of shares of WorldWater common stock sold by 132,275 shares. A 5% negative change of the $1.80 per share price used would increase the assumed number of shares of WorldWater common stock sold by 146,199.

                B)            This adjustment reflects the assumed purchase of ENTECH. The adjustment is comprised of a $5,000,000 cash payment, transfer of 19,672,131 shares of WorldWater common stock using the value of common stock of $1.80 per share based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to, which was October 29, 2007, and an addition to goodwill of $911,442 of previously recorded acquisition costs. A 5% positive or negative change of the $1.80 per share price used would increase or decrease the total purchase price by $1,770,402. The number of shares to be issued is fixed at 19,672,131 as outlined in the merger agreement.

                C)            This adjustment reflects the assumed payment of $1,300,000 of ENTECH notes payable and accounts payable at closing as set forth in the merger agreement.

                The following table illustrates the pro forma adjustments to issued and outstanding shares of common stock as of June September 30, 2007:

Assumed sale of WorldWater common stock to fund the cash purchase portion of the Entech transaction	2,777,778
Assumed issuance of WorldWater common stock to purchase ENTECH	19,672,131
Total Pro Forma adjustments to issued and outstanding common stock	22,449,909

Unaudited Pro Forma Condensed Combined Statement of Operations

                The table below illustrates amortization of the intangible assets acquired, exclusive of goodwill, in the ENTECH transaction. Amortization for the nine months ended June September 30, 2007 and the year ended December 31, 2006 are $3,047,271 and $4,063,028 respectively.

	Estimated Fair Value	Est. Remaining Life	Amortization Per Quarter	Amortization Per Year
Patented Tubular Technology	$2,897,636	15	$48,294	$193,176
Patented Space Technology	5,358,276	13	103,044	412,176
Patented and Unpatented Terrestrial—Short Term Technology	2,268,637	2	283,580	1,134,320
Patented Terrestrial—Long Term Technology	17,203,647	13	330,839	1,323,356
Non Compete	2,000,000	2	250,000	1,000,000
Total	$29,728,196		$1,015,757	$4,063,028

                E)            This adjustment reflects amortization of intangible assets acquired in the Entech transaction of $4,063,028 for the year ended December 31, 2006.

                F)            This adjustment reflects amortization of intangible assets acquired in the Entech transaction of $3,047,271 for the nine months ended June September 30, 2007.

                There is no tax effect on the above amortization expenses included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended June September 30, 2007 and the year ended December 31, 2006, as both companies have net operating loss carryforwards.

THE BOARD UNANIMOUSLY RECOMMENDS STOCKHOLDERS VOTE “FOR” THIS PROPOSAL

Unless Marked to the Contrary, Proxies Will Be Voted For Approval

PROPOSAL THREE

TO APPROVE THE AMENDMENT OF THE FIFTH AMENDMENT AND RESTATEMENT OF THE

1999 INCENTIVE STOCK OPTION PLAN

                The Company’s success is largely dependent upon the efforts of its key employees as well as its directors and consultants. In order to continue to attract, motivate and retain outstanding key employees, the board of directors believes it is essential to provide compensation incentives that are competitive with those provided by other companies. In addition, the board of directors believes it is important to further the identity of interests of key employees with those of the stockholders by encouraging ownership of the Company’s common stock. Accordingly, the board of directors of the Company has adopted a resolution proposing an amendment to the Fourth Amendment and Restatement of the 1999 Incentive Stock Option Plan (the “Option Plan”) that would increase the amount of shares of common stock available to be issued under the plan from a maximum of 25,000,000 shares to a maximum of 50,000,000 shares. The Option Plan, as proposed to be amended, is attached hereto as APPENDIX D.

                The following is a summary of certain major provisions of the existing Option Plan:

General

                Under the Option Plan, options covering shares of common stock are granted to key employees and directors of, and consultants to, the Company. The options are intended to qualify either as incentive stock options (“ISOs”) pursuant to Section 422 of the Code, or will constitute nonqualified stock options (“NQSOs”). Options may be granted at any time prior to April 30, 2009. Provided the stockholders approve the amendment to the Option Plan, a maximum of 50,000,000 shares of common stock (subject to adjustment to prevent dilution) would be available for issuance under the Option Plan.

Administration

                The Option Plan will continue to be administered by the Compensation Committee, comprised of no less than two nor more than five non-employee directors (the “Compensation Committee”). The Option Plan provides that the Compensation Committee has full and final authority to select the key employees, directors and consultants to whom awards are granted, the number of shares of common stock with respect to each option awarded, the exercise price or prices of each option, the vesting and exercise periods of each option, whether an option may be exercised as to less than all of the common stock subject to the option, and such other terms and conditions of each option, if any, that are not inconsistent with the provisions of the Option Plan. In addition, subject to certain conditions, the Compensation Committee is authorized to modify, extend or renew outstanding options. In general, the Compensation Committee is authorized to construe, interpret and administer the Option Plan and the provisions of the options granted thereunder, prescribe and amend rules for the operation of the Option Plan and make all other determinations necessary or advisable for its implementation and administration.

Eligibility

                All employees of WorldWater and its subsidiaries, currently about 65 persons, are eligible to participate in the Option Plan as determined by the Compensation Committee.

Terms of Options and Limitations on Right to Exercise

                Under the Option Plan, the exercise price of options will not be less than the fair market value of the common stock on the date of grant (and not less than 110% of the fair market value in the case of an incentive stock option granted to an optionee owning 10% or more of the common stock of the Company). Options granted to employees, directors or consultants shall not be exercisable after the expiration of ten years from the date of grant (or five years in the case of incentive stock options granted to an optionee owning 10% or more of the common stock of the Company) or such earlier date determined by the Board of Directors or the Compensation Committee.

                The Option Plan permits the exercise of options by payment of the exercise price in cash or by an exchange of shares of common stock of the Company previously owned by the optionee, or a combination of both, in an amount equal to the aggregate exercise price for the shares subject to the option or portion thereof being exercised. The optionee is entitled to elect to pay all or a portion of the aggregate exercise price by having shares of common stock having a fair market value on the date of exercise equal to the aggregate exercise price withheld by the Company or sold by a broker-dealer under certain circumstances. In addition, upon the exercise of any option granted under the Option Plan, the Company, in its discretion, may make financing available to the optionee for the purchase of shares of common stock subject to the option on such terms as the Compensation Committee shall approve. An option may not be exercised except (i) by the optionee, (ii) by a person who has obtained the optionee’s rights under the option by will or under the laws of descent and distribution, or (iii) by a permitted transferee as contemplated by the Option Plan.

Amendment, Modification and Termination

                Our Board may amend, modify or terminate the Option Plan at any time, but our Board may not, without shareholder approval, amend the Option Plan to increase the total number of shares of our common stock reserved for issuance under the plan. In addition, any amendment or modification of the Option Plan shall be subject to shareholder approval as required by the Code, the rules under Section 16 of the Exchange Act, any securities exchange on which our common stock is listed, or under any other applicable laws, rules or regulations.

THE BOARD UNANIMOUSLY RECOMMENDS STOCKHOLDERS VOTE “FOR” THIS PROPOSAL

Unless Marked to the Contrary, Proxies Will Be Voted For Approval

PROPOSAL FOUR

TO APPROVE A REVERSE STOCK SPLIT AS APPROVED BY DIRECTORS

                Our board of directors is seeking approval of an amendment to our certificate of incorporation to give the board authorization to effect a reverse split of our issued and outstanding common stock, without further approval of our stockholders, upon a determination by our board that such a reverse stock split is in the best interests of our company and our stockholders at any time before our next annual meeting of stockholders. If the proposed reverse stock split is approved at the special meeting and the board of directors elects to effect the proposed reverse stock split, each stockholder would receive a smaller number of shares at the reverse stock split ratio selected by the board of directors. The ratio will be no less than one for four and no greater than one for eight.

                The board will select, at its discretion, the ratio of the reverse stock split, which will be within the range of 1 for 4 to 1 for 8, inclusive. In determining the reverse stock split ratio, the board of directors will consider numerous factors, including the historical and projected performance of our common stock before and after the reverse stock split, prevailing market conditions and general economic trends, as well as the projected impact of the reverse stock split on the trading liquidity of our common stock, and investor interest in our stock.

                Authorizing the board to select, at its discretion, the ratio of the reverse stock split within the range of 1 to 4 and 1 to 8 will give the board flexibility to implement a reverse stock split at a ratio that reflects the board’s then-current assessment of the factors described above, including our then-current stock price. The reverse stock split would become effective as soon as reasonably practicable upon a determination by the board of directors and the filing of a Certificate of Amendment of our Certificate of Incorporation with the Secretary of State of the State of Delaware.

                Even if our stockholders approve this amendment of our Certificate of Incorporation to effect the reverse stock split, our board of directors reserves the right to forego or postpone the filing of the amendment if it determines such action is not in the best interest of our stockholders. If the amendment is adopted and filed with the Delaware Secretary of State, there will be a proportionate reduction in the number of authorized shares of our common stock. You have the opportunity to vote in favor or against this reverse stock split by checking the appropriate box on the attached proxy card. If you choose not to check a box on the proxy card, it is the same as voting FOR the reverse stock split.

REASONS FOR AND RISKS ASSOCIATED WITH THE PROPOSAL

                Our board believes it is in the best interests of the Company and our stockholders to implement the reverse split. As of October 31, 2007, we have 236,568,436 shares of common stock issued and outstanding. In order to reduce the number of shares of the common stock outstanding and thereby attempt to proportionally raise the per share price of the common stock, we believe that it is in the best interests of our stockholders for the board to obtain the authority to implement a reverse stock split. We may seek additional funding or other business relationships such as a merger or acquisition in order to meet the needs of our growing business operations. We believe that our industry and, the prospects for such business relationships are presently strong. While no such relationships or funding have been identified as of yet other than our proposed acquisition of ENTECH, and while no other particular plans, understandings or agreements are in place, we believe that the number of issued and outstanding shares may negatively affect the consummation of any such relationship and that a lower number of issued and outstanding shares will assist us in attracting funding sources or merger partners on terms that will be more beneficial to the Company and its stockholders.

                There can be no assurance that the total market capitalization of the common stock (the aggregate of the then market price) after the proposed reverse split will be equal to or greater than the total market capitalization before the proposed reverse split. Also, we cannot assure you that the market price of our common stock immediately after the effective date of the proposed reverse stock split will be maintained for any period of time. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our overall market capitalization. If approved and effected, the reverse stock split will result in some stockholders owning “odd lots” of less than 100 shares of our common stock. Brokerage commissions and other costs of transacting in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

HOW THE APPROVAL WILL AFFECT STOCKHOLDERS

                The proposed stock split will affect all of our stockholders uniformly and will not affect any stockholders percentage ownership interests in the company, except to the extent that the result of the reverse stock split results in any of our stockholders owning a fractional share. If this occurs, the fractional shares will be rounded up to the next whole share. Additionally, if as a result of the reverse split calculations, any stockholders holding is reduced to an ownership of less than one share, or zero, we will round up that fractional share and grant such a stockholder at least one share in the Company, or, at our option, purchase the stockholders shares at the bid price existing for our stock on the day prior to the effectiveness of the reverse split. Such cash payments will reduce the number of post-reverse stock split stockholders to the extent there are stockholders presently who would otherwise receive less than one share of the common stock after the reverse stock split and we elect to cash out such stockholders. In addition, the reverse stock split will not affect any stockholders percentage ownership or proportionate voting power, subject to the treatment of fractional shares.

                The principal effect of a reverse stock split will be that the number of shares of the common stock issued and outstanding will be reduced from 151,395,297 shares to approximately 37,848,825 shares if a 1 for 4 reverse stock split is implemented by the board, and 18,924,413 if a 1 for 8 reverse stock split is implemented.

Effect on Registered and Beneficial Stockholders

                Upon the reverse stock split, we intend to treat stockholders holding common stock in “street name,” through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders, holding the common stock in “street name.” However, such banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split. If you hold your shares with such a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Effect of Reverse Stock Split on Options

                The number of shares subject to outstanding options to purchase shares of our common stock also would automatically be reduced in the same ratio as the reduction in the outstanding shares. Correspondingly, the per share exercise price of those options will be increased in direct proportion to the reverse stock split ratio, so that the aggregate dollar amount payable for the purchase of the shares subject to the options will remain unchanged. For example, if a 1 for 8 reverse stock split is implemented and an optionee holds options to purchase 1,000 shares at an exercise price of $1.00 per share, then on effectiveness of the 1 for 8 reverse stock split, the number of shares subject to that option would be reduced to 125 shares and the exercise price would be proportionately increased to $8.00 per share.

Effect of Reverse Stock Split on Warrants

                The agreements governing the outstanding warrants to purchase shares of our common stock include provisions requiring adjustments to both the number of shares issuable upon exercise of such warrants, and the exercise prices of such warrants, in the event of a reverse stock split. For example, if a 1 for 8 reverse stock split is implemented and a warrant holder holds a warrant to purchase 10,000 shares of our common stock at an exercise price of $1.00 per share, then on effectiveness of the reverse stock split, the number of shares subject to that warrant would be reduced to 1,250 shares and the exercise price would be proportionately increased to $8.00 per share.

Implementation and Effect of the Reverse Stock Split

                If approved by our stockholders at the special meeting, and if a majority of our board of directors determines that effecting a reverse stock split is in the best interests of the Company and our stockholders, our board of directors will, in its sole discretion, determine the method of dealing with fractional shares, as described above in “How the Approval Will Affect Shareholders” on page     . Following such determinations, the board of directors will effect the reverse stock split by directing management of the Company to file a certificate of amendment with the Delaware Secretary of State at such time as the board has determined is the effective time for the reverse stock split. The reverse stock split will become effective at the time specified in the certificate of amendment after the filing of the amendment with the Delaware Secretary of State, which we refer to as the effective time.

                We estimate that, following a reverse stock split, we would have approximately the same number of stockholders and, except for the effect of cash payments for fractional shares as described above, the completion of the reverse stock split would not affect any stockholder’s proportionate equity interest in our company. By way of example, a stockholder who owns a number of shares that prior to the reverse stock split represented one-half of a percent of the outstanding shares of the company would continue to own one-half of a percent of our outstanding shares after the reverse stock split. However, it will have the effect of increasing the number of shares available for future issuance because of the reduction in the number of shares that will be outstanding after giving effect to the reverse stock split.

Exchange of Stock Certificates and Payment for Fractional Shares

                Exchange of Stock Certificates. Promptly after the effective time, you will be notified that the reverse stock split has been effected. Our stock transfer agent, ComputerShare Investor Services, whom we refer to as the exchange agent, will implement the exchange of stock certificates representing outstanding shares of common stock. You will be asked to surrender to the exchange agent certificates representing your pre-split shares in exchange for certificates representing your post-split shares in accordance with the procedures to be set forth in a letter of transmittal which we would send to you. You will not receive a new stock certificate representing your post-split shares until you surrender your outstanding certificate(s) representing your pre-split shares, together with the properly completed and executed letter of transmittal to the exchange agent. No scrip or fractional certificates will be issued in connection with the reverse stock split. Instead, any fractional share that results from the reverse stock split will be rounded up to the next whole share of our common stock or, in the discretion of the board, you will entitled to a cash payment without interest in lieu of such fractional shares. If approved and affected, the reverse stock split will result in some stockholders owning “odd lots” of less than 100 shares of our common stock. Brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. IF THIS REVERSE SPLIT IS EFFECTED, PLEASE DO NOT DESTROY ANY STOCK CERTIFICATES OR SUBMIT ANY OF YOUR CERTIFICATES UNTIL YOU ARE REQUESTED TO DO SO.

Effect of Failure to Exchange Stock Certificates

                Upon the filing of the amendment to our certificate of incorporation with the Delaware Secretary of State, each certificate representing shares of our common stock outstanding prior to the that time will, until surrendered and exchanged as described above, be deemed, for all corporate purposes, to evidence ownership of the whole number of shares of our common stock, and the right to receive, from us or the transfer agent, the amount of cash for any fractional shares, into which the shares of our common stock evidenced by such certificate have been converted by the reverse stock split. However, a holder of such un-exchanged certificates would not be entitled to receive any dividends or other distributions payable by us after the effective date, until the old certificates have been surrendered. Such dividends and distributions, if any, would be accumulated, and at the time of surrender of the old certificates, all such unpaid dividends or distributions will be paid without interest.

No Appraisal Rights

                Under the Delaware General Corporation Law and our certificate of incorporation and bylaws, you are not entitled to appraisal rights with respect to a reverse stock split.

Federal Income Tax Consequences

                The following description of the material federal income tax consequences of a reverse stock split is based on the Internal Revenue Code, applicable Treasury Regulations promulgated under the Code, judicial authority and current administrative rulings and practices as in effect on the date of this proxy statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of any of the proposed reverse stock split. This discussion is for general information only and does not discuss the tax consequences that may apply to special classes of taxpayers (e.g., non-resident aliens, broker/dealers or insurance companies). The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the jurisdiction in which such stockholder resides. We encourage stockholders to consult their own tax advisors to determine the particular consequences to them.

                In general, the federal income tax consequences of the reverse stock split will vary among stockholders depending upon whether they receive cash for fractional shares or solely a reduced number of shares of our common stock in exchange for their old shares of our common stock. We believe that because the proposed reverse stock split is not part of a plan to increase periodically a stockholder’s proportionate interest in our assets or earnings and profits, the reverse stock split will likely have the following federal income tax effects:

(i)             Except as explained in (v) below, no income gain or loss will be recognized by a stockholder on the surrender of the old shares or receipt of the certificate representing post-split new shares.

(ii)          Except as explained in (v) below, the tax basis of the new shares will equal the tax basis of the old shares exchanged therefore.

(iii)       Except as explained in (v) below, the holding period of the new shares will include the holding period of the old shares if such old shares were held as capital assets.

(iv)      The conversion of the old shares into the new shares will produce no taxable income or gain or loss to the Company.

(v)         The federal income tax treatment of the receipt of the one additional share in lieu of any fractional interests by a stockholder is not clear and may result in tax liability not material in amount in view of the low value of such fractional interest.

                The Company’s opinion is not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above.

                The state and local tax consequences of a reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides. Stockholders are encouraged to consult their own tax advisors with respect to the federal, state and local tax consequences of the reverse stock split.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL

Unless Marked to the Contrary, Proxies Will Be Voted For Approval

PROPOSAL FIVE

TO RATIFY THE APPOINTMENT OF AMPER, POLITZINER & MATTIA, P.C. AS THE
COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2007

                Amper, Politziner & Mattia, P.C. independent certified public accountants, has been selected by the board of directors as the Company’s independent auditor for the current fiscal year. A representative of Amper, Politziner & Mattia, P.C. is expected to be present at the special meeting, and will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL

Unless Marked to the Contrary, Proxies Will Be Voted “For” Approval.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks associated with reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

WorldWater & Solar Technologies Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

The Company continues to move from an entrepreneurial operating mode to that of a fast growth company.  In this connection, significant effort is being made towards the development of policies, procedures and processes to bring greater efficiency and effectiveness to all areas of the business, with particular emphasis on the technical, commercial and financial evaluation of prospective projects and the successful execution and profitability of awarded contracts.

Importantly, the Company will continue work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate itself from current/competitive products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these condensed consolidated financial statements:

REVENUE RECOGNITION

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

The Company performed a sensitivity analysis to determine the impact of fluctuations in our estimates for our allowance for doubtful accounts. As of September 30, 2007, the allowance for doubtful accounts was $150,000. If this amount were in error by plus or minus one percent of the account receivable balance, the impact would be an additional $15,000 of income or expense.

SHARE-BASED COMPENSATION

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the nine months ended September 30, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

ACCOUNTING FOR INCOME TAXES

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its condensed consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carry-forwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of September 30, 2007 and December 31, 2006, an allowance equal to 100% of the deferred tax asset was recorded.

RESULTS OF OPERATIONS—QUARTER ENDED SEPTEMBER 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the quarter ended September 30, 2007 amounted to $4,369,000, and represents 100% of the Company’s revenue. One large scale commercial project in California accounted for 86% of the total contract revenue. The Company had contract revenue of $6,478,000 in the quarter ended September 30, 2006.

Grant Revenue.   The Company recognized no revenue in the third quarter of 2007. The company recognized $53,000 in the third quarter of 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third-party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $564,000 or 13%, as compared to the third quarter 2006, which generated a gross profit of $1,475,000 or 23%. The company attributes its decrease in gross profit margin to one specific project in the third quarter of 2007, whose gross profit margin was lower than anticipated due to a highly competitive bidding process to obtain the contract. Since this project will be a large portion of the fourth quarter 2007 revenue, a similar margin would be expected there as well.

Gross Profit (Loss) on Grants.   No gross profit was recognized in the third quarter 2007. In the third quarter 2006 a gross profit loss of $23,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the quarter ended September 30, 2007, amount to $3,877,000, compared to $1,791,000 in the third quarter 2006, an increase of $2,086,000 or 116%. The quarter to quarter variances are primarily made up of increases in the following categories from three months 2006 to the same period in 2007: salary and wages are up $600,000 due to increased headcount needed to fulfill the upcoming high dollar projects; legal fees are up $300,000 mainly due to additional contract review work on large-scale proposals, an isolated case resolved in early 2007 and financing activities; general insurance is up $100,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $200,000 due to increased company promotion and new project development; T&E is up $150,000 due to increased travel surrounding new financing and project opportunities; recruiting expense is up $50,000 due to the addition of professional staff; consultants are up $300,000 due mainly to project related outside services needed, along with Sarbanes expenses;  a charge to allowance for doubtful accounts of $150,000 was recorded; expenses for disposal of fixed assets were recorded in the amount of $115,000. There was an additional $121,000 of variances spread out over a series of general office expense accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the quarter ended September 30, 2007 were $552,000, an increase of $486,000 over the third quarter of 2006. $500,000 of the increase relates to a purchase order opened with Entech, Inc to provide research and development engineering related to the implementation of a new manufacturing plant in Texas.

Loss from Operations.   In the quarter ended September 30, 2007, the Company incurred a loss from operations of $3,865,000, an increase of $3,459,000 over the $406,000 loss during the same period in 2006.  The increased loss is primarily due to a decrease in revenue and gross profit margin in the quarter ended September 30, 2007 that resulted in lower gross profit margin of $888,000, as compared to the same period in 2006. Also, increases in MG&A Expenses of $2,086,000, with details of that increase listed in the MG&A section above, along with the $500,000 purchase order opened with Entech, as discussed in the R&D section above, contributed to a higher third quarter 2007 operating loss as compared to the same period in 2006.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the quarter ended September 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $32,000 compared to $81,000 in the same period in 2006.  The decrease is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

Warrant Exercise Inducement expense.  There was no recorded expense in the third quarter 2007 as compared to $244,444 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income was $144,000 for the quarter ended September 30, 2007, as compared to Interest Expense of ($139,000) for the same period in 2006, an increase of $283,000. The increase was due mainly to the positive effects of our cash raises in the fourth quarter 2006, second quarter 2007, and third quarter 2007, as well as significant decreases in debt being carried from 2006 to 2007.

Net Loss.   In the quarter ended September 30, 2007, the Company incurred a net loss of $3,753,000, an increase of $2,883,000 or 331% over the $870,000 loss for the comparable quarter in 2006. The increased loss is discussed in the Loss from Operations section above.

Accretion of Preferred Stock Dividends.   In the quarter ended September 30, 2007, the Company recorded an increase in the amount of $8,000 relating to Series C 6% Convertible Preferred stock, as compared to $0 in the third quarter of 2006.

RESULTS OF OPERATIONS—NINE MONTHS ENDED SEPTEMBER 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the nine months ended September 30, 2007 amounted to $7,556,000, and represents 100% of the Company’s revenue. Two large scale projects, one in California and one in New Jersey make up approximately 72% of the nine months revenue in 2007. All contract revenue was generated by domestic projects. The Company had contract revenue of $10,077,000 in the same period in 2006.

Grant Revenue.   The Company recognized no revenue in the nine months ended September 30, 2007. The company recognized $182,000 in the same period in 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $1,101,000 or 15%, as compared to the same period in 2006, which generated a gross profit of $1,844,000 or 118%. The company attributes its slight decrease in gross profit margin to two specific projects in the second and third quarter of 2007, whose gross profit margins were lower than anticipated due to a highly competitive bidding process to obtain the contracts. Since these projects will be a large portion of the fourth quarter 2007 revenue, the Company expects the current nine months margin of 15% to stand firm through the year-end.

Gross Profit (Loss) on Grants.   No gross profit has been recognized in 2007. In the first nine months of 2006 a gross profit of $16,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the nine months ended September 30, 2007, amount to $9,183,000, compared to $5,446,000 in the same period in 2006, an increase of $3,737,000 or 69%. The year to year variances are primarily made up of increases in the following categories from nine months 2006 to the same period in 2007: salary and wages are up $1,300,000 due to increased headcount needed to fulfill the upcoming high dollar projects; legal fees are up $700,000 mainly due to additional contract review work on large-scale proposals an isolated case resolved in early 2007 and financing activities; general insurance is up $150,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $100,000 due to increased company promotion and new project development; T&E is up $200,000 due to increased travel surrounding new financing and project opportunities; facilities expense is up $150,000 due to the office relocation and utility increase; recruiting expense is up $200,000 due to the addition of professional staff; consultants are up $500,000 due to mainly to project related outside services needed, along with Sarbanes expenses;  there was a charge to allowance for doubtful accounts of $150,000 recorded in the third quarter; expenses for disposal of fixed assets were recorded in the amount of $115,000; there were an additional $171,000 of variances spread out over a series of general office expense accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the nine months ended September 30, 2007 were $670,000, an increase of $453,000 over the same period in 2006. $500,000 of the increase relates to a purchase order opened with Entech, Inc in the third quarter 2007, to provide research and development engineering related to the implementation of a new manufacturing plant in Texas.

Loss from Operations.   In the nine months ended September 30, 2007, the Company incurred a loss from operations of $8,751,000, an increase of $4,947,000 or 130% over the $3,804,000 loss during the same period in 2006.  The increased loss is primarily due to a decrease in revenue and gross profit margin in the nine months ended September 30, 2007 that resulted in lower gross profit margin of $759,000, as compared to the same period in 2006. Also, increases in MG&A Expenses of $3,737,000, with details of that increase listed in the MG&A section above, along with the $500,000 purchase order opened with Entech, as discussed in the R&D section above, contributed to a higher third quarter 2007 operating loss as compared to the same period in 2006.

Debt Sourcing Fees.  There was no recorded expense in the nine months ended September 30, 2007 as compared to $193,000 in the same period 2006.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the nine months ended September 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $94,000 compared to $2,691,000 in the same period in 2006.

Warrant Exercise Inducement expense.  There was no recorded expense in the nine months ended September 30, 2007 as compared to $1,588,000 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income was $125,000 for the nine months ended September 30, 2007, as compared to Interest Expense ($319,000) for the same period in 2006. This significant decrease is mainly due to the positive effect of our capital raises in the fourth quarter 2006, second quarter 2007, and third quarter 2007, along with significant decreases in long-term debt being carried from 2006 to 2007.

Net Loss.   In the nine months ended September 30, 2007, the Company incurred a net loss of $8,720,000, an increase of $125,000 or 1% over the $8,595,000 loss for the same period in 2006. Considering the loss from operations (discussed above) represented an increase at nine months 2007 as compared to the same period in 2006 of $4,832,000, the fact that the net loss for the same comparable periods are more or less static can be attributed to decreases in the following categories 2007; beneficial conversion and warrant amortization $2,173,000, warrant exercise inducement expense $1,588,000, and interest expense $752,000.

Accretion of Preferred Stock Dividends.   In the nine months ended September 30, 2007, the Company recorded an expense of $31,000 relating to Series C 6% Preferred stock, as compared to $0 in the same period in 2006.

Cash Flows from Operating Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Used in Operating Activities	$(7,949,000)	$(4,725,000)

In the nine months ended September 30, 2007, the Company had an increase in net cash used in operating activities of $4,413,000 in a period when the Company had an increase in net loss of $5,000. These changes in working capital items relate mainly to the significant increase in job contracts from 2006 to 2007, along with an increase in staffing to coincide with the growth of the company. An analysis of the increased loss is above in the RESULTS OF OPERATIONS discussion. Below is a reconciliation of the increase in net cash used in operating activities.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$(2,597,000)
Stock-based employee compensation cost	(145,000)
Amortization of interest expense	(176,000)
Amortization of loan origination costs	(197,000)
Issuance of stock for services	(40,000)
Issuance of options and warrants for services	(58,000)
Share-based non-employee compensation cost	9,000
Amortization of deferred compensation	(23,000)
Issuance of stock in lieu of interest	(34,000)
Depreciation and amortization	22,000
Issuance of warrants as inducement for exercise	(1,216,000)
(4,455,000)
Changes in timing of cash receipts and disbursements related to working capital items	1,388,000
(3,067,000)
Change in net loss-2007 compared to 2006	(156,000)
Increase in net cash used in operating activities	$(3,223,000)

Cash Flows from Investing Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Used in Investing Activities	$(1,432,000)	(668,000)

In the nine months ended September 30, 2007 and 2006, investing activities included purchases of office equipment, including computers and furniture for the increased workforce.

Cash Flows from Financing Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Provided By Financing Activities	$21,761,000	4,688,000

In the nine months ended September 30, 2007 and 2006, the Company financed its operations principally through the issuance of common stock as the result of private sales and the exercise of warrants and stock options. The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model.

On September 28, 2007,the Company entered into a Stock and Warrant Purchase Agreement with the Quercus Trust, whereby the Quercus Trust purchased 7.5 million shares of WorldWater’s common stock at a price of $1.782 per share, for total proceeds of $13,365,000. The Agreement also provides for the issuance of warrants to the Quercus Trust for the purchase of 9.0 million additional shares of WorldWater’s common stock at an exercise price of $1.815, subject to certain adjustments. The exercise of warrants into common stock cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. Prior to September 28, 2007, the Quercus Trust and its affiliates owned approximately 21.6 million shares of WorldWater common stock, representing approximately 12.2% of the equity ownership in the Company, or 8.2% on a fully diluted basis. With this Agreement, the Quercus Trust and its affiliates own approximately 16.4% of the equity ownership in WorldWater, or 10.6% on a fully diluted basis.

On April 12, 2007, the Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

In the nine months ended September 30, 2007, the Company raised $3,273,472 through the exercise of 16,183,422 warrants and options at an average price of $0.22 per share.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, our current ratio was 4.72 compared to 2.94 at December 31, 2006. As of September 30, 2007, we had $23,504,094 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $18,150,175 as of September 30, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the third quarter of 2008. In light of our recent private placements of approximately $13.4 million worth of common stock in September 2007, $13.5 million of our convertible preferred stock in November 2006, and $5.1 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into the second half of 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety-two thousand, eight hundred and fifty-seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The execution of the definitive strategic agreement and the Tranche B Closing cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. At the Tranche B Closing, WorldWater will issue to EMCORE Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 2,812,500 shares of Common Stock.

Full closure of the second tranche cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008.

Below is a table of the potential issuable shares as of September 30, 2007:

As of September 30, 2007
Number of authorized common shares:	275,000,000
Less common shares outstanding:	186,651,631
Less potential issuable common shares:
Warrants	15,509,449
Debt conversion rights	1,834,272
Stock options	14,855,107
Preferred stock conversion rights	55,842,797
88,041,625
Available common shares to be issued:	306,744

On November 5, 2007, the Company issued a revised Proxy where, among other issues, it will consider and vote upon an amendment to Article 4 of the Company’s Certificate of Incorporation to increase the number of shares of common stock the company is authorized to issue from 275,000,000 to 400,000,000. The Company will also consider and vote upon an amendment to the Company’s 1999 Incentive Stock Option Plan to increase the amount of shares of common stock available for issuance under the Stock Option Plan from a maximum of 25,000,000 shares to a maximum of 50,000,000 shares.

RISKS AND UNCERTAINTIES

Fixed-price Contracts

The Company utilizes fixed-price contracts which result in business risk, such as:

•        uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•        labor availability and productivity;

•       supplier and subcontractor pricing and performance; and

•       availability and pricing of components (particularly solar modules).

Intellectual Property Rights

The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in technology, the business and revenues could be materially and adversely affected.

Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

In February 2007, the Company engaged RSM McGladrey, Inc., who will perform a Sarbanes-Oxley Act consulting engagement designed to assist the Company in its efforts to comply with SOX Section 404, “Management’s Assessment of Internal Controls.”  The engagement was designed with the understanding that the Company would meet the criteria for an accelerated filing, and that the Company’s external auditor will also be required to attest to the internal controls over financial reporting in the fiscal year ending December 31, 2007.

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

Foreign Operations

The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•       expropriation and nationalization of our assets (including intellectual property) in that country;

•       political and economic instability;

•       social unrest, acts of terrorism, force majeure, war or other armed conflict;

•       inflation;

•       currency fluctuations, devaluations and conversion restrictions;

•       confiscatory taxation or other adverse tax policies;

•       governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•       governmental activities that may result in the deprivation of contract rights; and

•       trade restrictions and economic embargoes imposed by the United States and other countries.

There was no grant revenue recognized in the first nine months of 2007. Unsettled political conditions, social unrest, acts of terrorism, force majeure, war or other armed conflict, exploitation or other governmental actions, inflation, exchange controls or currency devaluation may result in increased business risk in these regions.

Financing

The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is still determining the impact of this FASB, but does not expect it to have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.There continues to be no liability related to unrecognized tax benefits at September 30, 2007, and no affect on the effective rate.

SELECTED FINANCIAL DATA

                The data set forth below should be read in conjunction with the Company’s financial statements and related notes and this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this filing. The statement of operations data presented below for the fiscal years ended December 31, 2006 and 2005 (as amended), and 2004 and the balance sheet data at December 31, 2006, 2005, and 2004 have been derived from the audited financial statements which appear elsewhere in this filing. The statement of operations data presented below for the year ended December 31, 2004, and the balance sheet data at December 31, 2004 have been derived from the Company’s prior year’s audited financial statements, which are not included in this filing.

	Year Ended December 31,
	2006	2005	2004
Operating Results
Revenue	$17,333,681	$2,031,480	$5,837,224
Gross Profit (Loss)	2,719,587	(485,336)	(149,085)
Loss From Operations	(5,257,298)	(5,075,285)	(6,087,358)
Loss Applicable To Common Stock	(14,256,534)	(6,377,646)	(8,056,694)
Net Loss Per Basic & Diluted Share Attributable To Common Stock	$(0.10)	$(0.07)	$(0.12)

	As of December 31,
	2006	2005		2004
Balance Sheet Data
Cash and Cash Equivalents	$5,801,852	$810,792		$38,852
Working Capital Surplus (Deficit)	10,688,277	(674,523,	)	(2,324,752)
Total Assets	17,268,146	2,664,404		1,790,868
Long term obligations—less current portion	289,300	667,668		2,026,589
Redeemable Preferred Stock	12,884,388	—		—
Stockholders’ Deficiency	(1,423,724)	(852,837)		(4,273,641)

RESULTS OF OPERATIONS (amounts are rounded to the nearest thousand)

                Contract Revenue.  Contract revenue for 2006 amounts to $17,117,000, and represents 99% of the Company’s revenue. Revenue of $17,117,000, or 100% of the total contract revenue, was generated by domestic commercial and residential projects. The significant revenue growth can be attributed to the Company moving away from its entrepreneurial roots in 2006. The expanded revenue base from 2005 to 2006 was a mixture of upgrading the sales and marketing staff, along with taking a more aggressive approach to the bid proposal process. Staffing, both at an office and crew level, were increased and skills upgraded, which played a big part in the Company securing the biggest contract in its existence, a $7.8 million deal with an irrigation farm in California. Overall, the increase in revenue over 2005 was obtained as follows; In California, the Company completed two commercial projects with recognized revenue of $1,820,000 and had six commercial projects in progress as of December 31, 2006, with recognized revenue of $9,658,000. The Company also completed nine residential projects with aggregate revenue of $524,000. In New Jersey, six commercial projects were completed in 2006 with recognized revenue of $2,108,000. Three commercial projects, with recognized revenue of $2,128,000 in 2006, were in progress as of December 31, 2006. The Company also recorded revenue of $567,000 from three commercial projects in Delaware and $278,000 from one project in Texas.

                Grant Revenue.  The Company recognized grant revenue of $217,000 in 2006. This is composed of $192,000 from the U.S. Trade and Development Agency (USTDA) and $25,000 from the New Jersey Board of Public Utilities (NJBPU). The USTDA grant is in connection with a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka. The NJBPU grant is for research in the development of cost effective, grid-tied motor drives for photovoltaic applications.

                Cost of Contract Revenue.  Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including the solar panels, solar array, inverters, variable speed drives and meters.

                Cost of Grant Revenue.  Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

                Gross Profit (Loss) on Contracts.  The Company generated gross profits on contracts totaling $2,705,000. Gross profits totaling $3,463,000 were attributable to 27 projects. Gross profits were offset by $99,000 in gross losses generated by four projects. Gross profits are also offset by warranty reserves and other expenses not allocated to individual contracts totaling $659,000.

                Gross Profit (Loss) on Grants.  Gross profit of $14,000 was earned in connection with the Company’s grant revenue; A gross loss of $9,000 from the USTDA grant, and a gross profit of $25,000 from the NJBPU grant.

                Marketing, General and Administrative Expenses.  Marketing, general and administrative expenses amount to $7,775,000 in 2006, and consist primarily of salaries and related personnel costs, travel, professional fees, including legal and accounting, rent, insurance, and other sales and marketing expenses.

                Debt Sourcing Fees and Commissions.  The Company historically has financed its operations through a combination of convertible debt, convertible preferred stock, and equity. To date, the increased working capital required to support the Company’s rapid revenue growth have been a net user of cash, and this is expected to continue through the end of 2007.

                Research and Development Expense.  Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis.

COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND 2005 (amounts are rounded to the nearest thousand)

                Contract Revenue.  Contract revenue for the year ended December 31, 2006 was $17,117,000, an increase of $15,199,000, or 792%, from $1,918,000 for 2005. The significant revenue growth can be attributed to the Company moving away from its entrepreneurial roots in 2006. The expanded revenue base from 2005 to 2006 was a mixture of upgrading the sales and marketing staff, along with taking a more aggressive approach to the bid proposal process. Staffing, both at an office and crew level, were increased and skills upgraded, which played a big part in the Company securing the biggest contract in its existence, a $7.8 million deal with an irrigation farm in California. Overall, the increase in revenue over 2005 was obtained as follows; In California, the Company completed two commercial projects with recognized revenue of $1,820,000 and had six commercial projects in progress as of December 31, 2006, with recognized revenue of $9,658,000. The Company also completed nine residential projects with aggregate revenue of $524,000. In New Jersey, six commercial projects were completed in 2006 with recognized revenue of $2,108,000. Three commercial projects, with recognized revenue of $2,128,000 in 2006, were in progress as of December 31, 2006. The Company also recorded revenue of $567,000 from three commercial projects in Delaware and $278,000 from one project in Texas.

                Grant Revenue.  Grant revenue for the year ended December 31, 2006 was $217,000, an increase of $104,000, or 92% from $113,000 for 2005. The fluctuation is a reflection of the timing of grant awards and completion of associated tasks/milestones called for under the grants. Grant revenue is expected to be an immaterial portion of the Company’s revenue stream going forward into 2007.

                Cost of Contract Revenue.  The cost of contract revenue for the year ended December 31, 2006 was $14,411,000, an increase of $11,966,000 or 489% from $2,445,000 in 2005. The increase in cost of contract revenue is principally the result of higher volume in 2006 (revenue is up 792%).

                Cost of Grant Revenue.  The cost of grant revenue for the year ended December 31, 2006 was $203,000, an increase of $132,000 from $71,000 in 2005.

                Gross Profit (Loss) on Contracts.  The Company generated a gross profit on contracts in 2006. The gross profit of $2,705,000 in 2006, represents an increase of $3,232,000, versus the gross loss of $527,000 in 2005. Gross profits totaling $3,463,000 were attributable to 27 projects. Gross profits were offset by $99,000 in gross losses generated by four projects. Gross profits are also offset by warranty reserves and other expenses not allocated to individual contracts totaling $659,000. The Company attributes its significant rise in gross profit partly to its evolution from an entrepreneurial to a fast growth company. Better overall efficiencies, bid processes, and trained staff have also supported the increased job margins.

                Gross Profit (Loss) from Grants.  The Company generated gross profit of $14,000 from grants in 2006, versus a gross profit of $42,000 in 2005. Gross profit is made up of a gross loss of $9,000 from the USTDA grant, and a gross profit of $25,000 from the NJBPU grant.

                Marketing, General and Administrative.  Marketing, general and administrative expenses for the year ended December 31, 2006 were $7,775,000, an increase of $3,327,000 or 75%, from $4,448,000 for 2005. The $3,327,000 increase includes increases in salaries and benefits of $1,450,000 and stock option expense of $1,124,000 associated with increased headcount in 2006. The number of full-time employees increased from 33 as of December 31, 2005 to 45 as of December 31, 2006. The increases were also associated with the September 2005 acquisition of Quantum Energy Group. The increases were also a result of increases in professional fees totaling $657,000 made up of increased costs for legal, consulting and investor relations.

                Research and Development Expenses.  Research and development expenses incurred in the year ended December 31, 2006 were $202,000, an increase of $60,000 or 42% from $142,000 in 2005. The increase is a result of MOBIL MAX. The Company has continued to develop its intellectual property as evidenced by the filing of two patent applications in 2006.

                Loss from Operations.  In the year ended December 31, 2006 the Company incurred a loss from operations of $5,257,000, an increase of $182,000 or 4% from $5,075,000 in 2005.

                Debt Sourcing Fees and Commissions.  Fees and commission expenses incurred to raise debt funding in the year ended December 31, 2006 were $284,000, a decrease of $158,000 or 64% from $442,000 in 2005.

                Beneficial Conversion and Warrant Amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued. In the year ended December 31, 2006, the Company incurred $3,400,000 of beneficial conversion and warrant interest expense, associated with the issuance of convertible notes in July of 2005. For the year ended December 31, 2005, the Company incurred beneficial conversion and warrant interest expense of $6. The increase is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

                Warrant Exercise Inducement Expense.  This expense is a non-cash charge incurred as a result of the Company granting short term inducements to certain warrant holders, whereby the exercise price was lowered for a limited period of time. In the years ended December 31, 2006 and 2005, the Company incurred $1,588,000 and $0 of warrant exercise inducement expenses, respectively.  At various times during 2006, the Company offered all individuals who were granted detachable warrants (issued in connection with convertible loans) in 2003 and 2004 a short-term inducement to exercise the warrants at a reduced exercise price ($0.20).  The offers were short term in nature and expired anywhere from 30-60 days from the initial offer.  The company used FAS 123R as guidance (paragraph 52), which states that short-term inducements are accounted for as modification of the terms of only the parties who accepted the inducement.  The Company notes that 9,099,698 warrants were exercised as a result of the offers.  Since the warrants were issued in connection with convertible loans, the Company recorded an expense related to the notes.  The expense for the inducement was recorded by obtaining the difference between the Black-Scholes value of the initial fair value of the warrants and that of the short-term modification multiplied by the number of parties who accepted the inducement as described in FAS 123R, paragraph 52.  The Company used the current stock price, modified exercise price, current volatility, current interest and dividend rate and the 30-60 day term as their inputs for the Black-Scholes model.  The Company notes that the expense incurred as a result of these offers was $1,216,527.  The additional $371,905 of expense related to the Company issuing 1,447,422 shares of common stock to a debt holder to induce them to exercise their outstanding warrants (not at a discount).  The company calculated this portion of the expense by multiplying the market price of the stock the date the inducement was offered by the number of shares issued.

                Interest Expense.  Interest expense was $662,000 and $1,029,000 in the years ended December 31, 2006 and 2005, respectively, a decrease of $367,000 or 36%. This decrease was due to significant decrease in outstanding debt from 2005 to 2006.

                Income Taxes.  The Company recognized an income tax benefit of $0 and $201,000 for the years ended December 31, 2006 and 2005, respectively. The Company participates in the State of New Jersey’s Corporation Business Tax Benefit Certificate Transfer Program (the “Program”), which allows certain high technology and biotechnology companies to sell unused New Jersey net operating loss carryovers and research and development tax credits to other New Jersey corporate taxpayers.

HISTORICAL CASH FLOW ANALYSIS

                The “Historical Cash Flows Analysis” section discusses consolidated cash flow from operations, investing activities and financing activities. Amounts have been rounded to the nearest thousand.

Cash Flows from Operating Activities

	Year ended December 31,
	2006	2005
Net Cash Used in Operating Activities	$10,385,000	$4,305,000

                In 2006, the Company had an increase in net cash used in operating activities of $6,080,000 in a period when the Company had an increase in net loss of $4,694,000. An analysis of the decreased loss is above in the RESULTS OF OPERATIONS and COMPARISON OF YEARS ENDED DECEMBER 31, 2006 and 2005. The increase in net cash used in operating activities in 2006, a period when the Company’s net loss decreased, is attributable to changes in non-cash charges and from the timing of cash receipts and disbursements related to working capital items in 2006. These changes in working capital items relate mainly to the significant increase in job contracts from 2005 to 2006, along with an increase in staffing to coincide with the growth of the company.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$3,400,000
Warrant exercise inducement expenses	1,588,000
Issuance of stock for service	16,000
Depreciation and amortization	(37,000)
Issuance of warrants as inducement for warrants exercise	53,000
Stock-based employee compensation cost	1,124,000
Amortization of interest expense	(319,000)
Issuance of options and warrants for services	70,000
Amortization of intangibles and loan origination costs	(168,000)
Amortization of deferred compensation	15,000
Issuance of stock in lieu of interest	(302,000)
5,440,000
Changes in timing of cash receipts and disbursements related to working capital items	(6,826,000)
(1,386,000)
Change in net loss—2006 compared to 2005	(4,694,000)
Increase in net cash used in operating activities	$(6,080,000)

                At various times during 2006, the Company offered all individuals who were granted detachable warrants (issued in connection with convertible loans) in 2003 and 2004 a short-term inducement to exercise the warrants at a reduced exercise price ($0.20).  The offers were short term in nature and expired anywhere from 30-60 days from the initial offer.  The company used FAS 123R as guidance (paragraph 52), which states that short-term inducements are accounted for as modification of the terms of only the parties who accepted the inducement.  The company notes that 9,099,698 warrants were exercised as a result of the offers.  Since the warrants were issued in connection with convertible loans, the Company recorded an expense related to the notes.  The expense for the inducement was recorded by obtaining the difference between the Black-Scholes value of the initial fair value of the warrants and that of the short-term modification multiplied by the number of parties who accepted the inducement as described in FAS 123R, paragraph 52.  The Company used the current stock price, modified exercise price, current volatility, current interest and dividend rate and the 30-60 day term as their inputs for the Black-Scholes model.  The Company notes that the expense incurred as a result of these offers was $1,216,527.  The additional $371,905 of expense related to the Company issuing 1,447,422 shares of common stock to a debt holder to induce them to exercise their outstanding warrants (not at a discount).  The company calculated this portion of the expense by multiplying the market price of the stock the date the inducement was offered by the number of shares issued.

Cash Flows from Investing Activities

	Year ended December 31,
	2006	2005
Net Cash Used in Investing Activities	$966,000	$36,000

                In 2006 and 2005, investing activities included the purchase of office equipment including computers for the increased workforce.

Cash Flows from Financing Activities

	Year ended December 31,
	2006	2005
Net Cash Provided By Financing Activities	$16,323,000	$5,045,000

                In 2006, the Company issued 21,422,223 shares of 10% convertible debentures maturing in 2007 and 2008 generating net proceeds of $3,792,500. In addition, 18,819,948 shares of common stock were issued upon the exercise of warrants and stock options, raising $3,287,642. In conjunction with the issuance of the convertible debentures, in 2006 the Company issued four-year warrants for the purchase of up to 17,731,387 shares of the Company’s common stock, at an average exercise price of $0.19 per share, which are exercisable at any time. These capital infusions were reduced by the repayment of $2,965,021 in long-term debt and the incurrence of $284,138 in loan origination costs.

LIQUIDITY AND CAPITAL RESOURCES

                At December 31, 2006, our current ratio was 2.94 compared to 0.76 at December 31, 2005. As of December 31, 2006, we had $10,688,277 of working capital compared to a working capital deficit of $674,523 as of December 31, 2005. Cash and cash equivalents were $5,801,852 as of December 31, 2006, as compared to $810,792 as of December 31, 2005.

                The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital and forecasts increased revenues.

                We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the first quarter of 2008. In light of our recent private placement of approximately $13.5 million worth of our convertible preferred stock in November 2006, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into 2008.

                Below is a table showing the potential issuable shares and available authorized common to be issued as of December 31, 2006.

As of December 31, 2006
Number of authorized common shares:	275,000,000
Less common shares outstanding:	149,359,052
Less potential issuable common shares:
Warrants	24,792,873
Debt conversion rights	2,910,360
Stock options	20,270,623
Stock purchase agreement rights	1,542,000
Preferred stock conversion rights	51,462,759
100,978,615
Available common shares to be issued:	24,662,333

COMMITMENTS AND GUARANTEES

                The Company’s commitments as of December 31, 2006, for the years 2007 through 2011 and thereafter as summarized below:

	2007	2008	2009	2010	2011	Thereafter	Total
	(Amount rounded in thousands)
Long-tem debt maturities (face amount)	$360,897	$200,000	$—	$38,456	$—	$—	$599,353
Employment obligations	585,000	585,000	585,000	250,000	250,000	—	2,255,000
Renewable energy credit guarantee obligations	98,710	64,701	64,701	64,701	55,329	1,412	349,554
Operating lease payments	240,576	321,900	285,900	267,900	267,900	937,650	2,321,826
Repayment of grant	35,000	—	—	—	—	—	35,000
Total	$1,320,183	$1,171,601	$935,601	$621,057	$573,229	$939,062	$5,560,733

INCOME TAXES

                As of December 31, 2006, the Company had federal and state net operating loss carryforwards totaling approximately $34,073,100 and $16,145,500, respectively, available to reduce future taxable income and tax liabilities which expire at various dates between 2007 and 2026. In addition, as of December 31, 2006, the Company had federal research and development tax credit carryforwards of approximately $180,600 available to reduce future taxable income and tax liabilities which expire at various dates between 2026. Under provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards, which can be used in future years.

PROPOSED ACQUISITION

                In June 2006, the Company announced that it has entered into a letter of intent with ENTECH, Inc. of Keller, TX (“ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

                With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, significantly lesser amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

                ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

                It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary.

                As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

                To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $290,769 were recorded on the balance sheet as of December 31, 2006. and along with the $500,000 payment to ENTECH, resulting in a capitalized amount of $790,769 as a balance sheet asset on December 31, 2006, classified as deferred cost on proposed acquisition. Should this acquisition not be completed in 2007, the capitalized amount will be expensed in that year.

                On May 25, 2007, we entered into a letter of intent to acquire ENTECH. The letter of intent was subsequently amended on August 1, 2007 to extend the date by which the proposed merger must be completed. On October 29, 2007, the Company and ENTECH entered into an Agreement and Plan of Merger. Under the terms of the merger agreement, WorldWater will pay the following consideration to ENTECH stockholders:

•                  $5.0 million in cash,

•                  shares of common stock of WorldWater. WorldWater will issue 19,672,131 million shares as stock consideration. We have determined that the aggregate value of the stock consideration will be $35,409,836. This determination of value is based on a $1.80 per share value of our common stock, which is our estimate of the fair market value of our common stock for a reasonable period before and after the date of merger agreement, October 29, 2007.

•                  earn-out consideration calculated as 5% of Merger Sub’s gross revenues determined in accordance with generally accepted accounting principles will be paid until the accumulated total of such earn-out payments paid by WorldWater to the ENTECH stockholders equals $5,000,000, and

•                  we will cause to be paid $1.3 million of ENTECH’s liabilities at closing.

                The Company and ENTECH have entered into a merger agreement. The terms of the transaction, as set forth in the merger agreement, would result in the Company recording Intangible Assets and Goodwill totaling approximately $35.8 million in the quarter ending September 30, 2007 using the assumptions set forth below. At the closing the stockholders of Entech will receive $5.0 million in cash to be raised through the sale of 2,500,000 shares of the Company’s common stock at the assumed $1.80 per share closing price on December 7, 2007 and 19,672,131 million shares of the Company’s common stock valued at $39.3 million assuming the same $1.80 closing price of the Company’s shares on December 7, 2007. Also included in the total purchase price is $1.9 million of acquisition expenses and assumed liabilities.

MANAGEMENT OF WORLDWATER

                The following table sets forth the names, ages and positions of the executive officers and directors of the Company as of March 9, 2007. Their respective backgrounds are described following the table:

NAME	AGE	POSITION WITH THE COMPANY
Quentin T. Kelly	72	Chairman, Chief Executive Officer
Dr. Frank W. Smith	48	Executive Vice President, Chief Operating Officer
Larry L. Crawford	58	Executive Vice President, Chief Financial Officer
Dr. Anand Rangarajan	57	Executive Vice President, Chief Technology Officer
Douglas L. Washington	59	Executive Vice President, Sales
James S. Brown	50	Executive Vice President, Project Finance
Joseph Cygler	71	Director
Dr. Hong Hou	42	Director
Reuben F. Richards, Jr.	51	Director
Lange Schermerhorn	65	Director
Dr. Davinder Sethi	58	Director
Harrison Wellford	66	Director

                Quentin T. Kelly founded WorldWater, Inc. in 1984 as a consulting and R&D company and has been Chairman since that time. Mr. Kelly also served as CEO from 1984 to January 2006, and resumed his role as CEO in January 2007. Mr. Kelly was previously Director of Information Services and Assistant to the President of Westinghouse Electric Corporation from 1965 to 1971, and subsequently became President of Kelly-Jordan Enterprises, Inc., a leisure products company from 1971 to 1975, and then President of Pressurized Products, Inc., manufacturers and international marketers of specialized water systems and products, from 1976 to 1984. Mr. Kelly is an alumnus of Kenyon College and holds three U.S. patents relating to water systems. He has many years of experience in business relating to water and power needs in the U.S. and the developing world. He has worked on water supply and solar power projects in the U.S. and with more than a dozen governments and private contractors throughout the world. Mr. Kelly’s term as director expires in 2009.

                Dr. Frank W. Smith joined the Company as Chief Operating Officer in February 2007. He previously served as Vice President of Strategy and Business Development at EMCORE Corporation in 2006, where he identified target acquisitions, managed the due diligence process, and provided strategic direction for the company. From 2004 to 2005, he was an Operations Director at JDS Uniphase, where he managed several business units between 1999 and 2004, before which he was a Program Manager at Lockheed Martin. He was also a Manager at MIT’s Lincoln Labs and has accumulated five patents under his name as well as having published nearly two dozen articles. Dr. Smith graduated with a B.S. in Engineering & Applied Science from Yale University and completed a Masters and Ph.D. in Electrical Engineering & Computer Science from MIT, with a minor in Business Administration from MIT’s Sloan School of Business.

                Mr. Larry Crawford, Executive Vice President and Chief Financial Officer, joined the Company in July 2006. Prior to joining the Company, Mr. Crawford served as Chief Financial Officer and Executive Vice President of Escala Group, Inc. from 2001 to 2006. Mr. Crawford served as Chief Financial Officer of Arzee Holdings, Inc. from 1996 to 2001 and as Vice President of Finance and Chief Financial Officer of Talon, Inc., a subsidiary of Coats Viyella plc from 1987 to 1996. Mr. Crawford is a certified public accountant and received his B.A. from Pennsylvania State University and his M.B.A. from the Lubin School of Business of Pace University.

                Dr. Anand Rangarajan, Executive Vice President and Chief Technology Officer, has been employed by the Company since 1998. He is a solar and water pump specialist with over 20 years experience in all aspects of the solar electric business and has pioneered the development of several proprietary solar water pumping systems, products and markets. His systems have been installed in over 20 countries. He holds a Ph.D. in Engineering from the University of Wisconsin.

                Douglas L. Washington, Executive Vice President, Marketing and International Operations, has been employed by the Company since 2004. He has worked at Johnson & Johnson for 18 years, where he served as Worldwide Director of New Business Development, Consumer Sector, and Director of Business Development, Advanced Materials Company, developing business opportunities with a variety of governmental, educational and other research institutions in the United States and in countries in Asia, Africa and elsewhere. He attended the University of Texas, and has had professional training at the Kellogg School of Business and the Wharton School of Business, and has been a private consultant, specializing in biotechnology and consumer water programs.

                James S. Brown, Executive Vice President, Project Finance, joined the Company in May 2004. Mr. Brown has extensive financial experience in the energy industry. From August 2002 until May 2004, Mr. Brown served as an independent financial consultant. From October 1999 until August 2002, he was Director of Structured Finance, Americas, for Energy Wholesale Operations in Houston, Texas. Prior to that, Mr. Brown served as a Project Finance Director for El Paso Energy International. Mr. Brown has also held executive finance positions with Westmoreland Energy Inc. and AMVEST Corporation. Mr. Brown graduated from Georgetown University with a degree in Accounting and holds an MBA from Texas A&M University.

                Joseph Cygler has been a Director of the Company since January 1997, and a former Vice President of Marketing and Executive Vice-President. He has been Chief Executive Officer of the CE&O Group, an organization assisting companies in operations management, since 1986. Previously he was an executive at Kepner-Tregoe, Inc., an international business consulting firm, from 1976 to 1986, an executive with Honeywell Information Systems from 1964 to 1976, and a marketing representative with International Business Machines from 1961 to 1964. Mr. Cygler has a BS in Engineering from the U.S. Military Academy at West Point. Mr. Cygler’s term as director expires in 2009.

                Dr. Hong Hou has been a Director of the Company since January 2007. Dr. Hou is also a member of the board of directors of EMCORE where he has served in a variety of leadership roles since 1998. He currently is President, Chief Operating Officer of EMCORE Corp. He co-started EMCORE’s Photovoltaics Division, and subsequently managed the Fiber Optics Division. He was Executive Vice President of Business Development and Product Strategy before becoming Vice President and General Manager of EMCORE’s Ortel Division. From 1995 to 1998 he was a Principal Member of the Technical Staff at Sandia National Laboratories, a Department of Energy weapons research laboratory managed by Lockheed Martin. Prior to that, he served with AT&T Bell Laboratories, engaging in research on high-speed optoelectronic devices. He holds a Ph.D. in electrical engineering from the University of California at San Diego. He has published over 150 journal articles and holds seven U.S. patents. Pursuant to the terms of the Investment Agreement between the Company and EMCORE (see “Certain Relationships and Related Transactions—EMCORE Investment in the Company” below), EMCORE is entitled to nominate two directors to the Board. Mr. Hou is one such director. Mr. Hou’s term as director expires in 2008.

                Reuben F. Richards, Jr. has been a Director of the Company since January 2007. Mr. Richards, who joined EMCORE Corporation in October 1995 as its President and Chief Operating Officer, and has been Chief Executive Officer since December 1996. Mr. Richards has been a director of EMCORE since May 1995. From December 1993 to December 1995, he has been a member and President of Jesup & Lamont Merchant Partners. From 1991-1993, Mr. Richards was a principal with Hauser, Richards & Co., a firm engaged in corporate restructuring and management turnarounds. From 1986 to 1991, Mr. Richards was a Director at Prudential-Bache Capital Funding in its Investment Banking Division. Mr. Richards has served on the Boards of the University of New Mexico School of Engineering, Sandia National Laboratories External Review Panel and was a member of the board of directors of GELcore, EMCORE’s joint venture with General Electric. Pursuant to the terms of the Investment Agreement between the Company and EMCORE (see “Certain Relationships and Related Transactions—EMCORE Investment in the Company” below), EMCORE is entitled to nominate two directors to the Board. Mr. Richards is one such director.

                Lange Schermerhorn has served as a Director of the Company since 2001. She is a retired U.S. Ambassador to Djibouti, is an economist who has spent 30 years in the Foreign Service and has covered the globe as a senior foreign officer in such places as Brussels, where she was Deputy Chief of Mission, with specific emphasis on economics relating to NATO and EU. Ms. Schermerhorn has also had significant Foreign Service experience in Sri Lanka, Vietnam, Tehran, London and Washington D.C. Ms. Schermerhorn’s education and related experience include Mt. Holyoke College (B.A. 1961), Harvard Business School, and National War College.

                Dr. Davinder Sethi has served as a Director of the Company since 2000. He has been an independent advisor in the fields of information technology and finance for more than five years. He has served as Chairman and Chief Executive Officer of iPing, Inc., and was a Director and Senior Advisor to Barclays de Zoete Wedd. In addition, Dr. Sethi spent seven years at Bell Laboratories in operations research and communications network planning and seven years in corporate finance at AT&T. Dr. Sethi holds a Ph.D. and M.S. in Operations Research, Economics and Statistics from the University of

California, Berkeley, and is a graduate of the Executive Management Program at Penn State. Dr. Sethi’s term as director expires in 2008.

                W. Harrison Wellford, Esq. became a Director of the Company in January 2007 and has served as the Company’s legal counsel for energy matters. He is a recently retired partner from the firm of Latham & Watkins LLP, where he practiced in the areas of energy, mergers and acquisitions, and project finance law from 1991 to 2006. He currently serves as either a board member or advisor to several private companies in the energy field. Mr. Wellford served as the Executive Associate Director of the President’s Office of Management and Budget from 1977 to 1981. He also has held several senior management positions in Presidential transitions since 1976. In the 1980’s Mr. Wellford was a leading advocate for the creation of the competitive power industry and a founder of the largest trade association for independent power companies. Mr. Wellford earned his B.A. from Davidson College, his M.A. from Cambridge University, his Ph.D. in Government from Harvard University and his J.D. from Georgetown University.

MEETING ATTENDANCE

                The business of the Company is managed under the direction of the board. The board meets during the Company’s fiscal year to review significant developments affecting the Company and to act on matters requiring board approval. The board held nine meetings and acted by unanimous written consent numerous times during the fiscal year ended December 31, 2006. All of the directors attended the meetings held during the year. While the Company has no policy with regard to board members’ attendance at our annual meetings of stockholders, all of our incumbent directors attended the 2006 annual meeting.

                The Board has determined that, except for Mr. Kelly, who serves as the Chairman and Chief Executive Officer, and Messrs. Reuben and Hong who are officers of EMCORE Corp., the holder of our Series D Preferred Stock, each of our current directors is independent.

COMMITTEES OF THE BOARD OF DIRECTORS

                The board of directors has a standing Audit Committee and a standing Compensation Committee. The Audit Committee and Compensation Committee met following the end of each of the fiscal quarters in 2006 and 2005.

                The Audit Committee of the Company’s Board is comprised of Mr. Cygler, Dr. Sethi and Ms. Schermerhorn, all of whom are independent as defined by the listing standards of NASDAQ. The board has determined that Davinder Sethi is an audit committee financial expert within the meaning of regulations adopted by the SEC as a result of his accounting and related financial management expertise and experience. The main function of the Audit Committee is to ensure that effective accounting policies are implemented and that internal controls are in place to deter fraud, anticipate financial risks and promote accurate and timely disclosure of financial and other material information to the public markets, the board and stockholders. The Audit Committee also reviews and recommends to the board approval of the annual financial statements and provides a forum, independent of management, where the Company’s auditors can communicate any issues of concern. In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

                The Audit Committee has adopted a formal, written charter, which has been approved by the full board and which specifies the scope of the Audit Committee’s responsibilities, and how it should carry them out.

                Mr. Cygler, Dr. Sethi and Ms. Schermerhorn comprise the Compensation Committee. The Compensation Committee makes recommendations to the board regarding the executive and employee compensation programs of our company. Committee makes recommendations to the board regarding the executive and employee compensation programs of our company. A copy of the Compensation Committee’s report is attached to this proxy statement as APPENDIX B, which includes a description of the processes and procedures used in determining executive and employee compensation.

                The Compensation Committee does not have a written charter.

NOMINATIONS FOR DIRECTORS

                The Company does not have a standing nominating committee or a charter with respect to the nominating process. The board is of the view that such a committee is unnecessary given the relatively small number of directors elected each year and the fact that all directors are considered by and recommended to the Company’s stockholders by the full board, which is comprised of a majority of independent directors. To date, all director nominees that have been recommended to the stockholders have been identified by current directors or management or have been designated pursuant to the Investment Agreement between the Company and EMCORE (see “Certain Relationships and Related Transactions—EMCORE Investment in the Company” below). The Company has never engaged a third party to identify director candidates. The board will consider any director candidate proposed in good faith by a stockholder of the Company. Stockholders wishing to communicate with the board regarding recommendations for director nominees should follow the procedure described in “Communication with the Board and its Committees” below. The board will evaluate all director candidates, whether submitted by directors, executive officers, or stockholders based on their financial literacy, business acumen and experience, independence, and willingness, ability and availability for service.

COMMUNICATION WITH THE BOARD AND ITS COMMITTEES

                Any stockholder may communicate with the board by directing correspondence to the board, any of its committees or one or more individual members, in care of the corporate secretary, at WorldWater & Solar Technologies Corp., 200 Ludlow Drive, Ewing, NJ 08638. Communications concerning potential director nominees submitted by any of our stockholders should include the director candidate’s name, credentials, contact information and his or her consent to be considered as a candidate. The stockholder must also include his or her contact information and a statement of his or her share ownership, as well as any other information required by the Company’s Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                The following table sets forth the number and percentage of the shares of the registrant’s Common stock owned as of September 30, 2007 by all persons known to the registrant who own more than 5% of the outstanding number of such shares, by all directors of the registrant, and by all officers and directors of the registrant as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)		Percent of Class
EMCORE Corporation	53,821,428	(2)	22.4%
145 Belmont Drive Somerset, New Jersey 08873
Quercus Trust	38,092,500	(3)	19.5%
2309 Santiago Drive Newport Beach CA 92660
Quentin T. Kelly	5,927,000	(4)	3.1%
Dr. Frank Smith	134,482	(5)	* %
Dr. Anand Rangarajan	225,000	(6)	0.1%
Larry L. Crawford	266,666	(7)	0.1%
James S. Brown	840,897	(8)	0.5%
Joseph Cygler	1,034,300	(9)	0.6%
Dr. Davinder Sethi	457,500	(10)	0.2%
Lange Schermerhorn	610,000	(11)	0.3%
Dr. Hong Hou	100,000	(12)	* %
Reuben Richards	100,000	(13)	* %
Harrison Wellford	1,194,999	(14)	0.8%
All Directors and Officers as a group (11 persons)	10,890,844		5.6%

*                                        Percent of ownership is less than 0.1%

(1)                                 For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within sixty days of September 30, 2007. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such a date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except community property laws, the Company believes, based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own.

(2)                                  This amount includes preferred stock convertible into 48,928,571 shares of common stock and warrants to purchase 5,050,437 shares of common stock as of September 30, 2007 representing the securities obtained under the first of two tranches contemplated under the terms of an Investment Agreement, dated November 29, 2006, between the Company and EMCORE Corporation.

(3)                                  This amount includes 29,092,500 shares of common stock owned as of September 30, 2007 and warrants to purchase 9,000,000 shares of the Company’s common stock.

(4)                                  This amount includes 2,383,940 shares of common stock owned as of September 30, 2007; 606,060 shares owned by CFK Limited Partnership and QTK Limited Partnership which were formed for the benefit of Mr. Kelly’s children; 27,000 warrants to purchase common stock; and options vesting within 60 days of September 30, 2007 to purchase 2,910,000 shares of the Company’s common stock as of September 30, 2007.

(5)                                  This amount includes options vesting within sixty days of September 30, 2007 to purchase 134,482 shares of the Company’s common stock as of September 30, 2007.

(6)                                  This amount represents options vesting within sixty days of September 30, 2007 to purchase 225,000 shares of the Company’s common stock.

(7)                                  This amount represents 25,000 shares of common stock and options vesting within sixty days of September 30, 2007 to purchase 241,666 shares of the Company’s common stock.

(8)                                  This amount includes options vesting within sixty days of September 30, 2007 to purchase 840,897 shares of the Company’s common stock.

(9)                                  This amount includes 284,300 shares of common stock and options vesting within sixty days of September 30, 2007 to purchase 750,000 shares of the Company’s common stock.

(10)                            This amount represents options vesting within sixty days of September 30, 2007 to purchase 450,000 shares of common stock and warrants to purchase 7,500 shares of the Company’s common stock.

(11)                            This amount includes 210,000 shares of common stock and options vesting within sixty days of September 30, 2007 to purchase 400,000 shares of the Company’s common stock.

(12)                            This amount includes options vesting within sixty days of September 30, 2007 to purchase 100,000 shares of the Company’s common stock as of September 30, 2007.

(13)                            This amount includes options vesting within sixty days of September 30, 2007 to purchase 100,000 shares of the Company’s common stock as of September 30, 2007.

(14)                            This amount includes 83,333 shares of common stock, 1,011,666 warrants, and options vesting within sixty days of September 30, 2007 to purchase 100,000 shares of the Company’s common stock as of September 30, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

                Section 16(a) of the Exchange Act of 1934, as amended, requires the Company’s executive officers and directors and persons who own more than ten percent of a registered class of the Company’s equity securities (collectively, the “Reporting Persons”) to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of these reports. The Company believes that all filings required to be made by the Reporting Persons during and with respect to the fiscal years ended December 31, 2006 and 2005 were made on a timely basis.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

                The following table summarizes the compensation paid to the persons who held the position of Chief Executive Officer and Chief Financial Officer during fiscal years 2005 and 2006 and our other three most highly compensated executive officers at the end of fiscal years 2005 and 2006. The determination of our most highly compensated executive officers is based on total compensation for fiscal years 2005 and 2006 as calculated in the “Summary Compensation Table” shown below.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Quentin T. Kelly Chairman & CEO	2005 2006	170,000 160,000	— 50,000	— —	37,200 —	(2)	— —	— —	58,000 58,000	(1) (1)	265,200 268,000
Larry Crawford EVP, CFO	2005 2006	— 71,423	— 11,093	— —	— 102,000	(3)	— —	— —	— —		— 184,516
Dr. Anand Rangarajan EVP, CTO	2005 2006	121,250 123,738	7,230 17,748	— —	— —		— —	— —	9,000 9,000	(5)(5)	137,480 150,486
James S. Brown EVP, Project Finance	2005 2006	150,000 131,625	— 16,269	— —	— —		— —	— —	— —		150,000 147,894
James S. Farrin Former CEO	2005 2006	— 80,045	— 73,950	— —	— 223,915	(4)	— —	— —	— —		— 377,910

(1)                                  Represents the premium paid for a life insurance policy, the beneficiary of which is Mr. Kelly’s wife ($46,000) plus use of the Company vehicle ($12,000).

(2)                                  120,000 options granted 12/31/2005 at exercise price at date of grant; options vest over one-year. FASB 123R expense for 2005 and 2006 was $0 and $37,200, respectively.

(3)                                  600,000 options granted 7/10/2006 in connection with employment contract; options were granted at the market price at date of grant. No options vested during the year ended December 31, 2006. 100,000 options vested on 1/10/2007; the remainder vest monthly through 7/10/2009. FASB 123R expense for 2006 was $0.00.

(4)                                  1,000,000 options were granted 1/23/2006 in connection with employment contract. 200,000 options vested at contract execution with the remainder vesting in twelve monthly installments through 1/23/2007. FASB 123R expense for 2006 was $208,987.

(5)                                  Represents $9,000 for Company provided vehicle.

EQUITY COMPENSATION PLAN INFORMATION

                The following table contains information regarding the Company’s Equity Compensation Plans as of December 31, 2006:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Warrants, Options and Rights	(B) Weighted Average Exercise Price of Outstanding Warrants, Options and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders(1)	13,358,231	$0.27	0
Equity compensation plans not approved by security holders	—	—
Total	13,358,231	$0.27	0

(1)           The approved plan is the Amended 1999 WorldWater Corp. Incentive Stock Option Plan.

OPTION GRANTS FOR YEAR ENDED DECEMBER 31, 2006

(INDIVIDUAL GRANTS IN FISCAL YEAR)

Name	Number of Securities Underlying Options	Percent of Total Options Granted to Employees	Exercise Price Per Share(1)	Expiration Date
Larry L. Crawford	600,000	20%	$0.27	7/9/2016
James S. Farrin	1,000,000	30%	0.38	1/22/2016
Joseph Cygler	50,000	2%	0.26	6/13/2016
Lange Schermerhorn	50,000	2%	0.26	6/13/2016
Dr. Davinder Sethi	50,000	2%	0.26	6/13/2016

(1)                                  All grants of options have been made with exercise prices equal to fair value at date of grant. The amounts shown represent an average share price for the shares indicated.

Aggregated Option Exercises

For Fiscal Year Ended December 31, 2006

And Year-End Option Values(1)

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)(2)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)
Name	Exercise	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Quentin T. Kelly	0	0	1,947,975	0	394,614	0
James S. Farrin	0	0	933,333	66,667	9,333	667
Larry L. Crawford	0	0	0	600,000	0	72,000
Dr. Anand Rangarajan	0	0	864,000	250,000	124,120	27,500
James S. Brown	17,856	(595)	696,430	250,000	51,607	27,500

(1)                                  No stock appreciation rights are held by the named Executive Officer.

(2)                                  The total number of unexercised options held as of December 31, 2006, separated between those options that were exercisable and those options that were not exercisable on that date.

(3)                                  For all unexercised options held as of December 31, 2006, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. As required, the price used to calculate these figures was the closing sale price of the common stock at year’s end, which was $0.39 per share on December 31, 2006.

DIRECTOR COMPENSATION

                During fiscal year 2006, each non-employee director received $1,000 for each committee meeting held other than in conjunction with a board meeting, other than the Chairs of the Audit and Compensation committees who each received $2,000 and $1,500 per meeting. Each non-employee director also received option grants to purchase 100,000 shares of the Company’s common stock in fiscal year 2006. Directors who are employees of WorldWater do not receive any compensation for their service as directors.

                The following table sets forth information regarding compensation paid to current and former non-employee directors of the Company for fiscal year 2006.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)		Total ($)
Joseph Cygler	$10,000	$14,000	(5)	$24,000
Dr. Hong Hou(4)	$0	$0		$0
Reuben F. Richards, Jr.(4)	$0	$0		$0
Lange Schermerhorn	$8,000	$14,000	(5)	$22,000
Dr. Davinder Sethi	$12,000	$14,000	(5)	$26,000
W. Harrison Wellford(4)	$0	$0		$0

(1)                                  Includes fees earned in fiscal year 2007.

(2)                                  The options vest and become exercisable on the date of the grant. The amounts shown do not reflect compensation actually received by each director. The amounts shown represent expense recognized in the Company’s fiscal year 2007 consolidated financial statements in accordance with FAS 123(R), excluding any impact of assumed forfeiture rates.

(3)                                  As of April 1, 2007, each director then in office or former director had the following number of options outstanding: Joseph Cygler, 754,300; Dr. Hong Hou, 100,000; Reuben F. Richards, Jr., 100,000; Lange Schermerhorn, 400,000; Dr. Davinder Sethi, 712,600; and W. Harrison Wellford, 100,000.

(4)                                  Messers. Hou, Richards, and Wellford were approved as directors of the Company on January 17, 2007.

(5)                                  50,000 shares option grant for services, at a price of $0.22 per share, was issued on September 8, 2006. 50,000 shares option grant for services, at a price of $0.26 per share, was issued on June 14, 2006. The Black-Scholes method was utilized to determine the Company expense.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                The Company had outstanding notes payable owed to directors, officers and employees of the Company as of December 31, 2006 and 2005 as follows:

	2006	2005
Directors	$3,000	$3,000
Officers and employees	—	32,748
Total	3,000	35,748
Less current maturities	(3,000)	(35,748)
Total long term note payable, related party	$—	$—

                Notes payable to directors, officers and employees are due on demand and accrue interest at 10% per annum. The interest paid by the Company on such notes was $300 in 2006.

EMCORE Investment in the Company

                On November 29, 2006, the Company entered into three agreements with EMCORE, involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million: an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a

Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The boards of directors of EMCORE and WorldWater each approved the Agreements.

                Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

                On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock (convertible into common stock at a price of $0.276) and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Convertible Preferred Stock at a conversion price of $0.32 per share.

                The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock. In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

                The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of common stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect two members of the board of directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect one member of the board of directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of common stock as of the date immediately prior to the record date for such dividend.

Other Related Party Transactions

                The Company leased office and laboratory facilities from the Chairman of the Company. Lease payments to the Chairman were $18,000 and $36,000 in 2006 and 2005, respectively, plus utilities and maintenance. This lease was terminated as of June 30, 2006.

REPORT OF THE AUDIT COMMITTEE*

                The Audit Committee has reviewed and discussed with the Company’s management and Amper, Politziner & Mattia PC, the Company’s independent public accountants, the audited financial statements of the Company for the fiscal year ended December 31, 2006.

                The Audit Committee has discussed with Amper, Politziner & Mattia the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

                The Audit Committee has also received the written disclosures and the letter from Amper, Politziner & Mattia required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed the independence of Amper, Politziner & Mattia with that firm.

                Based on the aforementioned review and discussions with management and the Company’s auditors, and subject to the limitations on the role and responsibilities of the Audit Committee as described in “Committees of the Board of Directors” above, the Audit Committee recommended to the board that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

                This report has been submitted by the Audit Committee.

Davinder Sethi (Chairman)

Joseph Cygler

Lange Schermerhorn

*                                         The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before, or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

                The aggregate fees billed to us by the independent auditors, Amper, Politziner & Mattia P.C., for professional services rendered in connection with our Quarterly Reports on Form 10-QSB and for the audits of our financial statements included in this Annual Report on Form 10-KSB for the years ended December 31, 2006 and 2005 were $110,000 and $87,500, respectively.

Audit Related Fees

                The aggregate fees billed to us by Amper, Politziner & Mattia, P.C. for assurance and related services that are reasonably related to the performance of the audit and review of our financial statements that are not already reported in the paragraph immediately above totaled approximately $64,700 and $22,500 for the years ended December 31, 2006 and 2005, respectively. The 2006 costs are primarily related to services provided in connection with the audits and due diligence for our review of a possible acquisition of ENTECH Corporation.

Tax Fees

                There were no tax fees billed by our independent auditors during 2006 and 2005.

All Other Fees

                There were no other fees billed by our independent auditors during the last two fiscal years for products and or services.

                The Audit Committee approves all audit and non-audit services prior to such services being provided by Amper, Politziner & Mattia. The Audit Committee, or one or more of its designated members that have been granted authority by the Audit Committee, meets to approve each audit or non-audit service prior to the engagement of Amper, Politziner & Mattia for such service. Each such service approved by one or more of the authorized and designated members of the Audit Committee is presented to the entire Audit Committee at a subsequent meeting, subject to the de minimis exception for non-audit services. The Audit Committee has considered whether the provisions of certain non-audit services by Amper, Politziner & Mattia P.C. is compatible with maintaining auditor independence and has determined that auditor independence has not been compromised.

STOCKHOLDER PROPOSALS

                Stockholder proposals may be submitted for inclusion in the Company’s proxy statement for next year’s annual meeting provided that the written proposal is received by the Company no later than December 11, 2007. These proposals also will need to comply with Securities and Exchange Commission regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Similarly, in order for a stockholder proposal to be raised from the floor during next year’s annual meeting, written notice must be received by the Company no later than February 24, 2008.

CODE OF ETHICS

                We have adopted a written Code of Ethics that applies to all of our directors, officers and employees. A copy of our Code of Ethics is available on our website at www.worldwater.com and print copies are available to any stockholder that requests a copy by writing to the Corporate Secretary, WorldWater & Solar Technologies Corp., 200 Ludlow Drive, Ewing, NJ 08638. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.worldwater.com promptly following the date of such amendment or waiver.

PERSONS MAKING THE SOLICITATION

                The enclosed proxy is solicited on behalf of the board of directors of the Company. The cost of soliciting proxies in the accompanying form will be paid by the Company. We have retained Georgeson Shareholder Communications, Inc. to assist us in the solicitation of proxies in connection with the Special Meeting at an anticipated cost of $15,000 plus expenses. Officers of the Company may solicit proxies by mail, telephone or telegraph. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of shares of the common stock.

OTHER MATTERS

                The board of directors is not aware of any matter to be presented for action at the meeting other than the matters set forth herein. Should any other matter requiring a vote of stockholders arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the Company.

INCORPORATION OF DOCUMENTS BY REFERENCE

                We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•                  our Annual Report on Form 10-KSB/A (Amendment #3) for the fiscal year ended December 31, 2006;

•                  our Quarterly Report on Form 10-Q/A (Amendment #3) for the quarter ended March 31, 2007

•                  our Quarterly Report on Form 10-Q/A (Amendment #2) for the quarter ended June 30, 2007

•                  our Quarterly Report on Form 10-Q/A (Amendment #1) for the quarter ended September 30, 2007

•                  our Current Reports on Form 8-K filed January 23, 2007, February 9, 2007, April 13, 2007, April 17, 2007, May 7, 2007, May 10, 2007, May 30, 2007, September 12, 2007, October 3, 2007, October 5, 2007, November 2, 2007 and November 9, 2007.

                You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:

WorldWater & Solar Technologies Corp.

200 Ludlow Drive

Ewing, New Jersey 08638

Telephone—609-818-0700

By Order of the Board of Directors,

/S/ QUENTIN T. KELLY
Quentin T. Kelly,
Chairman
December 21, 2007

ENTECH, INC.

For The Fifty-Two Week Periods Ended

September 24, 2006 and September 25, 2005

Page
Report of Independent Registered Public Accounting Firm	70
Balance Sheets	71
Statements of Operations and Accumulated Deficit	72
Statements of Cash Flows	73
Notes to Financial Statements	74-77

Report of Independent Registered Public Accounting Firm

To the Stockholders

Entech, Inc.

                We have audited the accompanying balance sheets of Entech, Inc. as of September 24, 2006 and September 25, 2005, and the related statements of operations, cash flows, and accumulated deficit for each of the fifty-two week periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

                The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entech, Inc. as of September 24, 2006 and September 25, 2005, and the results of its operations and its cash flows for the fifty-two week periods then ended, in conformity with U.S. generally accepted accounting principles.

                The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company has suffered a loss from operations during the fifty-two week period ended September 24, 2006 and anticipates a loss during its 2007 fiscal reporting period, and has an accumulated deficit which raises substantial doubt about its ability to continue as a going-concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ AMPER, POLITZINER & MATTIA, P.C.
December 18, 2006
Edison, New Jersey

ENTECH, INC.

Balance Sheets

	September 24, 2006	September 25, 2005
Assets
Current assets
Cash and cash equivalents	$740,324	$502,584
Accounts receivable	26,501	352,368
Cost in excess of billings	14,026	—
Employee advances and other receivables	2,699	1,494
Total current assets	783,550	856,446
Property and equipment, net	4,922	2,857
Total assets	$788,472	$859,303
Liabilities and Stockholders’ Deficiency
Current liabilities
Accounts payable	$22,018	$238,305
Accrued compensation	284,615	238,214
Accrued rent—stockholders	—	380,948
Accrued other	20,313	49,831
Billings in excess of cost	—	121,459
Stand Still Fee	500,000	—
Current portion of long-term debt—stockholders	20,000	190,000
Total current liabilities	846,946	1,218,757
Long-term liabilities
Long-term debt—stockholders	857,712	280,000
Accrued interest—stockholders	23,529	194,094
Total liabilities	1,728,187	1,692,851
Commitments and contingencies	—	—
Stockholders’ deficiency
Common stock, $.01 par value, 1,000,000 shares authorized; 122,425 shares issued and outstanding	1,224	1,224
Additional paid-in capital	2,703,223	2,703,223
Accumulated deficit	(3,644,162)	(3,537,995)
Total stockholders’ deficiency	(939,715)	(833,548)
Total Liabilities and Stockholders’ Deficiency	$788,472	$859,303

See accompanying notes to financial statements

ENTECH, INC.

Statements of Operations and Accumulated Deficit

	Fifty-Two Week Periods Ended
	September 24, 2006	September 25, 2005
Sales	$1,135,069	$1,652,396
Cost of sales	633,415	936,853
Gross profit	501,654	715,543
General and administrative expenses	556,988	372,878
Operating income (loss)	(55,334)	342,665
Other income (expense)
Interest income	10,319	198
Interest expense	(61,152)	(65,940)
Total other income (expense)	(50,833)	(65,742)
Income (loss) before provision for income taxes	(106,167)	276,923
Provision for income taxes	—	—
Net income (loss)	(106,167)	276,923
Accumulated deficit—beginning of period	(3,537,995)	(3,814,918)
Accumulated deficit—end of period	$(3,644,162)	$(3,537,995)

See accompanying notes to financial statements

ENTECH, INC.

Statements of Cash Flows

	Fifty-Two Week Periods Ended
	September 24, 2006	September 25, 2005
Cash flows from operating activities
Net income (loss)	$(106,167)	$276,923
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,594	3,239
(Increase) decrease in operating assets:
Accounts receivable	325,867	(352,368)
Cost in excess of billings	(14,026)	—
Employee advances and other receivables	(1,205)	—
Increase (decrease) in operating liabilities
Accounts payable	(216,287)	238,032
Accrued liabilities	(534,630)	87,640
Billings in excess of cost	(121,459)	121,459
Net cash provided by (used in) operating activities	(665,313)	374,925
Cash flows from investing activities
Purchases of property and equipment	(4,659)	—
Cash flows from financing activities
Proceeds from stand-still fee	500,000	—
Borrowings under long-term debt—stockholders	612,664	126,995
Payments under long-term debt—stockholders	(204,952)	(40,000)
Net cash provided by financing activities	907,712	86,995
Net increase in cash and cash equivalents	237,740	461,920
Cash and cash equivalents—beginning of period	502,584	40,664
Cash and cash equivalents—end of period	$740,324	$502,584

Supplemental disclosure of non-cash financing activities

                The Company converted $225,175 of accrued interest and rent into long-term debt during 2006.

See accompanying notes to financial statements

ENTECH, INC.

Notes to Financial Statements

Note 1—Liquidity

                These financials are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has suffered a loss from operations during the fifty-two week period ended September 24, 2006 and anticipates a loss during its 2007 fiscal reporting period, and has an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going-concern. The Company has historically financed operations and met capital expenditures requirements primarily through loans from stockholders and, to a lesser extent, the design and development of solar electric power application revenue. Management continues to raise capital through borrowings of debt. In addition, management is continuing to market its products domestically. However, there can be no assurances that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this going-concern uncertainty.

                The Company needs additional financing to execute its business plan to enhance its Intellectual property rights, respond to competitive pressures, and develop complementary businesses or necessary technologies. The Company does not know whether it will be able to raise additional financing on favorable financing terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations and expand sales distribution network, or otherwise respond to competitive pressures will be significantly limited.

Note 2—Organization and Operations

                The Company is engaged in the design, development and manufacture of photovoltaic concentrator systems for both space and terrestrial solar electric power applications. The Company is headquartered in Keller, Texas.

Fiscal Year

                The Company’s fiscal year ends on the last Sunday in September. Fiscal 2006 consisted of the fifty-two weeks ended September 24, 2006 and fiscal 2005 consisted of the fifty-two weeks ended September 25, 2005.

Note 3—Summary Of Significant Accounting Policies

Revenue Recognition

                The Company recognizes revenue on a fixed fee basis and recognized on the basis of the estimated percentage of completion. Each fixed fee contract has different terms, milestones and deliverables. The milestones and deliverables primarily relate to the work to be performed and the timing of the billing. At the end of each reporting period an assessment of revenue recognized on the percentage of completion milestones achieved criteria is made. If it becomes apparent that estimated costs will be exceeded or required milestones or deliverables will not have been obtained, an adjustment to revenue and /or costs will be made. The cumulative effect of revisions in estimated revenues and costs are recognized in the period in which the facts that give rise to the impact of any revisions become known.

                Cost of sales on the Statements of Operations and Accumulated Deficit in this report are comprised of direct labor, indirect labor, and overhead costs associated with the Company’s contracts.

Cash and Cash Equivalents

                The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

                Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are 5 years for machinery and equipment, and furniture and fixtures. Maintenance and repairs are charged to expense as incurred. Renewals and betterments which extend the useful lives of the assets are capitalized. The cost and accumulated depreciation related to assets sold or retired are removed from the accounts, and any gain or loss is reflected in operations.

Concentrations of Credit Risk

                The Company may at times maintain cash balances in bank accounts in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

                Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the number of customers comprising the Company’s customer base.

Income Taxes

                The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, if necessary, to reduce deferred tax assets to an amount that will more likely than not be realized.

Allowance for Doubtful Accounts

                Customer bad debts are charged to current operations under the allowance method of accounting. No allowance for bad debts is deemed necessary for accounts receivable as of September 24, 2006 and September 25, 2005 based on management’s assessment of the credit history of customers having outstanding balances and its current relationships with them.

Use of Estimates

                Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates.

Fair Value of Financial Instruments

                The carrying value of accounts receivable, accounts payable and accrued expenses approximate their respective fair values due to their short maturities.

Note 4—Property and Equipment

                Property and equipment at September 24, 2006 and September 25, 2005 consists of the following:

	September 24, 2006	September 25, 2005
Machinery and equipment	$70,670	$66,011
Furniture and fixtures	108,709	108,709
	179,379	174,720
Less accumulated depreciation	(174,457)	(171,863)
Net property and equipment	$4,922	$2,857

                Depreciation expense on property and equipment during the fifty-two week periods ended September 24, 2006 and September 25, 2005 were approximately $2,600 and $3,200, respectively.

Note 5—Long-Term Debt—Stockholders

                As of September 24, 2006 and September 25, 2005 long-term debt consisted of the following:

	2006	2005
Note payable to a stockholder, payable in monthly principal installments of $5,000, interest at 6.5% is deferred until maturity, January 2007, unsecured.	$20,000	$80,000
Note payable to a stockholder, payable in full, along with accrued interest at 6.5%, in October 2005, unsecured. Note was paid in full in October 2005.	—	130,000
Notes payable to a stockholder, payable in full, along with deferred interest at 8.5%, on dates ranging from July 2005 through October 2005, unsecured. During 2006 these notes and all accrued interest and accrued rent were rolled into the note below (due May 2011).	—	260,000
Note payable to a stockholder, payable in full, along with accrued interest at 8.0%, May, 2011, unsecured.	735,276	—
Note payable to a stockholder, payable in full, June 2009, interest at 9.25% (prime rate plus 1.0%) due monthly, unsecured.	122,436	—
Total Long-Term Debt	877,712	470,000
Less: Current portion of long-term debt	20,000	190,000
Long-Term Debt, net of current portion	$857,712	$280,000

Maturities of notes payable over subsequent years are as follows:

2007	$20,000
2008	—
2009	122,436
2010	—
2011	735,276
Total Long-Term Debt	$877,712

Note 6—Employee Benefit Plan

                The Company has a 401(k) Profit Sharing Plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. Employees can elect to defer the maximum allowable by law under I.R.C. Section 402(g) to the Plan. The Company makes discretionary matching contributions. The Company made $17,481 and $18,870 in discretionary matching contributions for the fifty-two week periods ended September 24, 2006 and September 25, 2005, respectively.

Note 7—Income Taxes

                Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                Deferred taxes at September 24, 2006 and September 25, 2005 were as follows:

	2006	2005
Net operating loss carryforward	$999,196	$946,672
Deferred interest	12,835	73,745
Accrued vacation payable	96,769	80,993
Gross deferred tax asset	1,108,800	1,101,410
Valuation allowance	(1,108,800)	(1,101,410)
Net deferred tax asset	$—	$—

                Under provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards, which can be used in future years. The Company has net operating loss carryforwards of approximately $2,900,000 for federal purposes that expire at various times through 2026.

Note 8—Major Customer

                During fiscal 2006 and 2005, the Company had one major customer. Sales to this customer were approximately 79% and 84% of total sales for the fifty-two week periods ended September 24, 2006 and September 25, 2005, respectively.

Note 9—Contingencies

                From time to time, the Company may be subject to certain claims and legal actions arising in the ordinary course of business.

Note 10—Leases

Non-Cancelable Operating Leases

                The Company is committed under a three-year non-cancelable operating lease with certain stockholders, expiring July 1, 2009, for the Company’s headquarters. Under the lease, the Company is responsible for payment of its share of utilities and other operating expenses related to the property. Monthly payments under the current leases are approximately $4,500. Rent expense for each of the fifty-two week periods ended September 24, 2006 and September 25, 2005 was $54,000.

                The following is a schedule by years of approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 24, 2006:

For the Years Ending
2007	$54,000
2008	54,000
2009	40,500
$148,500

Note 11—Stand Still Fee

                On June 30, 2006 a letter of intent was entered into for the proposed acquisition of all of the outstanding stock of the Company. In relation to this agreement the Company received a $500,000 stand still fee to secure negotiating rights for a period of six months.

ENTECH, INC.

CONTENTS

JUNE 24, 2007

ENTECH, INC.

Balance Sheet

June 24, 2007

(UNAUDITED)

ASSETS
Current Assets
Cash and cash equivelants	$179,842
Accounts receivable	126,000
Cost in Excess of Billings	14,026
Employee Advances	2,059
Total Current Assets	321,927
Property and Equipment, Net	3,928
Total Assets	$325,855
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current Liabilities
Accounts payable	$60,543
Accrued compensation	301,585
Accrued other	31,627
Total Current Liabilities	393,755
Long-Term Liabilities
Long-term debt—stockholders	857,712
Accrued interest—stockholders	67,525
Total Liabilities	1,318,992
Commitments and contingencies	—
Stockholder’s Deficiency
Common Stock, $.01 par value, 1,000,000 shares authorized; 122,425 shares issued and outstanding	1,224
Additional paid-in capital	2,703,223
Accumulated Deficit	(3,697,584)
Total Stockholders’ Deficit	(993,137)
Total Liabilities and Stockholders’ Deficiency	$325,855

See notes to financial statements

ENTECH, INC.

Statements of Operations and Accumulated Deficit

(UNAUDITED)

	For the 39 Weeks Ended
	June 24, 2007	June 25, 2006
Sales	$534,317	$941,780
Cost of Sales	675,854	461,472
Gross Profit	(141,537)	480,308
General and Administrative Expenses	368,679	447,636
Operating Income (Loss)	(510,216)	32,762
Other Income (Expense)
Other Income	500,000	—
Interest income	9,776	2,616
Interest expense	(52,982)	(42,979)
Total Other Income (Expense)	456,794	(40,363)
Income (Loss) Before Provision for Taxes	(53,422)	(7,691)
Provision for Income Taxes	—	—
Net Income (Loss)	(53,422)	(7,691)
Accumulated Deficit—Beginning of Period	(3,644,162)	(3,537,995)
Accumulated Deficit—End of Period	$(3,697,584)	$(3,545,686)

See notes to financial statements

ENTECH, INC.

Statements of Cash Flows

(UNAUDITED)

	For the 39 Weeks Ended
	June 24, 2007	June 25, 2006
Cash flows from operating activities
Net income (loss)	$(53,422)	$(7,691)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	994	1,915
(Increase) decrease in operating assets:
Accounts receivable	(94,499)	(310,406)
Employee advances and other receivables	640	—
Increase (decrease) in operating liabilities
Accounts payable	38,525	(219,150)
Accrued liabilities	(471,716)	(17,381)
Billings in excess of cost	—	—
Net cash provided by (used in) operating activities	(584,478)	68,096
Cash flows from investing activities
Purchases of property and equipment	—	(4,659)
Cash flows from financing activities
Borrowings under long-term debt—stockholders	43,996	68,967
Payments under long-term debt—stockholders	(20,000)	(198,411)
Net cash provided by (used in) financing activities	23,996	(129,444)
Net increase in cash and cash equivalents	(560,482)	(66,007)
Cash and cash equivalents—beginning of period	740,324	502,584
Cash and cash equivalents—end of period	$179,842	$436,577

See notes to financial statements

ENTECH, INC

NOTES TO FINANCIAL STATEMENTS

JUNE 24, 2007

NOTE 1—LIQUIDITY

                These financial statements are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has suffered a loss from operations during the thirty nine week period ended June 24, 2007 and has an accumulated deficit that raises a substantial doubt about the Company’s ability to continue as a going-concern. The Company has historically financed operations and met capital expenditures requirements primarily through loans from stockholders and, to a lesser extent, the design and development of solar electric power application revenue. Management continues to raise capital through borrowings of debt. In addition, management is continuing to market its products domestically. However, there can be no assurances that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this going-concern uncertainty.

                The Company needs additional financing to execute its business plan to enhance its Intellectual property rights, respond to competitive pressures, and develop complementary businesses or necessary technologies. The Company does not know whether it will be able to raise additional financing on favorable financing terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations and expand its sales distribution network, or otherwise respond to competitive pressures will be significantly limited.

NOTE 2—ORGANIZATION AND OPERATIONS

                The Company is engaged in the design, development and manufacture of photovoltaic concentrator systems for both space and terrestrial solar electric power applications. The Company is headquartered in Keller, Texas.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

                The Company recognizes revenue on a fixed fee basis and recognized on the basis of the estimated percentage of completion. Each fixed fee contract has different terms, milestone and deliverables. The milestones and deliverables primarily relate to the work to be performed and the timing of the billing. At the end of each reporting period an assessment of revenue recognized on the percentage of completion milestones achieved criteria is made. If it becomes apparent that estimated costs will be exceeded or required milestones or deliverables will not have been obtained, an adjustment to revenue and /or costs will be made. The cumulative effect of revisions in estimated revenues and costs are recognized in the period in which the facts that give rise to the impact of any revisions become known.

                Cost of sales is comprised of direct labor, indirect labor and overhead costs associated with the Company’s contracts.

CASH AND CASH EQUIVALENTS

                The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

                Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are 5 years for machinery and equipment, and furniture and fixtures. Maintenance and repairs are charged to expense as incurred. Renewals and betterments which extend the useful lives of the assets are capitalized. The cost and accumulated depreciation related to assets sold or retired are removed from the accounts, and any gain or loss is reflected in operations.

CONCENTRATIONS OF CREDIT RISK

                The Company may at times maintain cash balances in bank accounts in excess of the amounts insured by the Federal Deposit Insurance Corporation (FDIC). Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the number of customers comprising the Company’s customer base.

INCOME TAXES

                The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” which requires the use of the “liability method” of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established if necessary, to reduce deferred tax assets to an amount that will more likely than not be realized.

ALLOWANCE FOR UNCOLLECTABLE ACCOUNTS

                Customer bad debts are charged to current operations under the allowance method of accounting. No allowance for bad debts is deemed necessary for accounts receivable as of June 24, 2007 based on management’s assessment of the credit history of customers having outstanding balances and its current relationships with them.

USE OF ESTIMATES

                Management uses estimates and assumptions in preparing this financial statement in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

                The carrying value of accounts receivable, accounts payable and accrued expenses approximate their respective fair values due to their short maturities.

NOTE 4—LONG-TERM DEBT—STOCKHOLDERS’

                As of June 24, 2007 long-term debt consisted of the following:

Note payable to a stockholder, payable in full, along with deferred interest at 8.0%, in May, 2011, unsecured	$735,276
Note payable to a stockholder, payable in full in June 2009, interest at prime plus 1.0% due monthly, unsecured	122,436
Total Long-Term Debt	$857,712

                Maturities of notes payable over subsequent years are as follows:

September 29, 2008	$—
September 28, 2009	122,436
September 27, 2010	—
September 26, 2011	735,276
September 24, 2012	—
Total Long-Term Debt	$857,712

Note: The Company’s fiscal year-end is September 23, 2007

NOTE 5—EMPLOYEE BENEFIT PLAN

                The Company has a 401(k) Profit Sharing Plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. Employees can elect to defer the maximum allowable by law under I.R.C. Section 402(g) to the Plan. The Company has the option to make discretionary matching contributions.

NOTE 6—FEDERAL INCOME TAXES

                Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                Deferred taxes at June 24, 2007 amounted to approximately $1.2 million, with a 100% valuation allowance against it, was substantially attributable to federal net operating losses.

                Under provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards, which can be used in future years. The Company has net operating loss carryforwards of approximately $2,900,000 for federal purposes that expire at various times through 2026.

NOTE 7—MAJOR CUSTOMER

                During the period ended June 24, 2007, the Company had one major customer, sales to which exceeded 74% of the Company’s total sales. The Company’s one major customer also accounted for none of the Company’s accounts receivable balance at June 24, 2007.

NOTE 8—COMMITMENT AND CONTINGENCIES

                The Company leases its office facilities from a related party under an operating lease expiring June 1, 2009 with monthly payments of approximately $4,500.

                From time to time, the Company may be subject to certain claims and legal actions arising in the ordinary course of business.

NOTE 9—POTENTIAL SALE

                On June 30, 2006, The Company received a standstill and due diligence fee of $500,000 from an unrelated third party. This standstill and due diligence fee was recognized as income in the first thirteen weeks of fiscal 2007 and included in the Statement of Operations as “other income.” This fee was not conditional on completion of the acquisition.

                On May 25, 2007 a letter of intent was entered into for the proposed acquisition of all of the outstanding stock of the Company from the stockholders by an unrelated third party. The unrelated third party has placed in escrow an additional standstill fee in the amount of $500,000 which will be paid to the Company if the acquisition is not completed on or before November 30, 2007 for any reason other than the Company’s breach of the letter of intent or Agreement and Plan of Merger after it has been executed. If the merger is completed on or prior to November 30, 2007, the standstill fee will be released from escrow and will used to fund a portion of the purchase price.

APPENDIX A

AUDIT COMMITTEE CHARTER

WORLDWATER & SOLAR TECHNOLOGIES CORP.

PURPOSE

The primary purpose of the Audit Committee (the “COMMITTEE”) is to assist the Board of Directors (“BOARD”) in fulfilling its responsibilities to oversee management’s conduct of the Company’s financial reporting process, including oversight of the following:

1.                                       The financial reports and other financial information provided by the Company to any governmental or regulatory body, and the public or others.

2.                                       The Company’s system of internal accounting and financial controls.

3.                                       The annual independent audit of the Company’s financial statement.

4.                                       The Company’s interim financial statements and communications associated with this information.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have full and direct access to the independent auditors as well as anyone in the Company. The Board and the Audit Committee are to represent the Company’s stockholders. Accordingly, the independent auditors are accountable to the Board and the Audit Committee.

MEMBERSHIP

The Committee shall be comprised of not less than two members of the Board. The members will be appointed annually by the Board. Only independent directors will serve on the Committee. An independent director is free of any relationship that could influence his or her judgment as a Committee member. An independent director may not be associated with a major vendor to, or customer of, the Company.

All members of the Committee must be financially literate or become so within a reasonable period of time after appointment to the Committee. In addition, at least one member will have accounting or related financial management expertise.

GENERAL RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall do the following:

1.                                       The Committee provides open avenues of communication between the independent accountant and the Board of Directors.

2.                                       The Committee must report Committee actions to the full Board of Directors and may make appropriate recommendations.

3.                                       The Committee has the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities. The Committee is authorized to retain independent counsel, accountants or others it needs to assist in an investigation.

4.                                       The Committee meets in conjunction with each regularly schedule meeting of the Board of Directors, or more frequently as circumstances require.

5.                                       The Committee may ask members of management or others to attend the meeting and is authorized to receive all pertinent information from management.

6.                                       The Committee will do whatever else the law, the Company’s charter or bylaws or the Board of Directors require.

KEY RESPONSIBILITIES FOR ENGAGING INDEPENDENT ACCOUNTANTS

1.                                       The Committee will select the independent accountants for company audits, subject to approval by the Board of Directors. The Committee also will review and set any fees paid to the independent accountants and review and approve dismissal of the independent accountants.

2.                                       The Committee will confirm and assure the independence of the independent accountant, including a review of management consulting services provided by the independent accountant and the fees paid for them.

3.                                       The Committee will consider, in consultation with the independent accountant the audit scope and procedural plans made by them.

4.                                       The Committee will listen to management and the primary independent auditor if either thinks there might be a need to engage additional auditors. The Committee will decide whether to engage an additional firm and, if so, which one.

5.                                       Review with the independent accountants all communications required by appropriate regulatory entities.

RESPONSIBILITIES FOR REVIEWING THE ANNUAL EXTERNAL AUDIT AND THE QUARTERLY AND ANNUAL FINANCIAL STATEMENTS

1.                                       The Committee will ascertain that the independent accountant views the Board of Directors as its client, that it will be available to the full Board of Directors at least annually and that it will provide the Committee with a timely analysis of significant financial reporting issues.

2.                                       The Committee will ask management and the independent accountant about significant risks and exposures and will assess management’s steps to minimize them.

3.                                       The Committee will review the following with the independent accountant:

a.                                       The adequacy of the Company’s internal controls, including computerized information system controls and security.

b.                                      Any significant findings and recommendations made by the independent accountant with management’s responses to them.

4.                                       Shortly after the annual examination is completed, the Committee will review the following with management and the independent accountant:

a.                                       The Company’s annual financial statements and related footnotes.

b.                                      The independent accountant’s audit of and report on the financial statements.

c.                                       The auditor’s qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial disclosures and how aggressive (or conservative) the accounting principles and underlying estimates are.

d.                                      Any serious difficulties or disputes with management encountered during the course of the audit.

e.                                       Anything else about the audit procedures of findings that GAAS requires the auditors to discuss with the Committee.

5.                                       The Committee will review annual filings with the SEC and other published documents containing the company’s financial statements and will consider whether the information in the filings is consistent with the information in the financial statements.

6.                                       The Committee will review the interim financial reports with management and the independent accountant before those interim reports are released to the public or filed with the SEC or other regulators.

BUSINESS CONDUCT

1.                                       Review and update the Committee’s charter annually.

2.                                       Review policies and procedures covering officers’ expense accounts and perquisites, including their use of corporate assets and consider the results of any review of those areas by the independent accountant.

3.                                       Review with the Company’s general counsel and others any legal, tax, or regulatory matters that may have a material effect on the organization’s operational or financial statements, compliance policies and programs and reports from regulators.

4.                                       Meet with the independent accountant and management in separate executive sessions to discuss any matters that these groups believes should be discussed privately with the Committee.

5.                                       Review transactions with the Company in which the Directors or Officers of the Company have an interest.

The Audit Committee serves in an oversight capacity and as such does not determine or provide opinions on the completeness, accuracy or adherence to generally accepted accounting principles of the Company’s financial statements.

AUDIT COMMITTEE’S REPORT FOR 2006

The Audit Committee of the Board of Directors, comprised of three independent directors, held four meetings during the year. The Audit Committee met with the independent public accountants and management to assure that all were carrying out their respective responsibilities. The Committee reviewed the performance and fees of the independent public accountants prior to recommending their appointment, and met with them to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of the financial reporting.

The Committee discussed with the independent public accountants their judgments regarding the quality and acceptability of the Company’s accounting principles, the clarity of its disclosures and the degree of aggressiveness or conservatism of its accounting principles and the underlying estimates. The Committee discussed with and received a letter from the independent public accountants confirming their independence. The independent public accountant had full access to the Committee, including regular meetings without management present. Additionally, the Committee reviewed and discussed the audited financial statements with management and recommended to the Board of Directors that these financial statements be included in the Company’s Form 10-KSB/A filing with the Securities and Exchange Commission.

The Audit Committee has also received from, and discussed with, Amper, Politziner & Mattia P.C., our independent registered public accounting firm, various communications that our independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

The foregoing audit committee report shall not be deemed to be “soliciting material” or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any past or future filing under the securities act or the exchange act, except to the extent the company specifically incorporates it by reference into such filing.

AUDIT COMMITTEE

Dr. Davinder Sethi
Joseph Cygler
Lange Schermerhorn

APPENDIX B

COMPENSATION COMMITTEE REPORT ON

EXECUTIVE COMPENSATION

                The compensation of our executive officers is determined by the Compensation Committee of our board on an annual basis. Our Compensation Committee considers all elements of compensation in making its determinations.

                With respect to those executive officers who do not serve on our board, our Compensation Committee also considers the recommendations of our Chairman of the Board and Chief Executive Officer. The principal elements of compensation for our executive officers are base salary, cash bonuses and stock incentives and stock options.

                We have previously relied and intend to continue to rely heavily on stock options to provide incentive compensation to our executive officers and other key employees and to align their interests with those of our stockholders. In that regard, stock options were granted to all of our officers (other than the chief executive officer) during the year. All of these options are exercisable at fair market value.

SUBMITTED BY

COMPENSATION COMMITTEE

Davinder Sethi, Lange Schermerhorn and Joseph Cygler

B-1

APPENDIX C

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WORLDWATER & SOLAR TECHNOLOGIES CORP.,

WORLDWATER MERGER CORP.

AND

ENTECH, INC.,

AND

ALL OF THE STOCKHOLDERS OF ENTECH, INC.,

Dated October 29, 2007

3.24	Operations of the Company	C-21
3.25	Reserved	C-22
3.26	Banks, Brokers and Proxies	C-22
3.27	Full Disclosure	C-23
3.28	No Broker	C-23
3.29	Reserved	C-23
3.30	Authority to Execute and Perform Agreements	C-23
3.31	Personal and Tangible Property	C-23
3.32	Reserved	C-23
3.33	Transactions with Related Parties	C-23
3.34	Environmental Matters	C-24

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		C-24

4.1	Title to Shares	C-24
4.2	Authority	C-24
4.3	Legal Proceedings	C-24
4.4	Investment Representations	C-25

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER CORP.		C-25

5.1	Due Incorporation	C-25
5.2	Corporate Power	C-25
5.3	No Broker	C-25
5.4	No Breach	C-25
5.5	SEC Documents	C-26
5.6	Litigation	C-26
5.7	Compliance with Law	C-26
5.8	Financial Statements; Disclosure	C-26
5.9	No Material Undisclosed Liabilities	C-26

ARTICLE VI. COVENANTS AND AGREEMENTS		C-26

6.1	Expenses	C-26
6.2	Further Assurances	C-26
6.3	Update Disclosure	C-27
6.4	Conduct of Business Prior to Closing	C-27
6.5	Joint Obligations of the Sellers and Parent	C-28
6.6	Reserved	C-28
6.7	Post Closing Covenants of Parent and the Surviving Company	C-28

ARTICLE VII. POST-CLOSING COVENANTS OF THE CONTROLLING STOCKHOLDERS		C-29

7.1	Confidential Information	C-29
7.2	Agreement Not to Compete	C-29
7.3	Agreement Not to Solicit Customers and Employees	C-29
7.4	Dependent Covenants	C-30
7.5	Injunctive Relief	C-30
7.6	Stockholder Release	C-30
7.7	Employee Plan or Agreement	C-30

ARTICLE VIII. CONDITIONS PRECEDENT		C-30

8.1	Conditions Precedent to the Obligation of Merger Corp. and Parent to Close	C-30
8.2.	Conditions Precedent to the Obligations of the Sellers to Close	C-31

ARTICLE IX. CLOSING DELIVERIES		C-32

9.1	Closing Deliveries of Parent and Merger Corp.	C-32
9.2	Closing Deliveries of the Sellers	C-32
9.3	Certificate of Merger	C-32

ARTICLE X. SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS		C-33

10.1	Survival of Representations and Warranties and Covenants	C-33

ARTICLE XI. INDEMNIFICATION		C-33

11.1	Obligation of the Stockholders to Indemnify	C-33
11.2	Obligation of Parent to Indemnify	C-33
11.3	Notice of Claims	C-33
11.4	Defense Against Third Party Claims	C-34
11.5	Net of Insurance Recoveries	C-34
11.6	Net of Tax Recoveries	C-34
11.7	Materiality Qualifiers	C-34
11.8	Consequential Damages	C-34
11.9	Reserved	C-35
11.10	Discovery of Breach	C-35
11.11	Maximum Liability and Claim Limitation	C-35
11.12	Offset; Release of Holdback Amount	C-35
11.13	Limitation on Indemnification	C-35
11.14	Liability of Individual Stockholders	C-35
11.15	Use of Merger Consideration to Satisfy Indemnification Claims	C-35

ARTICLE XII. TERMINATION		C-36

12.1	Termination	C-36
12.2	Break Up Fee	C-36

ARTICLE XIII. MISCELLANEOUS		C-36

13.1	Certain Definitions	C-36
13.2	Publicity	C-37
13.3	Notices	C-37
13.4	Entire Agreement	C-38
13.5	Waivers and Amendments	C-38
13.6	Assignment	C-38
13.7	Interpretation	C-38
13.8	Counterparts	C-39
13.9	Exhibits and Schedules	C-39
13.10	Choice of Law	C-39

[TO BE UPDATED]

SCHEDULES:

1.12	Liabilities to be Paid at Closing
3.1	Due Incorporation and Qualification
3.2	Outstanding Capital Stock
3.5	Financial Statements
3.6	No Material Adverse Change
3.7	States Where Tax Returns Are Filed
3.13	Material Agreements
3.14	Real Property
3.17	Intangible Assets
3.19	Accounts Payable and Indebtedness
3.20	Liabilities
3.21(f)	Accrued Paid Time Off
3.21(j)	Employee Benefit Plans
3.22	Insurance
3.23(a)	Officers, Directors and Employees
3.23(b)	Employment Contracts
3.23(c)	Confidentiality Agreements
3.24	Operations of the Company
3.26	Banks, Brokers & Proxies
3.31	Personal and Tangible Property
3.33	Transactions with Related Parties
4.1	Title to Shares
5.2	Corporate Power of Parent
5.6	Litigation
5.9	Material Undisclosed Liabilities
7.2	Definition of “Business”

EXHIBITS:

A	Certificate of Merger
B	Registration Rights Agreement
C	Form of Stockholder Release
D-1	Employment Agreement Mark J. O’Neill
D-2	Employment Agreement Walter J. Hesse
D-3	Employment Agreement Robert R. Walters
D-4	Employment Agreement A.J. McDanal, III
D-5	Employment Agreement Don H. Spears
E	Parent Release
F	Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated October 29, 2007, and is by and among WORLDWATER & SOLAR TECHNOLOGIES CORP., a Delaware corporation (“Parent”), WORLDWATER MERGER CORP., a Delaware corporation (“Merger Corp.”), and ENTECH, INC., a Delaware corporation (the “Company”), and all of the individual stockholders of the Company (each a “Stockholder”, and collectively, the “Stockholders”) (the Company and the Stockholders are each individually referred to herein as a “Seller” and collectively as the “Sellers”).

Background

Parent, Merger Corp. and the Company intend to effect a merger (the “Merger”) of the Company with and into Merger Corp. in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with Merger Corp. to be the surviving company of the Merger.

The Board of Directors of the Company has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) recommended that the Stockholders adopt and approve this Agreement and approve the Merger.

In connection with this Agreement, the Stockholders have entered into a Stockholders’ Agreement by and between themselves (the “Stockholders’ Agreement”) for the purpose of appointing Walter J. Hesse, Mark J. O’Neill, Robert R. Walters, A. J. McDanal, III, Donald E. Sable II and Alex Anthony McClung, as agents (collectively the “Stockholders’ Representative”) to represent the Stockholders’ interests in the transactions contemplated by this Agreement.

The Boards of Directors of Parent and Merger Corp. have (i) determined that the Merger is in the best interests of their respective companies and stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and, (iii) with respect to Merger Corp., recommended that its stockholders adopt and approve this Agreement and approve the Merger.

For federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code, (ii) this Agreement shall constitute a plan of reorganization, and (iii) the Company and Parent shall each be a party to such reorganization within the meaning of Section 368(b) of the Code.

The Stockholders are the beneficial and record owners, in the aggregate, of all of the issued and outstanding shares of capital stock of the Company (the “Shares”).

In consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1  The Merger.  At the Effective Time (as defined below), and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, the Company shall be merged with and into Merger Corp., the separate existence of the Company shall cease, and Merger Corp. shall continue as the surviving company and as a wholly-owned subsidiary of Parent. The surviving company after the Merger is sometimes referred to herein as the “Surviving Company.”

1.2  Effective Time.  Unless this Agreement is earlier terminated pursuant to Article XII, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but no later than the date on which the conditions set forth in Articles VIII and IX are satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Salvo Landau Gruen & Rogers, 510 Township Line Road, Blue Bell, Pennsylvania 19422, unless another place or date is agreed to by Parent and the Company. The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly executed Certificate of Merger satisfying the requirements of the DGCL in the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Corp. shall vest in the Surviving Company, and all unpaid debts and liabilities of the Company and Merger Corp., shall become debts and liabilities of the Surviving Company.

1.4  Certificate of Incorporation.  The Certificate of Incorporation of Merger Corp., as in effect at the Effective Time, shall continue in full force and effect and shall be the Certificate of Incorporation of the Surviving Company, except as to the name of the Surviving Company, which shall be “ENTECH, Inc.”

1.5  Bylaws.  The Bylaws of Merger Corp., as in effect at the Effective Time, shall be and remain the Bylaws of the Surviving Company until thereafter amended as provided by applicable law and the Certificate of Incorporation and such Bylaws.

1.6  Directors and Officers of Merger Corp.  At the Effective Time and by virtue of the Merger, the members of the board of directors of Merger Corp. at the Effective Time shall be the members of the Surviving Company’s board of directors, each to hold office in accordance with the Bylaws of the Surviving Company. At the Effective Time and by virtue of the Merger, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the Bylaws of the Surviving Company.

1.7  Conversion of Securities; Cash Consideration.

(a)  Company Common Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Corp., the Company or the Stockholders:

(i)  Merger Consideration.  Each share of the Company’s common stock (the “Company Common Shares”) outstanding immediately prior to the Effective Time, other than Company Common Shares held in treasury by the Company or owned by Parent or Merger Corp. or which constitute Dissenting Shares (as defined below), shall automatically be canceled and extinguished and be converted into the right to receive, upon surrender of a certificate representing any such shares in the manner provided in Section 1.9 hereof and upon the terms and subject to the conditions set forth in this Agreement and net of withholding and other Taxes, (A) a number of fully paid and nonassessable shares of Parent Common Stock equal to the quotient of (1) $12,000,000 divided by the Consideration Price, divided by (2) the Total Company Common Shares (the “Common Stock Consideration”), and (B) an amount in cash equal to $5,000,000 divided by the Total Company Common Shares (the “Cash Consideration”). The Common Stock Consideration and Cash Consideration are sometimes referred to as the “Merger Consideration.”

(ii)  Escrow.  At the Closing, Parent, on behalf of the Stockholders, shall deposit with [                        ] (the “Escrow Agent”) (A) a portion of the Cash Consideration equal to $147,000 (the “Cash Holdback Amount”) and (B) shares of Parent Common Stock having a value of $353,000 (with such value being determined based on the Consideration Price) (the “Stock Holdback Amount” and, together with the Cash Holdback Amount, the “Holdback Amount”). Each Stockholder shall be deemed to have contributed such Stockholder’s pro rata share of the Holdback Amount to the Escrow Agent. The Holdback Amount shall be held in escrow for a period of one year after the Closing Date (the “Holding Period”), and released to Parent or the Stockholders as provided in Section 11.12 below, and the Cash Holdback Amount shall be invested in such instruments as Parent and the Sellers mutually agree pursuant to the terms of an Escrow Agreement with the Escrow Agent, substantially in the form of Exhibit F hereto.

(iii)  Certain Defined Terms.  As used herein, the following terms shall have the indicated meanings:

(A)  “Consideration Price” shall mean the lower of (a) $.61 per share or (b) the Average Closing Price.

(B)  “Average Closing Price” shall mean the average of the daily closing prices for shares of Parent Common Stock for the 10 consecutive full trading days ending at the close of trading on the fifth trading day prior to the Effective Time.

(C)  “Total Company Common Shares” means the total number of Company Common Shares issued and outstanding immediately prior to the Effective Time.

(b)  No Further Ownership Rights in Company Common Shares.  The amounts paid or payable upon the surrender for exchange of Company Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Shares, and there shall be no further registration of transfers on the records of the Surviving Company of Company Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article I.

(c)  Capital of Merger Corp.  Each share of common stock of Merger Corp. outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Company.

1.8  Dissenting Shares.(1)

(a)  Immediately after the execution and delivery of this Agreement, the Company shall solicit the approval by written consent of the execution and delivery by the Company of this Agreement and the consummation of the Merger, by the Stockholders holding the requisite number of shares of each class of Company Common Shares required (the “Stockholder Approval”) to (i) approve the execution and delivery of this Agreement and the consummation of the Merger in accordance with the DGCL and the Company Certificate of Incorporation, the Escrow Agreement and all other transactions contemplated hereby and thereby, and appoint Walter J. Hesse, Mark J. O’Neill, Robert R. Walters, A.J. McDanal, III, Donald E. Sable, II and Alex Anthony McClung, as the initial Stockholders’ Representative, and (ii) acknowledge that such approval is irrevocable and that such holder is aware of its rights to dissent pursuant to Section 262 of the DGCL, a copy of which was attached to such written consent, and that such holder has received and read a copy of Section 262 of the DGCL. The written consent shall be accompanied by an information statement containing (i) a description of the appraisal rights of holders of all Company Common Shares available under Section 262 of the DGCL and (ii) such information concerning this Agreement and the transactions contemplated hereby as Parent shall have previously approved.

(b)  After the effective date of the written consent described in Section 1.8(a), the Company shall give prompt notice of the taking of the actions described in Section 1.8(a) to all holders of Company Common Shares not executing the written consent described therein.

(1)           Consider removing this section if we have 100% approval of ENTECH Stockholders.

(c)  Notwithstanding any provision of this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration set forth in Section 1.7(a) hereof. Such Stockholders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by Stockholders of the Company who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 1.7(a) hereof in the manner provided in Section 1.8 hereof of the Certificate or Certificates that formerly evidenced by such Dissenting Shares.

(d)  The Company shall give Parent and the Stockholders’ Representative (i) prompt notice of any written demands for appraisal of any Company Common Shares, withdrawals of such demands, and any other instruments or notices served pursuant to the DGCL on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent and the Stockholders’ Representative, voluntarily make any payment with respect to any demands for appraisal of Company Common Shares or offer to settle or settle any such demands. Notwithstanding the foregoing, to the extent that Parent or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any other costs or expenses (including specifically, but without limitation, attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (other than payments for such shares) (together “Dissenting Share Payments”), Parent shall be indemnified under the terms of Article VII (subject to the conditions and limitations therein) for the amount of such Dissenting Share Payments.

1.9  Surrender of Certificates

(a)  Promptly after the Effective Time, the Stockholders’ Representative shall deliver to Parent or to such other agent or agents as may be appointed by Parent, each stock certificate (the “Certificates”) in its possession that, immediately prior to the Effective Time represented outstanding shares of Company Common Shares and which shares were converted into the right to receive the Merger Consideration pursuant to Section 1.7(a) hereof. Upon surrender of such Certificates to Parent or to such other agent or agents, together with such other customary documents as may be reasonably required by Parent, the Stockholders’ Representative shall receive, in exchange therefor, the Cash Consideration and Common Stock Consideration deliverable in respect of such surrendered Certificates pursuant to Section 1.7(a) hereof, and the Certificates so surrendered shall be canceled. Thereupon, the Stockholders’ Representative shall promptly deliver to the Stockholders on whose behalf the Stockholders’ Representative has delivered Certificates to Parent pursuant to this Section 1.9(a), the Merger Consideration receivable by the Stockholders, pursuant to Section 1.7(a).

(b)  Promptly after the Effective Time, Parent, acting as exchange agent (in such capacity, the “Exchange Agent”) in the Merger, shall mail to each Certificate holder of record whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.7(a) hereof and whose certificates were not delivered to Parent by the Stockholders’ Representative as contemplated by Section 1.9(a), (i) a letter of transmittal (a “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Shares and, cash in lieu of fractional shares. Upon surrender of a Certificate (or Certificates) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate(s) shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate(s) so surrendered shall be canceled.

(c)  No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to Parent Common Shares represented thereby until the holder of record of such Certificate shall surrender such Certificate in exchange for Parent Common Shares in accordance with the terms of this Agreement. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares.

(d)  If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)  In the event any Certificates to be surrendered in accordance with Section 1.9(b) shall have been lost, stolen or destroyed, Parent shall deem such lost, stolen or destroyed Certificates surrendered for purposes of Section 1.9(b), upon the receipt of an affidavit of that fact, in a form reasonably satisfactory to Parent, by the holder thereof pursuant to which such holder would agree to indemnify Parent and its Affiliates against any claim that may be made against Parent or its Affiliates with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10  Further Assurances.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Company the full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Corp., the officers, managers and directors of the Company and Merger Corp. are fully authorized in the name of their respective corporation or company or otherwise to take, and will take, all such lawful and necessary action.

1.11  Restrictions on Parent Common Shares and Access to Information.

(a)  The Parent Common Shares issuable pursuant to Section 1.7(a) hereof:

(i)    at issuance will not be registered under the Securities Act, or the securities laws of any state of the United States;

(ii)   shall be issued in a transaction not involving any public offering within the meaning of the Securities Act, and, accordingly, shall be “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and therefore may not be offered or sold, directly or indirectly, without registration under the Securities Act and any applicable state securities laws or pursuant to an exemption from such registration requirements and applicable state securities laws; and

(iii)  shall not be sold, pledged or otherwise transferred except (x) in another transaction otherwise exempt from registration under the Securities Act in compliance with Rule 144 and in compliance with any applicable state securities laws of the United States or (y) pursuant to another applicable exemption from such registration requirements and applicable state securities laws.

(b)  Each certificate representing Parent Common Shares shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND ALL SUCH APPLICABLE LAWS OR EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.”

1.12  Liabilities.  Parent shall pay in full on the Closing Date up to an aggregate of $1,500,000 of the Company’s liabilities, which are set forth on Schedule 1.12, which shall include accrued and unused Paid Time Off (“PTO”); provided, however, that no payment will be made for PTO that a current Company employee elects to carry forward, by giving written notice thereof to Parent on or prior to the Closing Date, and any such carried forward PTO will be used or redeemed for cash within two years after the Closing Date.

1.13  Finder’s Fee.  The parties acknowledge and Sellers agree that the Stockholders’ Representative will cause to be paid at Closing all fees due to the Company’s finder in connection with the transactions contemplated hereby.

1.14  Purchase Price Adjustment.

(a)  Amount of Purchase Price Adjustment.  If the Company’s aggregate liabilities excluding Permitted Liabilities (defined below) (the “Closing Liabilities”), on the balance sheet of the Company on the Closing Date (the “Closing Balance Sheet”), exceed $1,800,000, the Cash Consideration amount shall be adjusted post-Closing by the amount of such excess, and the Stockholders will pay to Parent, after the final determination, pursuant to Section 1.14(b) hereof, of the Closing Balance Sheet, a sum equal to the amount by which the Closing Liabilities exceed $1,800,000, with such amount to be withheld from the Holdback Amount. For purposes hereof, “Permitted Liabilities” means liabilities that (i) were incurred with the consent of Parent, (ii) arise in connection with the sale of the Company’s products or the execution of a contract, purchase order or other agreement providing for the sale of the Company’s products or engineering, design and research services, or (iii) arise in the ordinary course of the Company’s business as it is presently conducted, in each case, including those liabilities set forth on Schedule 1.12, up to an aggregate amount of $1,800,000.

(b)  Preparation of Closing Balance Sheet.  Parent shall prepare the Closing Balance Sheet within sixty (60) days of the Closing Date and shall promptly deliver the Closing Balance Sheet to the Stockholders’ Representative. The Closing Balance Sheet shall be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). If the Stockholders’ Representative does not dispute the Closing Balance Sheet, such Closing Balance Sheet shall be deemed the final Closing Balance Sheet and all amounts due pursuant to Section 1.14(a) hereof shall be paid within thirty-five (35) days after delivery of the Closing Balance Sheet. If the Stockholders’ Representative disputes the Closing Balance Sheet, it shall notify Parent in writing within thirty (30) days after delivery of the Closing Balance Sheet to the Stockholders’ Representative. Upon timely notice of any such dispute, both the Stockholders’ Representative and Parent will, if possible, resolve the matters in dispute promptly after notice thereof. Any disputed matters that are not resolved by the parties within the 30-day period following Parent’s receipt of such notice of disagreement shall be set forth in writing by the Stockholders’ Representative and Parent and such matters (the “Remaining Disputed Items”) shall be resolved by an independent accounting firm of nationally recognized standing which is willing to perform such services to be selected by, and reasonably agreeable to, the Stockholders’ Representative and Parent (other than independent accountants of any Seller and the independent accountants of Parent) (the “Independent Accountants”). The Independent Accountants will resolve the Remaining Disputed Items within thirty (30) days after its selection by conducting its own review and test of the Closing Balance Sheet. Parent and the Stockholders’ Representative agree that they shall be bound by the determination by the Independent Accountants of the Remaining Disputed Items. The fees and expenses, if any, of the Independent Accountants shall be shared equally by the parties.

1.15  Obligations of the Stockholders.  The obligations of the Stockholders under Sections 1.14(a) and 1.14(b) hereof shall be several and not joint.

ARTICLE II.

SPECIAL COVENANTS OF PARENT

2.1  Earn-out Consideration.  In addition to the Common Stock Consideration and Cash Consideration to be delivered to the Stockholders at Closing and subject to the terms and conditions of this Agreement, Parent will pay to the Stockholders, as additional consideration, Earn-Out Payments (herein so called), calculated as five percent (5%) of Gross Revenues (defined below). Earn-Out Payments will be paid until the accumulated total of such Earn-Out Payments paid by Parent to the Stockholders equals $5,000,000, after which no additional Earn-Out Payments will be made.

(a)  Gross Revenues.  As used herein, the term “Gross Revenues” shall mean all gross revenues, determined in accordance with GAAP, of the Surviving Company and all gross revenues of Parent and all affiliates of the Surviving Company and Parent arising from the sale or licensing of products, services or assets of the Surviving Company.

(b)  Computation and Payment.  Earn-Out Payments will be computed on a quarterly basis, within 45 days after the end of each calendar quarter. Parent will cause Earn-Out Payments in respect of any quarter to be delivered to the Stockholders’ Representative within 60 days after the end of such quarter. Payments will be made by certified or cashier’s check, payable to the order of the Stockholders’ Representative, or by wire transfer to an account designated by the Stockholders’ Representative. Each such payment shall be accompanied by a report, certified by the Chief Financial Officer of Parent, providing in reasonable detail a summary of the computation of the Earn-Out Payment (which shall include a summary of the components of Gross Revenues upon which the payment is based). Upon request, but not more than twice per year, Parent and Surviving Company will allow the Stockholders’ Representative to review the Surviving Company’s financial records and the financial records of the Parent and its affiliates related to Gross Revenues, at the expense of the Stockholders’ Representative, for purposes of determining compliance with the provisions of this Section 2.1.

(c)  Change in Conduct of Company’s Business.  It is the intent of the parties that the consideration consisting of the Earn-Out Payments be based on the success of the business and operations of the Company, as such business and operations may change following the Closing. Accordingly, if for any reason all or part of the business of the Company following the closing is conducted by any entity other than the Surviving Company (whether voluntary, or involuntary, by license, agreement, franchise or otherwise), or if the Surviving Company is later owned by an entity other than Parent, the provisions of this Section 2.1 shall apply to the business, operations (and gross revenues) of such other entity or the Surviving Corporation, regardless of ownership, with the intent that the Stockholders will be afforded the full benefit of the provisions of this Section 2.1 as these provisions would apply to such other entity.

2.2  Working Capital.  Concurrently with the Closing, Parent shall cause not less than $5,000,000 to be made immediately and irrevocably available to the Surviving Company, which sum shall be available for purposes of enabling the Surviving Company to commence, as soon as practicable following the Closing, the manufacture of solar concentrator systems designed and developed by the Company. The parties acknowledge that Parent’s covenant to make these funds available to the Surviving Company as working capital is a material inducement to the Company to enter into this Agreement and that the failure to perform this covenant will materially interfere with the Surviving Company’s ability to realize the benefits of the earn-out consideration contemplated in Section 2.1.

2.3  Board Representation.  At the first meeting of stockholders of Parent following the Closing called for the purpose of, among other things, electing directors of Parent, Parent shall nominate Walter J. Hesse and recommend him for election to the Board of Directors of Parent.

2.4  Registration Rights Agreement.  Concurrently with the Closing, Parent shall enter into a Registration Rights Agreement with the Stockholders, substantially in the form of Exhibit B hereto (the “Registration Rights Agreement”).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

AND CONTROLLING STOCKHOLDERS

The Company, and the following individuals: Walter J. Hesse, Mark J. O’Neill, Robert R. Walters, A.J. McDanal, III, Donald E. Sable, II, and Alex Anthony McClung (collectively referred to as the “Controlling Stockholders”), hereby, jointly and severally, represent and warrant to Parent and Merger Corp. as follows:

3.1  Due Incorporation and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted. The Company is qualified to transact business and is in good standing in the State of Delaware and the State of Texas and in each other jurisdiction in which the nature of its business or location of its property requires such qualification. Schedule 3.l sets forth the names of all of the states or other jurisdictions where the Company is qualified to transact business. Except as set forth on Schedule 3.1, the Company files no franchise, income or other Tax returns in any other jurisdiction based upon the ownership or use of property therein or the derivation of income therefrom, or the location of employees in such jurisdictions. The Company does not own or lease property in any jurisdiction other than its jurisdiction of incorporation and the jurisdictions set forth on Schedule 3.1.

3.2  Outstanding Capital Stock.  The Company is authorized to issue up to 1,000,000 shares of common stock, $.01 par value per share, 122,425 shares of which are issued and outstanding. No other class of capital stock of the Company is authorized or outstanding. All of the issued Shares are duly authorized and are legally and validly issued, fully paid and nonassessable. The Company has no subsidiaries nor does the Company own an equity interest in any corporation, partnership, limited liability company or other business entity. Except as set forth on Schedule 3.2, the Company is not a participant in any arrangement involving the sharing of present or future commissions, fees, income, profits, losses or expenses. Schedule 3.2 sets forth all of the holders of all of the issued and outstanding common stock of the Company.

3.3  Options.  There are no outstanding or authorized options, warrants, convertible securities, subscriptions, calls, rights (including preemptive rights) or other commitments or rights of any nature to acquire any securities of the Company from the Company or which obligate or may obligate the Company to issue or sell any additional shares of its capital stock or any securities convertible into or evidencing the right to subscribe for any shares of its capital stock or securities convertible into or exchangeable for such shares. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of, or other ownership interests in, the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

3.4  Certificate of Incorporation and Bylaws.  The copies of the Certificate of Incorporation (certified by the Secretary of State of the State of Delaware) and bylaws or comparable instruments (certified by the Secretary of the Company) of the Company, and all amendments to each, which have been delivered or made available to Parent are true, correct and complete as of the date hereof. Such Certificate of Incorporation and bylaws, inclusive of any amendments to either, are in full-force and effect, and the Company is not in violation or breach of any provisions of the Certificate of Incorporation or bylaws, each as amended. The minute books of the Company contain true and complete records of all meetings and consents in lieu of meeting of the Board of Directors of the Company (and any committees thereof) and its stockholders since the date of its incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meeting as of the date hereof; and true and correct copies of such minute books for the past five (5) years have been provided to Parent. The stock book of the Company is true and complete.

3.5  Financial Statements.  The audited balance sheets of the Company as at the years ended September 25, 2005 and September 24, 2006 (the “Balance Sheets”), the statements of income for the fiscal years ended September 25, 2005 and September 24, 2006 (the “Income Statements”), and the unaudited balance sheet and statement of income for the three-month period ended June 24, 2007 (the “Unaudited Statements”) and together with the Balance Sheets and the Unaudited Statements, the “Financials”) all of which have been delivered or made available to Parent, present fairly and accurately in all material respects the financial position of the Company as at the dates indicated and the results of its operations for the periods covered thereby. The Company is not directly or indirectly liable to or obligated to provide funds in respect of or to guarantee or assume any obligation of any person except to the extent reflected and fully reserved against in the Balance Sheets. Except as set forth on Schedule 3.5 hereto, the Company does not utilize in its business any assets not reflected in the Balance Sheets. All properties and assets of the Company are in the possession and control of the Company. Except as set forth on Schedule 3.5 hereto, as of the date hereof, no physical assets of any material value are on the premises at the location or locations operated by the Company which do not belong to or are not leased by the Company.

3.6  No Material Adverse Change.  Except as set forth in Schedule 3.6, since June 24, 2007 (the “Balance Sheet Date”), there has been no material adverse change in the assets, properties, business, operations or financial condition of the Company and none of the Controlling Stockholders knows of any such change that is threatened, nor has there been any damage, destruction or loss materially adversely affecting the assets, properties, business operations or financial condition of the Company regardless of whether covered by insurance.

3.7  Tax Matters.  The Company has and on the Closing Date will have timely filed all Tax Returns (as defined below), or timely filed proper extensions thereto, that the Company is required to file and has paid or provided for all Taxes (as defined below) shown on such returns, and all deficiencies or other assessments of Tax, interest or penalties owed by it. The Company has made all payments of estimated Taxes required to be made under Section 6655 of the Code (as defined below) and any comparable provisions of state, local or foreign law. Without limiting the generality of the foregoing, the Company has made all necessary filings regarding sales Tax, and has collected and paid sales Tax, in each jurisdiction where it is required to do so.

(a)           Complete copies of federal, state and local Tax Returns of the Company for the fiscal years ended September 25, 2005 and September 24, 2006 have previously been delivered or made available to Parent, and the Taxes paid and payable, as reflected in all such returns and reports, state accurately the total Tax payable for the periods designated. Prior to the date hereof, the Sellers have provided or made available to Parent copies of all revenue agent’s reports and other written assertions of deficiencies or other liabilities for Taxes of the Company with respect to past periods for which the applicable statute of limitations has not expired. No waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to any Tax Returns are currently in effect.

(b)           The Company has materially complied with all applicable laws, rules and regulations relating to the withholding of Taxes and has timely collected or withheld and paid over to the proper governmental or regulatory body all amounts required to be so collected or withheld and paid over for all periods up to (but not including) the Closing Date under all applicable laws to the extent such amounts are required to be paid before such date.

(c)           Schedule 3.7 sets forth the states in which the Company files Tax Returns.

(d)           The Company has not received a ruling from, or entered into an agreement with, any taxing authority that would have a continuing effect after the Closing Date and the Company has not filed or entered into any election, consent or extension agreement that extends the applicable statute of limitations with respect to its liability for Taxes.

(e)           No action, suit, proceeding, investigation, audit, claim or assessment is presently pending or, to the knowledge of the Company or of the Controlling Stockholders, proposed with regard to any Taxes that relate to the Company for which it would be liable, and no issue has arisen in any examination of the Company by any taxing authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld. There is no unresolved claim by a taxing authority in any jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by such jurisdiction. Any adjustment of income Taxes of the Company made by the Internal Revenue Service in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been so reported.

(f)            (i) The Company is not required to make any adjustment pursuant to Section 481 of the Code (or similar provision of other laws or Treasury Regulations) by reason of a change in accounting method or otherwise; (ii) to the knowledge of the Company or the Controlling Stockholders, neither the Internal Revenue Service nor any other taxing authority has proposed any such adjustment or change in accounting method, which proposal is currently pending; and (iii) the Company does not have an application pending with any taxing authority requesting permission for any change in accounting methods that relates to its business and operations.

(g)           There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable or delinquent) upon the assets of the Company.

(h)           The Company has not filed consent under Section 341(f)(1) of the Code or agreed under Section 341(f)(3) of the Code to have the provisions of Section 341(f)(2) of the Code applied to the sale of its capital stock.

(i)            The Company has not disposed of any property in a transaction being accounted for under the installment method pursuant to Section 453 of the Code.

(j)            The provisions for income and other Taxes reflected in the Financials make adequate provision for all accrued and unpaid Taxes of the Company, whether or not disputed, and the Company has made and will continue to make adequate provision for such Taxes on its books and records until the Closing Date, including any Taxes arising from the transactions contemplated by this Agreement.

(k)           As used in this Section 3.7, the following terms shall have the following meanings:

(i)            “Code” means the Internal Revenue Code of 1986, as amended, and the applicable Treasury Regulations promulgated thereunder, or corresponding provisions of future laws.

(ii)           “Tax Returns” means all returns, declarations, reports, forms, estimates, information returns and statements required to be filed in respect of any Taxes to be supplied to a taxing authority in connection with any Taxes.

(iii)          “Taxes” (or “Tax” where the context requires) means all Federal, state, county, local, foreign and other taxes (including income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest and penalties with respect thereto.

(iv)          “Treasury Regulations” means the Regulations promulgated under the Code (or corresponding future law), or corresponding future regulations.

3.8  Compliance with Laws; Permits.  The Company has complied with all federal, state, county, local and foreign laws, ordinances, regulations, orders, judgments, injunctions, awards or decrees applicable to it or its business, including any securities laws that may be applicable to the Company or its business, except to the extent non-compliance would not have a material adverse effect. No license, clearance, grant, consent, certificate, permit, order or approval of any federal, state, county, local or foreign governmental or regulatory body (collectively the “Governmental Permits”) and no license, permit, franchise, grant, consent, certificate of any other third party (collectively, “Private Permits,” and with Government Permits, “Permits”) not currently held by the Company is material to or necessary for the conduct of the business of the Company. A list of all Permits held by the Company is set forth on Schedule 3.8 hereto.

3.9  No Breach.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not violate, conflict with or otherwise result in the material breach or violation of any of the terms and conditions of, result in a material modification of the effect of or constitute (or with notice or lapse of time or both would constitute) a default under: (i) the Certificate of Incorporation or bylaws of the Company; (ii) any material instrument, contract or other agreement to which the Company is a party or by or to which it or any of its assets or properties is bound or subject; (iii) any statute or any regulation, order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon or applicable to the Company or upon the securities, properties or business of the Company; or (iv) any Permit.

3.10  No Defaults Under Loan Agreements.  The Company is not in default under any material contract or other material agreement relating to borrowed money, including any loan agreement, financing agreement, installment sales agreement or capitalized lease obligation, to which it is a party or by which it or its assets or properties is bound or subject, nor does any condition exist which with notice or lapse of time or both would constitute such a default, and each such contract or other agreement relating to borrowed money is in full force and effect, and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any material breach of, or acceleration of, or constitute (or with notice or lapse of time or both would constitute) a default under, any such contract or other agreement.

3.11  Litigation.  There are no outstanding or unsatisfied orders, judgments, injunctions, stipulations, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving the Company by name. There is no pending, or, to the knowledge of the Company or the Controlling Stockholders, any threatened litigation, claim, action, suit, investigation, or judicial, administrative or arbitration proceeding that, if decided adversely, could delay the transactions contemplated hereby or have a material adverse effect upon the transactions contemplated hereby or upon the Company’s assets, properties, business, operations or financial condition or that would create a material liability of the Company. There are no disputes with any person under contract with the Company that adversely affects, or would adversely affect, the Company’s assets, properties, business, operations or financial condition. There are no actions, suits, claims or proceedings pending, or, to the knowledge of the Company or the Controlling Stockholders, threatened that would give rise to any right of indemnification on the part of any past or present director or officer of the Company, or the heirs, executors or administrators of such director or officer, against the Company or any successor to its businesses. The Company is not presently engaged in or contemplating any legal action to recover moneys due to it or damages sustained by it. The Company is not in violation of or in default with respect to any applicable judgment, order, writ, injunction or decree, the effect of which would be materially adverse to the Company.

3.12  Employment Matters.

(a)           The Company has not, at any time during the last three years had nor, to the Controlling Stockholders’ knowledge, is there now threatened, any walkout, strike, union activity, picketing, work stoppage, work slowdown or any other similar occurrence which materially adversely affects, or would materially and adversely affect, the assets, properties, business, operations or financial condition of the Company or any attempt to organize or represent the labor force of the Company.

(b)           The Company has complied in all material respects with all applicable laws, rules and regulations relating to the employment of its employees and all labor, including those relating to wages, work hours, collective bargaining and the payment and withholding of taxes, and have withheld all amounts required by law or agreement to be withheld from the wages or salaries of its employees and is not liable for any arrears of wages or other taxes or penalties for failure to comply with any of the foregoing. There are no material controversies pending or, to the Controlling Stockholders’ knowledge, threatened between the Company and any of its employees or former employees, shareholders or directors.

3.13  Agreements.

(a)           Schedule 3.13 sets forth all of the material agreements to which the Company is a party or by or to which it or its properties are bound or subject including: (i) material contracts and agreements with any current or former officer, director, employee, consultant, agent or shareholder; (ii) contracts and agreements for the sale or license of data of the Company; (iii) contracts and agreements for the purchase or acquisition of services, materials, supplies, equipment, merchandise or services; (iv) copyright licenses, royalty agreements or similar contracts; (v) distributorship, representative, management, marketing, sales agency, printing or advertising agreements; (vi) contracts and agreements for the sale of any of the Company’s assets or properties other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of the Company’s assets or properties; (vii) voting trust agreements, shareholder agreements and joint venture agreements relating to the assets, properties or business of the Company or by or to which it or its assets or properties are bound or subject; (viii) contracts or other agreements under which the Company agrees to indemnify any party, to share Tax liability of any party, or to refrain from competing with any party; (ix) contracts and agreements containing covenants of the Company not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with the Company in any line of business or in any geographical area; or (x) any other material contract or other agreement, whether or not made in the ordinary course of business.

(b)           All contracts and agreements set forth on Schedule 3.13 have been made available to Parent, and are valid, subsisting agreements, in full force and effect and binding upon the Company and, to the knowledge of the Company and the Controlling Stockholders, the other parties thereto, in accordance with their terms. Neither the Company nor, to the knowledge of the Company and the Controlling Stockholders, any other party to any such contract or other agreement is in default thereunder, nor does any condition exist which with notice or lapse of time or both would constitute a default thereunder. Except as separately identified on Schedule 3.13, the Company is not a party to or bound by or subject to any contract or other agreement that, either individually or in the aggregate, materially adversely affects its assets, properties, business, operations or financial condition or which was entered into other than in the ordinary course of business. Except as separately identified on Schedule 3.13, no approval or consent of any person is needed in order that the contracts or other agreements set forth on Schedule 3.13 and other Schedules hereto continue in full force and effect following the consummation of the transactions contemplated by this Agreement.

(c)           Except as set forth on Schedule 3.13, the Company has no present expectation or intention of not performing all its obligations under the contracts listed on Schedule 3.13; Neither the Company nor any of the Controlling Stockholders has any knowledge of any material breach or notice of anticipated material breach by the other parties to any contract listed on Schedule 3.13; neither the Company nor the Controlling Stockholders has any knowledge that any other party to any contract listed on Schedule 3.13 intends to terminate such contract prior to the expiration of the maximum stated term of such contract; neither the Company nor the Controlling Stockholders has any knowledge that any other party to a contract listed on Schedule 3.13 that is renewable pursuant to its terms does not intend to renew such contract upon the expiration of the term of such contract; and neither the Company nor the Controlling Stockholders has any knowledge of any dispute relating to any contract listed on Schedule 3.13, or has any knowledge of any facts that might give rise to any such dispute.

3.14  Real Estate.  The Company does not own any real property and all real property occupied by the Company is occupied pursuant to a valid leasehold interest. Schedule 3.14 contains a complete and accurate list of all real property leased by the Company.

3.15  Accounts and Notes Receivable.  All loans, accounts and notes receivable reflected on the Balance Sheets and all accounts and notes receivable arising subsequent to the Balance Sheet Date, have arisen in the ordinary course of business, from bona fide transactions, and represent valid obligations due to the Company.

3.16  Inventory.  The Company has no inventory.

3.17  Intangible Property.  Schedule 3.17 sets forth all Internet sites, patents, domain names, copyrights, trademarks, service marks, trade names, and all other intangible assets of the Company (the “Intangible Assets”), all applications for any of the foregoing, all data bases and software and all permits, grants and licenses or other rights running to or from, or relating to the Company’s business.

(a)           Except as set forth in Schedule 3.17, none of the Company’s proprietary products, intellectual property or technology contain any libelous or obscene material, or injurious formula or, to the Controlling Stockholders’ or the Company’s knowledge, infringes any trade name, trademark, copyright, patent or any other proprietary right of any third party. Except as set forth in Schedule 3.17, the rights of the Company in its products, intellectual property and technology are free and clear of any liens or other encumbrances. Except as to customers of the business of the Company in the ordinary course of business pursuant to valid agreements disclosed on Schedule 3.13, no person, to the Controlling Stockholders’ or the Company’s knowledge, has possession of, or any right to posses, any copies or use of the customer lists, data bases, source codes, object codes, systems documentation or other intellectual property or technology relating to the business of the Company. All software, databases and other copyrightable materials, if any, constituting intellectual property or technology of the Company have been licensed under the license agreements listed on Schedule 3.13 or prepared by the Company’s employees or by the Company’s consultants pursuant to written work-made-for-hire or subject to assignment-of-rights agreements, such that the Company is the sole owner of all of the copyrights therein. Except as set forth in Schedule 3.17, none of the Controlling Stockholders has any knowledge of, or has received any notice concerning any adversely held patent, invention, copyright, trademark, service mark or trade name of any other person or notice of any claim of any other person relating to any of the Company’s assets, and neither the Company nor the Controlling Stockholders knows of any basis for any such charge or claim. Except as disclosed in Schedule 3.17, the Company’s intellectual property and technology have been licensed under the license agreements listed on Schedule 3.13 or have been produced by the Company’s employees or by the Company’s consultants pursuant to written work-made-for-hire or subject to assignment-of-rights agreements, such that the Company is the sole owner of all of the copyrights therein.

(b)           In furtherance of and not in limitation of the foregoing, with respect to the Intangible Assets listed on Schedule 3.17, and except as set forth in Schedule 3.17, (i) the Company owns all right, title and interest in and to such Intangible Assets free and clear of all liens, claims and encumbrances, (ii) the Company has not sold, transferred, licensed, sub-licensed or conveyed any interest in any of such Intangible Assets, and (iii) to the knowledge of the Company and the Controlling Stockholders, no person has infringed upon or misappropriated any of such Intangible Assets. In addition, the Company is the sole and exclusive owner of (x) all other intellectual property rights, including trade secrets, know-how, inventions (patented and unpatented), and discoveries, embodied in or used in the development of such Intangible Assets and (y) all technical documentation, including user manuals developed by or at the request of the Company. Each license or contract listed on Schedule 3.13 or Schedule 3.17 is valid, binding and in full force and effect in accordance with its terms. The Company has not used any intangible asset for which it does not have a license and each such license covers all uses of such intangible assets by the Company, and the Company has not misappropriated any intangible asset owned by another person.

(c)           To the knowledge of the Company and the Controlling Stockholders, all of the Company’s products perform substantially in accordance with the documentation and other written material used in connection with such products and services and are free of material defects in programming and operation, contain all current revisions of such products and include all computer programs, materials, tapes, know-how, object and source codes, other written materials and processes related to such software. The copies of all source code and user and technical documentation related to the research, products or services of the Company which have been delivered, or will be delivered to Merger Corp. at the Closing, comprise or will comprise complete and correct copies of all source code, all user and technical documentation related to all research, products and services of, or contemplated by, the Company.

(d)           To the knowledge of the Company and the Controlling Stockholders, none of the Company’s products or any media used to distribute them contain any virus, computer instructions, circuitry or other technological means whose purpose is to disrupt, damage or interfere with operation of such software.

3.18  Liens.  The Company owns outright and has good and indefeasible title to all of the assets and properties used in its business, in each case free and clear of any lien or other encumbrance, except for: (a) assets and properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since the Balance Sheet Date; (b) liens or other encumbrances securing taxes, assessments, governmental charges or levies, or the claims of materialmen, carriers, landlords and like persons, which are not yet due and payable; or (c) minor liens or other encumbrances of a character which do not materially impair the assets or properties of the Company or materially detract from its business.

3.19  Accounts Payable and Indebtedness.  All Indebtedness (as defined below) of the Company at the Balance Sheet Date is set forth on Schedule 3.19. Schedule 3.19 sets forth a true and correct aged list of all accounts payable of the Company as of the end of the quarter prior to the date hereof. All Indebtedness reflected on Schedule 3.19 has arisen in the ordinary course of business and represents valid Indebtedness of the Company. As used herein, the term “Indebtedness” means all items which, in accordance with an accrual basis of accounting would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date Indebtedness is to be determined. Accounts payable of the Company reflected in the Financials and all accounts payable arising after the dates of such financial statements arose and have arisen from bona fide transactions.

3.20  Liabilities.  As at the Balance Sheet Date, except as set forth on Schedule 3.20, the Company did not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued, absolute contingent or otherwise, including liabilities on account of taxes, other governmental charges or lawsuits brought, whether or not of a kind required by GAAP to be set forth on a financial statement (“Liabilities”), which were not fully and adequately reflected in the Financials or on Schedule 3.20. Except as listed on Schedule 3.20, the Company does not have any Liabilities, other than (i) Liabilities fully and adequately reflected on the Financials, and (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business, which, individually or in the aggregate, do not exceed $25,000.

3.21  Employee Benefit Plans.

The Company’s employee benefit plans are administered by Administaff, which will continue to do so for the employees of the Company who are employed by the Surviving Company.

(a)  Pension Plans.

(i)            No “accumulated funding deficiency” (for which an excise Tax is due or would be due in the absence of a waiver) as defined in Section 412 of the Code or as defined in Section 302(a)(2) of ERISA, whichever may apply, has been incurred with respect to any Pension Plan with respect to any plan year, whether or not waived. Neither the Company nor any ERISA Affiliate has failed to pay when due any “required installment,” within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply, with respect to any Pension Plan. Neither the Company nor any ERISA Affiliate is subject to any lien imposed under Section 412(n) of the Code or Section 302(f) or 4068 of ERISA, whichever may apply, with respect to any Pension Plan. All “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA, are fully funded, as of the Closing Date with respect to each Pension Plan as determined on a termination basis using the assumed interest rate set forth in each Pension Plan or otherwise required by ERISA or the Code. Neither the Company nor any ERISA Affiliate is required to provide security to a Pension Plan under Section 401(a)(29) of the Code.

(ii)           No Pension Plan is “top heavy” within the meaning of Section 416 of the Code.

(iii)          Each Pension Plan and each related trust agreement, annuity contract or other funding instrument which is intended to be qualified and tax exempt under the provisions of Code Sections 401(a) and 501(a) or 408, as applicable, is so qualified and, except for Pension Plans which are qualified under Code Section 408, each such plan has been so determined by the Internal Revenue Service pursuant to a favorable determination letter considering the Tax Reform Act of 1986, as amended, or application for such determination has been made within the applicable remedial amendment period and is currently pending.

(iv)          Each Pension Plan, related trust agreement, annuity contract or other funding instrument is in material compliance with its terms and, both as to form and in operation, with the requirements prescribed by any and all Laws which are applicable to such Pension Plan, including without limitation ERISA and the Code.

(v)           The Company or an ERISA Affiliate has paid all premiums (and interest charges and penalties for late payment, if applicable) due to the PBGC with respect to each Pension Plan which is covered by Title IV of ERISA for each plan year thereof for which such premiums are required. Neither the Company nor any ERISA Affiliate has engaged in, or is a successor or affiliate of an entity that has engaged in, a transaction which is described in Section 4069 or Section 4212(c) of ERISA. There has been no unreported “reportable event” (as defined in Section 4043(b) of ERISA and the PBGC regulations under such Section) requiring notice to the PBGC with respect to any Pension Plan. No filing has been made by either the Company or any ERISA Affiliate with the PBGC, and no proceeding has been commenced by the PBGC, to terminate any Pension Plan. No condition exists and no event has occurred that could constitute grounds for the termination of any Pension Plan by the PBGC, or which could reasonably be expected to result in liability of the Company or any ERISA Affiliate to the PBGC with respect to any Pension Plan, other than liabilities for premium payments. Neither the Company nor any ERISA Affiliate has, at any time, (1) ceased operations at a facility so as to become subject to the provisions of Section 4062(e) of ERISA, (2) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA, (3) ceased making contributions on or before the Closing Date to any Pension Plan subject to Section 4064(a) of ERISA to which the Company or any ERISA Affiliate made contributions during the six years prior to the Closing Date, or (4) otherwise incurred any liability to the PBGC, including the creation of a lien against any property of the Company or any ERISA Affiliate pursuant to Section 4068 of ERISA.

(b)  Multiemployer Plans.  There are no Multiemployer Plans, and neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or participated or agreed to participate in any Multiemployer Plan. Neither the Company nor any ERISA Affiliate has ever withdrawn, partially or completely, or instituted steps to withdraw, whether partially or completely, from any Multiemployer Plan, nor has any event occurred which could enable a Multiemployer Plan to give notice of and demand payment of any withdrawal liability with respect to the Company or any ERISA Affiliate.

(c)  Welfare Plans.

(i)            Each Welfare Plan is in material compliance with its terms and, both as to form and operation, with the requirements prescribed by any and all Laws which are applicable to such Welfare Plan, including without limitation ERISA and the Code.

(ii)           Neither the Company nor any ERISA Affiliate provides retiree life or medical benefits coverage to retired employees of the Company or any ERISA Affiliate. The Company or any ERISA Affiliate has the right to modify or terminate each Welfare Plan that provides coverage or benefits for either or both retired and active employees and/or their beneficiaries at any time.

(iii)          Each Welfare Plan which is a “group health plan,” as defined in Section 607(1) of ERISA, has been operated in material compliance with provisions of Part 6 and 7 of Title I, Subtitle B of ERISA and Sections 4980B, 9801-9803, 9811, 9812, and 9831-9833 of the Code at all times.

(iv)          No Welfare Plans are self-insured “multiple employer welfare arrangements” as such term is defined in Section 3(40) of ERISA.

(d)  Benefit Arrangements.  Each Benefit Arrangement is in material compliance with its terms and with the requirements prescribed by any and all Laws which are applicable to such Benefit Arrangement, including without limitation the Code.

(e)  Fiduciary Duties and Prohibited Transactions.  To the Controlling Stockholders’ knowledge, neither the Company nor any ERISA Affiliate has any liability with respect to any transaction which relates to any Pension Plan or any Welfare Plan and which is in violation of Sections 404 or 406 of ERISA or constitutes a “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, and for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code. To the knowledge of Controlling Stockholders, neither the Company nor any ERISA Affiliate has participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Welfare Plan or Pension Plan or has any unpaid civil penalty under Section 502(1) of ERISA.

(f)  Litigation.  There is no material action, order, writ, injunction, judgment or decree outstanding or claim, suit,

litigation, proceeding, arbitral action, governmental audit or investigation (including any such audit or investigation by the Internal Revenue Service, Department of Labor, or PBGC) relating to or seeking benefits under any Employee Plan that is pending or, to the knowledge of the Controlling Stockholders, threatened or anticipated against the Company or any ERISA Affiliate other than routine claims for benefits. To the best of the Controlling Stockholders’ knowledge, no Employee has any material claim against the Company (whether under federal or state law, any employment agreement, or otherwise) on account of or for: (a) overtime pay, other than overtime pay for the current payroll period; (b) wages or salary for any period other than the current payroll period; (c) PTO or pay in lieu of any of the foregoing, other than as set forth in Schedule 3.21(f); or (d) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work. To the best of the Controlling Stockholders’ knowledge, no Employee has any material claim, or basis for any material action or proceeding against the Company, arising under any statute, ordinance or regulation relating to discrimination in employment or employment practices, occupational safety and health standards or workers’ compensation.

(g)  Unpaid Contributions.  Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions with respect to any Employee Plan. The Company and all ERISA Affiliates have made all required contributions and paid all accrued liabilities under each Employee Plan for all periods through and including the Closing Date. No event has occurred or circumstance exists that could result in a material increase in the premium or other benefit cost of any Employee Plan.

(h)  Amendment and Termination.  Each Employee Plan may be amended or terminated at any time by the Company or an ERISA Affiliate, upon thirty (30) days prior notice to the plan sponsor.

(i)  Change of Control Payments and Compensation Deduction Limitations.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment (whether of separation pay or otherwise), cancellation of indebtedness, or other obligation becoming due from the Company, other than accrued PTO due at Closing and as listed in Schedule 1.12, or any ERISA Affiliate to any current or former employee, director, or consultant, or result in the vesting, acceleration of payment or increase in the amount of any benefit payable to or in respect of any such current or former employee, director, or consultant of the Company or any ERISA Affiliate. There is no contract, agreement, plan or arrangement covering any current or former employee, director, or consultant of the Company or any ERISA Affiliate that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 162(a)(1), 162(m), and/or 280G of the Code or would require the payment of an excise Tax, imposed by Section 4999 of the Code or of any “gross up” of any such excise Tax.

(j)  Copies of Documentation.  Schedule 3.21(j) sets forth a true and complete list of all Employee Plans. The Company has delivered or made available to Parent a true and complete set of copies of: (i) all Employee Plans and related trust agreements, annuity contracts or other funding instruments as in effect immediately prior to the Closing Date, together with all amendments thereto which shall become effective at a later date; (ii) the latest Internal Revenue Service determination letter obtained with respect to any such Employee Plan qualified or exempt under Section 401 or 501 of the Code; (iii) annual reports (Form 5500 series or the alternative filing, if applicable, under ERISA Regulation Section 2520.104-23) and certified financial statements for the most recently completed three fiscal years for each Employee Plan required to file such form, together with the most recent actuarial report, if any, prepared by the Employee Plan’s enrolled actuary; (iv) all summary plan descriptions for each Employee Plan required to prepare, file and distribute summary plan descriptions; (v) copies of all documentation relating to the correction of Pension Plan defects under the IRS Employee Plans Compliance Resolution System or any predecessor or similar IRS program; (vi) all summaries furnished or made available to employees, officers and directors of the Company or its ERISA Affiliates of all incentive compensation, other plans and fringe benefits for which a summary plan description is not required; (vii) the notifications to employees of their rights under COBRA; and (viii) the names of all salaried employees, together with a statement as to the full amount paid or payable to each such employee for services rendered during the last or current fiscal year and the current aggregate base salary rate for each such person.

(k)    As used in this Agreement, the following terms shall have the following meanings:

(i)            “Benefit Arrangement” shall mean any employment, consulting, severance or other similar contract, arrangement or policy and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including without limitation any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, restricted stock, phantom stock, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (ii) is (or was within the six-year period ending on the

Closing Date) entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate, and (iii) covers any current or former employee, director, or consultant of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

(ii)           “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the Regulations promulgated thereunder.

(iii)          “Code” shall mean the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder.

(iv)          “Court” shall mean any court, tribunal, or other judicial or arbitral panel of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof.

(v)           “Employee Plans” shall mean all Benefit Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

(vi)          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the Regulations promulgated thereunder.

(vii)         “ERISA Affiliate” shall mean any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

(viii)        “Laws” shall mean all laws, statutes, ordinances, rulings and Regulations of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof, including all decisions of Courts having the effect of law in each such jurisdiction.

(ix)           “Multiemployer Plan” shall mean any “multiemployer plan,” as defined in Sections 3(37) or 4001(a)(3) of ERISA, which (i) is (or was within the six-year period ending on the Closing Date) entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate and (ii) covers or covered any employee or former employee of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

(x)            “PBGC” shall mean the Pension Benefit Guaranty Corporation.

(xi)           “Pension Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which (i) is (or was within the six-year period ending on the Closing Date) entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate and (ii) which covers or covered any current or former employee, director, or consultant of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

(xii)          “Regulation” shall mean any rule or regulation of any governmental authority having the effect of law.

(xiii)         “Welfare Plan” shall mean any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, which (i) is (or was within the six-year period ending on the Closing Date) entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by the Company or any ERISA Affiliate and (ii) which covers or covered any current or former employee, director, or consultant of the Company or any ERISA Affiliate (with respect to their relationship with such entities).

3.22  Insurance.  Schedule 3.22 sets forth a list and brief description of all policies or binders of insurance, including fire, liability, workmen’s compensation, vehicular or other insurance held by or on behalf of the Company specifying the insurer, the policy number or covering note number with respect to binders, and describing each pending claim thereunder. To the Controlling Stockholders’ knowledge, such policies and binders are valid and enforceable in accordance with their terms and are in full force and effect. The Company has delivered or made available to Parent or its representatives true and complete copies of each insurance policy listed in Schedule 3.22.

                                                3.23  Officers, Directors and Employees.

                                                (a)                                  Schedule 3.23(a) sets forth (i) the name, tenure and total compensation of each officer and director of the Company, and of each employee, consultant, agent or other representative of the Company, whether currently so engaged or so engaged at any time since January 1, 2006, and (ii) all wage or salary increases or bonuses received by such persons since January 1, 2006 and any accrual for or commitment or agreement by the Company to pay such increases or bonuses.

                                                (b)                                 Except as disclosed on Schedule 3.23(b), the Company is not a party to any:

                                                (i)                                     management, employment or other contract providing for the employment or rendition of executive services;

                                                (ii)                                  contract for the employment of any employee which is not terminable by the Company on 30 days’ notice;

                                                (iii)                               bonus, incentive, deferred compensation, severance pay, pension, profit-sharing, retirement, stock purchase, stock option, employee benefit or similar plan, agreement or arrangement (including Christmas bonuses and similar year end bonuses) other than as described in Section 3.21(j) hereof;

                                                (iv)                              collective bargaining agreement or other agreement with any labor union or other employee organization and no such agreement is currently being requested by, or is under discussion by management with, any group of employees or others; or

                                                (v)                                 any other employment contract or other compensation agreement or arrangement affecting or relating to current or former employees of the Company.

                                                (c)                                  Except as set forth on Schedule 3.23(c), all employees of the Company have executed confidentiality agreements pursuant to which the employees have agreed not to disclose or use confidential information.

                                                3.24  Operations of the Company.  Except as set forth on Schedule 3.24 and except as contemplated by this Agreement, from the Balance Sheet Date through the date hereof, the Company has not:

                                                (a)                                  amended, or agreed to amend, its Certificate of Incorporation or bylaws; or merged with or into or consolidated with, or agreed to merge with or into or consolidate with, any other person; subdivided or in any way reclassified, or agreed to subdivide or in any way reclassify, any shares of its capital stock; or changed, or agreed to change, in any manner the rights of its outstanding capital stock or the character of its business;

                                                (b)                                 issued or sold or purchased, or agreed to issue or sell or purchase, options or rights to subscribe to, or entered into, or agreed to enter into, any contracts or commitments to issue or sell or purchase, any shares of its capital stock or any securities convertible into shares of its capital stock;

                                                (c)                                  hired, or agreed to hire, any person; entered into or amended, or agreed to enter into or amend, any employment agreement; entered into, or agreed to enter into, any agreement with any labor union or association representing any employee; entered into or amended, or agreed to enter into or amend, any Employee Plan; made, or agreed to make, any change in the actuarial methods or assumptions used in funding any defined benefit pension plan; made, or agreed to make, any change in the assumptions or factors used in determining benefit equivalencies thereunder; or increased the rate of compensation or bonus payments payable or to become payable to any of its officers or directors (including any payment of or promise to pay any bonus or special compensation) except for increases and bonuses payable in the ordinary course of business consistent with past practices;

                                                (d)                                 except in the ordinary course of business, incurred, or agreed to incur, any indebtedness for borrowed money or incurred any obligation or liability in excess of $25,000 (contingent or otherwise), or accepted any purchase order in excess of $100,000;

                                                (e)                                  declared or paid, agreed to declare or pay, any dividends; or declared or made, or agreed to declare or make, any direct or indirect redemption, retirement, purchase or other acquisition of any shares of its capital stock;

                                                (f)                                    reduced, or agreed to reduce, its cash or short term investments or their equivalent, other than to meet cash needs arising in the ordinary course of business, consistent with past practices;

                                                (g)                                 waived or released, or agreed to waive or release, any right of material value to its business;

                                                (h)                                 made, or agreed to make, any change in its accounting methods or practices or made, or agreed to make, any change in depreciation or amortization policies or rates adopted by it;

                                                (i)                                     except in the ordinary course of business, materially changed, or agreed to materially change, any of its business policies or practices, including advertising, marketing, pricing, purchasing, personnel, sales, returns, budget or product acquisition policies or practices;

                                                (j)                                     made, or agreed to make, any loan or advance to any of its shareholders, officers, directors, employees, consultants, agents or other representatives, or made, or agreed to make, any other loan or advance other than in the ordinary course of business;

                                                (k)                                  except in the ordinary course of business: entered into, or agreed to enter into, any lease (as lessor or lessee); other than for fair market value, sold, abandoned or made, or agreed to sell, abandon or make, any other disposition of any of its assets rights (including, but not limited to, intellectual property rights) or properties; granted or suffered, or agreed to grant or suffer, any lien, mortgage, pledge, security interest or other encumbrance on any of its assets or properties; or entered into or amended, or agreed to enter into or amend, any contract, license or other agreement to which it is a party or by or to which it or its assets or properties are bound or subject, or pursuant to which it agrees to indemnify any party or to refrain from competing with any party;

                                                (l)                                     except for inventory or equipment acquired in the ordinary course of business, made, or agreed to make, any acquisition of all or any part of the assets, properties, capital stock or business of any other person, or made any commitments to do any of the foregoing;

                                                (m)                               suffered or incurred any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting its assets, properties, business, operations or financial condition;

                                                (n)                                 terminated, or agreed to terminate, or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any contract or other agreement;

                                                (o)                                 discharged or satisfied any lien or encumbrance or paid any obligation or liability (contingent or otherwise) in excess of $25,000, except current liabilities outstanding on the applicable date set forth above, current liabilities incurred since such date in the ordinary course of business and obligations and liabilities under contracts entered into in the ordinary course of business;

                                                (p)                                 canceled or compromised any debt owed to it, except in the ordinary course of business;

                                                (q)                                 disposed of or, to the Controlling Stockholders’ knowledge, permitted to lapse any rights for the use of any patent, trademark, service mark, trade name or copyright, nor has the Company knowingly disposed of or disclosed to any person not an existing or potential employee, supplier, broker, distributor or customer any trade secret, process or know-how not theretofore a matter of public knowledge, which dispositions or disclosures would have an adverse effect on it; or

                                                (r)                                    experienced any material adverse change in the employee relations or customer or supplier relations of the Company, or in the business prospects of the Company.

                                                3.25  Reserved.

                                                3.26  Banks, Brokers and Proxies.  Schedule 3.26 sets forth: (i) the name of each bank, trust company and securities or other broker or other financial institution with which the Company maintain relations; (ii) the name of each person authorized by the Company to effect transactions therewith or to have access to any safe deposit box or vault; (iii) all proxies, powers of attorney or other like instruments to act on behalf of the Company in matters concerning its business or affairs; and (iv) all charge accounts held in the name of the Company and the name of each director, officer, employee or other person authorized by it to use such charge accounts. All such accounts, credit lines, safe deposit boxes and vaults are maintained by the Company for normal business purposes, and no such proxies, powers of attorney or other like instruments are irrevocable.

                                                3.27  Full Disclosure.  All documents and other papers delivered by the Company to Parent (the “Delivered Documents”), and this Agreement do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading. There is no fact which the Company or the Controlling Stockholders have not disclosed to Parent in writing which materially adversely affects the assets, properties, business, operations or financial condition of the Company or the ability of the Company to perform this Agreement.

                                                3.28  No Broker.  Other than Henry J. Schneider of Coniflo, who will be compensated pursuant to a separate agreement solely by the Stockholders’ Representative, no broker, finder, agent or similar intermediary has acted for or on behalf of the Company or the Stockholders in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Company or the Stockholders or any action taken by the Company or the Stockholders.

                                                3.29  Reserved.

                                                3.30  Authority to Execute and Perform Agreements.  The Company has the requisite corporate and other power and all authority and approval required to enter into, execute and deliver this Agreement and each and every other agreement executed by it in connection with the transactions contemplated hereby (the “Related Agreements”) and to perform fully its obligations hereunder and thereunder. This Agreement and the Related Agreements have all been duly executed and delivered and are the valid and binding obligations of the Company enforceable in accordance with their terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors’ rights generally from time to time in effect and except that equitable remedies are subject to judicial discretion. Except as otherwise set forth herein or disclosed in the Schedules hereto, the execution and delivery of this Agreement and the Related Agreements, the consummation of the transactions contemplated hereby and thereby and the performance of this Agreement and the Related Agreements by the Company in accordance with their respective terms and conditions will not (i) require the approval or consent of any foreign, federal, state, county, local or other governmental or regulatory body or the approval or consent of any other person, (ii) result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, any certificate of incorporation, bylaw, statute, regulation, order, judgment or decree applicable to the Company or any instrument, contract or other agreement to which the Company is a party or by or to which the Company or any of the Shares are bound or subject, (iii) result in the creation of any lien or other encumbrance on any of the Shares or (iv) result in the acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any indenture, contract, lease, sublease, loan agreement, note or other material obligation or liability to which the Company is a party or is bound or to which any of its assets are subject.

                                                3.31  Personal and Tangible Property.

                                                (a)                                  Schedule 3.31 contains a complete and accurate list as of the date hereof, of (i) all capitalized assets owned by the Company; (ii) all personal property subject to any lease, license, rental agreement, contract of sale or other agreement to which the Company is a party (“Leased Personal Property”) and (iii) all other tangible property owned by the Company. The personal property set forth on Schedule 3.31, other than personal property disposed of in the ordinary course of business since the date hereof, all other personal property acquired by the Company since the date hereof and all Leased Personal Property is hereafter referred to as the “Schedule 3.31 Property.”

                                                (b)                                 Except as otherwise described in Schedule 3.31, the Schedule 3.31 Property owned by the Company is free and clear of all liens (other than statutory liens for taxes not yet due and payable), mortgages, pledges, security interests, conditional sales agreements, charges, encumbrances and other adverse claims or interests of any nature whatsoever. Except as set forth on Schedule 3.31, the Schedule 3.31 Property is reasonably fit and usable for the purposes for which it is being used, reasonably sufficient for all current operations and business of the Company, and conforms in all material respects with all applicable ordinances, regulations and laws.

                                                3.32  Reserved.

                                                3.33  Transactions with Related Parties.  Except for the transactions disclosed in Schedule 3.33, there have been no loans or transactions between the Company and any officer, director, shareholder or affiliate of the Company. Except as disclosed in Schedule 3.33, neither any affiliate of the Company, nor any officer or director of the Company nor any spouse or child of any such person owns or has any direct or indirect interest in any real or personal property owned by or leased to the Company. Not later than the Closing Date, all loans between the Company and its affiliates, directors and officers, shall have been paid, and the Stockholders shall have released the Company from any and all claims pursuant to a release substantially in the form of Exhibit C, and such releases shall have been delivered to Parent.

                                                3.34  Environmental Matters.

                                                (a)                                  The Company has materially complied with all Environmental Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against the Company alleging any failure so to comply.

                                                (b)                                 Company has no liability for, and the Company has not handled or disposed of any substances, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner that could reasonably be believed to form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Company giving rise to any liability for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual, or for any reason under Environmental Laws.

                                                (c)                                  “Environmental Laws” means any federal, state, territorial, provincial or local law, common law doctrine, rule, order, decree, judgment, injunction, license, permit or regulation relating to environmental matters, including those pertaining to land use, air, soil, surface water, ground water (including the protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or any other environmental matter, together with any other laws (federal, state, territorial, provincial or local) relating to emissions, discharges, releases or threatened releases of any pollutant or contaminant including medical, chemical, biological, biohazardous or radioactive waste and materials, into ambient air, land, surface water, groundwater, personal property or structures, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, discharge or handling of any contaminant, including the Comprehensive Environmental Response, Compensation, and Liability Act as amended by the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. § 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. § 1801 et seq.) the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Federal Water Quality Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as such laws have been, or are, amended, modified or supplemented heretofore or from time to time hereafter and any analogous future federal, or present or future state or local laws, statutes and regulations promulgated thereunder.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

                                                Each of the Stockholders hereby severally (and not jointly) represents and warrants to Parent and Merger Corp. as follows:

                                                4.1  Title to Shares.  Such Stockholder is the record and beneficial owner and holder of the Shares set forth opposite such Stockholder’s name on Schedule 4.1, in such case free and clear of any lien, encumbrance, adverse claim, restriction on sale or transfer (other than restrictions imposed by applicable securities or community property laws, but, with respect to community property laws, each Stockholder shall be joined in this sale by his or her spouse), preemptive right, limitations on voting rights or option, or any other commitments or rights of any nature to acquire any securities of the Company from such Stockholder.

                                                4.2  Authority.  Such Stockholder has the right, power and capacity to enter into, execute and deliver this Agreement and each and every other agreement executed by the Stockholders in connection with the transactions contemplated hereby (the “Stockholder Related Agreements,” the forms of which are attached hereto as Exhibits) and to perform his or her obligations under this Agreement and the Stockholder Related Agreements. On the Closing Date, this Agreement and the Stockholder Related Agreements will have been duly executed and delivered by such Stockholder and will constitute the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with their respective terms except as enforcement thereof may be limited by liquidation, conservatorship, bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally from time to time in effect and except that equitable remedies are subject to judicial discretion.

                                                4.3  Legal Proceedings.  There are no claims, actions, suits, arbitrations, grievances, proceedings or investigations pending or, to the best knowledge of such Stockholder, threatened against such Stockholder at law, in equity, or before any federal, state, municipal or other governmental or nongovernmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, involving the transactions contemplated hereby.

                                                4.4  Investment Representations.  Each Stockholder is receiving shares of Parent Common Stock for investment for the Stockholder’s own account, not on behalf of others and not with a view to sell or otherwise distribute such shares. Each Stockholder acknowledges that such shares of Parent Common Stock have not been registered under the Securities Act or under any state securities Laws, and therefore, cannot be resold unless registered under the Securities Act and applicable state securities Laws or unless an exemption from registration is available and, as a result, each Stockholder must bear the risk of an investment in Parent Stock for an indefinite period of time. The financial condition of each Stockholder is currently adequate to bear the economic risk of an investment in Parent Stock. Each Stockholder has sufficient knowledge and experience in investment and business matters to understand the economic risk of such an investment and the risk involved in a commercial enterprise such as Parent. Each Stockholder has had an opportunity to obtain and read Parent’s current and historical filings from the Securities and Exchange Commission (as available on the SEC’s website). Each Stockholder has had an opportunity to ask questions of, and receive answers from, officers of Parent, concerning Parent and Parent’s Common Stock and to obtain any additional information, which each Stockholder reasonably requested and is material to its investment decision.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER CORP.

                                                Parent and Merger Corp. represent and warrant to the Sellers as follows:

                                                5.1  Due Incorporation.  Each of Parent and Merger Corp. is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware, and has all requisite corporate power and lawful authority to own its assets and properties and to carry on its business as now conducted. Parent and Merger Corp. are qualified to transact business and are in good standing in each jurisdiction in which the nature of their respective businesses or locations of their respective properties require such qualification.

                                                5.2  Corporate Power.

                                                (a)                                  Each of Parent and Merger Corp. has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and each and every other agreement executed by Parent and Merger Corp. in connection with the transactions to be consummated in accordance herewith (the “Parent’s Related Agreements”), the forms of which are attached as Exhibits hereto) and to perform fully their respective obligations under this Agreement and Parent’s Related Agreements. This Agreement and Parent’s Related Agreements have all been duly executed and delivered and are the valid and binding obligation of Parent and Merger Corp. enforceable in accordance with their terms, except as may be limited by liquidation, conservatorship, bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors’ rights generally from time to time in effect and except that equitable remedies are subject to judicial discretion.

                                                (b)                                 Except as disclosed on Schedule 5.2, the execution and delivery of this Agreement and Parent’s Related Agreements, the consummation of the transactions contemplated hereby and thereby and the performance by Parent of this Agreement and Parent’s Related Agreements in accordance with their respective terms and conditions will not (i) require the approval or consent of any foreign, federal, state, county, local or other governmental or regulatory body or the approval or consent of any other person or (ii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under, any certificate of incorporation, bylaw, statute, regulation, order, judgment or decree applicable to Parent or any instrument, contract or other agreement to which Parent is a party or by or to which Parent is bound or subject.

                                                5.3  No Broker.  No broker, finder, agent or similar intermediary has acted for or on behalf of Parent in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s, or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Parent or any action taken by Parent.

                                                5.4  No Breach.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not violate, conflict with or otherwise result in the breach or violation of any of the terms and conditions of, result in a material modification of the effect of or constitute (or with notice or lapse of time or both would constitute) a default under: (i) the Certificate of Incorporation or bylaws of Parent; (ii) any material instrument, contract or other agreement to which Parent is a party or by or to which it or any of its assets or properties is bound or subject; or (iii) any statute or any regulation, order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon or applicable to Parent or upon the securities, properties or business of Parent.

                                                5.5  SEC Documents.  Reference is made to each report, schedule, registration statement, definitive proxy statement and exhibit to the foregoing documents (collectively, the “SEC Documents”) filed by Parent with the Securities and Exchange Commission (the “SEC”) during the period from January 1, 2005 through the Closing Date (the “Reporting Period”), which include all the documents (other than preliminary material) that Parent was required to file with the SEC since January 1, 2005. As of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                                5.6  Litigation.  Except as set forth in the SEC Documents or as disclosed on Schedule 5.2, as of the respective reporting period dates of such SEC Documents, there is no material litigation, action, suit, proceeding, claim, investigation or administrative proceeding against or affecting Parent by or before any governmental authority involving or relating to the business of Parent.

                                                5.7  Compliance with Law.  Except as set forth in the SEC Documents filed or required to be filed during the Reporting Period, Parent was in material compliance with all material federal, state, local or foreign laws, statutes, ordinances, regulations, orders and other requirements of governmental authorities having jurisdiction over Parent during the Reporting Period.

                                                5.8  Financial Statements; Disclosure.  The consolidated financial statements of Parent and its subsidiaries included in the Purchaser’s annual report on Form 10-KSB for the year ended December 31, 2006 and quarterly reports on Form 10-QSB and Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, respectively (the “Parent Financial Statements”), present fairly the consolidated financial position of Parent as of the date thereof and the consolidated results of operations and changes in financial position thereof for the period then ended, in conformity with GAAP applied on a consistent basis throughout such periods, subject to normal recurring year end adjustments with respect to the Parent Financial Statements. Since December 31, 2006, there has been no change in accounting principles applicable to, or methods of accounting utilized by, Parent, and the books and records of Parent have been and are being maintained in accordance with applicable legal and accounting requirements and good business practice. The Parent Financial Statements did not at their respective dates contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

                                                5.9  No Material Undisclosed Liabilities.  Except as set forth in the SEC Documents or as disclosed on Schedule 5.9, Parent has no known liabilities, whether absolute, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to December 31, 2006, (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under GAAP to be reflected in the Parent Financial Statements and (iii) liabilities and obligations incurred in connection with this Agreement and Parent’s Related Agreements and the transactions contemplated hereby and thereby.

ARTICLE VI.

COVENANTS AND AGREEMENTS

                                                The parties to this Agreement covenant and agree as follows:

                                                6.1  Expenses.  The parties to this Agreement shall bear their respective direct and indirect expenses incurred in connection with, or taxes resulting from, the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated, including all fees and expenses of agents, representatives, counsel and accountants. Fees of counsel engaged by the Company for the benefit of the Stockholders, as a group, and the Company and fees of the Company’s accountant, if any, with respect to this Agreement will be paid by the Company (provided that if such fees and expenses are to be paid by the Company, such fees and expenses are either paid prior to Closing or included as liabilities on the Closing Balance Sheet).

                                                6.2  Further Assurances.  Each of the parties shall execute all documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions of this Agreement and the transactions contemplated hereby. Each party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including the execution and delivery of which are conditions precedent to the Closing.

                                                6.3  Update Disclosure.  From and after the date of this Agreement until the Closing Date, the parties shall update their respective schedules furnished pursuant to Articles III, IV and V, by written notice to the other party to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein.

                                                6.4  Conduct of Business Prior to Closing.  Between the date hereof and the Closing:

                                                (a)  Access.  The Company shall, and shall cause each of its employees, officers, agents, representatives and accountants to, fully cooperate with Parent to allow the officers, employees, attorneys, consultants and accountants of Parent access during normal business hours to all of the properties, books, contracts, documents and records of the Company and furnish to Parent such information as Parent may at any time and from time to time reasonably request.

                                                (b)  Business in Ordinary Course.  The Company shall carry on its business and affairs as heretofore carried on, and will not order, purchase or lease any products, inventory, equipment, personalty, or other items, or dispose of any of its assets or property, or issue any quotations, or prepay any of its material obligations, incur any liabilities or obligations, hire or discharge any employee or officer or, without limitation by specific enumeration of the foregoing, enter into any other transaction, except in the usual and ordinary course of its businesses in accordance with the past practices of the Company. Without limiting the generality of the foregoing, the Company shall not, without the prior written consent of Parent, (i) declare, set aside or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase or otherwise acquire any of its capital stock except as permitted by Section 12.2, or (ii) otherwise engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.24 above.

                                                (c)  Employees.  The Company shall use its best efforts to retain the Company’s business intact, including keeping available the services of its present employees, representatives and agents.

                                                (d)  Confidentiality.  Until the Closing, and at all times thereafter as provided in Section 7.1 hereof, the Controlling Stockholders will maintain, and (prior to the Closing shall cause the Company to maintain), as confidential, the Controlling Stockholders’ and the Company’s discussions with Parent, and the terms and conditions of this Agreement, and the other agreements to be executed in connection herewith, and except as required by law will not make any trade press or other announcement or disclosure in relation to such discussions whether before or after Closing without the prior written consent of Parent.

                                                (e)  Exclusivity.  From and after the date hereof through January 31, 2008, the Company will negotiate the merger, sale of the stock, assets and properties of the Company, and any portion thereof, only with Parent, and the Company shall not directly or indirectly enter into any discussion with, or disclose any information in relation to the share capital or the assets of the Company to any other person or other entity, other than Parent, with a view to the sale or exchange of the assets of the Company or the share capital of the Company, including the Company Common Shares, any portion thereof, or the entry by the Company into a merger or similar transaction.

                                                (f)  Equitable Relief.  The Company acknowledges and agrees that the covenants contained in each of paragraphs (d) and (e) of this Section 6.4 are a material inducement for Parent to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Accordingly, the Company acknowledges and agrees that the applicable restrictions contained in each of paragraphs (d) and (e) of this Section 6.4 are reasonable and necessary for the protection of the business of Parent and its subsidiaries, and Parent’s prospective investment in the Company, and that a breach of any such restriction could not adequately be compensated by damages in an action at law. In the event of a breach or threatened breach by the Company or the Controlling Stockholders of any of the applicable provisions of any of paragraphs (d) or (e) of this Section 6.4, Parent shall be entitled to obtain, without the necessity of posting bond therefor, an injunction (preliminary or permanent, or a temporary restraining order) restraining the Controlling Stockholders and/or the Company from the activity or threatened activity constituting, or which would constitute, a breach, as well as damages and an equitable accounting of all earnings, profits and other benefits arising from a violation, which right shall be cumulative and in addition to any other rights or remedies to which Parent may be entitled.

                                                (g)  Severability.  Each and every provision set forth in each of paragraphs (d) and (e) of this Section 6.4 is independent and severable from the others, and no provision shall be rendered unenforceable by virtue of the fact that, for any reason, any other or others of them may be unenforceable in whole or in part. The parties hereto agree that if any provision of paragraphs (d) or (e) of this Section 6.4 shall be declared by a court of competent jurisdiction to be unenforceable for any reason whatsoever, the court may appropriately limit or modify such provision, and such provision shall be given effect to the maximum extent permitted by applicable law.

                                                (h)  Consents.  The Company shall use its best efforts to obtain any and all consents and estoppel letters reasonably requested by Parent in connection with the assignment of, or alternate arrangements satisfactory to Parent with respect to, any contract, lease, license, permit, agreement, or other instrument, which is to be an asset of the Company, or which may be necessary, appropriate, or required in order to permit the conduct of the Business and operations of the Surviving Company after the Closing to be in all respects the same as the conduct of the Business and operations of the Company prior to the Closing.

                                                6.5  Joint Obligations of the Sellers and Parent.  The following shall apply with equal force to the Sellers and Parent:

                                                (a)  Notice.  Each party shall promptly give the other party written notice of the existence or occurrence of any condition that would make any representation or warranty of the notifying party untrue or that might reasonably be expected to prevent or delay the consummation of the transactions contemplated herein.

                                                (b)  Performance.  No party shall intentionally perform or omit to perform any act that, if performed or omitted, would prevent or excuse the performance of this Agreement by any party hereto or that would result in any representation or warranty contained herein of that party being untrue in any material respect as of the date hereof and as of the Closing Date.

                                                (c)  Approvals and Consents.  Each party shall cooperate and use its best efforts to promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions, filings and other documents, and use its best efforts to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any foreign, federal, state, county, local or other governmental or regulatory body or the consent of any other person required to be obtained or made by any party in connection with this Agreement or any action contemplated hereby.

                                                6.6  Reserved.

                                                6.7  Post Closing Covenants of Parent and the Surviving Company.  From and after the Closing until all installments of the Earn-Out Payments have been paid in full to the Stockholders (the “Final Payment Date”), Parent agrees that it shall cause the business of the Surviving Company or its successor entity, if any, to be operated as a separate entity and further agrees that the Surviving Company or its successor entity, if any, shall:

                                                (a)                                  observe all Delaware corporate laws and organizational formalities in all material respects in order to preserve, and take no action that would have the effect of eliminating, including a merger or consolidation, the Surviving Company’s separate corporate existence and maintain all of its books, records, financial statements and bank accounts separate from those of any other person;

                                                (b)                                 file its own tax returns, if any, as may be required under applicable law, to the extent (1) not part of a consolidated group filing a consolidated return or returns or (2) not treated as a division for tax purposes of another taxpayer, and pay any taxes so required to be paid under applicable law;

                                                (c)                                  conduct business in its own name and correct any known misunderstanding regarding its status as a separate entity;

                                                (d)                                 not relocate its principal offices from Tarrant County, Texas (or any county contiguous thereto);

                                                (e)                                  maintain and utilize separate stationery, invoices and checks bearing its own name;

                                                (f)                                    not commingle the funds and other assets of the Surviving Company with those of any person, and hold all of the Surviving Company’s assets in the Surviving Company’s own name; and

                                                (g)                                 cause Administaff to continue to provide employment benefits to the employees of the Company who continue their employment with the Surviving Company on terms that are no less favorable to the Surviving Company’s employees than those benefits currently provided to such employees under the Company’s relationship with Administaff immediately prior to the Closing.

ARTICLE VII.

POST-CLOSING COVENANTS OF THE CONTROLLING STOCKHOLDERS

                                                The covenants of the Controlling Stockholders set forth in this Article VII shall for all purposes be considered several (and not joint) obligations of the Controlling Stockholders.

                                                7.1  Confidential Information.

                                                (a)                                  For purposes of this Agreement, “Confidential Information” shall mean any proprietary information, pertaining to the Company’s past, present or prospective business secrets, methods or policies, earnings, finances, security holders, lenders, key employees, nature of services performed by the Company’s sales and maintenance personnel, quality control procedures or standards, procedures and methods of cost or installation of the Company’s products or components, information relating to arrangements with suppliers, the identity and requirements of arrangements with customers, and the type, volume or profitability of work for such customers, drawings, records, reports, documents, manuals, techniques, procedures, formulae, ratings, design information, data, statistics, trade secrets and all other information of any kind or character relating to the Company, whether or not reduced to writing.

                                                (b)                                 Each Controlling Stockholder acknowledges that such Controlling Stockholder has and may have access to Confidential Information and that such Confidential Information constitutes valuable, special and unique property of the Company, which at the Effective Time will become and constitute the Confidential Information of the Surviving Company. At no time for a period of two (2) years after Closing shall such Controlling Stockholder (i) use any Confidential Information in any manner adverse to the business interests of the Surviving Company, or (ii) disclose any such Confidential Information to any person or entity for any reason or purpose whatsoever (other than in the ordinary course of the Surviving Company’s business) without the written consent of the Surviving Company or Parent. Upon the request of the Surviving Company, each Controlling Stockholder shall deliver to the Surviving Company all letters, notes, computer disks, software, notebooks, reports and other materials, if any, which contain Confidential Information and which are in the possession or under the control of such Controlling Stockholder, whether or not prepared by such Controlling Stockholder.

                                                (c)                                  All records and documents embodying any Confidential Information or pertaining to the existing or contemplated scope of the Company’s or the Surviving Company’s business, which have been conceived, prepared or developed by a Controlling Stockholder in connection with his ownership interest in the Company, employment by the Company, the Surviving Company, or otherwise, either alone or with others (herein called “Work Product”), shall be the sole property of the Surviving Company. Upon request of the Surviving Company, such Controlling Stockholder shall deliver all Work Product to the Surviving Company.

                                                7.2  Agreement Not to Compete.  Each Controlling Stockholder agrees not to compete with the Business of the Company conducted by the Surviving Company after the Closing, in any geographic region where the Surviving Company conducts the Business, including any geographic region in which the Company conducted the Business, or otherwise operated or provided products or services prior to the Closing Date, for a period (the “Non-compete Period”) equal to two (2) years after the Closing Date; provided, however, that with respect to each Controlling Stockholder identified in Article VIII hereof who is executing an Employment Agreement in connection herewith, the restrictions of this section shall immediately terminate with respect to such Controlling Stockholder upon termination of the restrictions contained in Section 10 of the respective Employment Agreements. For purposes of this Agreement, (i) “Business” means any of the businesses described on Schedule 7.2; and (ii) “Compete” means direct participation and/or indirect participation as a partner, officer, director, employee, contractor, agent or shareholder (other than as a holder of less than ten percent (10%) of the outstanding capital stock of any corporation or other entity whose equity securities are traded on a national securities exchange) in any business or organization engaged in any aspect of the Business; provided, that Stockholder’s participation specifically relates to the activities of such business or organization that constitute engaging in the Business.

                                                7.3  Agreement Not to Solicit Customers and Employees.  Each Controlling Stockholder agrees that for a period equal to two (2) years after the Closing Date, such Controlling Stockholder shall not, either alone or on behalf of any business competing with the Business, directly or indirectly (i) solicit or induce, or in any manner attempt to solicit or induce any person employed by, or an agent of, the Company to terminate his employment or agency, as the case may be, with the Company, or (ii) solicit, divert or attempt to solicit or divert, or otherwise accept as a supplier or customer, any person, concern or entity that sells the Company’s products and services, furnishes products or services to, or receives products and services from, the Company, nor will he attempt to induce any such supplier or customer to cease being (or any prospective, supplier or customer not to become) a supplier or customer of the Company; provided, however, that with respect to each Controlling Stockholder identified in Article VIII hereof who is executing an Employment Agreement in connection herewith, the restrictions of this section shall immediately terminate with respect to such Controlling Stockholder upon termination of the restrictions contained in Sections 8 and 9 of the respective Employment Agreements.

                                                7.4  Dependent Covenants.  The covenants contained in Sections 7.2 and 7.3 are dependent and conditioned upon Parent’s continued performance of its obligations to pay the Earn-out Payments, and the payment of such Earn-Out Payments when due shall be considered for all purposes conditions precedent to Stockholders’ obligations under Sections 7.2 and 7.3. If a court of competent jurisdiction determines that Parent has breached its obligations to pay the Earn-out Payments, the Stockholders shall be relieved and fully released from any further obligations under Sections 7.2 and 7.3 (without limiting any other remedy or damages to which any Stockholder may be entitled). Likewise, if a court of competent jurisdiction determines that any Stockholder has breached his obligations under this Article VII, Parent shall be relieved and fully released from any obligations to pay the Earn-out Payments payable to that Stockholder who has breached his obligations under this Article VII (without limiting any other remedy or damages to which Parent may be entitled against such Stockholder), and in addition, Parent shall be entitled to offset against the Earn-out Payments due to any or all of the Stockholders, the aggregate amount of damages or losses, as determined by a court of competent jurisdiction (less the amounts by which Parent has been released from paying to the breaching Stockholder or Stockholders, and only to the extent such damages exceed the Earn-out Payments otherwise due to the breaching Stockholder), resulting from a breach by any of the Stockholders (without limiting any other remedy or damages to which Parent may be entitled against such Stockholder or Stockholders).

                                                7.5  Injunctive Relief.  In the event of a breach or threatened breach by any of the Stockholders of the provisions of this Article VII, the Company or Parent shall be entitled to seek an injunction to prevent irreparable injury to the Company or Parent. Nothing herein shall be construed as prohibiting the Company or Parent from pursuing any other remedies available to the Company or Parent for such breach or threatened breach, including the recovery of damages from such Stockholder.

                                                7.6  Stockholder Release.  Each of the Stockholders, in their capacity as Stockholders, hereby agrees to execute and deliver as of the Closing Date a release of the Company from any and all claims resulting from or related to any matter arising prior to the Closing Date, in the form of Exhibit C hereto.

                                                7.7  Employee Plan or Agreement.  Each Stockholder agrees that as of the Closing Date, any Employee Plan or any other plan or agreement to which such Stockholder is a party that would entitle such Stockholder to receive any benefit as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby, including any severance agreement or bonus plan, is hereby null and void as of the Closing Date. Notwithstanding the foregoing, nothing in this Section shall be deemed to release Parent from its obligations to cause the Surviving Company to maintain in force with Administaff on behalf of employees of the Company whose employment is continuing with the Surviving Company the employee benefit plan that was in place with the Company immediately before the Closing.

ARTICLE VIII.

CONDITIONS PRECEDENT

                                                8.1  Conditions Precedent to the Obligation of Merger Corp.  and Parent to Close. All obligations of Merger Corp. and Parent hereunder are subject to the fulfillment and satisfaction of each and every one of the following conditions on or prior to the Closing, any or all of which may be waived in whole or in part by Merger Corp. or Parent, provided that no such waiver shall be effective unless it is set forth in a writing executed by Merger Corp. or Parent:

                                                (a)  Representations and Warranties.  The representations and warranties of the Company and the Controlling Stockholders contained in this Agreement after giving effect to any update to the Schedules referenced in Article III or IV (i) that are not qualified by “materiality” or words of similar import shall have been true and correct in all material respects when made and shall be true, correct and complete in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date and (ii) that are qualified by “materiality” or words of similar import shall have been true, correct and complete when made and shall be true and correct as of the Closing Date.

                                                (b)  Compliance with Agreements and Conditions.  The Sellers shall have satisfied or performed and complied with, in all material respects, all of the covenants and agreements and all of the conditions required by this Agreement to be performed or complied with or satisfied by them at or prior to Closing.

                                                (c)  Certifications.  The Sellers shall have delivered at the Closing:

                                                (i)                                     A certificate from a responsible officer of the Company, dated the date of the Closing, certifying that the Company has obtained all requisite approvals to enter into this Agreement and each of the Related

Agreements to which it is party, and certifying in such detail as Merger Corp. may reasonably request as to the fulfillment and satisfaction of the conditions specified in Sections 8.1(a) and 8.1(b).

                                                (ii)                                  A certificate of a responsible officer of the Company, dated the date of the Closing, certifying as to the incumbency and genuineness of the signature of each officer of the Company executing this Agreement and the Related Agreements to which it is a party and certifying that attached thereto is a true, correct and complete copy of (A) the Company’s Certificate of Incorporation or similar document and good standing certificate certified by the Secretary of State of the State of Delaware and each state in which it is qualified as a foreign corporation to do business, each dated a recent date prior to the Closing Date, (B) the Company’s Bylaws or similar document as in effect on the Closing Date, and (C) resolutions of the Company’s board of directors approving and authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and that such resolutions have not been modified, rescinded or amended and are in full force and effect.

                                                (d)  Government Consents.  Other than the filing of the Certificate of Merger, Parent, Merger Corp. and the Company shall have received all requisite consents from any and all public or governmental authorities, bodies or agencies (including without limitation any quasi-governmental agencies or public corporations or self-regulatory bodies) or judicial authority having jurisdiction over the transactions contemplated hereby, or any part hereof.

                                                (e)  No Material Adverse Change.  Except for those items disclosed on Schedule 3.6, there shall have been no material adverse change in the financial condition, results of operations, business or assets of the Company since the date hereof, and no action shall have been instituted by any governmental authority or person (i) against a party hereto to restrain or prohibit the consummation of the transactions herein or (ii) which could reasonably be expected to have a material adverse effect on the Company.

                                                8.2.  Conditions Precedent to the Obligations of the Sellers to Close.  All obligations of the Sellers hereunder are subject to the fulfillment and satisfaction of each and every one of the following conditions on or prior to the Closing, any or all of which may be waived in whole or in part by the Sellers, provided that no such waiver shall be effective unless it is set forth in a writing executed by each of the Sellers:

                                                (a)  Representations and Warranties.  The representations and warranties parent and Merger Corp. contained in this Agreement after giving effect to the update of any Schedules referenced in Article V (i) that are not qualified by “materiality” or words of similar import shall have been true and correct in all material respects when made and shall be true, correct and complete in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date and (ii) that are qualified by “materiality” or words of similar import shall have been true and correct when made and shall be true, correct and complete as of the Closing Date.

                                                (b)  Compliance with Agreements and Conditions.  Merger Corp. and Parent shall have performed and complied with all agreements and conditions required hereby to be performed or complied with by Merger Corp. or Parent prior to or on the date of the Closing.

                                                (c)  Certifications.

                                                (i)                                     Parent and Merger Corp. shall have delivered to Seller a certificate executed by one of their respective officers, dated the date of the Closing, certifying in such detail as the Company may reasonably request as to the fulfillment and satisfaction of the conditions specified in Sections 8.2(a) and 8.2(b).

                                                (ii)                                  Certificate of responsible officers of Parent and Merger Corp., dated the date of the Closing, certifying as to the incumbency and genuineness of the signatures of each officer executing this Agreement and the Related Agreements to which each is a party and certifying that attached thereto is a true, correct and complete copy of (A) Parent’s and Merger Corp.’s Certificate of Incorporation or similar documents and good standing certificates certified by the Secretary of State of the State of Delaware and each state in which it is qualified as a foreign corporation to do business, each dated a recent date prior to the Closing Date, (B) Parent’s and Merger Corp.’s Bylaws or similar documents as in effect on the Closing Date, and (C) resolutions of Parent’s and Merger Corp.’s boards of directors approving and authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and that such resolutions have not been modified, rescinded or amended and are in full force and effect.

                (d)  Charter Amendment.  The stockholders of Parent shall have approved (and there shall have been filed with the Secretary of State of the State of Delaware) an amendment to the Certificate of Incorporation of Parent, increasing the authorized capital of Parent to 400,000,000 shares of Parent Common Stock.

                (e)  No Material Adverse Change.  There shall have been no material adverse change in the financial condition, results of operations, business or assets of Parent since the date hereof, and no action shall have been instituted by any governmental authority or person (i) against a party hereto to restrain or prohibit the consummation of the transactions herein or (ii) which could reasonably be expected to have a material adverse effect on Parent or Merger Corp.

ARTICLE IX.

CLOSING DELIVERIES

                9.1  Closing Deliveries of Parent and Merger Corp.  On the Closing Date, Parent and/or Merger Corp. shall deliver or pay, as applicable, the following in accordance with the applicable provisions of this Agreement:

                (a)  Closing Payments.  Parent shall pay to the Stockholder’s Representative, the Escrow Agent, the Company and the other appropriate payees, by wire transfers of immediately available funds, the payments and transfers required to be made by Parent under Sections 1.7, 1.12 and 2.2.

                (b)  Registration Rights Agreement.  Parent shall execute and deliver to the Stockholders’ Representative the Registration Rights Agreement in the form attached hereto as Exhibit B.

                (c)  Employment Agreements.  Merger Corp. shall sign and deliver to Mark J. O’Neill, Walter J. Hesse, Robert R. Walters, A. J. McDanal, III and Don H. Spears the Employment Agreements attached hereto as Exhibits D-1 through D-5.

                (d)  Parent Release.  Parent shall execute and deliver to the Stockholders’ Representative the Parent Release in the form attached hereto as Exhibit E.

                (e)  Escrow Agreement.  Parent shall execute and deliver to the Stockholders’ Representative the Escrow Agreement in the form attached hereto as Exhibit F.

                9.2  Closing Deliveries of the Sellers.  On the Closing Date, the Company shall deliver or pay, as applicable, the following in accordance with the applicable provisions of this Agreement:

                (a)  Delivery of Source Code and Technical Documentation.  The Company shall deliver to Merger Corp. complete and correct copies of all source code, all user and technical documentation related to all research, products and services of, or contemplated by, the Company.

                (b)  Payment of Intercompany Debts.  The Stockholders and each officer and director of the Company shall pay (or shall have paid) to the Company any amounts owed by such person to the Company.

                (c)  Employment Agreements.  Mark J. O’Neill, Walter J. Hesse, Robert R. Walters, A. J. McDanal, III and Don H. Spears shall execute and deliver to Parent the Employment Agreements in the forms attached hereto as Exhibits D-1 through D-5.

                (d)  Stockholder Releases.  Each of the Stockholders shall execute and deliver to the Company and Parent duplicate counterparts of a Release, dated the Closing Date, in the form of Exhibit C.

                (e)  Payment of Finders’ Fee.  The Stockholders’ Representative shall pay all fees due to the Company’s finder in connection with the transactions contemplated hereby.

                9.3  Certificate of Merger.  Pursuant to Section 1.2, the Company, Parent and Merger Corp. shall cause the Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Delaware.

ARTICLE X.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS

                10.1  Survival of Representations and Warranties and Covenants.  Notwithstanding any right of Parent on the one hand to fully investigate the affairs of the Company, and any right of the Stockholders to fully investigate Parent, on the other hand, and notwithstanding any knowledge of facts determined or determinable by either Parent or the Stockholders pursuant to such respective investigation or right of investigation, Parent, on the one hand, and the Stockholders on the other hand, each has the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any document delivered hereunder, or in connection herewith or any of its representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder, and all such representations, warranties, covenants and agreements shall thereafter terminate and expire with respect to any theretofore unasserted claim one (1) year following the Closing Date (and no claim for indemnification shall thereafter be made arising from any breaches of any such representations, warranties, covenants and agreements), except that:

                (a)           the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, 3.9, 3.30, 3.34, 4.1, and 4.2 and in Sections 5.1, 5.2, and 5.4 shall terminate upon the expiration of all applicable statutes of limitation; and

                (b)           the covenants in Article II, Article VI and Article VII of this Agreement shall survive the Closing indefinitely, except that in the case of any specific Section that specifies a shorter time period, such Section shall only survive for such shorter time period as provided therein.

ARTICLE XI.

INDEMNIFICATION

                11.1  Obligation of the Stockholders to Indemnify.  Subject to the limitations and expiration dates contained in Article X and this Article XI, the Stockholders, jointly and severally, shall indemnify, defend and hold harmless Parent and its directors, officers, controlling persons, employees, agents, representatives, affiliates and assigns from and against (i) any loss, liability, damage, deficiency, cost, penalty or expense (including interest, penalties and reasonable attorneys’ fees and disbursements and costs of investigating and defending against lawsuits, complaints, actions or other pending or threatened litigation) based upon, arising out of or otherwise due or attributable to any breach of any representation, warranty, covenant (including the post-closing covenants in Article VI and Article VII of this Agreement) or agreement of the Sellers contained in this Agreement or in any of the documents attached hereto as an Exhibit or any certificate delivered in connection with the transactions contemplated herein, and (ii) any liability or obligation of the Company arising from (a) the conduct of the business prior to the Closing in violation of the Company’s covenants contained herein, (b) a wrongful breach or default by the Company prior to Closing under any contract or other agreement, which breach or default is in violation of the Company’s covenants contained herein or (c) any tortious conduct by the Company prior to Closing, in each case, to the extent not reflected on the Closing Balance Sheet or otherwise disclosed therein or pursuant hereto (collectively, “Parent Indemnified Losses”).

                11.2  Obligation of Parent to Indemnify.  Subject to the limitations and expiration dates contained in Article X and Article XI hereof, Parent shall indemnify, defend and hold harmless the Stockholders, and their respective agents, representatives, affiliates and assigns from and against from and against (i) any loss, liability, damage, deficiency, cost, penalty or expense (including interest, penalties and reasonable attorneys’ fees and disbursements and costs of investigating and defending against lawsuits, complaints, actions or other pending or threatened litigation) based upon, arising out of or otherwise due or attributable to any breach of any representation, warranty, covenant (including the post-closing covenants in Article II, Article VI and Article VII of this Agreement) or agreement of Parent or Merger Corp. contained in this Agreement or in any of the documents attached hereto as an Exhibit or any certificate delivered in connection with the transactions contemplated herein; and (ii) any liability or obligation of Surviving Company or Parent arising from (a) the conduct of the business after the Closing, (b) a breach or default by the Surviving Company or Parent after the Closing under any contract or other agreement, which breach or default is in violation of the Company’s covenants contained herein or (c) any tortious conduct by Surviving Company or Parent after the Closing (collectively, the “Stockholder Indemnified Losses” and collectively with Parent Indemnified Losses, the “Losses”).

                11.3  Notice of Claims.  If a claim for Losses (a “Claim”) is to be made by a party entitled to indemnification hereunder (the “Indemnified Party”) against any other party (the “Indemnifying Party”), the Indemnified Party will give written notice (a “Claim Notice”) to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to such Claim for which indemnification may be sought under this

Article XI. If any lawsuit or enforcement action is filed against an Indemnified Party, written notice thereof will be given to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons). The failure of any Indemnified Party to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party demonstrates actual damage caused by such failure.

                11.4  Defense Against Third Party Claims.  After a Claims Notice with respect to a Claim brought by a third party has been given, if the Indemnifying Party provides notice in writing to the Indemnified Party that the Indemnifying Party elects to assume the defense, at its expense, in accordance with this Article XI, then the Indemnifying Party will be entitled, if it so elects, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same (unless the named parties to such action or proceeding include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, in which event the Indemnified Party will be entitled at the Indemnifying Party’s cost, risk and expense, to separate counsel of its own choosing reasonably satisfactory to the Indemnifying Party) and (iii) to compromise or settle such claim, which compromise or settlement will be made only with the written consent of the Indemnified Party (such consent not to be unreasonably withheld) unless the proposed settlement involves no significant relief other than the payment of money damages by the Indemnifying Party. If the Indemnifying Party fails to assume the defense of such claim within thirty (30) calendar days after receipt of the Claim Notice, the Indemnified Party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Indemnifying Party; provided, however, that such Claim will not be compromised or settled without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld. If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

                11.5  Net of Insurance Recoveries.  The amount of Losses required to be paid by any Indemnifying Party to any Indemnified Party pursuant to this Section 11.5 will be reduced to the extent of any amounts actually received by the Indemnified Party after the Closing Date pursuant to the terms of the insurance policies (if any) covering such claim.

                11.6  Net of Tax Recoveries.  The amount of Losses required to be paid by an Indemnifying Party to any Indemnified Party pursuant to this Article XI will be reduced by the amount of any federal, state or local Tax benefit actually realized by the Indemnified Party as a result of such Claim, provided that such reduced amount will be increased by the amount of any such taxes actually payable by Indemnified Party as a result of the payment to the Indemnified Party of Losses for such claim (the net reduction is hereinafter referred to in this paragraph as the “Claim Reduction Amount”). The Claim Reduction Amount will be calculated by the Indemnified Party on a present value basis using the appropriate applicable federal rate for the month that the claim will be paid as specified under Section 1274(d) of the Code. Any factual assumptions, Tax rate assumptions, assumptions relating to the appropriate applicable federal rate, or assumptions relating to the appropriate Tax treatment of a particular item will be made by the Indemnified Party. The Indemnified Party will supply to the Indemnifying Party such information as the Indemnifying Party may reasonably request to support the Indemnified Party’s assumptions and calculations. If the Indemnifying Party believes that the overall calculation is unreasonable, the Parties will submit the issue to an independent public accounting firm of recognized national standing mutually agreeable to the Parties for determination as to whether such calculation is in fact reasonable on an overall basis. If such firm determines that the calculation is not reasonable, such firm will modify whichever assumptions it deems necessary to make the overall calculation reasonable. The determinations of such firm will be final and conclusive as to any dispute regarding the Claim Reduction Amount. The costs and expenses of such firm in connection with its determinations pursuant to this paragraph will be borne equally by the Parties. Each Party will be solely responsible for all other costs and expenses incurred by such Party pursuant to this paragraph.

                11.7  Materiality Qualifiers.  In determining whether a representation, warranty or covenant in this Agreement has been breached where such representation, warranty or covenant is modified by the words “material,” “material adverse effect,” “material adverse change,” or other words of similar import, such words or cases will be deemed to refer to an event or status (or series of related events or status) causing Losses in excess of $10,000 for each such event or status, or related events or status.

                11.8  Consequential Damages.  A person who is or would be an Indemnifying Party shall not be liable for any consequential, incidental, punitive or special damages of an Indemnified Party with respect to any breach of this Agreement, except that an Indemnifying Party shall be responsible for indemnifying an Indemnified Party for any consequential, incidental, punitive or special damages awarded against an Indemnified Party in any third party action if within the scope of an Indemnifying Party’s indemnification obligation.

                11.9  Reserved.

                11.10  Discovery of Breach.  If before the Closing Date a party discovers that another party has breached this Agreement, such discovery shall neither prevent such party from seeking damages for such breach nor decrease nor mitigate such damages if such party still closes the transactions contemplated by this Agreement.

                11.11  Maximum Liability and Claim Limitation.  Parent shall not be liable for any Claim for Losses with respect to a breach of Parent’s representations and warranties under this Agreement, to the extent of such Losses in excess of $500,000 (the “Indemnity Cap”). Similarly, the Stockholders shall not be liable, either individually or jointly, for any Claim for Losses under this Agreement to the extent of such Losses in excess of the Indemnity Cap. Notwithstanding the foregoing, the Indemnity Cap shall not apply with respect to any Claims for Losses caused by any fraudulent or criminal activity on the part of any of the Indemnifying Parties or any breaches of representations, warranties and covenants set forth in Article II, Sections 3.1, 3.2, 3.3, 3.9, 3.30, 4.1, 4.2, 5.1, 5.2, 5.4, 6.7 and Article VII.

                11.12  Offset; Release of Holdback Amount.

                (a)           If the Stockholders are required to indemnify Parent for Losses (an “Obligation”) in accordance with this Article XI, or its officers, directors, affiliates, controlling persons, employees, agents or representatives, Parent shall apply the Holdback Amount to satisfy such Obligations.

                (b)           If Parent delivers to the Stockholders a Claim Notice, then Parent’s Claim Notice shall specifically state the amount of the Claim and that such amount will be applied against the Holdback Amount as provided in this Section 11.12. If the Stockholders dispute the basis for liability or the amount of the Claim, then the Stockholders shall deliver to Parent a written notice (a “Dispute Notice”) setting forth the basis for the Stockholders’ dispute of the Claim. If no mutual agreement has been reached within ten (10) days following the Stockholders’ delivery of a Dispute Notice, then funds in the amount of damages stated in the Claim Notice shall remain held in escrow, regardless of the expiration of the Holding Period, pending the resolution of the Claim.

                (c)           Upon the expiration of the Holding Period, the Holdback Amount less any amounts applied to satisfy Claims of Parent or held pending resolution of any Claims, shall be paid to the Stockholders’ Representative. Any portion of the Holdback Amount remaining in escrow after the expiration of the Holding Period shall be paid to the Stockholders’ Representative after final resolution and payment to Parent, if any, of all Claims.

                11.13  Limitation on Indemnification.  Anything in this Agreement to the contrary notwithstanding, no indemnification payment shall be made pursuant to either Section 11.1 or 11.2 hereof except to the extent that the amounts which would otherwise be payable under either Section 11.1 or 11.2 hereof aggregate at least $10,000, at which point the Stockholders or Parent, as the case may be, shall be liable for all amounts in excess of such amount subject to the limitations of Section 11.11; provided, however, that losses resulting from inaccuracies, breaches or liabilities of or relating to Section 3.7 hereof shall not be subject to this limitation.

                11.14  Liability of Individual Stockholders.  Except in the event of fraudulent or criminal activity, or intentional misconduct, no Stockholder shall be liable, for any reason, for any Claim for Losses in excess of the Merger Consideration received by such Stockholder.

                11.15  Use of Merger Consideration to Satisfy Indemnification Claims.  In the event that any Stockholder is determined to be liable for any Claim for Losses and such liability is not subject to the Indemnity Cap and is not satisfied out of the Holdback Amount, such liability shall be subject to the limitations contained in Section 11.14. Furthermore, such Stockholder shall be entitled, as a means of satisfying such liability, to deliver to Parent, in satisfaction of such claim, shares of Common Stock Consideration received by such Stockholder pursuant to Section 1.7, which shares shall be valued, for purposes of satisfying such liability, on the greater of (a) the Consideration Price used in determining the number of shares issuable at the Effective Time pursuant to Section 1.7 or (b) the average of the daily closing prices for shares of Parent Common Stock for the 10 consecutive full trading days ending at the close of trading on the day before the day on which such shares are being remitted.

ARTICLE XII.

TERMINATION

                12.1  Termination.  In addition to the provisions regarding termination set forth elsewhere herein, this Agreement and the transactions contemplated hereby may be terminated at any time on or before the Closing Date:

                (a)           by mutual consent of the Company and Parent;

                (b)           by Parent if there has been a material misrepresentation or breach of warranty in the representations and warranties of the Company and the Controlling Stockholders set forth herein or a failure to perform in any material respect a covenant on the part of the Company or the Controlling Stockholders with respect to their representations, warranties and covenants set forth in this Agreement;

                (c)           by the Company if there has been a material misrepresentation or breach of warranty in the representations and warranties of Parent and Merger Corp. set forth herein or a failure to perform in any material respect a covenant on the part of Purchaser or Merger Corp. with respect to their representations, warranties and covenants set forth in this Agreement;

                (d)           by either Parent or the Company if the transactions contemplated by this Agreement have not been consummated by January 31, 2008, unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants, agreements, and conditions hereof to be performed or observed by it at or before the Closing Date; or

                (e)           by either the Company or Parent if the transactions contemplated hereby violate any nonappealable final order, decree, or judgment of any court or Governmental Body having competent jurisdiction.

                12.2  Break Up Fee.  Parent has delivered $500,000 in cash to Hallett & Perrin, P.C., counsel to the Company, which amount is held by such firm in its trust account for the benefit of the Stockholders (the “Break-Up Fee”) under the terms of a Letter of Intent, dated as of May 25, 2007, as amended, between the Company and Parent (the “Letter of Intent”). In consideration of the Company’s agreement to extend the exclusivity period described in Section II.2 of the Letter of Intent from October 15, 2007 to January 31, 2008, Parent hereby authorizes Hallett & Perrin, P.C. to release the Break-Up Fee to the Company for distribution to the Stockholders.

ARTICLE XIII.

MISCELLANEOUS

                13.1  Certain Definitions.  As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

                (a)           “affiliate”, with respect to any person, means and includes any other person controlling, controlled by or under common control with such person. For purposes of this Agreement, EMCORE Corporation shall be considered an affiliate of Parent.

                (b)           “contracts and other agreements” means and includes all contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, commitments or other binding arrangements, express or implied.

                (c)           “lien or other encumbrance” means and includes any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, or any other encumbrance, restriction or limitation whatsoever.

                (d)           “knowledge” (or derivations thereof) means (a) when used with respect to the Controlling Stockholders or the Company or collectively as the Sellers, the actual, current knowledge of any of the Controlling Stockholders or any of the Company’s senior management, as applicable, after reasonable inquiry or investigation and (b) when used with respect to Parent, the actual, current knowledge after reasonable inquiry or investigation of Parent’s senior management.

                (e)           “person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

                (f)            “property” means real, personal or mixed property, tangible or intangible.

                13.2  Publicity.  No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued without advance approval of the form and substance thereof by Parent or the Company.

                13.3  Notices.  Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, and shall be deemed given when so delivered personally or sent by facsimile transmission or if mailed, four days after the date of mailing, as follows:

(i)	if to Parent, to:

Worldwater and Solar Technologies Corp.
200 Ludlow Drive
Ewing, New Jersey 08638
Attention: Quentin T. Kelly, Chief Executive Officer
Fax: (609) 818-0720

with a copy, which shall not constitute notice, to:

Salvo Landau Gruen & Rogers
510 Township Line Road, Ste 150
Blue Bell, Pennsylvania 19422
Attention: Stephen A. Salvo, Esq.
Fax: (215) 653-0383

(ii)	if to Merger Corp., to:

WorldWater Merger Corp.
c/o Worldwater and Solar Technologies Corp.
200 Ludlow Drive
Ewing, New Jersey 08638
Attention: Quentin T. Kelly, Chief Executive Officer
Fax: 609.818.0720

with a copy, which shall not constitute notice, to:

Salvo Landau Gruen & Rogers
510 Township Line Road, Ste 150
Blue Bell, Pennsylvania 19422
Attention: Stephen A. Salvo, Esq.
Fax: (215) 653-0383

(iii)	if to the Stockholders, to:

The Stockholders’ Representative
c/o ENTECH, Inc.
1077 Chisolm Trail
Keller, Texas 76248
Attention:
Fax: (817) 379-0300

with copies, which shall not constitute notice, to:

Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
Attention: Timothy R. Vaughan, Esq.
Fax: (214) 922-4193

and

ENTECH, Inc.
1077 Chisolm Trail
Keller, Texas 76248
Attention:
Fax: (817) 379-0300

(iv) if to the Company, to:

ENTECH, Inc.
1077 Chisolm Trail
Keller, Texas 76248
Attention:
Fax: (817) 379-0300

with a copy, which shall not constitute notice, to:

Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, Texas 75201
Attention: Timothy R. Vaughan, Esq.
Fax: (214) 922-4193

                Any party may by notice given in accordance with this Section 13.3 to the other parties designate another address or person for receipt of notices hereunder.

                13.4  Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto) and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the purchase of the Shares and related transactions, and supersede all prior agreements, written or oral, with respect thereto.

                13.5  Waivers and Amendments.  This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

                13.6  Assignment.  This Agreement is not assignable except by operation of law except that Parent may assign any or all of its rights, together with its obligations hereunder, to any of its affiliates or to any successor to all or a portion of the assets of Parent.

                13.7  Interpretation.  All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretations of this Agreement. The word “including” (in its various forms) means “including, without limitation.” All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

                13.8  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                13.9  Exhibits and Schedules.  The Exhibits and Schedules to this Agreement are a part of this Agreement as if set forth in full herein.

                13.10  Choice of Law.  THE PARTIES HERETO HEREBY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE APPLY UNDER THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

[SIGNATURE PAGES FOLLOW]

                IN WITNESS WHEREOF, the parties are signing this Agreement on the date set forth in the introductory clause.

WORLDWATER & SOLAR TECHNOLOGIES CORP.

By	/s/ Quentin T. Kelly
Name:	Quentin T. Kelly
Title:	Chief Executive Officer

WORLDWATER MERGER CORP.

By	/s/ Quentin T. Kelly
Name:	Quentin T. Kelly
Title:	Chief Executive Officer

ENTECH, INC.

By	/s/ Walter J. Hesse
Name:	Walter J. Hesse
Title:	Chief Executive Officer

STOCKHOLDERS:

/s/ Donald E. Sable, II
Donald E. Sable, II

/s/ Jeanne Sable McClung
Jeanne Sable McClung

/s/ Walter J. Hesse
Walter J. Hesse

/s/ Mark J. O’Neill
Mark J. O’Neill

/s/ Robert R. Walters
Robert R. Walters

Signature Page to Stock Purchase Agreement

/s/ A.J. McDanal III
A.J. McDanal III

/s/ Jeffrey L. Perry
Jeffrey L. Perry

/s/ Mary G. Hesse
Mary G. Hesse

/s/ J. David Watson
J. David Watson

/s/ Sharon L. McClung
Sharon L. McClung

/s/ Mark C. Jackson
Mark C. Jackson

/s/ Court-Designated Heirs of George C. Callow
Court-Designated Heirs of George C. Callow

/s/ Don H. Spears
Don H. Spears

/s/ Robby D. Sims
Robby D. Sims

Signature Page to Stock Purchase Agreement

APPENDIX D

WORLDWATER & SOLAR TECHNOLOGIES CORP.

FIFTH AMENDMENT AND RESTATEMENT OF

1999 INCENTIVE STOCK OPTION PLAN

ARTICLE I

Establishment, Purpose, and Duration

1.1  Establishment of the Plan.  WorldWater & Solar Technologies Corp., a Delaware corporation (the “Company”), hereby establishes an incentive compensation plan for the Company and its subsidiaries to be known as the “Fifth Amendment and Restatement of 1999 Incentive Stock Plan”, as set forth in this document. Unless otherwise defined herein, all capitalized terms shall have the meanings set forth in Section 2.1 herein. The Plan permits the grant of Incentive Stock Options, Non-qualified Stock Options and Restricted Stock.

The Plan was adopted by the Board of Directors of the Company on April 30, 1999, and became effective on June 17, 1999 (the “Effective Date”). The Plan was amended in June 2001, in June 2003, in June 2004, in September 2006 and in July 2007.

1.2  Purpose of the Plan.  The purpose of the Plan is to promote the success of the Company and its subsidiaries by providing incentives to Key Employees that will promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. The Plan is designed to provide flexibility to the Company including its subsidiaries, in its ability to motivate, attract, and retain the services of Key Employees upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

1.3  Duration of the Plan.  The Plan shall commence on the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article XI herein, until June 16, 2009, at which time it shall terminate except with respect to Awards made prior to, and outstanding on, that date which shall remain valid in accordance with their terms.

ARTICLE II

Definitions

2.1  Definitions.  Except as otherwise defined in the Plan, the following terms shall have the meanings set forth below:

a.             “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.             “Agreement” means a written agreement implementing the grant of each Award signed by an authorized officer of the Company and by the Participant.

c.             “Award” means, individually or collectively, a grant under this Plan of Incentive Stock Options, Non-qualified Stock Options and Restricted Stock.

d.             “Award Date” or “Grant Date” means the date on which an Award is made by the Committee under this Plan.

e.             “Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

f.              “Board” or “Board of Directors” means the Board of Directors of the Company, unless otherwise indicated.

g.             “Change in Control” shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i)            any Person (other than the Company, any Subsidiary, a trustee or other fiduciary holding securities under any employee benefit plan of the Company, or its Subsidiaries), who or which, together with all Affiliates and Associates of such Person, is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company’s then outstanding securities; or (ii) if, at any time after the Effective Date, the composition of the Board of Directors of the Company shall change such that a majority of the Board of the Company shall no longer consist of Continuing Directors; or (iii) if at any time, (1) the Company shall consolidate with, or merge with, any other Person and the Company shall not be the continuing or surviving corporation, (2) any Person shall consolidate with or merge with the Company, and the Company shall be the continuing or surviving corporation and, in connection therewith, all or part of the outstanding Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (3) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a subsidiary of any other Person, or (4) the Company shall sell or otherwise transfer 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons.

h.             “Code” means the Internal Revenue Code of 1986, as amended from time to time.

i.              “Committee” means the Board of Directors of the Company or committee established by the Board to administer the Plan pursuant to Article III herein, all of the members of which shall be “non-employee directors” as defined in Rule 16b-3, as amended, under the Exchange Act or any similar or successor rule. There shall be no fewer than two, nor more than five, members on the Committee. Unless otherwise determined by the Board of Directors of the Company, the Compensation Committee shall constitute the Committee.

j.              “Company” means WorldWater & Solar Technologies Corp., or any successor thereto as provided in Article XIII herein.

k.             “Continuing Director” means an individual who was a member of the Board of Directors of the Company on the Effective Date or whose subsequent nomination for election or re-election to the Board of Directors of the Company was recommended or approved by the affirmative vote of two-thirds of the Continuing Directors then in office.

l.              “Exchange Act” means the Securities Exchange Act of 1934, as amended.

m.            “Fair Market Value” of a Share means the fair market value as determined pursuant to a reasonable method adopted by the Committee in good faith for such purpose.

n.             “Incentive Stock Option” or “ISO” means an option to purchase Stock, granted under Article VI herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422A of the Code.

o.             “Key Employee” means an officer or other key employee of the Company or its Subsidiaries, who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its Subsidiaries.

p.             “Non-qualified Stock Option” or “NQSO” means an option to purchase Stock, granted under Article VI herein, which is not intended to be an Incentive Stock Option.

q.             “Option” means an Incentive Stock Option or a Non-qualified Stock Option.

r.              “Participant” means a Key Employee who is granted an Award under the Plan.

s.             “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is restricted, pursuant to Article VIII herein.

t.              “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d).

u.             “Plan” means the Amended WorldWater Corp. 1999 Incentive Stock Plan, as described and as hereafter from time to time amended.

v.             “Related Option” means an Option with respect to which a Stock Appreciation Right has been granted.

w.            “Restricted Stock” means an Award of Stock granted to a Participant pursuant to Article VII herein.

x.             “Stock” or “Shares” means the common stock of the Company.

y.             “Subsidiary” shall mean a corporation at least 50% of the total combined voting power of all classes of stock of which is owned by the Company, either directly or through one or more of its Subsidiaries.

ARTICLE III

Administration

3.1  The Committee.  Except as otherwise reserved for consideration and approval by the Board of Directors, the Plan shall be administered by the Committee which shall have all powers necessary or desirable for such administration.

(a)           Subject to the provisions of the Plan, the Committee shall have the following plenary powers: (i) to establish, amend or waive rules or regulations for the Plan’s administration; (ii) except in those instances in which a dispute arises, to construe and interpret the Agreements and the Plan; and (iii) to make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

(b)           (1) Subject to the provisions of the Plan, the Committee shall have the following qualified powers that shall be subject to approval, amendment and modification by the Board of Directors: (i) to determine the terms and conditions upon which the Awards may be made and exercised; (ii) to determine all terms and provisions of each Agreement, which need not be identical; (iii) to construe and interpret the Agreements and the Plan in the event of a dispute between the Participant and the Committee; and (iv) to accelerate the exercisability of any Award or the termination of any Period of Restriction.

(2)           In approving the Committee’s determinations or other recommendations under (b)(1), the Board of Directors may make such amendments, modifications or qualifications as it deems in the best interest of the Company, and the Board shall provide specific instructions to the Committee for implementation of the same.

(3)           In its sole discretion, the Board of Directors may waive by resolution one or more of its approval rights under (b)(1) and authorize the Committee to proceed without seeking further approvals either on a case by case basis or permanently until further notice from the Board. Such waiver shall be communicated in writing to the Committee which shall maintain a permanent record of such waiver(s).

(c)           The express grant in this Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee, except as otherwise stated in paragraph 3.1(b).

3.2  Selection of Participants.  The Committee shall have the authority to grant Awards under the Plan, from time to time, to such Key Employees as may be selected by it. Each Award shall be evidenced by an Agreement.

3.3  Decisions Binding.  All determinations and decisions made by the Board or the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding.

3.4  Rule 16b-3 Requirements.  Notwithstanding any other provision of the Plan, the Board or the Committee may impose such conditions on any Award, and amend the Plan in any such respects, as may be required to satisfy the requirements of Rule 16b-3, as amended (or any successor or similar rule), under the Exchange Act.

3.5  Indemnification of Committee.  In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted or made hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company and its Subsidiaries.

3.6  Certain Determinations.  In connection with the Committee’s good faith determination of “Fair Market Value” as required herein, the Committee may, as guidance, take into consideration the book value of the Common Stock of the Company, the relationship between the traded price and book value of shares for financial institutions of similar size and similar operating results to the Company and its subsidiary bank, any reasonably recent trades of the Common Stock of the Company brought to the attention of the Committee and such additional relevant information as the Committee in its judgment deems necessary. In its sole discretion, the Committee may, but is not obligated to, consult with and/or engage an investment banker or other appropriate advisor to advise the Committee in connection with its good faith determination of “Fair Market Value” herein.

ARTICLE IV

Stock Subject to the Plan

                4.1  Number of Shares.  Subject to adjustment as provided in Section 4.3 herein, the maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan shall not exceed 50,000,000. No more than one-third of the aggregate number of such Shares shall be issued in connection with Restricted Stock Awards. Except as provided in Sections 4.2 herein, the issuance of Shares in connection with the exercise of, or as other payment for Awards, under the Plan shall reduce the number of Shares available for future Awards under the Plan.

                4.2  Lapsed Awards or Forfeited Shares.  If any Award granted under this Plan (for which no material benefits of ownership have been received, including dividends) terminates, expires, or lapses for any reason other than by virtue of exercise of the Award, or if Shares issued pursuant to Awards (for which no material benefits of ownership have been received, including dividends) are forfeited, any Stock subject to such Award again shall be available for the grant of an Award under the Plan.

                4.3  Capital Adjustments.  The number and class of Shares subject to each outstanding Award, the Option Price and the aggregate number and class of Shares for which Awards thereafter may be made shall be subject to such adjustment, if any, as the Committee in its sole discretion deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Company.

ARTICLE V

Eligibility

                Persons eligible to participate in the Plan include all employees of the Company and its Subsidiaries who, in the opinion of the Committee, are Key Employees, and directors and consultants.

ARTICLE VI

Stock Options

                6.1  Grant of Options.  Subject to the terms and provisions of the Plan, Options may be granted to Key Employees at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Shares subject to Options granted to each Participant, provided, however, that the aggregate Fair Market Value (determined at the time the Award is made) of Shares with respect to which any Participant may first exercise ISOs granted under the Plan during any calendar year may not exceed $100,000 or such amount as shall be specified in Section 422A of the Code and rules and regulation thereunder.

                6.2  Option Agreement.  Each Option grant shall be evidenced by an Agreement that shall specify the type of Option granted, the Option Price (as hereinafter defined), the duration of the Option, the number of Shares to which the Option pertains, any conditions imposed upon the exercisability of Options in the event of retirement, death, disability or other termination of employment, and such other provisions as the Committee shall determine. The Agreement shall specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422A of the Code, or Nonqualified Stock Option not intended to be within the provisions of Section 422A of the Code.

                6.3  Option Price.  The exercise price per share of Stock covered by an Option (“Option Price”) shall be determined by the Committee subject to the following limitations. The Option Price shall not be less than 100% of the Fair Market Value of such Stock on the Grant Date. An ISO granted to an employee who, at the time of grant, owns (within the meaning of Section 425(d) of the Code) Stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company, shall have an Option Price which is at least equal to 110% of the Fair Market Value of the Stock.

                6.4  Duration of Options.  Each Option shall expire at such time as the Committee shall determine at the time of grant provided, however, that no ISO shall be exercisable later than the tenth (10th) anniversary date of its Award Date.

                6.5  Exercisability.  Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine, which need not be the same for all Participants. No Option, however, shall be exercisable until the expiration of at least six months after the Award Date, except that such limitation shall not apply in the case of death or disability of the Participant.

                6.6  Method of Exercise.  Options shall be exercised by the delivery of a written notice to the Company in the form prescribed by the Committee setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Option Price shall be payable to the Company in full either in cash, by delivery of Shares of Stock valued at Fair Market Value at the time of exercise, delivery of a promissory note (in the Committee’s discretion) or by a combination of the foregoing. As soon as practicable, after receipt of written notice and payment, the Company shall deliver to the Participant, stock certificates in an appropriate amount based upon the number of Options exercised, issued in the Participant’s name. No Participant who is awarded Options shall have rights as a shareholder until the date of exercise of the Options.

                6.7  Restrictions on Stock Transferability.  The Committee shall impose such restrictions on any Shares acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under the applicable Federal securities law, under the requirements of the National Association of Securities Dealers, Inc. or any stock exchange upon which such Shares are then listed and under any blue sky or state securities laws applicable to such Shares.

                6.8  Nontransferability of Options.  No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

ARTICLE VII

Restricted Stock

                7.1  Grant of Restricted Stock.  Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. Participants receiving Restricted Stock Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services.

                7.2  Restricted Stock Agreement.  Each Restricted Stock grant shall be evidenced by an Agreement that shall specify the Period of Restriction, the number of Restricted Stock Shares granted, and such other provisions as the Committee shall determine.

                7.3  Transferability.  Except as provided in this Article VII and subject to the limitation in the next sentence, the Shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or upon earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Agreement. No shares of Restricted Stock shall be sold until the expiration of at least six months after the Award Date, except that such limitation shall not apply in the case of death or disability of the Participant. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

                7.4  Other Restrictions.  The Committee shall impose such other restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

                7.5  Certificate Legend.  In addition to any legends placed on certificates pursuant to Section 7.4 herein, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

“The sale or other transfer of the Shares of Stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in the 1999 Incentive Stock Plan of WorldWater Corp., in the rules and administrative procedures adopted pursuant to such Plan, and in an Agreement dated June 16, 1999. A copy of the Plan, such rules and procedures, and such Restricted Stock Agreement may be obtained from the Secretary of WorldWater & Solar Technologies Corp.”

                7.6  Removal of Restrictions.  Except as otherwise provided in this Article, Shares of Restricted Stock covered by each Restricted Stock Award made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction. Once the Shares are released from the restrictions, the Participant shall be entitled to have the legend required by Section 7.5 herein removed from his Stock certificate.

                7.7  Voting Rights.  During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

                7.8  Dividends and Other Distributions.  During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those shares while they are so held. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability as the Shares of Restricted Stock with respect to which they were distributed.

                7.9  Termination of Employment Due to Retirement.  Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company or one of its Subsidiaries because of normal retirement (as defined in the rules of the Company in effect at the time), any remaining Period of Restriction applicable to the Restricted Stock Shares pursuant to Section 7.3 herein shall automatically terminate and, except as otherwise provided in Section 7.4 herein the Shares of Restricted Stock shall thereby be free of restrictions and freely transferable. Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company because of early retirement (as defined in the rules of the Company in effect at the time), the Committee, in its sole discretion, may waive the restrictions remaining on any or all Shares of Restricted Stock pursuant to Section 7.3 herein and add such new restrictions to those Shares of Restricted Stock as it deems appropriate.

                7.10  Termination of Employment Due to Death or Disability.  In the event a Participant’s employment is terminated because of death or disability during the Period of Restriction, any remaining Period of Restriction applicable to the Restricted Stock pursuant to Section 7.3 herein shall automatically terminate and, except as otherwise provided in Section 7.4 herein the shares of Restricted Stock shall thereby be free of restrictions and fully transferable.

                7.11  Termination of Employment for Other Reasons.  Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company for any reason other than for death, disability, or retirement, as set forth in Sections 7.9 and 7.10 herein, during the Period of Restriction, then any shares of Restricted Stock still subject to restrictions as of the date of such termination shall automatically be forfeited and returned to the Company.

ARTICLE VIII

Change in Control

                In the event of a Change in Control of the Company, the Committee, as constituted before such Change in Control, in its sole discretion may, as to any outstanding Award, either at the time the Award is made or any time thereafter, take any one or more of the following actions: (i) provide for the acceleration of any time periods relating to the exercise or realization of any such Award so that such Award may be exercised or realized in full on or before a date initially fixed by the Committee; (ii) provide for the purchase or settlement of any such Award by the Company, upon a Participant’s request, for an amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of such Participant’s rights had such Award been currently exercisable or payable; (iii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iv) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation in such Change in Control.

ARTICLE IX

Modification, Extension and Renewals of Awards

                Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Awards, or, if authorized by the Board, accept the surrender of outstanding Awards (to the extent not yet exercised) granted under the Plan and authorize the granting of new Awards pursuant to the Plan in substitution therefor, and the substituted Awards may specify a lower exercise price than the surrendered Awards, a longer term than the surrendered Awards or may contain any other provisions that are authorized by the Plan. The Committee may also modify the terms of any outstanding Agreement. Notwithstanding the foregoing, however, no modification of an Award, shall, without the consent of the Participant, adversely affect the rights or obligations of the Participant.

ARTICLE X

Amendment, Modification and Termination of the Plan

                10.1  Amendment, Modification and Termination.  At any time and from time to time, the Board may terminate, amend, or modify the Plan. Such amendment or modification may be without shareholder approval except to the extent that such approval is required by the Code, pursuant to the rules under Section 16 of the Exchange Act, by any national securities exchange or system on which the Stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto or under any other applicable laws, rules or regulations.

                10.2  Awards Previously Granted.  No termination, amendment or modification of the Plan other than pursuant to Section 4.3 herein shall in any manner adversely affect any Award theretofore granted under the Plan, without the written consent of the Participant.

ARTICLE XI

Withholding

                11.1  Tax Withholding.  The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, State and local taxes (including the Participant’s FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of this Plan.

                11.2  Stock Withholding.  With respect to withholding required upon the exercise of Nonqualified Stock Options, or upon the lapse of restrictions on Restricted Stock, or upon the occurrence of any other similar taxable event, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares of Stock having a Fair Market Value equal to the amount required to be withheld. The value of the Shares to be withheld shall be based on Fair Market Value of the Shares on the date that the amount of tax to be withheld is to be determined. All elections shall be irrevocable and be made in writing, signed by the Participant on forms approved by the Committee in advance of the day that the transaction becomes taxable.

ARTICLE XII

Successors

                All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE XIII

General

                13.1  Requirements of Law.  The granting of Awards and the issuance of Shares of Stock under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or self regulatory organizations (i.e. exchanges) as may be required.

                13.2  Effect of Plan.  The establishment of the Plan shall not confer upon any Key Employee any legal or equitable right against the Company, a Subsidiary or the Committee, except as expressly provided in the Plan. The Plan does not constitute an inducement or consideration for the employment of any Key Employee, nor is it a contract between the Company or any of its Subsidiaries and any Key Employee. Participation in the Plan shall not give any Key Employee any right to be retained in the service of the Company or any of its Subsidiaries.

                13.3  Creditors.  The interests of any Participant under the Plan or any Agreement are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered.

                13.4  Governing Law.  The Plan, and all Agreements hereunder, shall be governed, construed and administered in accordance with and governed by the laws of the State of Nevada and the intention of the Company is that ISOs granted under the Plan qualify as such under Section 422A of the Code.

                13.5  Severability.  In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

[FRONT OF PROXY CARD]

WORLDWATER & SOLAR TECHNOLOGIES CORP.

BOARD OF DIRECTORS PROXY FOR THE SPECIAL MEETING OF STOCKHOLDERS AT

2:00 P.M.,                  ,2007

                The undersigned stockholder of WorldWater & Solar Technologies Corp. (the “COMPANY”) hereby appoints Quentin T. Kelly and Larry Crawford, or either of them, as proxies, each with full powers of substitution, to vote the shares of the undersigned at the above-stated Special Meeting and at any adjournment(s) thereof:

1.	TO APPROVE THE RE-ELECTION OF THE FOLLOWING NOMINEE FOR CLASS 1 DIRECTOR: LANGE SCHERMERHORN

	☐ FOR the nominee listed above	☐ WITHHOLD authority to vote for the nominee listed above

2.	TO APPROVE THE ELECTION OF THE FOLLOWING NOMINEE FOR CLASS 1 DIRECTOR: REUBEN F. RICHARDS, JR.

	☐ FOR the nominee listed above	☐ WITHHOLD authority to vote for the nominee listed above

3.	TO APPROVE THE ELECTION OF THE FOLLOWING NOMINEE FOR CLASS 1 DIRECTOR: W. HARRISON WELLFORD, ESQ.

	☐ FOR the nominee listed above	☐ WITHHOLD authority to vote for the nominee listed above

4.	TO APPROVE THE PROPOSED AMENDMENT OF THE COMPANY’S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 275,000,000 TO 400,000,000:

	☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	TO APPROVE THE PROPOSED FIFTH AMENDMENT AND RESTATEMENT OF THE 1999 INCENTIVE STOCK OPTION PLAN:

	☐ FOR	☐ AGAINST	☐ ABSTAIN

6.

TO APPROVE AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY WITHOUT FURTHER APPROVAL FROM OUR STOCKHOLDERS:

	☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	TO APPROVE THE PROPOSED SELECTION OF AMPER, POLITZINER & MATTIA, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR 2007:

	☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING; HEREBY REVOKING ANY PROXY OR PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED:

	☐ FOR	☐ AGAINST	☐ ABSTAIN

(Please sign on the reverse side)

[BACK OF PROXY CARD]

(Continued from reverse side)

                THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE ON THE REVERSE SIDE. IF A CHOICE IS NOT INDICATED WITH RESPECT TO ITEMS (1), (2), (3), (4), (5), (6), and (7) THIS PROXY WILL BE VOTED “FOR” SUCH ITEMS. THE PROXIES WILL USE THEIR DISCRETION WITH RESPECT TO ANY MATTER REFERRED TO IN ITEM (8). THIS PROXY IS REVOCABLE AT ANY TIME BEFORE IT IS EXERCISED.

Receipt herewith of the Company’s Notice of Meeting and Proxy Statement, dated on or about                         , 2007, is hereby acknowledged.

Dated: , 2007

(Signature of Stockholder(s))

(Joint owners must EACH sign. Please sign EXACTLY as your name(s) appear(s) on this card. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give your FULL title.)

PLEASE SIGN, DATE AND MAIL TODAY.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-KSB/A

Amendment No. 3

ANNUAL REPORT UNDER SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number: 000-16936

WorldWater & Solar Technologies Corp.

(formerly World Water & Power Corp.)

(Name of small business issuer in its charter)

Delaware	33-0123045
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

200 Ludlow Drive, Ewing, NJ	08638
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (609) 818-0700

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value

                Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

                Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

                Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

                Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

                Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer (as defined by Exchange Act Rule 12b-2).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

                Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

                The issuer’s revenues for its most recent fiscal year was $17,333,681.

                On March 30, 2007 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $79,918,296.

                As of March 30, 2007 the Registrant had outstanding 151,395,297 shares of Common Stock and 51,462,759 shares of Preferred Stock.

DOCUMENTS INCORPORATED BY REFERENCE

                None.

                Transitional Small Business Disclosure Format (check one) Yes ☐ No ☒

2

EXPLANATORY NOTE

Restatement of Financial Statements due to Review of a Convertible Debt Instrument

                The Company has re-evaluated its accounting for its July 2005 convertible debentures. In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

                The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

                The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453). EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

                Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

                The total impact of this restatement on the Company’s statement of operations was to decrease the net loss applicable to common stockholders for the year ended December 31, 2005 by approximately $3,800,000, and to increase the net loss applicable to common stockholders by approximately $2,800,000 for the year ended December 31, 2006.

                Additionally, the Company will restate the interim financial statements for the quarterly and year-to-date periods ended March 31, 2006, June 30, 2006 and September 30, 2006 that will be included in its quarterly reports on Form 10Q for the comparable quarters and year-to-date in our current fiscal year.

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

a)             OVERVIEW

                WorldWater & Solar Technologies Corp. (“WorldWater/Company”) is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, following power advances in its technology, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

                With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company believes it is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and MobileMaxPure™.

                The Company’s patented AquaMax™ solar electric system, capable of operating pumps and motors up to 1,000 hp for irrigation, refrigeration and cooling, and water utilities, make it a breakthrough product delivering mainstream pumping capacity powered by solar technology. The AquaMax™ System has an electronic board that reads and translates the output of direct current (DC) from solar panels, converting the flow into alternating current (AC) for delivery to the electric grid, water pumps or any 3-phase AC motor. These hybrid solar irrigation pumps are able to operate on solar alone or in combination

3

with the electric grid or diesel generators. Among the unique advantages of the Company’s proprietary solar technology is that, in the event of a grid outage, load can be seamlessly and automatically transferred to the solar electric system for continued operation without interruption and without operator intervention.

                WorldWater’s proprietary technology permits the use of high power (up to 1,000 hp) AC motors and pumps, an option previously unavailable from solar power. AC pumps are widely available in countries throughout the world, allowing replacement pumps and parts to be supplied on a local basis. Other forms of solar-powered photovoltaic (PV) pumping systems currently available use less reliable and less durable DC pumps or custom AC pumps, which are more costly and not commonly in use.

                By employing the hybrid AquaMax™ irrigation system, which can operate motors up to 1,000 horsepower by sunshine alone or in combination with the existing electric grid or diesel, a farmer can irrigate at little or no additional cost over what is paid currently for irrigation powered by grid electricity. There is limited ongoing maintenance cost associated with the sun power source used to drive the irrigation equipment.

                When a farmer is not irrigating, the sun is developing electricity through WorldWater’s system, and the power is returned to the electric utility for credit, a form of storage for later use, or for direct utility bill credit (depending upon the state). This process is called net metering and is already in operation in New Jersey and California as well as 38 other states. By automatically switching between solar and other power sources, the AquaMax™ enables a farmer to protect against a loss of irrigation ability during daylight power shortages or blackouts. The functionality of this technology goes far beyond the agricultural applications and is extremely well-suited for a wide range of industrial and commercial uses.

                WorldWater’s continuing commitment to its technology and innovation is demonstrated in the development of the MobileMaxPure™, a self-contained, trailer-mounted solar-powered system designed to pump and purify water for both drinking and food preparation. This system has the ability to draw surface water from contaminated city resources, lakes, streams, canals, ponds, rivers, wells or other sources and turn it into clean, drinkable water for thousands of people per day. A predecessor of Mobile MaxPure was and is still being used in the recovery efforts in Waveland, MS in the U.S. Gulf Coast in the wake of Hurricane Katrina.

                The Company was incorporated in the state of Nevada on April 3, 1985 under the name of Golden Beverage Company. In April 1997, the Company entered into a reverse merger transaction with WorldWater, Inc., a Delaware corporation formed in January 1984. Since the merger transaction, the Company, operating under the name of WorldWater Corp., has been engaged exclusively in the solar/water power industry. In June of 2000, the Company shareholders voted to change the state of incorporation from Nevada to Delaware. In June 2005, the Company shareholders voted to change the name to WorldWater & Power Corp. from WorldWater Corp. The Company stock is publicly traded on the NASDAQ OTC Bulletin Board under the symbol WWAT.OB.

                The Company has its corporate headquarters and research facilities located at 55 Route 31 South in Pennington, New Jersey 08534. WorldWater conducts research and designs, develops and markets proprietary technology relating to solar energy and water engineering, including solar power projects and international water management consulting, at this location.

b)             MAJOR CUSTOMERS BY GEOGRAPHIC LOCATION

CALIFORNIA

                The Company entered the California agriculture market in 2002 with the implementation of a 50 hp irrigation pumping system for a cotton farm in the San Joaquin Valley. In 2003, WorldWater installed its first solar refrigeration system at a food processing facility near Bakersfield, CA. In the first half of 2004, WorldWater supplied a one megawatt (MW) solar electric system at Cerro Coso Community College, Ridgecrest, CA, the largest PV installation on a U.S. community college campus. In December 2004, WorldWater completed the installation of a major solar irrigation pumping system at a citrus ranch in San Diego County, CA, which powers a 200 hp irrigation pump.

                Consistent with the Company’s focus on domestic projects, and specifically in California, and surrounding states, WorldWater, in September 2005, through its wholly-owned subsidiary, WorldWater Holdings Inc., acquired the assets of MJD Solutions, Inc., a Nevada Corporation, doing business as Quantum Energy Group (Quantum). Quantum, based in Applegate, California, is a solar energy, construction and project management company, and will assist in the sales, design and installation of residential, commercial, and institutional solar projects.

                During 2006, the Company completed two commercial projects with recognized revenue of $1,819,624 and had six commercial projects in progress as of December 31, 2006, with recognized revenue of $9,658,362. The Company completed nine residential projects with aggregate revenue of $524,389, and completed one consulting services project with revenue of

4

$24,777. The company had one residential project in progress at December 31, 2006 with recognized revenue of $7,775. This project was completed in the first quarter of 2007.

                Four other residential projects, with aggregate contract value of $231,763 were awarded in 2006, but had no recognized revenue in 2006. These projects were started in the first quarter of 2007, and are expected to be completed in 2007.

NEW JERSEY

                The Company entered the New Jersey agricultural market in 2003 with the completion of a 24 kW solar electrical system at Flatbrook Farm, an organic meat and poultry farm in Montague, NJ. The New Jersey Board of Public Utilities (BPU) has authorized a comprehensive range of incentives which took effect in January 2004 and which will support more than $600 million worth of new PV installations in the state over the next five years. The Company has made New Jersey a target state for the commercial and residential markets.

                Six commercial projects were completed in 2006 with recognized revenue of $2,108,018.

                The company recognized revenue of $25,019 in 2006 from a NJBPU grant that is for research in the development of cost effective, grid-tied motor drives for photovoltaic applications.

                Three commercial projects, with recognized revenue of $2,127,695 in 2006, were in progress as of December 31, 2006. These projects are a total of 310 kW.

                As of December 31, 2006, the Company had one contract that was awarded, but has not started. The start of this project is subject to securing the appropriate building permits and project financing. The project has an aggregate contract value of approximately $1,039,584.

                The company had one additional contract signed in the first quarter of 2007. This $5,660,928 contract is for a 700 kW DC solar power generation system. The contract is subject to financing by the customer and approval of a rebate by the New Jersey Board of Public Utilities.

DELAWARE

                The Company had completed two projects in 2006 with recognized revenue of $149,267. The Company completed a contract with a large publicly-traded chemical company, and covers the design and installation of a solar electric power generation system for its photovoltaic solutions technical laboratory. The project has a contract value of $363,000; revenue of $234,000 was recognized in 2005 and $129,267 was recognized in 2006. The 40 kW installation will serve as a photovoltaic demonstration unit for this customer.

                The Company had one project with recognized revenue of $418,688 in progress as of December 31, 2006 which was completed in the first quarter of 2007. This project is the Company’s first venture into the poultry market and is anticipated to lead to more projects within this industry.

TEXAS

                The Company had one project in Texas with recognized revenue of $278,190 in progress as of December 31, 2006 which was completed by end of the first quarter 2007.

INTERNATIONAL

                WorldWater operated in the Philippines from 1997 to 2006 when the Company delivered 25 solar powered pumps for installation by the National Irrigation Authority (NIA) under a directive from former President Fidel V. Ramos. The Company had a Philippine subsidiary, WorldWater (Phils) Inc. from 1997 to 2006. The Company is evaluating its Philippine strategy and, as of December 31, 2006, the Company has written down all non-cash assets of the subsidiary.

                In 2005, the Company was awarded a $360,000 grant by the U.S. Trade and Development Agency (USTDA) to support completion of a pilot project for water supply in Sri Lanka. Billings of $213,054 were rendered as of December 31, 2006. Revenue of $191,873 was recognized in 2006; the remaining revenue is expected to be recognized in 2007. The project is designed to assess the hydro-geological conditions of the project area, and to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka. Subject to satisfactory results of WorldWater’s ground water assessment study, WorldWater anticipates further contracts with the Ministry of Urban Development and Water

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Supply to pump and deliver water to 13,600 people in approximately 4,000 households in the six villages through use of its AquaMax™ solar water pumping systems.

PROPOSED ACQUISITION

                In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX (“ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

                With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lessor amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

                ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

                It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

                As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

                To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $290,769 were recorded on the balance sheet as of December 31, 2006; and along with the $500,000 payment to ENTECH, left a capitalized amount of $790,769 as a balance sheet asset on December 31, 2006, classified as deferred cost on proposed acquisition. Should this acquisition not go forward in 2007, the capitalized amount would need to be expensed in that year.

                As of March 30, 2007, the company is continuing to negotiate the acquisition of ENTECH.

c)             IMPLEMENTATION STRATEGY

                James S. Farrin was appointed Interim CEO on January 23, 2006, with Quentin T. Kelly, the founder of the Company, retaining the Chairman’s role.

                Mr. Farrin established a strategy direction which was to optimize 2006 revenue by focusing the sales force on two states, New Jersey and California, and the engineering/operations department on effective implementation of booked projects.

                In accordance with his contract, James Farrin left the company effective January 23, 2007. Mr. Farrin is expected to continue assisting the company, as needed, in the role of consultant.

                Upon Mr. Farrin’s departure, Mr. Kelly resumed the role of CEO.

                Frank Smith joined the company in the position of COO effective February 5, 2007.

                The Company is implementing appropriate processes, policies, and procedures to make the Company more effective and to increase productivity. In addition, the Company is improving the organization by making key additions to the

6

infrastructure, especially project managers and application engineers to better handle the increasing load of projects to be implemented.

d)             PRODUCTS AND SERVICES

SOLAR POWER SYSTEMS

                WorldWater’s photovoltaic (PV) net-metering systems are designed to “zero out” electrical usage charges for residential, commercial, industrial, and governmental applications. Such electrical usage charges are reduced and potentially eliminated because the systems generate clean electricity from the sun and, when the power from the sun exceeds the amount consumed by the facility, are able to “spin the meter backwards,” thus accumulating credit from the local electric utilities. These systems allow organizations to manage their present and future energy costs by significantly reducing the energy purchased from the utility. Therefore, hedging escalation of electricity charges over time, the net-metered client will be significantly less affected.

SOLAR WATER SYSTEMS

                AquaMax™ high yield hybrid irrigation pumps take solar water pumping systems to unprecedented production levels. WorldWater has the technological capability to drive motors and pumps up to 1,000 hp, delivering thousands of gallons of water per minute by solar energy alone, or in automatic combination with the electric grid or diesel generators. Irrigating fields in remote areas with solar power requires no fuel costs, limited maintenance, while generating no noise and no pollution. With WorldWater’s hybrid systems, if sunlight is not available or decreases as a result of cloud cover, the AquaMax™ can automatically switch to an alternate power source: diesel generation, batteries, or the electric grid.

                The patented AquaDrive™ controller converts solar DC current to AC, then supplies the AC power to a motor or pump from either the solar array or the grid (or other sources such as diesel generators, wind generators, etc.) or simultaneously from both sources. The hybrid operation is programmed to be completely automatic so manual intervention is not required to switch from one power source to the other.

                WorldWater has crossed another technological threshold in the deployment and use of photovoltaics into previously conventional electricity areas. Idyllwild Water District in California is the first water utility to be fully self-sustainable by solar power, in addition to saving up to 70% of the electricity costs of its operation. This is due to WorldWater’s technology running its booster pumps and operating its major wells while also being available to perform net metering while providing back-up power capability in the event of grid power interruption. Should the grid fail, disengagement from the grid will occur and power will be assumed by the solar equipment, allowing operations to continue running until the electric grid is restored, with solar power eliminating the use of diesel or natural gas during this potentially peak demand period. WorldWater believes it is uniquely positioned to provide this service to the water utility market, as well as the agricultural market.

e)             MARKETING

                Today, the price of the WorldWater commercial systems marketed in California and New Jersey range from approximately $300,000 to several million dollars. Residential solar installations average $30,000 to $50,000. In California, WorldWater has a sales and technical support office in Applegate, north of Sacramento. WorldWater’s east coast and international operations are managed from its headquarters in Pennington, NJ.

                The market for the photovoltaic industry is significantly increasing, aided by steep increase in oil prices. The total market is expected to soar from $5 billion to $27 billion by 2020 (Source: March 2006 Electric Power Monthly published by the Energy Information Administration of the U.S. Department of Energy). Management believes that WorldWater is positioned to capitalize on this trend with its solar expertise and proprietary technology in both power and water.

                WorldWater provides solar solutions for water and power by:

•                  Combining the two technological requirements of solar engineering and water engineering, thus enabling the Company to more effectively implement sustainable turnkey programs;

•                  Utilizing Company specialists to locate and evaluate power sources;

•                  Conducting site assessments to appropriately size solar electrical and water pumping and electrical systems;

•                  Installing the Company’s proprietary solar products;

7

•                  Focusing sufficient resources on community preparation and capacity-building for the technology;

•                  Arranging project financing.

                A key marketing strategy is the utilization of strategic alliances. WorldWater, as a water and power solutions provider, has partnered with major international organizations to enhance its financing capabilities and with local organizations to enhance project implementation.

                WorldWater has a longstanding relationship with the U.S.-based firm Vincent Uhl Associates for hydro-geological studies and with Morehouse Engineering, a power system controls engineering firm. The companies have collaborated successfully in a number of international markets. Vincent Uhl Associates has located, drilled and tested new groundwater sources in the Americas, Africa and Asia including a detailed analysis of the available water resources in Sri Lanka; Morehouse Engineering has teamed with the Company in Africa and Pakistan.

f)             RESEARCH AND DEVELOPMENT

                A key strategy of WorldWater is to continue developing innovative, cutting edge products to meet water and electricity needs with proprietary solar technology. The Company was awarded a patent in 2001 on the electronic board controller, AquaDrive™, of the AquaMax™ system. In 2003, the Company also was awarded a patent on its automatic switching technology, which enables the system to perform multiple functions such as water pumping and battery charging and also to switch automatically between solar and grid-tied, diesel or battery power sources. Through the end of 2006, the Company has been granted six patents, with five more pending (see table on page 10).

g)            INTELLECTUAL PROPERTY

                WorldWater has obtained six patents and continuations-in-part for its newly developed electronics systems and has filed for protections of its patents. WorldWater engineers Thomas McNulty, Sr., Dr. Anand Rangarajan, Douglas Williams, and Quentin T. Kelly, Chairman and Chief Executive Officer, together with Princeton University engineers, have been issued patents, all of which are assigned to WorldWater. Among other patents, the Company holds patents on the electronic board controller AquaDrive™ of the AquaMax™ system and on an electronic board that allows, in case of the interruption of service in an AC grid power system, the automatic transfer to solar-powered systems for uninterrupted operation of motors and other power loads. The following table shows the Company’s existing patents and pending patent applications.

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INTELLECTUAL PROPERTY

	Domestic/
Patent Title	International	Patent File No.	Status	Expiration
Solar Thermal Powered Water Pump	Domestic	U.S. 5,163,821	Granted	2011
Bias controlled DC to AC converter and systems	Domestic	US 6,275,403	Granted	2018
Switchable Multiple Source Power Supply	Domestic	US 6,583,522	Granted	2020
Bias controlled DC to AC converter and systems	Int’l Philippines	1-1999-03261	Granted	2019
No load motor cutoff method and apparatus	Domestic		Pending
AC/DC Hybrid Power System	Domestic	US 7,145,265 B2	Granted	2025
Maximum Power Point Motor Control	Domestic	US 7,148,650 B1	Granted	2025
Multiple Motor Operation using Solar Power	Domestic		Pending
Using a Variable Frquency for Non motor Loads	Domestic		Pending
Mobile MaxPure	Domestic		Pending/Provisional
Solar Power Control Using Irradiance	Domestic		Pending

h)            SOURCE AND AVAILABILITY OF COMPONENTS

                The solar modules used in the Company’s systems are composed of silicon and other photovoltaic materials. Suppliers of solar modules include Sharp Electronics, GE Energy LLC, SolarWorld (formerly Shell Solar), Kyocera, BP Solar, SunTech, RWE Schott, and EMCORE Corporation (“EMCORE”). WorldWater orders solar modules and related articles from several suppliers and has not entered into any exclusive term supply contracts, except that WorldWater has entered into a letter agreement with EMCORE under which EMCORE will be the Company’s exclusive supplier of multi-junction cells subject to certain conditions.

                Sub-contractors currently manufacture components of the AquaMax™ systems in the United States. WorldWater will continue to source components, specifically solar modules, worldwide, based on quality and cost considerations.

i)             COMPETITIVE CONDITIONS AFFECTING THE COMPANY

                The Company’s products compete with both conventional power generation and other renewable energy technologies. The main competitive technologies are fossil-fuel generators, and electric grid extension. The cost of installing a solar energy system may be more or less than the cost of an electric grid extension, depending on the particular installation. However, the life-cycle cost benefit of the solar-driven motor or pump is the reduction in ongoing electric costs. Solar generation is a hedge against escalation in fossil fuel prices, without the negative pollution attributes. The initial cost of acquiring a diesel pump is less than the initial cost of a solar pumping system, but the ongoing incremental operating and maintenance costs of the diesel pump are greater and, in remote areas, the supply of fuel and spare parts are not always readily available.

                The Company’s most commonly encountered solar pumping competitor is Grundfos A/S of Denmark, a manufacturer of a large range of water pumps, including a solar pump line. The Grundfos pumps run off a specially wound AC motor. Aero-Environment of California has somewhat similar technology using limited size AC pumps. There are a number of other solar pump companies, including Solar Jack of the US, Sun Motor of Canada, Southern Cross of Australia, and Total Energie from Europe, which produce limited horsepower DC pumps. The Company offers the only systems able to operate conventional AC powered pumps up to 1000 hp.

j)             SUBSIDIARIES

                WorldWater has an active 100% wholly-owned domestic subsidiary, WorldWater Holdings Inc., dba Quantum Energy Group.

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                WorldWater has the following 100% wholly-owned inactive subsidiaries:

                WorldWater, Inc.

                WorldWater East Africa Ltd.

                WorldWater Pakistan (Pvt.), Ltd.

k)            GOVERNMENT REGULATIONS

                Compliance with federal, state, and local provisions regarding the production and discharge of materials into the environment is expected to have no effect on capital expenditures, earnings and competitive position. The Company has a program to comply fully with the U.S. Foreign Corrupt Practices Act.

l)             EMPLOYEES

                On December 31, 2006, the company employed 45 people on a full-time basis. The Company also hires consultants on an as-needed basis and has informal arrangements with two water consulting companies, the hydrogeological firm of Vincent Uhl Associates and Morehouse Engineering, specialists in power control, and water/wastewater treatment systems integration.

m)           RISKS AND UNCERTAINTIES

Fixed-price Contracts

                The Company utilizes fixed-price contracts which result in business risk, such as:

•                  uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•                  labor availability and productivity;

•                  supplier and subcontractor pricing and performance; and

•                  availability and pricing of components (particularly solar modules).

Intellectual Property Rights

                The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

                The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in technology, the business and revenues could be materially and adversely affected. Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

                The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage

10

rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

                The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

                Effective internal controls are necessary for the Company to provide reliable financial reports. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

                The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

                In February 2007, the Company engaged RSM McGladrey, who will perform a Sarbanes-Oxley Act Consulting engagement designed to assist the Company in its efforts to comply with SOX Section 404, “Management’s Assessment of Internal Controls.” The engagement was designed with the understanding that should the Company meet the criteria for an accelerated filing, the Company’s external auditor will also be required to attest to the internal controls over financial reporting in the fiscal year ending December 31, 2007.

                In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

Foreign Operations

                The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•                  expropriation and nationalization of our assets (including intellectual property) in that country;

•                  political and economic instability;

•                  social unrest, acts of terrorism, force majeure, war or other armed conflict;

•                  inflation;

•                  currency fluctuations, devaluations and conversion restrictions;

•                  confiscatory taxation or other adverse tax policies;

•                  governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•                  governmental activities that may result in the deprivation of contract rights; and

•                  trade restrictions and economic embargoes imposed by the United States and other countries.

                In 2006, foreign contract revenue was limited to grant revenue, funded by USTDA, of $216,892, derived from work in Sri Lanka. Unsettled political conditions, social unrest, acts of terrorism, force majeure, war or other armed conflict,

11

exploitation or other governmental actions, inflation, exchange controls or currency devaluation may result in increased business risk in these regions.

RISK FACTORS

We have historically incurred losses and losses may continue in the future.

                Since 1997, we have lost money. In the fiscal year ended December 31, 2006, we sustained losses from operating activities of $5,257,298; the accumulated deficit as of December 31, 2006 was $48,265,003. Future losses are likely to occur. Accordingly, we may experience significant liquidity and cash flow problems and additional operating losses if we are not able to raise additional capital as needed and on acceptable terms and, in such events, our operations may be reduced or curtailed.

If we are unable to raise additional capital to finance operations, our business operations will be curtailed.

                Our operations have relied almost entirely on external financing to fund our operations. Such financing has historically come from a combination of borrowings from, and sale of common stock to, third parties. We will need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, external financing will be required to cover our operating costs. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations. Any of these events would be materially harmful to our business and may result in a lower stock price.

Our common stock may be affected by limited trading volume and may fluctuate significantly.

                There has been a limited public market for our common stock, and an active trading market for our common stock may not develop. As a result, this could reduce our shareholders’ ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations which could reduce the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

Failure to retain or attract key personnel will have a material negative impact on the sales, development and enhancement of our products.

                Our future success depends, in significant part, on the continued services of Quentin Kelly (our Chairman and Chief Executive Officer) and several other key officers. We may not able to find an appropriate replacement for any of our key personnel. Any loss or interruption of our key personnel’s services could have a material negative impact on our ability to develop our business plan. The Company maintains a key man life insurance policy on Quentin Kelly in the amount of $1,100,000.

                In addition, our business plan relies heavily on attracting and retaining industry specialists with extensive technical and industry experience and existing relationships with many industry participants. Our business plan also relies heavily on attracting and retaining qualified technical employees so we can fully develop and enhance our technology. The markets for many of our experienced employees are extremely competitive. The sale of our products, and the future development and enhancement of our products will be limited if we are not successful in our efforts to recruit and retain the personnel we will need.

Our projects require substantial up-front costs before any revenues will be realized.

                A significant portion of our revenue is expected to be derived from projects which require significant up-front expense to us. Revenues are not realized until the projects or certain significant milestones are met or are completed. Our failure, or any failure by a third-party with which we may contract, to perform services or deliver our products on a timely basis could result in a substantial loss to us.

We may not be able to protect our intellectual property rights, and we inadvertently may be infringing on the intellectual property rights of others, which could result in significant expense and loss of intellectual property rights.

                If a court determines that we infringed on the rights of others, we may be required to obtain licenses from such other parties and may be required to pay significant sums as damages to such parties. The persons or organizations holding the desired technology may not grant licenses to us or the terms of such licenses may not be acceptable to us. In addition, we

12

could be required to expend significant resources to develop non-infringing technology, or to defend claims of infringement brought against us.

                We rely on the registration of trademarks and trade names, as well as on trade secret laws and confidentiality agreements with our employees. In addition, we may need to expend significant resources to protect and enforce our intellectual property rights.

Any failure to meet the technological requirements of our customers may hinder sales of our products.

                Our ability to continue to increase sales and use of our products is dependent on the advancement of our existing technology. In order to obtain and maintain a significant market share, we are required to continually make advances in technology. Any failures in such research and development efforts could result in significant delays in product development and have a material adverse effect on us. We may encounter unanticipated technological obstacles which either delay or prevent us from completing the development of our products and processes.

Competitive conditions affecting WorldWater may limit our growth and profitability.

                Our products compete with both conventional and solar technologies that generate electric power. The main competitive technologies are diesel or gasoline generators and electrical grid line extension.

                The cost of installing a solar array to drive a pump or motor may be more or less than the cost of grid line extension, depending upon the extent of the grid line extension. However, the cost of operating a pump or motor driven by solar power is less expensive than the cost of running a conventional electric pump or motor because of the on-going cost of electric energy from the local electric utility. It should be noted that the cost of electric line extension is usually subsidized by government authorities, which can impact our ability to compete with installation costs.

                The initial cost of acquiring a diesel pump or motor is less expensive than the initial cost of a solar pump. However, the operations and maintenance cost of the diesel pump or motor is greater than a solar driven pump or motor; in remote areas, availability of fuel and spare parts are also unreliable. An end user can pay off the higher installation cost of the solar driven pump or motor over time from the savings otherwise spent on operations and maintenance of the diesel pump.

                Our proprietary technology permits use of “off-the-shelf” AC pumps and motors—AC driven pumps and motors are available in countries throughout the world, allowing replacement and maintenance parts to be supplied on a local basis. Other forms of solar powered photovoltaic (PV) pumps and motors currently available use less reliable and less durable DC pumps and motors or custom AC pumps which are more costly and not readily available in most developing countries.

                In many regions of the world, competitive products are not available. In those markets where competition exists, the most commonly encountered competitors are Grundfos A/S of Denmark, a manufacturer of a large range of water pumps including a solar pump line, and Aero-Environment of California, which produces AC pumps. There are a number of other solar pump companies including Solar Jack of the US, Sun Motor of Canada, Southern Cross of Australia, and Total Energie from Europe which produce DC powered pumps. Our competitors generally have far greater financial resources, more experienced marketing organizations and a greater number of employees than we do.

                We may not be successful in competing with these competitors for new customers or in retaining existing customers. Our results of operations will likely suffer if we cannot compete with larger and better-capitalized companies.

Our marketing efforts in developing nations have encountered significant obstacles that have impeded sales.

                In addition to our marketing efforts in the United States, we market our products to developing nations. The ability of these customers to order and pay for our products and services is dependent on a variety of factors including government approval, adequate funding and vigorous testing procedures. We have experienced significant obstacles in marketing products and services in developing nations, including delays caused by budget constraints, bureaucratic inefficiencies and regime changes.

Our directors are not personally liable and are indemnified for breach of fiduciary duties.

                Our Certificate of Incorporation provides, as permitted by the Delaware General Corporation Law (“the DGCL”), and with certain exceptions, that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. These provisions may discourage our stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders against a

13

director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by the DGCL.

We depend on a limited number of suppliers of components for our systems, and any delay in supply could affect our ability to fill orders.

                We currently purchase parts and materials from a limited number of suppliers. In addition, although historically we have not been dependent on any one supplier or group of suppliers of components for our systems, we may become dependent in the future. The inability to obtain certain components on a timely basis would limit our ability to complete projects in a timely manner.

No dividends have been paid by the Company.

                We have never paid, nor do we anticipate paying, any cash dividends on our common stock. Future debt, equity instruments or securities may impose additional restrictions on our ability to pay cash dividends.

Delaware law and our charter may inhibit a takeover of our company that stockholders may consider favorable.

                Provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control of our company, even if such transactions would have significant benefits to our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

We are subject to foreign exchange rate fluctuations that may result in losses.

                Operations overseas are subject to foreign currency exchange rate fluctuations. With respect to the Philippine currency, we will transfer funds to our Philippine subsidiary on an as needed basis and to the extent funds are available to avoid significant exposure to currency fluctuations. We may suffer losses due to adverse foreign currency exchange rate fluctuations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

                Effective internal controls are necessary for us to provide reliable financial reports. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting, beginning with our Annual Report on Form 10-KSB for the fiscal year ending December 31, 2007. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, as we rapidly grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.

ITEM 2.  DESCRIPTION OF PROPERTIES

                The Company’s executive office, research and development facility is housed in a 30,000 square foot site located at 200 Ludlow Drive, Ewing, New Jersey 08638. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. The Company also occupies 13,270 square feet at 55 Route 31 South, Pennington, NJ 08534. This facility is leased under an operating lease expiring on June 25, 2007.

                In September 2005, the Company acquired Quantum Energy Group in Applegate, California which included the transfer of their five year lease expiring April 30, 2009, with two five-year options to extend the lease.

                In July 2004, the Company opened a sales and technical support office in Foster City, California under a two-year lease expiring May 31, 2006, and which office was closed in June 2005

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ITEM 3.  LEGAL PROCEEDINGS

                Although WorldWater is involved in ordinary, routine litigation from time to time incidental to its business, it is not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on the Company’s business or financial condition.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

                None.

PART II.

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

a)             Price Range of Common Stock

                The Company’s common stock is included on the National Association of Securities Dealers Automated Quotation OTC Bulletin Board under the symbol “WWAT.OB.” The following table sets forth the quarterly high and low closing bid prices for the common stock as reported on the OTC Bulletin Board for the periods indicated. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	High	Low	Close
FISCAL 2006
First Quarter	$0.48	$0.31	$0.46
Second Quarter	0.59	0.25	0.28
Third Quarter	0.30	0.17	0.19
Fourth Quarter	0.50	0.14	0.39

	High	Low	Close
FISCAL 2005
First Quarter	$0.31	$0.25	$0.29
Second Quarter	0.29	0.20	0.25
Third Quarter	0.67	0.20	0.49
Fourth Quarter	0.49	0.30	0.32

b)            Holders of Common Stock

                On December 31, 2006 there were approximately 689 holders of record of common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

c)             Dividends

                To date, the Company has not declared or paid any dividends on common stock. The payment by the Company of dividends, if any, is within the discretion of the Board of Directors and will depend on its earnings, if any, capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future.

d)            Preferred Stock

                As of October 1, 2004, the Series A preferred shareholder converted 66,667 shares of Series A 7% Convertible Preferred Stock into a like number of common shares. As of December 31, 2006, the Company had 611,111 shares of Series B 7% Convertible Preferred Stock, 750,000 shares of Series C 6% Convertible Preferred Stock, and 4,892,857 shares of Series D Convertible Preferred Stock outstanding.

Series B Convertible Preferred Stock

                In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements

15

of WorldWater (Phils) Inc., the former Philippine subsidiary of the Company. The conversion privileges, which expired September 2003, were either into 10% of the Company’s former Philippine subsidiary WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

                It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion. Dividends were accrued through September 30, 2004 at the rate of 7%.

Series C Convertible Preferred Stock

                On June 30, 2006, the Company issued 750,000 shares of Series C 6% Convertible Preferred Stock at $1.00 per share. The Series C Convertible Preferred Stock proceeds were used to fund: (i) a $500,000 payment made to the ENTECH, Inc. (“ENTECH”) to secure a binding letter of intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

                The Series C Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on December 31, 2006, equal to $0.39 per share of our common stock.

                Dividends on the Series C Convertible Preferred Stock accrue at the annual rate of 6%, payable the first day of each month, except that during the period July 1, 2006 through June 30, 2007 dividends will be accrued but not paid. As of December 31, 2006, the Series C Convertible Preferred Stock had accrued and unpaid dividends in the aggregate amount of $22,500, which will be payable upon conversion.

Series D Convertible Preferred Stock

                On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Rights Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

                Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

                On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock (convertible into Common Stock at a price of $0.276) and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Convertible Preferred Stock at a conversion price of $0.32 per share.

                The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible

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Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock.

                In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

                The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater (the “Common Stock”) initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect two members of the Board of Directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect one member of the Board of Directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

                On November 29, 2006, the Company recorded a Preferred Stock Dividend related to the beneficial conversion and warrant amortization, which needed to be recognized in conjunction with the issuance of preferred shares of 4,892,857 and warrants to acquire 505,044 shares of common stock. Based on the above amount after calculating the intrinsic value, an adjustment of $3,184,642 was recorded as a preferred stock dividend.

ITEM 6.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATION

                Statements in this Management’s Discussion and Analysis, and elsewhere in this Annual Report on Form 10-KSB concerning the Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks-associated reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

                WorldWater & Solar Technologies Corp. (“WorldWater/Company”) is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

                With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company believes it is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is

17

WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and Mobile MaxPure.

                The Company continues to evolve from an entrepreneurial operating mode to that of a fast growth company. This transition will mean development of more policies, procedures, and processes to enable effective implementation of booked projects.

                The Company plans to continue work to develop innovative new products to meet customer needs using new technology to seek to clearly differentiate its products from competitive products.

                The cash raised through the issuance of convertible debt and private equity sales has provided the Company with the working capital resources needed to meet its operating activities in 2006 and 2005. The Company will continue to seek to raise significant additional financing as required to fund the Company’s growing operations in 2007.

                The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

                The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these consolidated financial statements:

REVENUE RECOGNITION

                The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

                Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

                Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

                Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

                Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

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                The Company performed a sensitivity analysis to determine the impact of fluctuations in our estimates for our allowance for doubtful accounts. As of December 31, 2006, the allowance for doubtful accounts was $29,000. If this amount were in error by plus or minus one percent of the account receivable balance, the impact would be an additional $53,000 of income or expense.

ACCOUNTING FOR INCOME TAXES

                The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowancen is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of December 31, 2006 and 2005 an allowance equal to 100% of the deferred tax asset was recorded.

Share-Based Compensation

                On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

                Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

                We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

SELECTED FINANCIAL DATA

                The data set forth below should be read in conjunction with the Company’s financial statements and related notes and this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this filing. The statement of operations data presented below for the fiscal years ended December 31, 2006, 2005, and 2004 and the balance sheet data at December 31, 2006, 2005, and 2004 have been derived from the audited financial statements which appear elsewhere in this filing. The statement of operations data presented below for the year ended December 31, 2004, and the balance sheet data at December 31, 2004 have been derived from the Company’s prior year’s audited financial statements, which are not included in this filing.

	Year Ended December 31,
Operating Results	2006	2005	2004
Revenue	$17,333,681	$2,031,480	$5,837,224
Gross Profit (Loss)	2,719,587	(485,336)	(149,085)
Loss From Operations	(5,257,298)	(5,075,285)	(6,087,358)
Loss Applicable To Common Stock	(14,256,534)	(6,377,646)	(8,056,694)
Net Loss Per Basic & Diluted Share Attributable To Common Stock	$(0.10)	$(0.07)	$(0.12)

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	As of December 31,
Balance Sheet Data	2006	2005		2004
Cash and Cash Equivalents	$5,801,852	$810,792		$38,852
Working Capital Surplus (Deficit)	10,688,277	(674,523,	)	(2,324,752)
Total Assets	17,268,146	2,664,404		1,790,868
Long term obligations—less current portion	289,300	667,668		2,026,589
Redeemable Preferred Stock	12,884,388	—		—
Stockholders’ Deficiency	(1,423,724)	(852,837)		(4,273,641)

RESULTS OF OPERATIONS (amounts are rounded to the nearest thousand)

                Contract Revenue.  Contract revenue for 2006 amounts to $17,117,000, and represents 99% of the Company’s revenue. Revenue of $17,117,000, or 100% of the total contract revenue, was generated by domestic commercial and residential projects. The significant revenue growth can be attributed to the Company moving away from its entrepreneurial roots in 2006. The expanded revenue base from 2005 to 2006 was a mixture of upgrading the sales and marketing staff, along with taking a more aggressive approach to the bid proposal process. Staffing, both at an office and crew level, were increased and skills upgraded, which played a big part in the Company securing the biggest contract in its existence, a $7.8 million deal with an irrigation farm in California. Overall, the increase in revenue over 2005 was obtained as follows; In California, the Company completed two commercial projects with recognized revenue of $1,820,000 and had six commercial projects in progress as of December 31, 2006, with recognized revenue of $9,658,000. The Company also completed nine residential projects with aggregate revenue of $524,000. In New Jersey, six commercial projects were completed in 2006 with recognized revenue of $2,108,000. Three commercial projects, with recognized revenue of $2,128,000 in 2006, were in progress as of December 31, 2006. The Company also recorded revenue of $567,000 from three commercial projects in Delaware and $278,000 from one project in Texas.

                Grant Revenue.  The Company recognized grant revenue of $217,000 in 2006. This is composed of $192,000 from the U.S. Trade and Development Agency (USTDA) and $25,000 from the New Jersey Board of Public Utilities (NJBPU). The USTDA grant is in connection with a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka. The NJBPU grant is for research in the development of cost effective, grid-tied motor drives for photovoltaic applications.

                Cost of Contract Revenue.  Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including the solar panels, solar array, inverters, variable speed drives and meters.

                Cost of Grant Revenue.  Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

                Gross Profit (Loss) on Contracts.  The Company generated gross profits on contracts totaling $2,705,000. Gross profits totaling $3,463,000 were attributable to 27 projects. Gross profits were offset by $99,000 in gross losses generated by four projects. Gross profits are also offset by warranty reserves and other expenses not allocated to individual contracts totaling $659,000.

                Gross Profit (Loss) on Grants.  Gross profit of $14,000 was earned in connection with the Company’s grant revenue; A gross loss of $9,000 from the USTDA grant, and a gross profit of $25,000 from the NJBPU grant.

                Marketing, General and Administrative Expenses.  Marketing, general and administrative expenses amount to $7,775,000 in 2006, and consist primarily of salaries and related personnel costs, travel, professional fees, including legal and accounting, rent, insurance, and other sales and marketing expenses.

                Debt Sourcing Fees and Commissions.  The Company historically has financed its operations through a combination of convertible debt, convertible preferred stock, and equity. To date, the increased working capital required to support the Company’s rapid revenue growth have been a net user of cash, and this is expected to continue through the end of 2007.

                Research and Development Expense.  Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis.

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COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND 2005 (amounts are rounded to the nearest thousand)

                Contract Revenue.  Contract revenue for the year ended December 31, 2006 was $17,117,000, an increase of $15,199,000, or 792%, from $1,918,000 for 2005. The significant revenue growth can be attributed to the Company moving away from its entrepreneurial roots in 2006. The expanded revenue base from 2005 to 2006 was a mixture of upgrading the sales and marketing staff, along with taking a more aggressive approach to the bid proposal process. Staffing, both at an office and crew level, were increased and skills upgraded, which played a big part in the Company securing the biggest contract in its existence, a $7.8 million deal with an irrigation farm in California. Overall, the increase in revenue over 2005 was obtained as follows; In California, the Company completed two commercial projects with recognized revenue of $1,820,000 and had six commercial projects in progress as of December 31, 2006, with recognized revenue of $9,658,000. The Company also completed nine residential projects with aggregate revenue of $524,000. In New Jersey, six commercial projects were completed in 2006 with recognized revenue of $2,108,000. Three commercial projects, with recognized revenue of $2,128,000 in 2006, were in progress as of December 31, 2006. The Company also recorded revenue of $567,000 from three commercial projects in Delaware and $278,000 from one project in Texas.

                Grant Revenue.  Grant revenue for the year ended December 31, 2006 was $217,000, an increase of $104,000, or 92% from $113,000 for 2005. The fluctuation is a reflection of the timing of grant awards and completion of associated tasks/milestones called for under the grants. Grant revenue is expected to be an immaterial portion of the Company’s revenue stream going forward into 2007.

                Cost of Contract Revenue.  The cost of contract revenue for the year ended December 31, 2006 was $14,411,000, an increase of $11,966,000 or 489% from $2,445,000 in 2005. The increase in cost of contract revenue is principally the result of higher volume in 2006 (revenue is up 792%).

                Cost of Grant Revenue.  The cost of grant revenue for the year ended December 31, 2006 was $203,000, an increase of $132,000 from $71,000 in 2005.

                Gross Profit (Loss) on Contracts.  The Company generated a gross profit on contracts in 2006. The gross profit of $2,705,000 in 2006, represents an increase of $3,232,000, versus the gross loss of $527,000 in 2005. Gross profits totaling $3,463,000 were attributable to 27 projects. Gross profits were offset by $99,000 in gross losses generated by four projects. Gross profits are also offset by warranty reserves and other expenses not allocated to individual contracts totaling $659,000. The Company attributes its significant rise in gross profit partly to its evolution from an entrepreneurial to a fast growth company. Better overall efficiencies, bid processes, and trained staff have also supported the increased job margins.

                Gross Profit (Loss) from Grants.  The Company generated gross profit of $14,000 from grants in 2006, versus a gross profit of $42,000 in 2005. Gross profit is made up of a gross loss of $9,000 from the USTDA grant, and a gross profit of $25,000 from the NJBPU grant.

                Marketing, General and Administrative.  Marketing, general and administrative expenses for the year ended December 31, 2006 were $7,775,000, an increase of $3,327,000 or 75%, from $4,448,000 for 2005. The $3,327,000 increase includes increases in salaries and benefits of $1,450,000 and stock option expense of $1,124,000 associated with increased headcount in 2006. The number of full-time employees increased from 33 as of December 31, 2005 to 45 as of December 31, 2006. The increases were also associated with the September 2005 acquisition of Quantum Energy Group. The increases were also a result of increases in professional fees totaling $657,000 made up of increased costs for legal, consulting and investor relations.

                Research and Development Expenses.  Research and development expenses incurred in the year ended December 31, 2006 were $202,000, an increase of $60,000 or 42% from $142,000 in 2005. The increase is a result of MOBIL MAX. The Company has continued to develop its intellectual property as evidenced by the filing of two patent applications in 2006.

                Loss from Operations.  In the year ended December 31, 2006 the Company incurred a loss from operations of $5,257,000, an increase of $182,000 or 4% from $5,075,000 in 2005.

                Debt Sourcing Fees and Commissions.  Fees and commission expenses incurred to raise debt funding in the year ended December 31, 2006 were $284,000, a decrease of $158,000 or 64% from $442,000 in 2005.

                Beneficial Conversion and Warrant Amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued. In the year ended December 31, 2006, the Company incurred $3,400,000 of

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beneficial conversion and warrant interest expense, associated with the issuance of convertible notes in July of 2005. For the year ended December 31, 2005, the Company incurred beneficial conversion and warrant interest expense of $6. The increase is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

                Warrant Exercise Inducement Expense.  This expense is a non-cash charge incurred as a result of the Company granting short term inducements to certain warrant holders, whereby the exercise price was lowered for a limited period of time. In the years ended December 31, 2006 and 2005, the Company incurred $1,588,000 and $0 of warrant exercise inducement expenses, respectively.  At various times during 2006, the Company offered all individuals who were granted detachable warrants (issued in connection with convertible loans) in 2003 and 2004 a short-term inducement to exercise the warrants at a reduced exercise price ($0.20).  The offers were short term in nature and expired anywhere from 30-60 days from the initial offer. The Company notes that 9,099,698 warrants were exercised as a result of the offers.  Since the warrants were issued in connection with convertible loans, the Company recorded an expense related to the notes.  The expense for the inducement was recorded by obtaining the difference between the Black-Scholes value of the initial fair value of the warrants and that of the short-term modification multiplied by the number of parties who accepted the inducement. The Company used the current stock price, modified exercise price, current volatility, current interest and dividend rate and the 30-60 day term as their inputs for the Black-Scholes model.  The Company notes that the expense incurred as a result of these offers was $1,216,527.  The additional $371,905 of expense related to the Company issuing 1,447,422 shares of common stock to a debt holder to induce them to exercise their outstanding warrants (not at a discount).  The company calculated this portion of the expense by multiplying the market price of the stock the date the inducement was offered by the number of shares issued.

                Interest Expense.  Interest expense was $662,000 and $1,029,000 in the years ended December 31, 2006 and 2005, respectively, a decrease of $367,000 or 36%. This decrease was due to significant decrease in outstanding debt from 2005 to 2006.

                Income Taxes.  The Company recognized an income tax benefit of $0 and $201,000 for the years ended December 31, 2006 and 2005, respectively. The Company participates in the State of New Jersey’s Corporation Business Tax Benefit Certificate Transfer Program (the “Program”), which allows certain high technology and biotechnology companies to sell unused New Jersey net operating loss carryovers and research and development tax credits to other New Jersey corporate taxpayers.

HISTORICAL CASH FLOW ANALYSIS

                The “Historical Cash Flows Analysis” section discusses consolidated cash flow from operations, investing activities and financing activities. Amounts have been rounded to the nearest thousand.

Cash Flows from Operating Activities

	Year ended December 31,
	2006	2005
Net Cash Used in Operating Activities	$10,385,000	$4,305,000

                In 2006, the Company had an increase in net cash used in operating activities of $6,080,000 in a period when the Company had an increase in net loss of $4,694,000. An analysis of the decreased loss is above in the RESULTS OF OPERATIONS and COMPARISON OF YEARS ENDED DECEMBER 31, 2006 and 2005. The increase in net cash used in operating activities in 2006, a period when the Company’s net loss decreased, is attributable to changes in non-cash charges and from the timing of cash receipts and disbursements related to working capital items in 2006. These changes in working capital items relate mainly to the significant increase in job contracts from 2005 to 2006, along with an increase in staffing to coincide with the growth of the company.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$3,400,000
Warrant exercise inducement expenses	1,588,000
Issuance of stock for service	16,000
Depreciation and amortization	(37,000)
Issuance of warrants as inducement for warrants exercise	53,000
Stock-based employee compensation cost	1,124,000
Amortization of interest expense	(319,000)
Issuance of options and warrants for services	70,000
Amortization of intangibles and loan origination costs	(168,000)
Amortization of deferred compensation	15,000
Issuance of stock in lieu of interest	(302,000)
5,440,000
Changes in timing of cash receipts and disbursements related to working capital items	(6,826,000)
(1,386,000)
Change in net loss—2006 compared to 2005	(4,694,000)
Increase in net cash used in operating activities	$(6,080,000)

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Refer to Warrant Exercise Inducement Expense section on the MD&A for a detailed description of the transactions.

Cash Flows from Investing Activities

	Year ended December 31,
	2006	2005
Net Cash Used in Investing Activities	$966,000	$36,000

                In 2006 and 2005, investing activities included the purchase of office equipment including computers for the increased workforce.

Cash Flows from Financing Activities

	Year ended December 31,
	2006	2005
Net Cash Provided By Financing Activities	$16,323,000	$5,045,000

                In 2006, the Company issued 21,422,223 shares of 10% convertible debentures maturing in 2007 and 2008 generating net proceeds of $3,792,500. In addition, 18,819,948 shares of common stock were issued upon the exercise of warrants and stock options, raising $3,287,642. In conjunction with the issuance of the convertible debentures, in 2006 the Company issued four-year warrants for the purchase of up to 17,731,387 shares of the Company’s common stock, at an average exercise price of $0.19 per share, which are exercisable at any time. These capital infusions were reduced by the repayment of $2,965,021 in long-term debt and the incurrence of $284,138 in loan origination costs.

LIQUIDITY AND CAPITAL RESOURCES

                At December 31, 2006, our current ratio was 2.94 compared to 0.76 at December 31, 2005. As of December 31, 2006, we had $10,688,277 of working capital compared to a working capital deficit of $674,523 as of December 31, 2005. Cash and cash equivalents were $5,801,852 as of December 31, 2006, as compared to $810,792 as of December 31, 2005.

                The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital and forecasts increased revenues.

                We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the first quarter of 2008. In light of our recent private placement of approximately $13.5 million worth of our convertible preferred stock in November 2006, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into 2008.

                Below is a table showing the potential issuable shares and available authorized common to be issued as of December 31, 2006.

As of December 31, 2006
Number of authorized common shares:	275,000,000
Less common shares outstanding:	149,359,052
Less potential issuable common shares:
Warrants	24,792,873
Debt conversion rights	2,910,360
Stock options	20,270,623
Stock purchase agreement rights	1,542,000
Preferred stock conversion rights	51,462,759
100,978,615
Available common shares to be issued:	24,662,333

23

COMMITMENTS AND GUARANTEES

                The Company’s commitments as of December 31, 2006, for the years 2007 through 2011 and thereafter as summarized below:

	2007	2008	2009	2010	2011	Thereafter	Total
	(Amount rounded in thousands)
Long-tem debt maturities (face amount)	$360,897	$200,000	$—	$38,456	$—	$—	$599,353
Employment obligations	585,000	585,000	585,000	250,000	250,000	—	2,255,000
Renewable energy credit guarantee obligations	98,710	64,701	64,701	64,701	55,329	1,412	349,554
Operating lease payments	240,576	321,900	285,900	267,900	267,900	937,650	2,321,826
Repayment of grant	35,000	—	—	—	—	—	35,000
Total	$1,320,183	$1,171,601	$935,601	$621,057	$573,229	$939,062	$5,560,733

INCOME TAXES

                As of December 31, 2006, the Company had federal and state net operating loss carryforwards totaling approximately $34,073,100 and $16,145,500, respectively, available to reduce future taxable income and tax liabilities which expire at various dates between 2007 and 2026. In addition, as of December 31, 2006, the Company had federal research and development tax credit carryforwards of approximately $180,600 available to reduce future taxable income and tax liabilities which expire at various dates between 2026. Under provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards, which can be used in future years.

PROPOSED ACQUISITION

                In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX (“ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

                With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, significantly lessor amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

                ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

                It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

                As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

24

                To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $290,769 were recorded on the balance sheet as of December 31, 2006, and along with the $500,000 payment to ENTECH, left a capitalized amount of $790,769 as a balance sheet asset on December 31, 2006, classified as deferred cost on proposed acquisition. Should this acquisition not go forward, the capitalized amount would need to be expensed.

                As of March 30, 2007, the company is continuing to negotiate the acquisition of ENTECH.

RECENT ACCOUNTING PRONOUNCEMENTS

                In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

                In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is still determining the impact of this FASB, but does not expect it to have a material effect on the Company’s consolidated financial statements.

                In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which is effective for calendar year companies as of December 31, 2006. SAB No. 108 provides guidance on how prior-year misstatements should be taken into consideration when quantifying misstatements in current-year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current-year balance sheet as well as the impact upon the current-year income statement in assessing the materiality of a current-year misstatement. Once a current-year misstatement has been quantified, the guidance in SAB Topic 1M, “Financial Statements—Materiality,” (SAB No. 99) will be applied to determine whether the misstatement is material. The adoption of this Statement has not had a material effect on the Company’s consolidated financial statements.

                In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe that its historical or expected tax reporting positions, which considered before application of the valuation allowance, will have a material impact on its consolidated financial statements. See Note 15, Income Taxes.

ITEM 7.  FINANCIAL STATEMENTS.

Report of Independent Registered Public Accounting Firm

                We have audited the accompanying consolidated balance sheets of WorldWater & Solar Technologies Corp. (formerly WorldWater & Power Corp.) and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ deficiency, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

25

                We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                As discussed in Note 1 of the consolidated financial statements, the Company has restated its consolidated financial statements for the years ended December 31, 2006 and 2005.

                As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Stock-based compensation upon the adoption of Statement of Financial Accounting Standard, No. 123(R), “Share-Based Payment”.

                In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WorldWater and Power Corp. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Amper, Politziner & Mattia, P.C.

Edison, New Jersey

April 9, 2007, except with respect to our opinion on the consolidated financial statements insofar as it relates to the restatements in Note 1, as to which the date is October 29, 2007

26

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

	December 31, 2006	December 31, 2005
	(Restated)	(Restated)
Assets
Current Assets:
Cash and cash equivalents	$5,770,595	$798,649
Restricted cash	31,257	12,143
Accounts receivable, net of allowance of $29,257 and $69,908 at December 31, 2006, and December 31, 2005, respectively	5,288,241	354,739
Accounts receivable, related party	22,500	32,426
Inventory	748,470	383,722
Costs and estimated earnings/losses in excess of billings	2,548,427	466,985
Prepaid expenses and deposits—current	1,763,293	109,104
Advances to employees	33,676	17,282
Total Current Assets	16,206,459	2,175,050
Equipment and Leasehold Improvements, Net	195,808	50,615
Intangible And Other Assets
Loan origination costs, net	—	287,688
Other intangible assets, net	66,667	109,667
Deferred costs on proposed acquisition	790,769	—
Other deposits	8,443	41,384
Total Assets	$17,268,146	$2,664,404
Liabilities, Convertible Redeemable Preferred Stock, and Stockholders’ Deficiency
Current Liabilities:
Accounts payable and accrued expenses	$4,862,877	$2,288,607
Long-term debt and notes payable, current portion	360,897	161,387
Customer deposits	43,453	89,719
REC guarantee liability, current portion	98,710	87,220
Billings in excess of costs and estimated earnings/losses	149,245	31,802
Notes payable, related parties	3,000	35,748
Accrued losses on construction in progress	—	155,090
Total Current Liabilities	5,518,182	2,849,573
Long-term debt and notes payable	38,456	338,317
REC guarantee liability, net of current portion	250,844	329,351
Total Liabilities	5,807,482	3,517,241
Commitments and contingencies	—	—
Convertible redeemable preferred stock
Series C convertible redeemable preferred stock	750,000	—
Series D convertible redeemable preferred stock	12,134,388	—
Total Convertible Redeemable Preferred Stock	12,884,388	—
Stockholders’ Deficiency:
Preferred Stock Convertible $.01 par value authorized 10,000,000; issued and outstanding:
Series B 7%—611,111 shares liquidation preference $550,000 as of December 31, 2006 and December 31, 2005	6,111	6,111
Common Stock, $.001 par value; authorized 275,000,000; 149,359,052 issued and outstanding at December 31, 2006 and 108,786,940 issued and outstanding at December 31, 2005	149,359	108,787
Additional paid-in capital	46,685,809	33,085,734
Deferred compensation	—	(45,000)
Accumulated deficit	(48,265,003)	(34,008,469)
Total Stockholders’ Deficiency	(1,423,724)	(852,837)
Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Deficiency	$17,268,146	$2,664,404

The Notes to Consolidated Financial Statements are an integral part of these statements.

27

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

	Years Ended:
	2006	2005
	(Restated)	(Restated)
Revenues:
Contract	$17,116,789	$1,918,420
Grant	216,892	113,060
Total	17,333,681	2,031,480
Cost of Revenues:
Contract	14,411,406	2,445,441
Grant	202,688	71,375
Total	14,614,094	2,516,816
Gross Profit (Loss):
Contract	2,705,383	(527,021)
Grant	14,204	41,685
Total	2,719,587	(485,336)
Operating Expenses:
Marketing, general and administrative expenses	7,774,871	4,447,767
Research and development expense	202,014	142,182
Total Expenses	7,976,885	4,589,949
Loss from Operations	(5,257,298)	(5,075,285)
Other (Expense) Income
Debt sourcing fees and commissions	(284,138)	(441,956)
Beneficial conversion and Warrant amortization	(3,399,992)	(6)
Warrant exercise inducement expenses	(1,588,432)	—
Interest expense, net	(662,135)	(1,028,677)
Other (Expense) Income, Net	120,103	168,278
Total Other (Expense) Income, Net	(5,814,594)	(1,302,361)
Net Loss	(11,071,892)	(6,377,646)
Preferred Stock Dividends attributable to Beneficial Conversion and Warrant amortization	(3,184,642)	—
Net Loss Attributable to Common Shareholders	$(14,256,534)	$(6,377,646)
Basic and diluted net loss per share	$(0.10)	$(0.07)
Weighted Average Common Shares Outstanding used in Per Share Calculation	135,921,421	93,767,378

The Notes to Consolidated Financial Statements are an integral part of these statements.

28

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

	2006	2005
	(Restated)	(Restated)
Cash Flows from Operating Activities:
Net loss applicable to Common Shareholders	$(14,256,534)	$(6,377,646)
Preferred Stock Divideds attributable to Beneficial Conversion and Warrant amortization	3,184,642
Adjustments to reconcile net loss to net cash used in operating activities:
Beneficial conversion and Warrant amortization	3,399,998	6
Warrant exercise inducement expense	1,588,432	—
Stock based employee compensation cost	1,123,755	—
Amortization of interest expense	333,823	654,126
Amortization of intangibles and loan origination costs	330,688	498,214
Issuance of stock for service	227,481	211,272
Issuance of options and warrants for services	70,000	—
Share based non-employee compensation cost	52,780
Amortization of deferred compensation	45,000	30,000
Issuance of stock in lieu of interest	68,973	371,087
Depreciation and amortization	30,272	67,015
Changes in assets and liabilities:
Accounts receivable	(4,933,503)	1,223,339
Accounts receivable—related parties	9,926	(32,426)
Inventory	(364,748)	(381,272)
Costs and estimated earnings/losses in excess of billings	(2,081,442)	(466,985)
Prepaid expenses and deposits	(1,621,248)	(61,337)
Advances to employees	(16,394)	(3,049)
Accounts payable and other accrued expenses	2,574,270	(275,619)
Accrued losses on construction in progress	(155,090)	155,090
Billings in excess of costs and estimated earnings/losses	117,443	31,802
Renewable energy credits guarantee liability	(67,017)	22,954
Customer deposits	(46,266)	28,920
Net Cash (Used in) Operating Activities	(10,384,759)	(4,304,509)
Cash Flows from Investing Activities:
Purchase of equipment and leasehold improvements	(175,465)	(35,872)
Deferred costs on proposed acquisition	(790,769)	—
Net Cash (Used in) Investing Activities	(966,234)	(35,872)
Cash Flows from Financing Activities:
Proceeds from issuance of debt, and notes payable with detachable warrants	—	3,780,000
Proceeds from exercise of warrants and stock options	3,532,085	1,316,955
Proceeds from issuance of redeemable convertible preferred stock	12,884,388	—
Proceeds from issuance of common stock	—	1,222,222
Increase in Restricted Cash and Restricted Cash Equivalents	(19,114)	—
Increase in Loan Origination costs	—	(418,832)
Payments on long-term debt	(74,420)	(855,402)
Net Cash Provided by Financing Activities	16,322,939	5,044,943
Net effect of currency translation on cash	—	55,235
Net Increase in cash and cash equivalents	4,971,946	759,797
Cash and cash equivalents, Beginning of year	798,649	38,852
Cash and cash equivalents, End of year	$5,770,595	$798,649

The Notes to Consolidated Financial Statements are an integral part of these statements.

29

WORLDWATER & SOLAR TECHNOLOGIES CORP.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

(Restated)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Additional Paid-In Capital	Deferred	Accumulated Other Comprehensive	Accumulated
	Shares	Par Value	Shares	Par Value	(Preferred)	(Common)	Compensation	Income (loss)	Deficit	Total
Balance, December 31, 2004	611,111	$6,111	79,834,341	$79,834	$537,331	$22,864,141	$(75,000)	$(56,080)	$(27,629,978)	$(4,273,641)
	—	—	—
Beneficial conversion feature of convertible notes	—	—	—	—	—	2,171,444	—	—	—	2,171,444
Interest on convertible notes	—	—	—	—	—	94,149	—	—	—	94,149
Conversion of convertible notes	—	—	12,530,017	12,530	—	2,222,470	—	—	—	2,235,000
Issuance of Common Stock:	—	—	—	—	—	—	—
For Services	—	—	361,416	361	—	111,189	—	—	—	111,550
Under SPA (SBI & CAMOFI)	—	—	5,000,001	5,000	—	1,217,222	—	—	—	1,222,222
Exercise of Warrants	—	—	6,177,605	6,179	—	1,149,996	—	—	—	1,156,175
Exercise of “cash-less” Warrants	—	—	1,207,341	1,207	—	(1,207)	—	—	—	—
Exercise of options	—	—	1,430,382	1,430	—	320,325	—	—	—	321,755
In leui of payment of interest	—	—	1,495,837	1,496	—	369,590	—	—	—	371,086
Purchase of QuantumEnergy Net Assets	—	—	750,000	750	—	239,250	—	—	—	240,000
Warrants granted for financing commissions	—	—	—	—	—	282,001	—	—	—	282,001
Warrants granted for services	—	—	—	—	—	60,523	—	—	—	60,523
Detachable warrants granted with convertible debt	—	—	—	—	—	1,447,310	—	—	—	1,447,310
Amortization of deferred compensation	—	—	—	—	—	—	30,000	—	—	30,000
Comprehensive loss”	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,378,491)	(6,378,491)
Other comprehensive expense—	—	—	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—	56,080	—	56,080
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(6,322,411)
Balance, December 31, 2005	611,111	6,111	108,786,940	108,787	537,331	32,548,403	(45,000)	—	(34,008,469)	(852,837)
Preferred Stock Dividends attributable to Beneficial Conversion and Warrants amortization						3,184,642		—	(3,184,642)	—
Conversion of convertible notes	—	—	21,422,223	21,422	—	3,771,078	—	—	—	3,792,500
Issuance of common stock::
For services	—	—	425,000	425	—	228,169	—	—	—	228,594
To induce exercise of warrants	—	—	1,447,422	1,447	—	370,458	—	—	—	371,905
Exercise of warrants	—	—	16,620,276	16,620	—	3,404,679	—	—	—	3,421,299
Exercise of options	—	—	450,561	451	—	109,220	—	—	—	109,671
In lieu of payment of interest	—	—	206,630	207	—	68,765	—	—	—	68,972
Warrant exercise Inducement expense	—	—	—	—	—	1,216,527	—	—	—	1,216,527
Warrants granted for services	—	—	—	—	—	70,000	—	—	—	70,000
Share-based employee compensation cost	—	—	—	—	—	1,123,755	45,000	—	—	1,168,755
Share-based non-employee compenstation cost	—	—	—	—	—	52,780	—	—	—	52,780
Net loss	—	—	—	—	—	—	—	—	(11,071,892)	(11,071,892)
Balance, December 31, 2006	611,111	$6,111	149,359,052	$149,359	$537,331	$46,148,478	$—	$—	$(48,265,003)	$(1,423,724)

The Notes to Consolidated Financial Statements are an integral part of these statements.

30

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note (1) Restatement of Financial Statements due to review of a Convertible Debt Instrument

                The Company has re-evaluated its accounting for its July 2005 convertible debentures. In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

                The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

                The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453). EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

                Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

                The total impact of this restatement on the Company’s statement of operations was to decrease the net loss applicable to common stockholders for the year ended December 31, 2005 by approximately $3,800,000, and to increase the net loss applicable to common stockholders by approximately $2,800,000 for the year ended December 31, 2006.

                Additionally, the Company will restate the interim financial statements for the quarterly and year-to-date periods ended March 31, 2006, June 30, 2006 and September 30, 2006 that will be included in its quarterly reports on Form 10Q for the comparable quarters and year-to-date in our current fiscal year.

                A summary of all adjustments included in this Annual Report on Form 10-K/A is detailed below (in thousands).

                The following table reflects the impact of the restatement on the cumulative net loss for the years ended December 31, 2006 and December 31, 2005 (in thousands):

		Fiscal Year
	Total	December 31, 2006	December 31, 2005
Increase/(Decrease) to Net Loss
Beneficial conversion and Warrant amortization	$(3,400)	$(3,400)	$—
Warrant exercise inducement expense	3,073	—	3,073
Interest expense, non-warrant, net	1,334	571	763
Total increase/(decrease) to net loss	$1,007	$(2,829)	$3,836

                The effects of our restatement on previously reported consolidated financial statements as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006 and December 31, 2005 are summarized as follows.

                The following table reflects the impact of the restatement on the Consolidated Balance Sheets (in thousands):

	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2005
	(as previously reported)	(restated)	(as previously reported)	(restated)
Selected Balance Sheet Data:
Long-term debt and notes payable, current portion	$495	$361	$769	$161
Current liabilities	5,653	5,518	3,457	2,850
Long-term debt and notes payable	104	38	2,759	338
Total liabilities	6,007	5,807	6,546	3,517
Additional paid-in capital	47,493	46,686	33,893	33,086
Accumulated deficit	(49,272)	(48,265)	(37,845)	(34,008)
Total stockholders’ deficiency	(1,624)	(1,424)	(3,882)	(853)

31

                The following table reflects the impact of the restatement on the Consolidated Statements of Operations (in thousands, except per share data):

	Fiscal Year
	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2005
	(as previously reported)	(restated)	(as previously reported)	(restated)
Selected Statement of Operations Data:
Warrant exercise inducement fees	$(1,588)	$(1,588)	$(3,073)	$—
Beneficial conversion and warrant amortization	—	(3,400)	—	—
Interest expense, net	(1,233)	(662)	(1,792)	(1,029)
Total other (expense) income, net	(2,986)	(5,815)	(5,139)	(1,302)
Net loss	(8,243)	(11,072)	(10,214)	(6,378)
Net loss attributable to common shareholders	(11,428)	(14,257)	(10,214)	(6,378)
Basic and dilluted net loss per share	(0.08)	(0.10)	(0.11)	(0.07)

                The following table reflects the impact of the restatement on the Consolidated Statements of Cash Flows (in thousands, except per share data):

	Fiscal Year
	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2005
	(as previously reported)	(restated)	(as previously reported)	(restated)
Selected Cash Flow Data:
Net loss	$(8,243)	$(11,072)	$(10,214)	$(6,378)
Beneficial Conversion feature of convertible notes	1,588	—	3,073	—
Beneficial conversion and Warrant amortization	—	3,400	—	—
Warrant exercise inducement expense	—	1,221	—	—
Issuance of warrants for service	—	367	—	—
Amortization of interest expense	905	334	1,417	654

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                The following table reflects the impact of the restatement on the Consolidated Statements of Stockholders’ Deficiency (in thousands, except per share data):

	Fiscal Year
	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2005
	(as previously reported)	(restated)	(as previously reported)	(restated)
Selected Cash Flow Data:
Beneficial conversion feature on convertible notes	$—	$—	$3,073	$2,171
Interest on convertible notes	—	—	—	94
Issuance of common stock for services and to induce exercise of warrants	227	—	—	—
Issuance of common stock for services	—	229	—	—
Issuance of common stock to induce warrants	—	372	—	—
Exercise of warrants	3,422	3,421	—	—
Warrants granted to induce exercise of warrants	1,588	1,217	—	—
Net loss	(8,243)	(11,072)	(10,215)	(6,378)
Total comprehensive loss	—	—	(10,159)	(6,322)
Total additional paid in capital common	46,956	46,148	33,356	32,548
Accumulated deficit	(49,272)	(48,265)	(37,845)	(34,008)
Total stockholders’ deficiency	(1,624)	(1,424)	(3,882)	(853)

There was no impact to the subtotals for the operating, investing, or financing sections of the consolidated statements of cash flows, because all adjustments occurred within the operating activities component.

Note (2) Liquidity and Capital Resources

                At December 31, 2006, our current ratio was 2.94 compared to 0.76 at December 31, 2005. As of December 31, 2006, we had $10,688,277 of working capital compared to a working capital deficit of $674,523 as of December 31, 2005. Cash and cash equivalents were $5,801,852 as of December 31, 2006, as compared to $810,792 as of December 31, 2005.

                The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

                We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the first quarter of 2008. In light of our recent private placement of approximately $13.5 million worth of our convertible preferred stock in November 2006, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into 2008.

Note (3) Nature of the Business

                Effective June 22, 2005 the shareholders of the Company approved the change of the Company’s name from WorldWater Corp. to WorldWater & Power Corp.

                WorldWater is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

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                With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and MobileMaxPure™.

                Information with respect to the Company’s geographic segments for the years ended December 31, 2006 and 2005 is presented below:

	Revenue		Long-lived Assets
	2006	2005	2006	2005
United States	$17,141,808	$1,998,937	$195,808	$50,615
Philippines	—	32,543	—	—
Sri Lanka	191,873	—	—	—
Total	$17,333,681	$2,031,480	$195,808	$50,615

Note (4) Summary of Significant Accounting Policies

                A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Principles of Consolidation

                The consolidated financial statements include the accounts of the Company’s subsidiaries WorldWater (Phils) Inc. and WorldWater Holdings Inc., a Delaware Corporation, and certain other inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Effective April 17, 2006, the Company divested its Phillipines subsidiary.

                The Company’s wholly-owned inactive subsidiaries include:

                WorldWater, Inc., a Delaware Corporation

                WorldWater East Africa Ltd., a Tanzanian Corporation

                WorldWater Pakistan (PVT.), LTD., a Pakistan Company

Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, depreciation, taxes, the guaranty liability for the value of Renewable Energy Credits, loses on uncompleted contracts and the value of shares issued. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

                The carrying value of accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to their short maturities. The fair value of the Company’s notes payable and debt are estimated based on the current rates offered to the Company for debt of the same remaining maturities and similar terms. See “Guarantor Agreements” below for disclosures regarding the fair value of the Company’s exposure for Renewable Energy Credits (“RECs”) which have been accrued on the Balance Sheet as of December 31, 2006 and 2005.

Concentration of Credit Risk and Significant Customers

                Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a high quality financial institution. With respect to accounts receivable as of December 31, 2006, 76% of the receivables,

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including related party receivables, were from three commercial customers and 2% were rebates owed by state agencies administering clean energy initiatives generated from the sale of solar equipment installed in the United States. The Company does not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations. The Company had one major customer accounting for 45% of revenue for the year ended December 31, 2006, and 52% of receivables at December 31, 2006; and two customers accounting for 64% of revenue for the year ended December 31, 2005.

Guarantor Arrangements

                In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The following is a summary of the Company’s agreements that have been determined to fall within the scope of FIN No. 45.

Renewable Energy Credit Guarantee (RECs)

                Under the equipment sales contract for the 267,840 kW (DC) solar-driven irrigation and energy system built in 2004 and a 42.7 kW solar-pumping and energy system currently in construction, the Company has guaranteed the price of certain Renewable Energy Certificates (RECs) to be generated by the installation during the first seven years of operation. Based on current market indications, the Company estimates its guarantee obligation may result in a potential loss of $452,907 which is tied to the future market and trading value of RECs traded in California. The liability was recorded in accordance with FIN 45, paragraph 8, whereby the Company determined the maximum number of kwh to be generated over the seven year span to be 3,148,936 (449,848 × 7), multiplied by the guaranteed amount of $0.125, resulting in a liability of $393,617. Without the knowledge of the future value of these RECs, the Company recorded as reductions of Contract Revenue: estimated losses of $393,617, $59,290 and $0 in the years ended December 31, 2004, 2005, and 2006, respectively. Adjustments to the estimated guarantee obligation will be recognized as an adjustment of revenue over the seven year term of the respective guarantee obligations. During of December 31, 2006 the Company has made payments on this guarantee in the amount of $92,658.

                The offering of renewable energy credit guarantee was an isolated incident, and the company does not expect to this in the future. Further, the maximum liability described is fixed and accrued for and not subject to change over the life of the agreement.

Product Warranty

                The Company provides for the estimated cost of product warranties at the time revenue is recognized. Since the Company has a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company’s warranty accrual:

Balance, December 31, 2004	$107,000
Accruals for warranties issued during 2005	6,863
Utilization of warranty reserve	(4,476)
Balance, December 31, 2005	$109,387
Accruals for warranties issued during 2006	272,086
Utilization of warranty reserve	(3,511)
Balance, December 31, 2006	$377,962

                The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company’s Consolidated Balance Sheet.

Comprehensive Loss

                Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income” establishes standards for reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss consists of net loss and foreign currency translation and is presented in the consolidated statements of stockholders’ deficiency. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company’s financial position or results of operations.

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Revenue Recognition

                The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

                Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

                Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

                Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

                Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Allowance for Doubtful Accounts

                The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

Accounting for Income Taxes

                Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Note (4) Summary of Significant Accounting Policies

Cash and Cash Equivalents

                The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

                Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically inventory has consisted mainly of purchased system components.

Equipment and Leasehold Improvements

                Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and, leasehold improvements, the shorter of 7 years or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amounts, less any proceeds, are charged or credited to income.

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                Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

Loan Origination Costs

                The Company finances part of its operations through the issuance of debt and incurs a substantial amount of costs associated with the acquisition of such debt. The Loan Origination Costs are capitalized and amortized over the life of the debt using the effective interest method. Upon early termination of the debt, any remaining costs are charged to Debt Sourcing Fees.

Research and Development

                Research and development costs are expensed as incurred.

Advertising Costs

                Advertising costs are expensed as incurred and were approximately $56,949 and $42,472 for the years ending December 31, 2006 and 2005, respectively.

Share-Based Compensation

                On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

                Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

                SFAS No. 123R also requires companies to calculate an initial “pool” of excess tax benefits available at the adoption date to absorb any tax deficiencies that may be recognized under SFAS No. 123R. The pool includes the net excess tax benefits that would have been recognized if the Company had adopted SFAS No. 123 for recognition purposes on its effective date. The Company has elected to calculate the pool of excess tax benefits under the alternative transition method described in FASB Staff Position (“FSP”) No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which also specifies the method to calculate excess tax benefits reported on the statement of cash flows. The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the year ended December 31, 2006.

                The pro-forma information presented in the following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” to stock-based employee compensation for the year ended December 31, 2005:

Year Ended
December 31, 2005
Net loss:
As reported	$(6,377,646)
Add: Stock based employee compensation expense included in reported net loss, net of related tax effects	30,000
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(840,210)
Pro-forma	$(7,187,856)
Net loss per share:
As reported	$(0.07)
Pro-forma	$(0.08)

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                The Company uses the Black-Scholes option-pricing model to estimate fair value of grants of stock options with the following weighted average assumptions:

	Year Ended December 31,
Assumptions for Option Grants	2006	2005
Risk-free interest rate	5%	4%
Volatility	34%	49%
Expected dividend yield	0%	0%
Expected life	10 years	10 years
Estimated forfeiture rate	1%	N/A

                The Company calculates expected volatility for a share-based grant based on historic daily stock price observations of our common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. For estimating the expected term of share-based grants made in the year ended December 31, 2006, the Company has adopted the simplified method authorized in Staff Accounting Bulletin No. 107. SFAS No. 123R also requires that estimated forfeitures be included as a part of the estimate of expense as of the grant date. The Company has used historical data to estimate expected employee behaviors related to option exercises and forfeitures. Prior to our adoption of SFAS No. 123R, the Company reduced pro-forma share-based compensation expense, presented in the notes to its financial statements, for actual forfeitures as they occurred.

                With respect to both grants of options and awards of restricted stock, the risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant or award.

                The Company adopted Statement 123(R) on January 1, 2006. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The value of the unvested stock options at December 31, 2006 is approximately $240,720, of which $240,720 will be expensed in 2007 under General & Administrative Expense on the P&L.

Net Loss Per Common Share

                Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company’s basic and diluted loss per share attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the years ended December 31, 2006 and 2005 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be antidilutive due to the Company’s losses. Below is a table of the potential issuable shares as of December 31, 2006 and 2005, respectively:

	As of	As of
	December 31, 2006	December 31, 2005
Warrants	24,792,873	36,789,366
Debt conversion rights	2,910,360	24,332,581
Stock options	20,270,623	11,810,392
Stock Purchase Agreement Rights	1,542,000	—
Preferred stock conversion rights	51,462,759	611,111
Total	100,978,615	73,543,450

Recent Accounting Pronouncements

                In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the

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first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

                In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial statements.

                In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which is effective for calendar year companies as of December 31, 2006. SAB No. 108 provides guidance on how prior-year misstatements should be taken into consideration when quantifying misstatements in current-year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current-year balance sheet as well as the impact upon the current-year income statement in assessing the materiality of a current-year misstatement. Once a current-year misstatement has been quantified, the guidance in SAB Topic 1M, “Financial Statements—Materiality,” (SAB No. 99) will be applied to determine whether the misstatement is material. The adoption of this Statement has not had a material effect on the Company’s consolidated financial statements.

                In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe that its historical or expected tax reporting positions, which considered before application of the valuation allowance, will have a material impact on its consolidated financial statements. See Note 15, Income Taxes.

Reclassifications

                Certain prior year balances have been reclassified to conform to current year presentation.

Note (5) Proposed Acquisition

                In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX (“ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

                With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lessor amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

                ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

                It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

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                As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

                To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $290,769 were recorded on the balance sheet as of December 31, 2006, and along with the $500,000 payment to ENTECH, left a capitalized amount of $790,769 on the balance sheet asset at December 31, 2006, classified as deferred cost on proposed acquisition. Should the proposed acquisition not go forward in 2007, the capitalized amount would need to be expenses in that year.

                As of March 30, 2007, the company is continuing to negotiate the acquisition of ENTECH.

Note (6) Contracts

	As of December 31,
	2006	2005
Costs incurred on contracts	$14,411,406	$2,442,477
Estimated earnings, less foreseeable losses	2,705,383	(527,021)
	17,116,789	1,915,456
Billings to date	(14,717,607)	(1,480,273)
Net costs and estimate earnings/losses in excess of billings	$2,399,182	$435,183
These amounts are included in the accompanying consolidated balance sheets under the following captions:
Costs and estimated earnings/losses in excess of billings	$2,548,427	$466,985
Billings in excess of costs and estimated earnings/losses	(149,245)	(31,802)
	$2,399,182	$435,183

                The Company generates billings based on the fulfillment of milestones, which are set forth in the signed contract for each project. Milestones may include, but are not limited to, initial permits being satisfied, delivery of materials, and installation when substantially complete.

Note (7) Equipment and Leasehold Improvements

                Equipment and leasehold improvements consist of the following at December 31, 2006 and 2005:

	2006	2005
Office furniture and equipment	$130,551	$8,224
Vehicles	78,143	34,634
Computers	16,568	5,319
Test equipment and assembly fixtures	—	4,903
Leasehold improvements	5,453	2,171
	230,715	55,251
Less accumulated depreciation and amortization	(34,907)	(4,636)
Equipment and leasehold improvements, net	$195,808	$50,615

                Depreciation expenses in 2006 and 2005 were $30,271 and $25,991 respectively. During 2005, we abandoned fully depreciated equipment and leasehold improvements totaling $253,381.

Note (8) Intangible Assets

                Intangible assets are listed below as of December 31, 2006 and the associated amortization for the year ended December 31, 2006.

	As of December 31,
	2006	2005
Loan origination costs	$287,688	$661,634
Accumulated amortization	(287,688)	(373,946)
Loan origination costs, net	$—	$287,688
Non-compete agreement, customer list and trade name	$123,000	$123,000
Accumulated amortization	(56,333)	(13,333)
Non-compete agreement, net	$66,667	$109,667
Purchased customer contracts	$—	$98,500
Accumulated amortization	—	(98,500)
Purchased customer contracts, net	$—	$—

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                Amortization expenses for 2006 and 2005 were $330,688 and $455,288 respectively.

Note (9) Accounts Payable and Accrued Expenses

                Accounts payable and accrued expenses consist of the following at December 31, 2006 and 2005:

	2006	2005
Accounts payable—contracts	$2,328,963	$854,397
Accounts payable—other	760,702	761,809
Accrued salaries	271,039	250,085
Accrued interest	268,501	226,446
Accrued warranty reserve	377,962	109,387
Accrued sales commission	190,140	56,991
Accrued payroll taxes and withholdings	—	13,127
Accrued sales & use taxes	302,000	—
Accrued project costs	143,890	—
Accrued project contingency	45,000	—
Preferred dividend payable	22,500	—
Accrued legal expenses	73,708	—
Other accrued expenses	78,472	16,365
Total	$4,862,877	$2,288,607

Note (10) Securities Purchase Agreements

2004-Securities Purchase Agreement with SBI Brightline VIII LLC (“SBI Brightline SPA”)

                In April 2004, the Company entered into the SBI Brightline SPA calling for the sale of common stock and issuance of warrants as shown in the table below.

	Common Stock Purchase Rights		Warrant Rights
Tranche No.	No. of Shares	Price Per Share	No. of Warrants	Price Per Warrant
Purchased Prior to December 31, 2004
1	7,000,000	$0.17	2,100,000	$0.17
2	5,000,000	$0.22	1,500,000	$0.22
Available to Be Purchased As of December 31, 2004
3	5,000,000	$0.27	1,500,000	$0.27
Total/Average	17,000,000	$0.214	5,100,000	$0.214

                The trading price of the Company’s common stock during the several weeks leading up to April 1, 2004, the effective date of the SBI Brightline SPA, was generally greater than the price per share for the Tranche No. 1 shares that were sold under the SBI Brightline SPA; however, the average closing price during March 2004 was slightly more than $0.20 per share and the average share price of all of the shares to be sold under the SBI Brightline SPA is slightly greater than $0.21 per share.

                In the first quarter of 2005, the Company issued and sold to SBI Brightline 740,740 shares of common stock at a price of $0.27 per share as the initial installment of the third Tranche resulting in equity proceeds of $200,000. In conjunction with the sale of the stock, the Company issued 222,222 unregistered warrants at a price of $0.27 per share included in the third Tranche shown above.

                On July, 2005, SBI Brightline assigned its rights to the remaining shares of the third tranche of the SPA to Camofi 2005.

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2005 Securities Purchase Agreement with Camofi Master LDC (“Camofi SPA”)

                Under the terms of the Camofi SPA agreement entered in July, 2005, Camofi acquired:

•                  4,259,260 common shares of the Company at $0.24 per share resulting in net proceeds of $1,022,222 which were the remaining shares of the third Tranche of the SPA;

•                  Warrants to purchase an aggregate of 1,277,778 shares of common stock of the Company at an exercise price of $.22 per share associated with the sale of common stock.

•                  A $3,250,000 principal amount 10% convertible note due July 21, 2008 (“July 21, 2008 Note”) for a purchase price of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock at closing (see Long-Term Debt and Notes Payable Note) and was fully converted as of December 31, 2006; and

•                  Warrants to purchase an aggregate of 9,027,778 shares of common stock of the Company at an exercise price of $.18 per share associated with the July 21, 2008 Note issuance.

                In the fourth quarter of 2006, Camofi converted 250,000 shares at $0.18 per share, in full settlement of the outstanding debt due from the Company.

2006 Investment Agreement with EMCORE Corporation

Series D Convertible Preferred Stock

                On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

Note (11) Long-Term Debt and Notes Payable

                Long-term debt (including convertible debt) and notes payable consist of the following uncollateralized loans outstanding at December 31, 2006 and 2005:

					Option		Potential
					to Pay		Number of
					Interest		Shares
					in either	Conversion	Upon	December 31, 2006		December 31, 2005
		Stated	Effective		Common	Price of	Conversion		Net			Net
Maturity	Loans	Interest	Interest	Interest	Stock	Common	@	Face	Amount	Face		Amount
Date	Holder	Rate	Rate	Period	or Cash	Stock	12/31/06	Amount	Outstanding	Amount		Outstanding
2006	Funds & Qualified individual investors	10%	19-30%	Semi-Annual	Yes	N/A	—	$—	$—	$235,000		$12,887
2007	Funds & Qualified individual investors	10%	19-30%	Semi-Annual	Yes	$0.18	1,233,667	185,050	165,050	267,550	(a)	230,842
2008	Funds & Qualified individual investors	10%	19-30%	Majority Monthly	Yes	$0.18	1,333,333	200,000	20,000	3,675,000	(b)	—
On Demand	Qualified individuals	0% to 10%	0% to 15%	Majority Monthly & Semi-annually	No	N/A	N/A	30,347	30,347	3,000	(c)	3,000
On Demand	Qualified individual investors	10%	10%	Maturity	No	$0.40	132,500	53,000	53,000	53,000	(d)	53,000
Stated Maturity Date 1997	Qualified individual investors	8%	8%	Maturity	No	$0.40	125,000	50,000	50,000	50,000	(e)	50,000
Not Stated	Qualified individual investors	4.50%	4.50%	Not stated	N/A	$0.495	85,859	42,500	42,500	42,500	(f)	42,500
2010	Financial Institution	8%		Monthly principal & interet payments	No	N/A	N/A	38,456	38,456	107,475	(g)	107,475
						Total	2,910,359	$599,353	399,353	$4,433,525		499,704
							Less current portion		360,897			161,387
							Long-term portion		$38,456			$338,317

(a)           In 2004, the company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest and have a maturity date in 2007.

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(b)           In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of  $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.  As of December 31, 2006, $200,000 remained outstanding to be converted.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6.  As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue #6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the years ended December 31, 2006 and 2005, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $3,399,992 and $6, respectively.

As of December 31, 2006 there was $200,000 of unamortized debt discount.

The aggregate fair value of the common stock that the holder received (assuming all $3,600,000 of debt was converted to 20,000,000 shares of common stock) was $5,600,000.  This amount exceeded the proceeds of $3,600,000 by $2,000,000.  .

Also in July 2005, the Company entered into two convertible notes totaling $350,000: $250,000 with an investment fund and $100,000 with a private investor. The notes bear 10% interest which at the option of the Company can be paid in cash or in shares of the common stock of the Company, or a combination of both. The note holders have the option to convert all or any part of the outstanding principal into common stock of the Company at a conversion price of $0.18 per share. Through the third quarter of 2006, the investment fund holder converted $125,000, respectively, of their outstanding principal into 694,444 common shares of the Company.

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(c)           Loans payable to individual investors totaling $30,347. These loans were entered into in 1997. The notes bear 10% interest and are payable on demand.

(d)           Loans payable to individual investors totaling $53,000. These loans were entered into in 2000. The notes bear 10% interest and are payable on demand.

(e)           Loans payable to individual investors totaling $50,000. These loans were entered into in 1992. The notes bear 8% interest and had an original maturity date of October 14, 1997.

(f)            Loans payable to individuals, with no stated interest rate or maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(g)           Loans payable to individual investors totaling $38,456. These loans were entered into in 2005. The notes bear 8% interest and had an original maturity date in 2010.

                On August 25, 2006, the Company entered into a Bridge Loan totaling $500,000. The note bears 10% interest, which, at the option of the Company, can be paid in cash or in shares of the common stock of the Company or a combination of both. The loan was repaid on November 30, 2006. The loan was repaid in the fourth quarter. In accordance with the terms of the loan agreement, the Company issued a five-year warrant for 500,000 shares with an exercise price of $0.22 per share. The warrants can be found on the table in Note 15 under the line item “Warrants issued in consideration for extensions of short-term loans by a Director and Shareholders.”

                The maturities of long-term debt (face amount) are:

2007	$360,897
2008	200,000
2009	—
2010	38,456
Total	$599,353

Note (12) Related Party Transactions

Notes Payable

                The Company had outstanding notes payable owed to directors, officers and employees of the Company as of December 31, 2006 and 2005 as follows:

	2006	2005
Directors	$3,000	$3,000
Officers and employees	—	32,748
Total	3,000	35,748
Less current maturities	(3,000)	(35,748)
Total long term note payable, related party	$—	$—

                Notes payable to directors, officers and employees are due on demand and accrue interest at 10% per annum.

Other Related Party Transactions

                The Company leased office and laboratory facilities from the Chairman of the Company. Lease payments to the Chairman were $18,000 and $36,000 in 2006 and 2005, respectively, plus utilities and maintenance. This lease was terminated as of June 30, 2006.

Note (13) Convertible Preferred Stock

                In 2001, the Company issued a total of 66,667 shares of Series A 7% three-year Convertible Preferred Stock in exchange for financial public relations services. The shares were issued at $0.90 per share and the services were valued at $60,000 and recorded in the financial statements. In October 2004, the shares of Series A Preferred Stock were converted into 66,667 shares of common stock issue at $0.90 per share.

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                In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company’s Philippine subsidiary. The conversion privileges, which expired September 2003, were convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

                It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

                Dividends on the Series B were accrued through September 30, 2004 at the rate of 7% and shown as “Accretion of preferred stock dividends’ in the Consolidated Statements of Operations.

Series C Convertible Preferred Stock

                The Company issued 750,000 shares of Series C 6% Convertible Preferred Stock at $1.00 per share. The Series C Convertible Preferred Stock proceeds were used to fund: (i) a $500,000 payment made to the ENTECH, Inc. (“ENTECH”) to secure a binding letter of intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

                The Series C Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on December 31, 2006, equal to $0.39 per share of our common stock.

                Dividends on the Series C Convertible Preferred Stock accrue at the annual rate of 6%, payable the first day of each month, except that during the period July 1, 2006 through June 30, 2007 dividends will be accrued but not paid. As of December 31, 2006, the Series C Convertible Preferred Stock had accrued and unpaid dividends in the aggregate amount of $22,500, which will be payable upon conversion.

Series D Convertible Preferred Stock

                On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

                Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

                On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

                The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the

45

Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock.

                In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

                The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater (the “Common Stock”) initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect two members of the Board of Directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect one member of the Board of Directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

The Series D Preferred Stock was classified out of permanent equity since it fit certain criteria in paragraph#2 of EITF Topic D-98 (“D-98”), however it was not classified as a liability since it did not meet the requirements of a liability. Topic D-98, paragraph 8, indicates the following “For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method initially and then allocated the remaining.” In the Company’s case, the discount was recognized as a Preferred Stock Dividend on the day of issuance since the earliest conversion date was immediately. The Company recorded a debit to Preferred Stock Dividend and a Credit to Additional Paid in Capital, which is in accordance with Case 1(a) of Topic D-98.

The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company. Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

                On November 29, 2006, the Company recorded a beneficial conversion on preferred stock dividends which needed to be recognized on the preferred shares of 4,892,857 and warrants of 505,044. After calculating the intrinsic value, in conjunction with utilizing the Black Scholes method, an adjustment of $3,184,642 was recorded as a preferred stock dividend.

The warrants to purchase Series D preferred stock were calculated by converting them to their common share equivalent, then utilizing the Black-Scholes Method to arrive at a fair value.  The amounts allocated to the preferred stock and warrants were equivalent to their fair value and relative fair value, respectively.

46

Liquidation Preference

                Upon liquidation, holders of the Series C and D Convertible Redeemable Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a share of Series C and D, preferred if immediately prior to dissolution and liquidation, all shares of Series C and D Convertible Redeemable Preferred Stock were converted into shares of common stock. The liquidation preference of Series C and D is $772,500 and $13,500,000, respectively.

Note (14) Common Stock Transactions

                Common stock transactions during the twelve months ended December 31, 2006 consisted of the following:

		Price Per
	Shares	Share
Shares Issued and Outstanding December 31, 2005	108,786,940
Conversion of Convertible Loans totaling $3,792,500	21,422,223	$0.18
Warrants exercised	16,620,276	$0.19
Shares issued to induce warrant holder to exercise warrant	1,111,111	$0.22
Shares sold under Stock Purchase Agreements	—	$—
Shares issued in lieu of payment of cash for interest	206,630	$0.19
Stock options exercised	450,561	$0.19
Shares issued as compensation for public relations and business development	761,311	$0.19
Shares issued during the year ended December 31, 2006	40,571,582	$0.19
Shares issued and Outstanding December 31, 2006	149,359,052

The common stock issued in connection with the goods and services in Note 14 of the Company’s Form 10KSB/A were issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered. The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FAS 123R, paragraph 7. The Company notes that the amount expensed in the Company’s Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

Note (15) Warrant Transactions

                The Company uses the fair value method to account for transactions with non-employees in which unregistered common stock shares are issued in consideration for extensions of short-term loans, commissions for debt and equity financing, and the provision of goods or services. The fair value of all warrants are calculated using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; expected volatility (calculated on a case by case situation), utilizing the current risk free interest rate, and an average term of 10 years. The relative fair value of the warrants resulted in non-cash expense charges of $528,000 and $1,985,000 for the years ended December 31, 2006 and 2005. All warrants below are exercisable immediately. All warrants are exercisable to common stock only and do not include Series D Preferred Stock warrants.

                Warrant transactions consisted of the following during the year ended December 31, 2006:

	Exercisable
	Warrants	Stock Price
Warrants Outstanding As of December 31, 2005	36,789,366	$0.15 to $0.50
a) Detachable warrants issued in conjunction with the issuance registered common stock shares	1,083,614	$0.35 to $0.39
b) Warrants issued in consideration for extensions of short-term loans by a Director and Shareholders	875,000	$0.18 to $0.22
c) Warrants granted on commissions as debt and equity financings	2,612,169	$0.25 to $0.32
d) Warrants for services	500,000	$0.41
Exercise of warrants	(16,620,276)	$0.19
Expiration of outstanding warrants	(447,000)
	(11,996,493)
Warrants Outstanding As of December 31, 2006	24,792,873	$0.15 to $0.50

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Terms and conditions of the above warrant transactions are listed below:

a) Detachable warrants issued in the second quarter to various non-employees with a term ranging from 3-5 years

b) Warrants issued in the fourth quarter to various non-emplyees with a term ranging from 3-5 years

c) Warrants issued in in the fourth quarter in conjunction with our fourth quarter capital raise with a term of 5 years

d) Warrants issued in the first quarter for outside services from non-employees with a term of 3 years

At various times during 2006, the Company offered all individuals who were granted detachable warrants (issued in connection with convertible loans) in 2003 and 2004 a short-term inducement to exercise the warrants at a reduced exercise price ($0.20). The offers were short term in nature and expired anywhere from 30-60 days from the initial offer. The Company notes that 9,099,698 warrants were exercised as a result of the offers. Since the warrants were issued in connection with convertible loans, the Company recorded an expense related to the notes. The expense for the inducement was recorded by obtaining the difference between the Black-Scholes value of the initial fair value of the warrants and that of the short-term modification multiplied by the number of parties who accepted the inducement. The Company used the current stock price, modified exercise price, current volatility, current interest and dividend rate and the 30-60 day term as their inputs for the Black-Scholes model. The Company notes that the expense incurred as a result of these offers was $1,216,527. The additional $371,905 of expense related to the Company issuing 1,447,422 shares of common stock to a debt holder to induce them to exercise their outstanding warrants (not at a discount). The company calculated this portion of the expense by multiplying the market price of the stock the date the inducement was offered by the number of shares issued.

                Warrants outstanding expire as follows:

Year	Warrants Expiring	Strike Price
2007	2,885,666	$0.15-0.50
2008	2,551,697	0.15-0.37
2009	15,236,650	0.15-0.41
2011	4,118,860	0.18-0.375
	24,792,873

Note (16) Income Taxes

                Income tax benefit for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Federal:
Current	$—	$—
Deferred	—	—
	—	—
State:
Current	—	—
Deferred	—	—
Benefit from sale of net operating losses and research credits	—	(200,953)
	$—	$(200,953)

                Income taxes computed using the federal statutory income tax rate differs from the Company’s effective tax rate primarily due to the following for the years ended December 31, 2006 and 2005:

	2006	2005
Income tax benefit at US federal statutory tax rate	$(2,802,600)	$(3,541,000)
State income taxes, net of federal tax effect	(211,200)	(426,800)
Permanent items	258,900	1,098,200
Change in deferred tax asset valuation allowance	2,754,900	2,869,600
Benefit from sale of New Jersey net operating losses and research credits	—	(200,953)
	$—	$(200,953)

                As of December 31, 2006, the Company had Federal and state net operating loss carryforwards totaling approximately $32,055,800 and $17,189,500, respectively, available to reduce future taxable income and tax liabilities which expire at various dates between 2007 and 2026. In addition, as of December 31, 2006, the Company had federal research and

48

development tax credit carryforwards of approximately $180,600 available to reduce future taxable income and tax liabilities which expire at various dates between 2026. Under provisions of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards, which can be used in future years. The carryforwards will expire as follows:

Year	Net Operating Loss Carryforwards		Research and Development Tax Credits
Expiring	Federal	State	Federal	State
2007	$251,100	$—	$—	$—
2008	641,300	—	—	—
2009	887,900	—	19,600	—
2010	912,400	—	15,200	—
2011	981,200	4,759,500	15,400	—
2012	1,263,200	5,318,200	12,900	—
2013	1,337,700	7,111,800	20,400	—
2014	660,000	—	16,100	—
2015	1,687,500	—	17,700	—
2016	1,453,700	—	16,500	—
2017	1,688,400	—	8,100	—
2018	3,101,900	—	18,700	—
2019	4,759,500	—	20,000	—
2020	5,318,200	—	—	—
2021	7,111,800	—	—	—
	$32,055,800	$17,189,500	$180,600	$—

                Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has considered the Company’s history of losses and, in accordance with the applicable accounting standards, has fully reserved the deferred tax asset. Deferred tax assets consist of the following at December 31, 2006 and 2005:

	2006	2005
Gross deferred tax assets
Net operating loss carryforwards	$12,327,100	$10,108,500
Warranty reserve	169,000	43,900
Accrued expenses and deferred compensation	534,000	122,800
	13,030,100	10,275,200
Gross deferred tax liabilities
Deferred tax valuation allowance	(13,030,100)	(10,275,200)
	$—	$—

                The Company participates in the State of New Jersey’s corporation business tax benefit certificate transfer program (the “Program”), which allows certain high technology and biotechnology companies to transfer unused New Jersey net operating loss carryovers and research and development tax credits to other New Jersey corporation business taxpayers. In 2005, the Company submitted applications to the New Jersey Economic Development Authority (the “EDA”) to participate in the Program for the years 2004 and 2003, and the applications were approved. The EDA then issued certificates certifying the Company’s eligibility to participate in the Program for these years.

                During 2005, the Company sold approximately $2,207,000 and $210,000 of its 2004 and 2003 New Jersey State net operating loss carryforwards, and $10,800 of its 2004 research and development tax credits, resulting in the recognition of a $200,953 tax benefit.

Note (17) Stock-Based Compensation Plans

Incentive Stock Option Plan

                In 1999, the Board of Directors and stockholders approved the Company’s 1999 Incentive Stock Option Plan (the “1999 Plan”), which was amended in 2006 with the approval of the Board of Directors and stockholders to increase the amount of available shares under the plan to a maximum of 25,000,000 million shares. The 1999 Plan authorizes the issuance of incentive stock options and nonqualified stock options. The Compensation Committee determines the type, amount and

49

terms, including vesting, of any award made under the incentive plan. Incentive stock options granted generally vest as follows: grants to officers—generally over a defined term up to three years; and grants to employees—over the succeeding twelve months and expire between three and ten years from the date of the grant. Nonqualified stock option grants to directors and consultants generally vest immediately upon grant and expire three years from the date of grant.

                The following is a summary of stock option activity:

	Shares	Weighted- Average Exercise Price
Balance, December 31, 2004	10,015,325	$0.25
Granted	3,430,988	0.31
Cancelled	(205,539)	0.27
Exercised	(1,430,382)	0.23
Balance, December 31, 2005	11,810,392	$0.27
Granted	2,996,000	0.30
Cancelled	(997,600)	0.32
Exercised	(450,561)	0.24
Balance, December 31, 2006	13,358,231	$0.27
Options Exercisable, December 31, 2006	11,605,819	$0.26

                Summarized information about stock options outstanding is as follows:

Range of Exercise Prices	Options Outstanding as of December 31, 2006	Average Remaining Contractual Life	Average Exercise Price	Options Exercisable as of December 31, 2006	Average Exercise Price of Exercisable Options
$0.02-0.15	3,365,173	5.0 yrs.	$0.14	3,365,173	$0.14
0.19-0.30	4,928,170	7.6	0.27	3,538,170	0.27
0.31-0.40	4,860,888	6.8	0.34	4,498,476	0.34
0.45-0.59	204,000	1.2	0.49	204,000	0.49
Total	13,358,231	$0.27	11,605,819	$0.26

                The aggregate intrinsic value of options outstanding and exercisable at December 31, 2006 was $1,369,509.

In regard to Paragraph A240(c) of SFAS 123R, for each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year was $0.18.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year was $1,432,228 as of December 31, 2006.

Restricted Stock Agreement

                In 2002, the Company granted 1,000,000 shares of restricted common stock for the benefit of its Chairman. Compensation expense for the grant was based on the market price ($0.15) for the common stock and is being amortized on a straight-line basis over the five year vesting period based on continuous service. The recipient has the right to vote all shares subject to the grant, whether or not the shares have vested. These shares were issued in January, 2007.

                The balance of unearned compensation related to the restricted shares as of December 31, 2006 was $0. Compensation expense recognized in each of the years ended December 31, 2006 and 2005 was $45,000 and $30,000 respectively.

Note (18) Employees’ Savings Plan

                The Company established a 401(k) plan in 2000 for eligible employees. Under the provisions of the plan, eligible employees may voluntarily contribute a portion of their compensation up to the statutory limit. In addition, the Company can

50

make a matching contribution at its discretion. As of December 31, 2006, the Company has not made any contributions to the plan.

Note (19) Commitments and Guarantees

                The Company’s commitments as of December 31, 2006, for the years 2007 through 2011 and thereafter are estimated below:

Amounts rounded in thousands	2007	2008	2009	2010	2011	Thereafter	Total
Long-tem debt maturities (face amount)	$360,897	$200,000	$—	$38,456	$—	$—	$599,353
Employment obligations	585,000	585,000	585,000	250,000	250,000	—	2,255,000
Renewable energy credit guarantee obligations	98,710	64,701	64,701	64,701	55,329	1,412	349,554
Operating lease payments	240,576	321,900	285,900	267,900	267,900	937,650	2,321,826
Repayment of grant	35,000	—	—	—	—	—	35,000
Total	$1,320,183	$1,171,601	$935,601	$621,057	$573,229	$939,062	$5,560,733

Operating Leases

                The Company’s executive office, research and development facility is housed in a 30,000 square foot site located at 200 Ludlow Drive, Ewing, New Jersey 08638. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. The Company also occupies 13,270 square feet at 55 Route 31 South, Pennington, NJ 08534. This facility is leased under an operating lease expiring on June 25, 2007.

                In September 2005, the Company acquired Quantum Energy Group in Applegate, California which included the transfer of their five year lease expiring April 30, 2009, with two five-year options to extend the lease.

                In July 2004, the Company opened a sales and technical support office in Foster City, California under a two-year lease expiring May 31, 2006, and which office was closed in June 2005

Employment Agreements

                On December 18, 2006, the Company entered into a five-year employment agreement with Mr. Kelly, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in the Company “fringe benefits” including health coverage and the maintenance of a whole life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a period of 24 months, whichever is longer. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant.

                In July 2002, Mr. Kelly was granted 1,000,000 shares of restricted stock, all of which are vested as of December 31, 2006. Total other compensation expense recognized was $45,000 in December 31, 2006 and in 2005.

                Included in accrued sales commissions as of December 31, 2006 is $58,622 owed to Mr. Kelly under a Management Services Fee Agreement expired on December 31, 2006, calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

                On July 10, 2006, the Company entered into an employment agreement with Mr. Larry L. Crawford, Executive Vice President and Chief Financial Officer with a term which expires July 9, 2009. Annual compensation under the agreement is $150,000 and included an initial grant of 600,000 stock options vesting over the term of the employment agreement. On March 8, 2007, the Company entered into a new three-year employment agreement with Mr. Crawford. The contract was effective January 1, 2007 and includes his appointment as Executive Vice President. Adjusted compensation under this contract is $175,000 annual salary and $750 monthly auto allowance.

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                On December 18, 2006, the Company entered into an employment agreement with Douglas L. Washington, Executive Vice President, Marketing, effective January 1, 2007 for a period of three year. Annual compensation under the agreement is $160,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

                On May 24, 2004, the Company entered into an employment agreement with James S. Brown. Executive Vice President, Project Finance with a term which expired December 31, 2006. Annual compensation under the agreement is $150,000 and included an initial grant of 250,000 stock options vesting over the term of the employment agreement.

Note (20) Contingencies

                The Company is subject to various claims and suits from time to time in the ordinary course of its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, financial condition or results of operations.

Note (21) Supplemental Disclosure of Cash Flow Information

	2006	2005
Cash paid during the year for interest	$80,957	$242,154

Note (22) Subsequent Events

                In the quarter ending March 31, 2007, the Company issued 377,116 shares of common stock as the result of warrants and stock options being exercised, loans being converted and the Company issuing common stock for services and in lieu of the payment of interest. The exercise of warrants and common stock options resulted in the infusion of $86,261 in new capital to the Company in the quarter.

Note (23) Quarterly Financial Data (unaudited):

                Refer to Note (1) Restatement of Financial Statements.

                Summarized unaudited quarterly financial data for fiscal 2006 and 2005, is as follows (in thousands, except per share data):

                Profit & Loss:

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(restated)	(restated)	(restated)	(restated)
Net loss	$(5,728)	$(1,998)	$(869)	$(5,662)
Basic net loss per share(1)	$(0.05)	$(0.01)	$(0.01)	$(0.04)
Diluted net loss per share(1)	$(0.05)	$(0.01)	$(0.01)	$(0.04)

	9 Months Ended	Quarter Ended	Quarter Ended
	September 30, 2005	September 30, 2005	December 31, 2005
	(restated)	(restated)	(restated)
Net loss	$(4,399)	$(1,666)	$(1,979)
Basic net loss per share(1)	$(0.05)	$(0.02)	$(0.01)
Diluted net loss per share(1)	$(0.05)	$(0.02)	$(0.01)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(as previously reported)	(as previously reported)	(as previously reported)
Net loss	$(3,576)	$(1,998)	$(788)	$(5,100)
Basic net loss per share(1)	$(0.03)	$(0.01)	$(0.01)	$(0.08)
Diluted net loss per share(1)	$(0.03)	$(0.01)	$(0.01)	$(0.08)

	9 Months Ended	Quarter Ended	Quarter Ended
	September 30, 2005	September 30, 2005	December 31, 2005
	(as previously reported)	(as previously reported)
Net loss	$(7,541)	$(4,808)	$(2,566)
Basic net loss per share(1)	$(0.08)	$(0.05)	$(0.02)
Diluted net loss per share(1)	$(0.08)	$(0.05)	$(0.02)

(1)           Net income per share calculations for each quarter are based on the weighted average diluted shares outstanding for that quarter and may not total to the full year amount.

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                Balance Sheet:

Quarter Ended:	March 31, 2006	June 30, 2006	September 30, 2006
	(restated)	(restated)	(restated)
Selected Balance Sheet Data:
Current liabilities	$4,287	$5,267	$4,373
Total liabilities	2,364	6,043	5,077
Additional paid-in capital	38,899	40,953	42,123
Accumulated deficit	(39,736)	(41,734)	(42,604)
Total stockholders’ deficiency	1,274	(1,106)	(352)

Quarter Ended:	September 30, 2005
(restated)
Selected Balance Sheet Data:
Current liabilities	$3,099
Total liabilities	3,849
Additional paid-in capital	32,595
Accumulated deficit	(32,029)
Total stockholders’ deficiency	573

Quarter Ended:	March 31, 2006	June 30, 2006	September 30, 2006
	(as previously reported)	(as previously reported)	(as previously reported)
Selected Balance Sheet Data:
Current liabilities	$4,421	$5,401	$4,833
Total liabilities	5,251	6,445	5,838
Additional paid-in capital	39,706	41,760	42,931
Accumulated deficit	(41,420)	(43,385)	(44,173)
Total stockholders’ deficiency	(1,613)	(1,508)	(1,114)

Quarter Ended:	September 30, 2005
(as previously reported)
Selected Balance Sheet Data:
Current liabilities	$3,099
Total liabilities	6,184
Additional paid-in capital	33,402
Accumulated deficit	(35,171)
Total stockholders’ deficiency	(1,762)

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                None.

ITEM 8A.  CONTROLS AND PROCEDURES.

a)             Evaluation of disclosure controls and procedures

Limitations On Effectiveness of Controls

                The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives.

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                The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level and ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Act”), are recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Such evaluation did not identify any change in the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; however, one area of material weakness was identified.

                In connection with its audit of, and in the issuance of its report on the Company’s financial statements for the year ended December 31, 2006, Amper, Politziner & Mattia, P.C. delivered a letter to the Audit Committee of our Board of Directors and the Company’s management that identified a certain item that it considers to be a material weakness in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A “material weakness” is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

                The material weakness was a lack of adequate controls within the accounting software used by the Company to properly handle the accounting functions of a public company. This material weakness was first noted and disclosed in the Form 10-KSB for the year ended December 31, 2004. Beginning at that time and going forward, the Company used other mitigating controls to ensure that the financial statements were being fairly stated.

                The Company believes, that because of the limited number of projects completed in the year ended 2006, and the recruitment of its new CFO, the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company agrees with its independent auditors that its system of internal control and reporting controls should be improved in line with expected continued growth in commercial operations and intends to take the implementation steps to improve its accounting functions. The impact of the above conditions were relevant to the fiscal year ended December 31, 2006 and did not affect the results of this period or any prior period.

Mitigation Steps Being Implemented By The Company

                In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

PART III.

ITEM 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

                The following table sets forth the names, ages and positions of the executive officers and directors of the Company as of December 31, 2006. Their respective backgrounds are described following the table:

NAME	AGE	POSITION WITH THE COMPANY
Quentin T. Kelly	72	Chairman, Chief Executive Officer
Dr. Frank W. Smith	48	Executive Vice President, Chief Operating Officer
Larry L. Crawford	58	Executive Vice President, Chief Financial Officer
Dr. Anand Rangarajan	57	Executive Vice President, Chief Technology Officer
Douglas L. Washington	59	Executive Vice President, Sales
James S. Brown	50	Executive Vice President, Project Finance
Joseph Cygler	71	Director
Dr. Hong Hou	42	Director
Reuben F. Richards, Jr.	51	Director
Lange Schermerhorn	65	Director
Dr. Davinder Sethi	59	Director
Harrison Wellford	66	Director

54

                Quentin T. Kelly founded WorldWater, Inc. in 1984 as a consulting and R&D company and has been Chairman since then. Mr. Kelly also served as CEO from 1984 to January, 2006, and resumed his role as CEO in January 2007. Mr. Kelly was previously Director of Information Services and Assistant to the President of Westinghouse Electric Corporation from 1965 to 1971, and subsequently became President of Kelly-Jordan Enterprises, Inc., a leisure products company from 1971 to 1975, and then President of Pressurized Products, Inc., manufacturers and international marketers of specialized water systems and products, from 1976 to 1984. Mr. Kelly is an alumnus of Kenyon College and holds three U.S. patents relating to water systems. He has many years’ experience in business relating to water and power needs in the U.S. and the developing world. He has worked on water supply and solar power projects in the U.S. and with more than a dozen governments and private contractors throughout the world.

                Dr. Frank W. Smith joined the Company as Chief Operating Officer in February 2007. He previously served as Vice President of Strategy and Business Development at EMCORE Corporation, where he identified target acquisitions, managed the due diligence process, and provided strategic direction for the company. Prior to this, he was an Operations Director at JDS Uniphase, where he managed several business units since 1999, before which he was a Program Manager at Lockheed Martin. He was also a Manager at MIT’s Lincoln Labs and has accumulated five patents under his name as well as having published nearly two dozen articles. Dr. Smith graduated with a B.S. in Engineering & Applied Science from Yale University and completed a Masters and Ph.D. in Electrical Engineering & Computer Science from MIT, with a minor in Business Administration from MIT’s Sloan School of Business.

                Mr. Larry Crawford, Executive Vice President and Chief Financial Officer, joined the Company in July 2006. Previously, Mr. Crawford served as Chief Financial Officer and Executive Vice President of Escala Group, Inc. since 2001. Mr. Crawford served as Chief Financial Officer of Arzee Holdings, Inc. from 1996 to 2001 and as Vice President of Finance and Chief Financial Officer of Talon, Inc., a subsidiary of Coats Viyella plc from 1987 to 1996. Mr. Crawford is a certified public accountant and received his B.A. from Pennsylvania State University and his M.B.A. from the Lubin School of Business of Pace University.

                Dr. Anand Rangarajan, Executive Vice President and Chief Technology Officer, has been employed by the Company since 1998. He is a solar and water pump specialist with over 20 years experience in all aspects of the solar electric business and has pioneered the development of several proprietary solar water pumping systems, products and markets. His systems have been installed in over 20 countries. He holds a Ph.D. in Engineering from the University of Wisconsin.

                Douglas L. Washington, Executive Vice President, Marketing and International Operations, has been employed by the Company since 2004. He has worked at Johnson & Johnson, where he served as Worldwide Director of New Business Development, Consumer Sector, and Director of Business Development, Advanced Materials Company, developing business opportunities with a variety of governmental, educational and other research institutions in the United States and in countries in Asia, Africa and elsewhere. He attended the University of Texas, and has had professional training at the Kellogg School of Business and the Wharton School of Business, and has been a private consultant, specializing in biotechnology and consumer water programs.

                James S. Brown, Executive Vice President, Project Finance, joined the Company in May 2004. Mr. Brown has extensive financial experience in the energy industry. From August 2002 until May 2003, Mr. Brown served as an independent financial consultant. From October 1999 until August 2002, he was Director of Structured Finance, Americas, for Energy Wholesale Operations in Houston, Texas. Prior to that, Mr. Brown served as a Project Finance Director for El Paso Energy International. Mr. Brown has also held executive finance positions with Westmoreland Energy Inc. and AMVEST Corporation. Mr. Brown graduated from Georgetown University with a degree in Accounting and holds an MBA from Texas A&M University.

                Joseph Cygler has been a Director of the Company since January 1997, and a former Vice President of Marketing and Executive Vice-President. He has been Chief Executive Officer of the CE&O Group, an organization assisting companies in operations management, since 1986. Previously he was an executive at Kepner-Tregoe, Inc., an international business consulting firm, from 1976 to 1986, an executive with Honeywell Information Systems from 1964 to 1976, and a marketing representative with International Business Machines from 1961 to 1964. Mr. Cygler has a BS in Engineering from the U.S. Military Academy at West Point.

                Dr. Hong Hou has been a director of the Company since January 2007. Dr. Hou is also a member of the Board of Directors of EMCORE where he has served in a variety of leadership roles since 1998. He currently is President, Chief Operating Officer of EMCORE Corp. He co-started EMCORE’s Photovoltaics Division, and subsequently managed the Fiber Optics Division. He was Executive Vice President of Business Development and Product Strategy before becoming Vice President and General Manager of EMCORE’s Ortel Division. From 1995 to 1998 he was a Principal Member of the Technical Staff at Sandia National Laboratories, a Department of Energy weapon research lab managed by Lockheed Martin. Prior to that, he served with AT&T Bell Laboratories, engaging in research on high-speed optoelectronic devices. He holds a

55

Ph.D. in electrical engineering from the University of California at San Diego. He has published over 150 journal articles and holds seven U.S. patents.

                Reuben F. Richards, Jr. has been a director of the Company since January 2007. Mr. Richards, who joined EMCORE Corporation in October 1995 as its President and Chief Operating Officer, became Chief Executive Officer in December 1996. Mr. Richards has been a director of EMCORE since May 1995. From December 1993 to December 1995, he has been a member and President of Jesup & Lamont Merchant Partners. From 1991—1993, Mr. Richards was a principal with Hauser, Richards & Co., a firm engaged in corporate restructuring and management turnarounds. From 1986—1991, Mr. Richards was a Director at Prudential-Bache Capital Funding in its Investment Banking Division. Mr. Richards has served on the Boards of the University of New Mexico School of Engineering, Sandia National Laboratories External Review Panel and Board of GELcore, EMCORE’s joint venture with General Electric.

                Lange Schermerhorn has served as a Director since 2001. She is a retired U.S. Ambassador to Djibouti, is an economist who has spent 30 years in the Foreign Service and has covered the globe as a senior foreign officer in such places as Brussels, where she was Deputy Chief of Mission, with specific emphasis on economics relating to NATO and EU. She has also had significant Foreign Service experience in Sri Lanka, Vietnam, Tehran, London and Washington D.C. Ms. Schermerhorn’s education and related experience include Mt. Holyoke College (B.A. 1961), Harvard Business School, and National War College.

                Dr. Davinder Sethi has served as a Director since 2000. He has been an independent advisor in the fields of information technology and finance. He has served as Chairman and Chief Executive Officer of iPing, Inc., and was a Director and Senior Advisor to Barclays de Zoete Wedd. In addition, Dr. Sethi spent seven years at Bell Laboratories in operations research and communications network planning and seven years in corporate finance at AT&T. Dr. Sethi holds a Ph.D. and M.S. in Operations Research, Economics and Statistics from the University of California, Berkeley, and is a graduate of the Executive Management Program at Penn State.

                W. Harrison Wellford, Esq. became a Director of the Company in January 2007 and has served as the Company’s legal counsel for energy matters. He is a recently retired partner from the firm of Latham & Watkins, LLP, where he practiced in the areas of energy, mergers and acquisitions, and project finance law. Mr. Wellford is active in the management and financing of renewable energy and energy efficiency technology companies. He currently serves as either a board member or advisor to several companies in the energy field. Mr. Wellford served as the Executive Associate Director of the President’s Office of Management and Budget from 1977 to 1981. He also has held several senior management positions in Presidential transitions since 1976. In the 1980’s Mr. Wellford was a leading advocate for the creation of the competitive power industry and a founder of the largest trade association for independent power companies. Mr. Wellford earned his B.A. from Davidson College, his M.A. from Cambridge University, his Ph.D. in Government from Harvard University and his J.D. from Georgetown University.

MEETING ATTENDANCE

                The business of the Company is managed under the direction of the Board. The Board meets during the Company’s fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. The Board held nine meetings and acted by unanimous written consent numerous times during the fiscal year ended December 31, 2006. All of the Directors attended the meetings held during the year.

COMMITTEES OF THE BOARD OF DIRECTORS

                The Board of Directors has a standing Audit Committee and a standing Compensation Committee. The Audit Committee and Compensation Committee met following the end of each of the fiscal quarters in 2006 and 2005.

                Mr. Cygler, Dr. Sethi, and Ms. Schermerhorn comprise the Audit Committee. The Audit Committee operates under a formal written charter. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent accountants the results of the audit engagement, approves professional services provided by the accountants including the scope of non-audit services, if any, and reviews the adequacy of the Company’s internal accounting controls.

                Mr. Cygler, Dr. Sethi, and Ms. Schermerhorn comprise the Compensation Committee. The Compensation Committee makes recommendations to the Board regarding the executive and employee compensation programs of our company. Committee makes recommendations to the Board regarding the executive and employee compensation programs of our company.

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ITEM 10.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

                The following table sets forth information with respect to the compensation paid by the Company to its chairman and to each other executive officer of the Company who received at least $100,000 in salary and bonus during 2006 and 2005. The “Named Executive Officers” are:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Quentin T. Kelly	2005	170,000	—	—	37,200	(2)	—	—	58,000	(1)	265,200
Chairman & CEO	2006	160,000	50,000	—	—		—	—	58,000	(1)	268,000
Larry Crawford	2005	—	—	—	—		—	—	—		—
EVP, CFO	2006	71,423	11,093	—	102,000	(3)	—	—	—		184,516
Dr. Anand Rangarajan	2005	121,250	7,230	—	—		—	—	9,000	(5)	137,480
EVP, CTO	2006	123,738	17,748	—	—		—	—	9,000	(5)	150,486
James S. Brown	2005	150,000	—	—	—		—	—	—		150,000
EVP, Project Finance	2006	131,625	16,269	—	—		—	—	—		147,894
James S. Farrin	2005	—	—	—	—		—	—	—		—
Former CEO	2006	80,045	73,950	—	223,915	(4)	—	—	—		377,910

(1)           Represents the premium paid for a life insurance policy, the beneficiary of which is Mr. Kelly’s wife ($46,000) plus use of the Company vehicle ($12,000).

(2)           120,000 options granted 12/31/2005 at exercise price at date of grant; options vest over one-year. FASB 123R expense for 2005 and 2006 was $0 and $37,200, respectively.

(3)           600,000 options granted 7/10/2006 in connection with employment contract; options were granted at the market price at date of grant. No options vested during the year ended December 31, 2006. 100,000 options vested on 1/10/2007; the remainder vest monthly through 7/10/2009. FASB 123R expense for 2006 was $0.00.

(4)           1,000,000 options were granted 1/23/2006 in connection with employment contract. 200,000 options vested at contract execution with the remainder vesting in twelve monthly installments through 1/23/2007. FASB 123R expense for 2006 was $208,987.

(5)           Represents $9,000 for Company provided vehicle.

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Outstanding Equity Awards at 2006 Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Quentin T. Kelly	37,975	—	—	0.15	5/31/2007	—	—	—	—
	120,000	—	—	0.34	5/31/2008	—	—	—	—
	1,250,000	—	—	0.15	12/31/2011	—	—	—	—
	60,000	—	—	0.34	12/31/2011	—	—	—	—
	60,000	—	—	0.15	12/31/2012	—	—	—	—
	30,000	—	—	0.15	6/30/2014	—	—	—	—
	30,000	—	—	0.15	9/30/2013	—	—	—	—
	60,000	—	—	0.15	12/31/2012	—	—	—	—
	30,000	—	—	0.15	6/30/2014	—	—	—	—
	30,000	—	—	0.28	12/30/2014	—	—	—	—
	120,000	—	—	0.28	12/31/2014	—	—	—	—
	120,000	—	—	0.31	12/31/2015	—	—	—	—
James S. Farrin	933,333	66,667	—	0.38		66,667	667	—	—
Larry L. Crawford	—	600,000	—	0.27	7/19/2016	600,000	72,000	—	—
Dr. Anand Rangarajan	96,000	—	—	0.34	5/31/2008	—		—	—
	100,000	—	—	0.15	12/31/2011	—	27,500	—	—
	48,000	—	—	0.15	12/31/2012	—		—	—
	24,000	—	—	0.15	6/30/2014	—		—	—
	24,000	—	—	0.15	9/30/2013	—		—	—
	48,000	—	—	0.15	12/31/2012	—		—	—
	24,000	—	—	0.15	6/30/2014	—		—	—
	750,000	250,000	—	0.25	12/31/2014	250,000		—	—
James S. Brown	250,000	—	—	0.38	6/30/2014	—		—	—
	696,430	250,000		0.28	12/31/2014	250,000	27,500	—	—

Compensation of Directors

                Outside directors are entitled to receive options to purchase 50,000 shares of the Company’s common stock for each year of service on the Board of Directors. Members of the standing committees of the Board of Directors are compensated on a quarterly basis for their participation in meetings of the respective committees.

Director Compensation—2006

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferrred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)		(e)	(f)	(g)	(h)
All Non-Employee Board Members
Joe Cygler	$12,000	—	$6,000	(1)	—	—	—	$18,000
Joe Cygler	—	—	8,000	(2)	—	—	—	8,000
Lange Schermerhorn	8,000	—	6,000	(1)	—	—	—	14,000
Lange Schermerhorn	—	—	8,000	(2)	—	—	—	8,000
Davinder Sethi	12,000	—	6,000	(1)	—	—	—	18,000
Davinder Sethi	—	—	8,000	(2)	—	—	—	8,000
Total	$32,000	—	$42,000		—	—	—	$74,000

(1)           50,000 share option grant for services, at a price of $.26 per share was issued on June 14, 2006. The Black Scholes method was utilized to determine the Company expense.

(2)           50,000 share option grant for services, at a price of $.22 per share was issued on September 8, 2006. The Black Scholes method was utilized to determine the Company expense.

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Employment Contracts

                On December 18, 2006, the Company entered into a five-year employment agreement with Mr. Kelly, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in the Company “fringe benefits” including health coverage and the maintenance of a whole life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a period of 24 months, whichever is longer. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant.

                In July 2002, Mr. Kelly was granted 1,000,000 shares of restricted stock, all of which were vested as of December 31, 2006. Total other compensation expense recognized was $45,000 in December 31, 2006 and in 2005.

                Included in accrued sales commissions as of December 31, 2006 is $58,622 owed to Mr. Kelly under a Management Services Fee Agreement expired on December 31, 2005, calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

                On July 10, 2006, the Company entered into an employment agreement with Mr. Larry L. Crawford, Executive Vice President and Chief Financial Officer with a term which expires July 9, 2009. Annual compensation under the agreement is $150,000 and included an initial grant of 600,000 stock options vesting over the term of the employment agreement.

                Effective December 18, 2006, the Company entered into an employment agreement with Douglas L. Washington, Executive Vice President, Marketing, effective January 1, 2007 for a period of three year. Annual compensation under the agreement is $160,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

                On May 24, 2004, the Company entered into an employment agreement with James S. Brown, Executive Vice President, Project Finance with a term which expired December 31, 2006. Annual compensation under the agreement is $150,000 and included an initial grant of 250,000 stock options vesting over the term of the employment agreement.

                As of December 31, 2006, the Company has unpaid salaries of $235,760, including $51,450 owed Mr. Kelly (see above), which has been deferred by officers (current and former) and are included in accrued expenses.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

                The following table sets forth the number and percentage of the shares of the registrant’s Common stock owned as of December 31, 2006 by all persons known to the registrant who own more than 5% of the outstanding number of such shares, by all directors of the registrant, and by all officers and directors of the registrant as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)		Percent of Class
CAMOFI Master LDC C/O Centrecourt Asset Management 30 Third Avenue, 14th Floor New York, NY 10022	9,431,900	(2)	6%
EMCORE Corporation 145 Belmont Drive Somerset, New Jersey 08873	53,909,009	(3)	26.7%
Quentin T. Kelly*	5,164,975	(4)	3.4%
James S. Farrin*	1,250,000	(5)	0.8%
Dr. Anand Rangarajan*	1,114,000	(6)	0.7%
Larry L. Crawford*	600,000	(7)	0.4%
James S. Brown*	1,000,000	(8)	0.7%
Joseph Cygler*	934,300	(9)	0.6%
Dr. Davinder Sethi*	670,100	(10)	0.4%
Lange Schermerhorn*	300,000	(11)	0.2%
All Directors and Officers as a group (8 persons)	11,033,275		6.8%

*              All officers and directors may be contacted at the Company’s address: WorldWater & Solar Technologies Corp., Pennington Business Park, 55 Route 31 South, Pennington, New Jersey 08534

(1)           For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of December 31, 2006. For purposes of computing the

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percentage of outstanding shares of common stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such a date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except community property laws, the Company believes, based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own.

(2)           This amount includes 6,250,000 shares issuable upon the exercise of warrants and 3,181,900 shares of Common Stock owned as of December 31, 2006.

(3)           This amount includes preferred stock convertible into 48,928,571 shares of common stock and warrants to purchase 5,050,438 shares of common stock as of December 31, 2006, representing the securities obtained under the first of two tranches contemplated under the terms of an Investment Agreement, dated November 29, 2006, between the Company and EMCORE Corporation.

(4)           This amount includes 606,060 shares owned by Mrs. Quentin T. Kelly, CFK Limited Partnership and QTK Limited Partnership which were formed for the benefit of Mr. Kelly’s children, and options and warrants to purchase 1,974,975 shares as of December 31, 2006.

(5)           This amount includes options and warrants to purchase 1,250,000 shares as of December 31, 2006.

(6)           This amount represents options to purchase 1,114,000 shares as of December 31, 2006.

(7)           This amount represents options to purchase 600,000 shares as of December 31, 2006.

(8)           This amount includes 53,570 shares of common stock and options to purchase 946,430 shares as of December 31, 2006.

(9)           This amount represents 280,000 shares of common stock and options to purchase 654,300 shares as of December 31, 2006.

(10)         This amount represents 662,600 options and 7,500 warrants to purchase common stock as of December 31, 2006.

(11)         This amount represents options to purchase 300,000 shares as of December 31, 2006.

                For additional information regarding equity compensation, see Financial Statements note 16.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                The Company had outstanding notes payable owed to directors, officers and employees of the Company as of December 31, 2006 and 2005 as follows:

	2006	2005
Directors	$3,000	$3,000
Officers and employees	—	32,748
Total	3,000	35,748
Less current maturities	(3,000)	(35,748)
Total long term note payable, related party	$—	$—

                Notes payable to directors, officers and employees are due on demand and accrue interest at 10% per annum.

Other Related Party Transactions

                The Company leases office and laboratory facilities from the Chairman of the Company. Lease payments to the Chairman were $18,000 and $36,000 in 2006 and 2005, respectively, plus utilities and maintenance; see Commitments note.

                Included in accrued sales commissions as of December 31, 2006 is $58,622 owed the Chairman under a management services fee agreement which expired December 31, 2006 calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

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PART IV

ITEM 13.  EXHIBITS

(a)           Exhibits:

Exhibit Number	Description
2.1

Plan of Merger of WorldWater, a Nevada corporation with and into WorldWater, a Delaware corporation, filed with the State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.1 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).

2.2

State of Nevada Articles of Merger, filed with the State of Nevada May 9, 2001. Incorporated by reference to Exhibit 2.2 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).

2.3

Certificate of Merger of Domestic Corporation and Foreign Corporation filed with State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.3 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).

3.1

Certificate of Incorporation. Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).

3.2

Certificate of Amendment of Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).

3.3

Amended and Restated By-laws of WorldWater Incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).

3.4

Certificate of Amendment of Certificate of Incorporation dated July 7, 2005. Incorporated by reference to Exhibit 3.4 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2006 (File No. 00016936).

3.5	Certificate of Amendment of Certificate of Incorporation dated October 11, 2006.
4.1

Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock dated November 29, 2006. Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

10.1

Securities Purchase Agreement between WorldWater Corp. and SBI Brightline VIII LLC dated April 1, 2004. Incorporated by reference to Exhibit 10.1 to the Company’s Form SB-2filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).

10.2

Term Credit Agreement dated March 29, 2004 by and among WorldWater Corp., Hong Kong League Central Credit Union; HIT Credit Union and SBI Advisors, LLC. Incorporated by reference to Exhibit 10.2 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).

10.3	Stock Purchase Warrant dated March 29, 2004. Incorporated by reference to Exhibit 10.3 to Company’s Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.4

Registration Rights Agreement by and between WorldWater and SBI Advisors, LLC dated as of March 29, 2004 Incorporated by reference to Exhibit 10.4 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).

10.5

Forms of Warrant Purchase Agreements between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.5 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).

10.6

Form of Registration Rights Agreement between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.6 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).

10.7

Restricted Stock Agreement for Quentin T. Kelly dated July 1, 2002. Incorporated by reference to Exhibit 10.12 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).

10.8	Quentin T. Kelly Employment Agreement dated effective as of January 1, 2007.
10.9	Douglas Washington Employment Agreement dated effective as of January 1, 2007.
10.10	Larry Crawford Employment Agreement dated effective as of January 1, 2007.
10.11

James S. Brown Employment Agreement dated May 24, 2004. Incorporated by reference to Exhibit 10.10 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).

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10.12

Securities Purchase Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation as the Company and Camofi Master LDC, its successors and assigns as Purchaser. Incorporated by reference to 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).

10.13

Registration Rights Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation and CAMOFI Master LDC as Purchaser. Incorporated by reference to 10.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).

10.14

Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 9,027,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.18 per share and terminating on July 21, 2009. Incorporated by reference to 10.5 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).

10.15

Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 1,277,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on July 21, 2009. Incorporated by reference to 10.6 to the Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).

10.16

Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.17 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).

10.17

Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.18 to the Company’s Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).

10.18

Investment Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation as the Company and Emcore Corporation. Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

10.19

Registration Rights Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

10.20

Letter Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

10.21

Series D Convertible Preferred Stock Purchase Warrant dated November 29, 2006 issued to Emcore Corporation for 505,044 shares of Series D Convertible Preferred Stock of WorldWater & Power Corp. at the exercise price of $3.17 per share and terminating on November 29, 2016. Incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

31.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

                The Company’s Board of Directors reviews and approves audit and permissible non-audit services performed by its independent accountants, as well as the fees charged for such services. In its review of non-audit service fees and its appointment of Amper, Politziner & Mattia, P.C. as the Company’s independent accountants, the Board of Directors considered whether the provision of such services is compatible with maintaining independence. All of the services provided and fees charged by Amper, Politziner & Mattia, P.C. in 2006 were approved by the Audit Committee of the Board of Directors.

AUDIT FEES

                The aggregate fees billed to us by the independent auditors, Amper, Politziner & Mattia P.C., for professional services rendered in connection with our Quarterly Reports on Form 10-QSB and for the audits of our financial statements included in this Annual Report on Form 10-KSB for the years ended December 31, 2006 and 2005 were $110,000 and $87,500, respectively.

62

AUDIT RELATED FEES

                The aggregate fees billed to us by Amper, Politziner & Mattia, P.C. for assurance and related services that are reasonably related to the performance of the audit and review of our financial statements that are not already reported in the paragraph immediately above totaled approximately $64,700 and $22,500 for the years ended December 31, 2006 and 2005, respectively. The 2006 costs are primarily related to services provided in connection with the audits and due diligence target in 2006 of Entech Corporation.

TAX FEES

                There were no tax fees billed by our independent auditors during 2006 and 2005.

ALL OTHER FEES

                There were no other fees billed by our independent auditors during the last two fiscal years for products and or services.

63

SIGNATURES

                In accordance with section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldWater & Solar Technologies Corp.

(formerly WorldWater & Power Corp.)

(Registrant)

By:	/s/ QUENTIN T. KELLY	Date:	November 1, 2007
Quentin T. Kelly,
Chairman / Chief Executive Officer

By:	/s/ LARRY L. CRAWFORD		November 1, 2007
Larry L. Crawford
Executive Vice President/ ChiefFinancial Officer

64

INTENTIONALLY LEFT BLANK

65

                Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-KSB/A has been signed by the following persons in the capacities and as of the dates indicated:

Signature	Title	Date

/s/ QUENTIN T. KELLY	Chairman. Chief Executive Officer	November 1, 2007
Quentin T. Kelly

/s/ LARRY L. CRAWFORD	Executive Vice President, Chief Financial Officer	November 1, 2007
Larry L. Crawford

/s/ JOSEPH CYGLER	Director	November 1, 2007
Joseph Cygler

/s/ DR. HONG HOU	Director	November 1, 2007
Dr. Hong Hou

/s/ DR. DAVINDER SETHI	Director	November 1, 2007
Dr. Davinder Sethi

	Director	November 1, 2007
Reuben F. Richards, Jr.

/s/ LANGE SCHERMERHORN	Director	November 1, 2007
Lange Schermerhorn

	Director	November 1, 2007
Harrison Wellford

66

EXHIBIT INDEX

31.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

67

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13-A-14 OR 15D-14 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

                I, Quentin T. Kelly, certify that:

                1.             I have reviewed this annual report of WorldWater & Solar Technologies Corp. (formerly WorldWater & Power Corp.):

                2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

                4.             The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

                (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                (c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                (d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

                5.             The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: December 20, 2007	By:	/s/ QUENTIN T. KELLY
	Name:	QUENTIN T. KELLY
	Title:	Principal Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13-A-14 OR 15D-14 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

                I, Larry L. Crawford, certify that:

                1.             I have reviewed this annual report of WorldWater & Solar Technologies Corp.(formerly WorldWater & Power Corp.):

                2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

                4.             The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

                (a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                (b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                (c)           Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                (d)           Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

                5.             The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

                a.             all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

                b.             Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: November 1, 2007	By:	/s/ LARRY L. CRAWFORD
	Name:	Larry L. Crawford
	Title:	Principal Financial Officer

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

                I, Quentin T. Kelly certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the report of WorldWater & Power Corp. (Formerly WorldWater & Power Corp.)on Form 10-KSB for the annual period ended December 31, 2006 fully complies with the requirements of Section 13(a) and 15(d) of the Securities and Exchange Act of 1934 and that information contained in such Annual Report on Form 10-KSB fairly presents in all material respects the financial condition and results of operation of WorldWater & Power Corp.

By:	/s/ QUENTIN T. KELLY
NAME:	Quentin T. Kelly
Title:	Chairman, Principal Executive Officer

Dated: December 21, 2007

                A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                This certification accompanies this Report on Form 10-KSB pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

                I, Quentin T. Kelly certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the report of WorldWater & Power Corp. (Formerly WorldWater & Power Corp.)on Form 10-KSB for the annual period ended December 31, 2006 fully complies with the requirements of Section 13(a) and 15(d) of the Securities and Exchange Act of 1934 and that information contained in such Annual Report on Form 10-KSB fairly presents in all material respects the financial condition and results of operation of WorldWater & Power Corp.

By:	/s/ LARRY L. CRAWFORD
NAME:	Larry L. Crawford
Title:	Executive Vice President, Principal Financial Officer

Dated: December 21, 2007

                A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                This certification accompanies this Report on Form 10-KSB pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q/A

Amendment No. 3

☒                  QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

OR

☐                  TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             TO

Commission file number: 000-16936

WorldWater & Solar Technologies Corp.
(formerly WorldWater & Power Corp.)

(Exact name of registrant as specified)

Delaware	33-0123045
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

200 Ludlow Drive, Ewing, NJ	08638
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (609) 818-0700

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

As of May 10, 2007, the Registrant had outstanding 165,373,540 shares of Common Stock, $0.001 par value outstanding.

EXPLANATORY NOTE

Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has re-evaluated its accounting for its July 2005 convertible debentures. In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453). EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations was to increase the net loss applicable to common stockholders for the quarter ended March 31, 2007 by approximately $30,000, and to increase the net loss applicable to common stockholders by approximately $2,152,000 for the quarter ended March 31, 2006.

2

WORLDWATER & SOLAR TECHNOLOGIES CORP.
TABLE OF CONTENTS

3

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND DECEMBER  31, 2006

(UNAUDITED)

	March 31, 2007	December 31, 2006
	(Unaudited)*
	(Restated)
Assets
Current Assets:
Cash and cash equivalents	$2,997,487	$5,770,595
Restricted cash and cash equivalents	—	31,257
Accounts receivable, net of allowance for doubtful accounts of $29,257 as of March 31, 2007 and December 31, 2006	3,543,691	5,288,241
Accounts receivable, other	22,500	22,500
Inventory	1,749,578	748,470
Costs and estimated earnings/losses in excess of billings	3,044,819	2,548,427
Prepaid expenses and deposits	927,413	1,763,293
Advances to employees	39,525	33,676
Total Current Assets	12,325,013	16,206,459

Equipment and Leasehold Improvements, Net	240,085	195,808

Intangible And Other Assets
Deferred costs on proposed acquisition	911,442	790,769
Other intangible assets, net	56,667	66,667
Deposits	133,709	8,443
Total Assets	$13,666,916	$17,268,146

Liabilities and Stockholders’ Deficiency

Current Liabilities:
Accounts payable and accrued expenses	$2,944,252	$4,862,877
Long-term debt and notes payable, current portion	169,029	360,897
Customer deposits	6,453	43,453
Renewable Energy Credit guarantee liability, current portion	85,982	98,710
Billings in excess of costs and estimated earnings/losses	93,200	149,245
Notes payable, related parties	—	3,000
Total Current Liabilities	3,298,916	5,518,182

Long-term debt and notes payable	66,005	38,456
Renewable Energy Credit guarantee liability, net of current portion	250,844	250,844
Total Liabilities	3,615,765	5,807,482

Convertible Redeemable Preferred Stock
Series C convertible redeemable preferred stock	750,000	750,000
Series D convertible redeemable preferred stock	12,134,388	12,134,388
Total Convertible Redeemable Preferred Stock	12,884,388	12,884,388

Stockholders’ Deficiency:
Preferred Stock 7% Convertible $.01 par value authorized 10,000,000; issued and outstanding:	—	—
Series B 611,111 shares liquidation preference $550,000 as of March 31, 2007 and December 31, 2006	6,111	6,111
Common Stock, $.001 par value; authorized 275,000,000; 152,043,300 issued and outstanding at March 31, 2007 and 149,359,052 issued and outstanding at December 31, 2006	152,043	149,359
Additional paid-in capital	47,445,321	46,685,809
Accumulated deficit	(50,436,712)	(48,265,003)
Total Stockholders’ Deficiency	(2,833,237)	(1,423,724)
Total Liabilities and Stockholders’ Deficiency	$13,666,916	$17,268,146

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

* Derived from audited financial statements.

4

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

(UNAUDITED)

	2007	2006
	(Restated)	(Restated)
Revenues:
Contract	$949,277	$1,898,177
Grant	—	58,772
Total	949,277	1,956,949

Cost of Revenues:
Contract	749,886	1,796,235
Grant	—	29,800
Total	749,886	1,826,035

Gross Profit (Loss):
Contract	199,391	101,942
Grant	—	28,972
Total	199,391	130,914

Operating Expenses:
Marketing, general and administrative expenses	2,299,622	1,950,564
Research and development expense	47,478	88,733
Total Expenses	2,347,100	2,039,297
Loss from Operations	(2,147,709)	(1,908,383)

Other (Expense) Income
Debt sourcing fees and commissions	—	(158,310)
Beneficial conversion and Warrant amortization	(30,397)	(2,483,994)
Warrant exercise inducement expense	—	(991,608)
Interest Income, (Expense), net	17,647	(185,718)
Total Other (Expense) Income, Net	(12,750)	(3,819,630)
Net Loss	(2,160,459)	(5,728,013)

Accretion of preferred stock dividends	(11,250)	—
Net Loss Attributable to Common Shareholders	$(2,171,709)	$(5,728,013)

Basic and diluted net loss per common share	$(0.01)	$(0.05)

Weighted Average Common Shares Outstanding used in Per Share Calculation	151,311,763	120,447,445

The Notes to the Condensed Financial Statements are an integral part of these statements.

5

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

(UNAUDITED)

	2007	2006
	(Restated)	(Restated)
Cash Flows from Operating Activities:
Net loss applicable to common shareholders	$(2,171,709)	$(5,728,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Beneficial conversion and Warrant amortization	30,397	2,483,988
Warrant exercise inducement fees	—	992,000
Amortization of interest expense, net	—	88,046
Stock based employee compensation cost	195,809	347,579
Amortization of intangibles and loan origination costs	10,000	168,310
Issuance of stock for service	132,000	137,000
Issuance of options and warrants for services	60,000	88,137
Amortization of deferred compensation	—	7,500
Issuance of stock in lieu of interest	25,736	6,917
Depreciation and amortization	10,799	4,537

Changes in assets and liabilities:
Accounts receivable	1,744,549	(578,851)
Accounts receivable -related parties	—	32,426
Inventory	(1,001,108)	159,115
Costs and estimated earnings/losses in excess of billings	(496,392)	(644,783)
Prepaid expenses and deposits	710,615	(15,426)
Advances to employees	(5,849)	(2,600)

Accounts payable and other accrued expenses	(1,953,625)	591,119
Accrued losses on construction in progress	—	(140,690)
Billings in excess of costs and estimated earnings/losses	(56,045)	7,022
Renewable energy credits guarantee liability	(12,728)	(25,520)
Customer deposits	(2,000)	380,805
Net Cash (Used in) Operating Activities	(2,779,551)	(1,641,382)

Cash Flows from Investing Activities:
Purchase of equipment and leasehold improvements	(55,074)	(33,149)
Deferred costs on proposed acquisition	(120,675)	—
Net Cash (Used in) Investing Activities	(175,749)	(33,149)

Cash Flows from Financing Activities:
Proceeds from issuance of debt, notes payable and warrants	—	26,205
Proceeds from exercise of warrants and stock options	163,601	1,735,295
Increase in Restricted Cash and Restricted Cash Equivalents	31,257	—
Payments on long-term debt	(12,666)	(23,746)
Net Cash Provided by Financing Activities	182,192	1,737,754

Net Increase (Decrease) in cash and cash equivalents	(2,773,108)	63,223

Cash and cash equivalents, Beginning of Period	5,770,595	798,649

Cash and cash equivalents, End of Period	$2,997,487	$861,872

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

6

WORLDWATER & SOLAR TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY

FOR THE QUARTER ENDED MARCH 31, 2007

(UNAUDITED)

(Restated)

					Additional	Additional
					Paid-In	Paid-In
	Preferred Stock		Common Stock		Capital	Capital	Accumulated
	Shares	Par Value	Shares	Par Value	(Preferred)	(Common)	Deficit	Total

Balance, December 31, 2006	611,111	$6,111	149,359,052	$149,359	$537,331	$46,148,478	(48,265,003)	$(1,423,724)

Conversion of convertible notes	—	—	1,233,666	1,234	—	183,816	—	185,050

Issuance of common stock:
For services	—	—	600,000	600	—	131,400	—	132,000
Exercise of warrants	—	—	44,666	45	—	8,888	—	8,933
Exercise of options	—	—	726,450	726	—	153,942	—	154,668
In lieu of payment of interest	—	—	79,466	79	—	25,657	—	25,736

Warrants granted for services	—	—	—	—	—	60,000	—	60,000

Share-based employee compensation cost	—	—	—	—	—	195,809	—	195,809

Net loss	—	—	—	—	—	—	(2,171,709)	(2,171,709)
Balance, March 31, 2007	611,111	$6,111	152,043,300	$152,043	$537,331	$46,907,990	$(50,436,712)	$(2,833,237)

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

7

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note (1)   Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has re-evaluated its accounting for its July 2005 convertible debentures. In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453). EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations was to increase the net loss applicable to common stockholders for the quarter ended March 31, 2007 by approximately $30,000, and to increase the net loss applicable to common stockholders by approximately $2,152,000 for the quarter ended March 31, 2006.

A summary of all adjustments included in this Quarterly Report on Form 10-Q/A is detailed below (in thousands)

The following table reflects the impact of the restatement on the net loss for the quarters ended March 31, 2007 and March 31, 2006 (in thousands):

	Quarter Ending
	March 31, 2007	March 31, 2006
Increase/(Decrease) to Net Loss
Beneficial conversion and Warrant amortization	$(30)	$(2,484)
Interest expense, net	—	332
Total increase/(decrease) to net income	$(30)	$(2,152)

The effects of our restatement on previously reported consolidated financial statements as of March 31, 2007 and March 31, 2006 and for the quarters ended March 31, 2007 and March 31, 2006 are summarized as follows.

The following table reflects the impact of the restatement on the Consolidated Balance Sheets (in thousands):

	March 31, 2007	March 31, 2007
	(as previously	(restated)
	reported)
Selected Balance Sheet Data:
Long-term debt and notes payable, current portion	$304	$169
Total current liabilities	3,434	3,299
Long-term debt and notes payable	100	66
Total liabilities	3,785	3,616
Additional paid-in capital	48,253	47,445
Accumulated deficit	(51,414)	(50,437)
Total stockholders’ deficiency	(3,003)	(2,833)

8

The following table reflects the impact of the restatement on the Consolidated Statements of Operations (in thousands, except per share data):

	Quarter Ending
	March 31, 2007	March 31, 2007	March 31, 2006	March 31, 2006
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Operations Data:
Interest expense, net	$(29)	$—	$(521)	$—
Interest Income	47	—	4	—
Interest Income, (Expense), net	—	18	—	(186)
Beneficial conversion and Warrant amortization	—	(30)	—	(2,484)
Total other (expense) income, net	(18)	(13)	(1,667)	(3,820)
Net loss	(2,130)	(2,160)	(3,576)	(5,728)
Net loss attributable to common shareholders	(2,141)	(2,172)	(3,576)	(5,728)
Basic and dilluted net loss per share(1)	(0.01)	(0.01)	(0.03)	(0.05)

The following table reflects the impact of the restatement on the Consolidated Statements of Cash Flows (in thousands, except per share data):

	Quarter Ending
	March 31, 2007	March 31, 2007	March 31, 2006	March 31, 2006
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Cash Flow Data:
Net loss	$(2,130)	$(2,160)	$(3,576)	$(5,728)
Beneficial Conversion feature of convertible notes	—	—	992	—
Beneficial conversion and Warrant amortization	—	30	—	2,484
Amortization of warrant exercise inducement fee expense	—	—	—	992
Interest expense, net	—	—	420	88

The following table reflects the impact of the restatement on the Consolidated Statement of Stockholders’ Deficiency (in thousands, except per share data):

	Quarter Ending
	March 31, 2007	March 31, 2007
	(as previously	(restated)
	reported)
Selected Stockholders’ Deficiency Data:
Net loss	$(2,141)	$(2,172)
Balance, Additional Paid-In Capital (Common)	47,715	46,908
Balance, Accumulated Deficit	(51,414)	(50,437)
Total Stockholders’ Deficiency	(3,003)	(2,833)

Note (2)   Liquidity and Capital Resources

At March 31, 2007, our current ratio was 3.74 compared to 2.94 at December 31, 2006. As of March 31, 2007, we had $9,026,097 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $2,997,487 as of March 31, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and

9

capital requirements beyond the first quarter of 2008. In light of our recent private placements of approximately $13.5 million of our convertible preferred stock in November 2006 and $5.0 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of 2007. At the Tranche B Closing, WorldWater will issue to EMCORE (i) Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 1,812,500 shares of Common Stock.

Note (3)   Nature of the Business

Effective May 2, 2007 the Company announced that the Board of Directors has approved a change in its corporate name to WorldWater & Solar Technologies Corp (formerly WorldWater & Power Corp). The stock symbol WWAT.OB remains the same.

WorldWater is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and MobileMaxPure™.

Information with respect to the Company’s geographic segments for the quarters ended March 31, 2007 and December 31, 2006 is presented below:

	Revenue		Long-lived Assets
	2007	2006	2007	2006
United States	$949,277	$1,898,177	$240,085	$195,808
Sri Lanka	—	58,772	—	—
Total	$949,277	$1,956,949	$240,085	$195,808

Note (4)   Summary of Significant Accounting Policies

A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s subsidiaries WorldWater (Phils) Inc. and WorldWater Holdings Inc., a Delaware Corporation, and certain other inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

10

The Company’s wholly-owned inactive subsidiaries include:

WorldWater, Inc., a Delaware Corporation

WorldWater East Africa Ltd., a Tanzanian Corporation

WorldWater Pakistan (PVT.), LTD., a Pakistan Company

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, depreciation, taxes, the guaranty liability for the value of Renewable Energy Credits, loses on uncompleted contracts and the value of shares issued. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to their short maturities. The fair value of the Company’s notes payable and debt are estimated based on the current rates offered to the Company for debt of the same remaining maturities and similar terms. See “Guarantor Agreements” below for disclosures regarding the fair value of the Company’s exposure for Renewable Energy Credits (“RECs”) which have been accrued on the Balance Sheet as of March 31, 2007 and December 31, 2006.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a high quality financial institution. With respect to accounts receivable as of March 31, 2007, 78% of the receivables, including related party receivables, was from one commercial customer generated from the sale of solar equipment installed in the United States. The Company does not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations. The Company had two major customers accounting for 39% of revenue for the quarter ended March 31, 2007, and 0 % of receivables at March 31, 2007; and one customer accounting for 45% of revenue for the year ended December 31, 2006.

Guarantor Arrangements

In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The following is a summary of the Company’s agreements that have been determined to fall within the scope of FIN No. 45.

Renewable Energy Credit Guarantee (RECs)

Under the equipment sales contract for the 267,840 kW (DC) solar-driven irrigation and energy system built in 2004 and a 42.7 kW solar-pumping and energy system currently in construction, the Company has guaranteed the price of certain Renewable Energy Certificates (RECs) to be generated by the installation during the first seven years of operation. Based on current market indications, the Company estimates its guarantee obligation may result in a potential loss of $452,907 which is tied to the future market and trading value of RECs traded in California. The liability was recorded in accordance with FIN 45, paragraph 8, whereby the Company determined the maximum number of kwh to be generated over the seven year span to be 3,148,936 (449,848 x 7), multiplied by the guaranteed amount of $0.125, resulting in a liability of $393,617. Without the knowledge of the future value of these RECs, the Company recorded as reductions of Contract Revenue: estimated losses of $393,617, $59,290 and $0 in the years ended December 31, 2004, 2005, and 2006, respectively, and $0 in the quarter ended March 31, 2007. Adjustments to the estimated guarantee obligation will be recognized as an adjustment of revenue over the seven year term of the respective guarantee obligations. As of March 31, 2007 the Company has made payments on this guarantee in the amount of $96,214.

11

The offering of renewable energy credit guarantee was an isolated incident, and the company does not expect to this in the future. Further, the maximum liability described is fixed and accrued for and not subject to change over the life of the agreement.

Product Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. Since the Company has a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company’s warranty accrual:

Balance, December 31, 2006	$377,962
Accruals for warranties issued during 2007	14,268
Utilization of warranty reserve	(15,033
Balance, March 31, 2007	$377,197

The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company’s Consolidated Balance Sheet.

Revenue Recognition

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Deferral of Acquisition Costs

Deferred acquisition costs should be reviewed by category of business at the end of each accounting period and, where circumstances which have justified the deferral of such costs no longer apply or are considered doubtful, the costs to the extent to which they are considered to be irrecoverable, should be written off immediately.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

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Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically inventory has consisted mainly of purchased system components.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and, leasehold improvements, the shorter of 7 years or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amounts, less any proceeds, are charged or credited to income.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

Loan Origination Costs

The Company finances part of its operations through the issuance of debt and incurs a substantial amount of costs associated with the acquisition of such debt. The Loan Origination Costs are capitalized and amortized over the life of the debt using the effective interest method. Upon early termination of the debt, any remaining costs are charged to Debt Sourcing Fees.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $19,245 and $35,926 for the quarters ending March 31, 2007 and 2006, respectively.

Share-Based Compensation

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on,

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January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the quarter ended March 31, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

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	Quarters Ended March 31
Assumptions for Option Grants	2007	2006
Risk-free interest rate	5%	4%
Volatility	42%	35%
Expected dividend yield	0%	0%
Expected life	10 years	10 years
Estimated forfeiture rate	1%	1%

The Company calculates expected volatility for a share-based grant based on historic daily stock price observations of our common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. For estimating the expected term of share-based grants made in the quarter ended March 31, 2007, the Company has adopted the simplified method authorized in Staff Accounting Bulletin No. 107. SFAS No. 123R also requires that estimated forfeitures be included as a part of the estimate of expense as of the grant date. The Company has used historical data to estimate expected employee behaviors related to option exercises and forfeitures.

With respect to both grants of options and awards of restricted stock, the risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant or award.

The Company adopted Statement 123(R) on January 1, 2006. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The value of the unvested stock options at March 31, 2007 is approximately $1,691,132, of which $495,132 will be expensed over the remaining nine months in 2007, with the remaining $1,196,000 expensed in 2008 and after, all under General & Administrative Expense on the Consolidated Statements of Operations.

A summary of option activity as of March 31, 2007 and changes during the three months ended is presented below.

		Weighted-
		Average
	Shares	Exercise Price
Balance, December 31, 2006	13,358,231	$0.27
Granted	6,450,000	0.40
Exercised	(726,450)	0.15
Forfeited or expired	(392,000)	0.32
Balance, March 31, 2007	18,689,781	0.31
Options Exercisable, March 31, 2007	12,308,910	0.30

Net Loss Per Common Share

Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company’s basic and diluted loss per share attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the quarters ended March 31, 2007 and 2006 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be antidilutive due to the Company’s losses. Below is a table of the potential issuable shares as of March 31, 2007 and 2006, respectively:

As of March 31, 2007
Warrants	24,698,207
Debt conversion rights	1,676,692
Stock options	18,689,781
Stock Purchase Agreement Rights	1,511,946
Preferred stock conversion rights	51,462,759
Total	98,039,385

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial

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instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which is effective for calendar year companies as of December 31, 2006. SAB No. 108 provides guidance on how prior-year misstatements should be taken into consideration when quantifying misstatements in current-year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current-year balance sheet as well as the impact upon the current-year income statement in assessing the materiality of a current-year misstatement. Once a current-year misstatement has been quantified, the guidance in SAB Topic 1M, “Financial Statements—Materiality,” (SAB No. 99) will be applied to determine whether the misstatement is material. The adoption of this Statement has not had a material effect on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe that its historical or expected tax reporting positions, which considered before application of the valuation allowance, will have a material impact on its consolidated financial statements. As of January 1, 2007, the Interpretation was implemented with no material impact recognized.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Note (5)   Proposed Acquisition

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, resulted in. of Keller, TX (‘ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lessor amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

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ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $411,442 were recorded on the balance sheet through March  31, 2007, and along with the $500,000 payment to ENTECH, resulted in a capitalized amount of $911,442 on the balance sheet asset at March 31, 2007, classified as deferred cost on proposed acquisition. Should the proposed acquisition not go forward in 2007, the capitalized amount would need to be immediately expensed in that year.

As of May 10, 2007, the company is continuing to negotiate the acquisition of ENTECH.

Note (6)   Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
Office furniture and equipment	$130,551	$130,551
Vehicles	128,565	78,143
Computers	21,220	16,568
Leasehold improvements	5,453	5,453
	285,789	230,715
Less accumulated depreciation and amortization	(45,704)	(34,907)
Equipment and leasehold improvements, net	$240,085	$195,808

Depreciation expense for the quarter ended March 31, 2007 was $10,798.

Note (7)   Intangible Assets

Intangible assets are listed below and associated accumulated amortization as of March 31, 2007 and December 31, 2006.

	March 31, 2007	December 31, 2006
Loan origination costs	$—	$287,688
Accumulated amortization	—	(287,688)
Loan origination costs, net	$—	$—

Non-compete agreement, customer list and trade name	$123,000	$123,000
Accumulated amortization	(66,333)	(56,333)
Non-compete agreement, net	$56,667	$66,667

Amortization expense for the quarter ended March 31, 2007 was $10,000.

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Note (8)   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
Accounts payable—contracts	$1,274,106	$2,328,963
Accounts payable—other	373,685	760,702
Accrued salaries	164,649	271,039
Accrued interest	247,771	268,501
Accrued warranty reserve	377,197	377,962
Accrued sales commission	144,515	190,140
Accrued payroll taxes and withholdings	—	—
Accrued sales & use taxes	244,699	302,000
Accrued project costs	69,380	143,890
Accrued project contingency	—	45,000
Preferred dividend payable	33,750	22,500
Accrued legal expenses	—	73,708
Other accrued expenses	14,500	78,472
Total	$2,944,252	$4,862,877

Note (9)   Long-Term Debt and Notes Payable

Long-term debt (including convertible debt) and notes payable, excluding related party transactions (see Related Party Transaction note below), consist of the following uncollateralized loans outstanding at March 31, 2007 and December 31, 2006:

					Option
					to Pay		Potential
					Interest		Number of
					in either	Conversion	Shares	December 31, 2006		March 31, 2007
		Stated	Effective		Common	Price of	Upon		Net			Net
Maturity	Holders	Interest	Interest	Interest	Stock	Common	Conversion	Face	Amount	Face		Amount
Date	of Loans	Rate	Rate	Period	or Cash	Stock	@ 3/31/07	Amount	Outstanding	Amount		Outstanding
2007	Funds & Qualified Individual Investors	10%	19-30%	Semi-Annual	Yes	$0.18	1,233,667	185,050	165,050	—	(a)	—
2008	Funds & Qualified Individual Investors	10%	19-30%	Majority Monthly	Yes	$0.18	1,333,333	200,000	20,000	200,000	(b)	30,397
On Demand	Qualified Individuals	0 to 10%	0 to 15%	Majority Monthly & Semi-Annual	No	N/A	N/A	30,347	30,347	23,529	(c)	23,529
On Demand	Qualified Individual Investors	10%	10%	Maturity	No	$0.400	132,500	53,000	53,000	53,000	(d)	53,000
Stated Maturity Date 1997	Qualified Individual Investor	8%	8%	Maturity	No	$0.400	125,000	50,000	50,000	50,000	(e)	50,000
Not Stated	Qualified Individual Investors	Not stated— imputed at 4.5%	4.50%	Not stated	N/A	$0.495	85,859	42,500	42,500	42,500	(f)	42,500
2010	Financial Institution	8%		Monthly principal & interet payments	No	N/A	N/A	38,456	38,456	35,608	(g)	35,608
						Total	2,910,359	$599,353	$399,353	$404,637		$235,034
							Less current portion		360,897			169,029
							Long-term portion		$38,456			$66,005

(a) In 2004, the company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest and were repaid in the first quarter of 2007.

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(b) In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of  $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6.  As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue #6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the quarters ended March 31, 2007 and 2006, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $30,397 and $2,152,415, respectively.

As of March 31, 2007 there was $169,603 of unamortized debt discount.

(c) Loans payable to individual investors totaling $30,347. These loans were entered into in 1997. The notes bear 10% interest and are payable on demand.

(d) Loans payable to individual investors totaling $53,000. These loans were entered into in 2000. The notes bear 10% interest and are payable on demand.

(e) Loans payable to individual investors totaling $50,000. These loans were entered into in 1992. The notes bear 8% interest and had an original maturity date of October 14, 1997.

(f) Loans payable to individuals, with no stated interest rate or maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(g) Loans payable to individual investors totaling $38,456. These loans were entered into in 2005. The notes bear 8% interest and had an original maturity date in 2010.

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The maturities of long-term debt (face amount) as of March 31, 2007 are:

2007	$169,029
2008	200,000
2009	—
2010	35,608
Total	$404,637

Note (10)   Related Party Transactions

Notes Payable

The Company had outstanding notes payable owed to directors, officers and employees of the Company as of March 31, 2007 and December 31, 2006 as follows:

	March 31, 2007	December 31, 2006
Directors	$—	$3,000
Officers and employees	—	—
Total	—	3,000
Less current maturities	—	(3,000)
Total long term note payable, related party	$—	$—

Included in accrued sales commissions as of March 31, 2007 and December 31, 2006 is $58,622 owed the Chairman under a management services fee agreement which expired December 31, 2006 calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

Note (11)   Convertible Preferred Stock

In 2001, the Company issued a total of 66,667 shares of Series A 7% three-year Convertible Preferred Stock in exchange for financial public relations services. The shares were issued at $0.90 per share and the services were valued at $60,000 and recorded in the financial statements. In October 2004, the shares of Series A Preferred Stock were converted into 66,667 shares of common stock issue at $0.90 per share.

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company’s Philippine subsidiary. The conversion privileges, which expired September 2003, were convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

Dividends on the Series B were accrued through September 30, 2004 at the rate of 7% and shown as ‘Accretion of preferred stock dividends’ in the Consolidated Statements of Operations.

Series C Convertible Preferred Stock

The Company issued 750,000 shares of Series C 6% Convertible Preferred Stock at $1.00 per share. The Series C Convertible Preferred Stock proceeds were used to fund: (i) a $500,000 payment made to the ENTECH, Inc. (“ENTECH”) to secure a binding letter of intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

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The Series C Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on December 31, 2006, equal to $0.39 per share of our common stock.

Dividends on the Series C Convertible Preferred Stock accrue at the annual rate of 6%, payable the first day of each month, except that during the period July 1, 2006 through June 30, 2007 dividends will be accrued but not paid. As of March 31, 2007, the Series C Convertible Preferred Stock had accrued and unpaid dividends in the aggregate amount of $33,750, which will be payable upon conversion.

Series D Convertible Preferred Stock

On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock.

In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater (the “Common Stock”) initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single

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class on all matters submitted for a vote of holders of Common Stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect two members of the Board of Directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect one member of the Board of Directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

The Series D Preferred Stock was classified out of permanent equity since it fit certain criteria in paragraph #2 of EITF Topic D-98 (“D-98”), however it was not classified as a liability since it did not meet the requirements of a liability.  Topic D-98, paragraph 8, indicates the following “For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method initially and then allocated the remaining.” In the Company’s case, the discount was recognized as a Preferred Stock Dividend on the day of issuance since the earliest conversion date was immediately.  The Company recorded a debit to Preferred Stock Dividend and a Credit to Additional Paid in Capital, which is in accordance with Case 1(a) of Topic D-98.

The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company.  Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

On November 29, 2006, the Company recorded a beneficial conversion on preferred stock dividends which needed to be recognized on the preferred shares of 4,892,857 and warrants of 505,044. After calculating the intrinsic value, in conjunction with utilizing the Black Scholes method, an adjustment of $3,184,642 was recorded as a preferred stock dividend.

The warrants to purchase Series D preferred stock were calculated by converting them to their common share equivalent, then utilizing the Black-Scholes Method to arrive at a fair value. The amounts allocated to the preferred stock and warrants were equivalent to their fair value and relative fair value, respectively.

Liquidation Preference

Upon liquidation, holders of the Series C and D Convertible Redeemable Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a shares of Series C and D, preferred if immediately prior to dissolution and liquidation, all shares of Series C and D Convertible Redeemable Preferred Stock were converted into shares of common stock. The liquidation preference of Series C and D is $783,750 and $13,500,000, respectively.

Note (12)   Common Stock Transactions

Common stock transactions during the quarter ended March 31, 2007 consisted of the following:

		Price Per
	Shares	Share
Shares Issued and Outstanding December 31, 2006	149,359,052
Conversion of Convertible Notes	1,233,666	$0.15
Warrants exercised	44,666	0.20
Shares issued in lieu of payment of cash for interest	79,466	0.15
Stock options exercised	726,450	0.15
Shares issued as compensation for financial advisory and business development services	600,000	0.22
Shares issued during the quarter ended March 31, 2007	2,684,248	0.17
Shares issued and Outstanding March 31, 2007	152,043,300

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The common stock issued in connection with the goods and services in Note 12 of the Company’s Form 10-Q/A were issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered.  The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FAS 123R, paragraph 7.  The Company notes that the amount expensed in the Company’s Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

Note (13)   Warrant Transactions

The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model. There were no new warrants issued in the first quarter of 2007. All warrants are exercisable.

In the quarter ended March 31, 2007, the Company raised $9,000 through the exercise of 44,666 warrants at an average price of $.20 per share.

Warrant transactions consisted of the following during the quarter ended March 31, 2007:

	Exercisable
	Warrants	Stock Price
Warrants Outstanding As of December 31, 2006	24,792,873	$0.15-0.50

Exercise of Warrants	(44,666)	0.20
Warrants Expired	(50,000)	0.25
Warrants Outstanding As of March 31, 2007	24,698,207	$0.15-0.50

Warrants outstanding expire as follows:

	Warrants	Strike
Year	Expiring	Price
2007	2,791,000	$0.15-0.50
2008	2,551,697	0.15-0.37
2009	15,236,650	0.15-0.41
2010	—	—
2011	4,118,860	0.18-0.38
	24,698,207	0.15-0.50

Note (14)   Commitments and Guarantees

The Company’s commitments and guarantees as of March 31, 2007, for the remainder of 2007 and the years 2008 through 2010 and thereafter are estimated below:

Amounts rounded in thousands	2007	2008	2009	2010	2011	Thereafter	Total
Long-tem debt maturities (face amount)	$169,029	$200,000	$—	$35,608	$—	$—	$404,637
Employment obligations	438,750	585,000	585,000	250,000	250,000	—	2,108,750
Renewable energy credit guarantee obligations	85,982	64,701	64,701	64,701	55,329	1,412	336,826
Operating lease payments	200,763	321,900	285,900	267,900	267,900	937,650	2,282,013
Total	$894,524	$1,171,601	$935,601	$618,209	$573,229	$939,062	$5,132,226

Operating Leases

The Company’s executive office, research and development facility is housed in a 13,270 square foot site located at 55 Route 31 South, Pennington, New Jersey 08534. This facility is leased under an operating lease expiring June 25, 2007.  The Company has signed a new lease for 30,000 square feet on March 20, 2007. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. The property is located at 200 Ludlow Drive, Ewing, New Jersey

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08638.

In September 2005, the Company acquired Quantum Energy Group in Applegate, California which included the transfer of their five year lease expiring April 30, 2009, with two five-year options to extend the lease.

Employment Agreements

On December 18, 2006, the Company entered into a five-year employment agreement with Mr. Quentin Kelly, CEO, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in the Company “fringe benefits” including health coverage and the maintenance of a whole life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a period of 24 months, whichever is longer. Bonus and participation in the Stock Option Plan are based upon the discretion of the Compensation Committee of the Board of Directors. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant.

Included in accrued sales commissions as of December 31, 2006 is $58,622 owed to Mr. Kelly under a Management Services Fee Agreement expired on December 31, 2006, calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

On July 10, 2006, the Company entered into an employment agreement with Mr. Larry L. Crawford, Executive Vice President and Chief Financial Officer with a term which expires July 9, 2009. Annual compensation under the agreement is $150,000 and included an initial grant of 600,000 stock options vesting over the term of the employment agreement. On March 8, 2007, the Company entered into a new three-year employment agreement with Mr. Crawford. The contract was effective January 1, 2007 and includes his appointment as Executive Vice President. Adjusted compensation under this contract is $175,000 annual salary and $750 monthly auto allowance.

On December 18, 2006, the Company entered into an employment agreement with Douglas L. Washington, Executive Vice President, Marketing, effective January 1, 2007 for a period of three years. Annual compensation under the agreement is $160,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

Note (15)   Contingencies

The Company is subject to various claims and suits from time to time in the ordinary course of its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, financial condition or results of operations.

Note (16)   Supplemental Disclosure of Cash Flow Information

	Quarter Ended March 31, 2007	Quarter Ended March 31, 2006
Cash paid for interest	$19,515	$60,197

Note (17)   Subsequent Event

On May 2, 2007 the Company announced that the Board of Directors has approved a change in its corporate name to WorldWater & Solar Technologies Corp. The stock symbol WWAT.OB remains the same.

On April 17, 2007 it was announced that as previously reported in the Company’s form 8-K filed on December 5, 2006, under the terms of an Investment Agreement, dated November 29, 2006, between EMCORE Corporation, a New Jersey corporation (“EMCORE”), and the Company, EMCORE invested $13.5 million in the Company, representing Tranche A of an $18 million investment. EMCORE and the Company have agreed that following the execution of an amendment to the Investment Agreement, EMCORE will complete the $4.5 million Tranche B funding at $0.40 per share and EMCORE will be entitled to 25% warrant coverage at $0.40 a share. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of 2007. At the Tranche B Closing, WorldWater will issue to EMCORE (i) Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to

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purchase Redeemable Preferred Shares convertible into 1,812,500 shares of Common Stock. The Investment Agreement was filed as an exhibit with the Company’s Form 8-K filed on December 5, 2006 and is incorporated herein by reference.

On April 12, 2007, the Company announced the entry into a contract, valued at $16 million dollars, with the Fresno City Council (Fresno, California), to design, build and operate a 2 megawatt solar electric power system to be located at the Fresno Yosemite International Airport. The contract dictates that the Company will operate the system over a 20 year term, and completion of the installation is expected in 2008. Nautilus Solar Energy LLC, which provides system financing for the Company, will be the system owner. Nautilus Solar Energy, LLC is an energy investment and project development firm formed to develop, finance, own and operate distributed generation and utility scale solar power projects.

On April 12, 2007, the Company initiated a private offering. A Summary of the offering included 10,800,000 Shares of the Company’s Common stock issued at $0.50 per share, with a Five-Year Warrant attached to purchase 2,700,000 Shares of the Company’s Common stock at $0.50. Net proceeds from this offering amounted to $5,400,000, of which all had been received as of May 8, 2007. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

ITEM 2.      MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Statements in this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report on Form 10-QSB concerning the Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks associated with reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

WorldWater & Solar Technologies Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

The Company continues to move from an entrepreneurial operating mode to that of a fast growth company.  In this connection, significant effort is being made towards the development of policies, procedures and processes to bring greater efficiency and effectiveness to all areas of the business, with particular emphasis on the technical, commercial and financial evaluation of prospective projects and the successful execution and profitability of awarded contracts.

Importantly, the Company will continue work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate from current/competitive products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities,

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revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these condensed consolidated financial statements:

REVENUE RECOGNITION

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

The Company performed a sensitivity analysis to determine the impact of fluctuations in our estimates for our allowance for doubtful accounts. As of December 31, 2006, the allowance for doubtful accounts was $29,000. If this amount were in error by plus or minus one percent of the account receivable balance, the impact would be an additional $35,000 of income or expense.

SHARE-BASED COMPENSATION

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on,

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January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the quarter ended March 31, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

ACCOUNTING FOR INCOME TAXES

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its condensed consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carry forwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of March 31, 2007 and December 31, 2006, an allowance equal to 100% of the deferred tax asset was recorded.

RESULTS OF OPERATIONS—QUARTER ENDED MARCH 31, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the quarter ended March 31, 2007 amounted to $949,000, and represents 100% of the Company’s revenue. Residential projects in California accounted for $252,000 of contract revenue, with the balance of the revenue coming from two commercial jobs in New Jersey. All contract revenue was generated by domestic projects. The Company had contract revenue of $1,898,000 in the quarter ended March 31, 2006.

Grant Revenue.   The Company recognized no revenue in the first quarter of 2007. The company recognized $59,000 in the first quarter 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $199,000 or 21%, as compared to the first quarter 2006, which generated a gross profit of $102,000 or 5%. The company attributes its significant rise in gross profit margin partly to its evolution from an entrepreneurial to a fast growth company. Better overall efficiencies, bid processes, and trained staff have also supported the increased job margins.

Gross Profit (Loss) on Grants.   No gross profit was recognized in the first quarter 2007. In the first quarter 2006 a gross profit of $29,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the quarter ended March 31, 2007, amount to $2,300,000, compared to $1,951,000 in the first quarter 2006, an increase of $349,000 or 15%. The year to year variances primarily made up of increases from the first quarter 2006 to 2007 in the following categories; Salary and wages are up $46,000 due to increased headcount, legal fees are up $170,000, insurance is up $42,000 due to a one-time workers compensation surcharge, and general insurance is up $41,000 due to additional staff and increased coverages necessary for high dollar bid proposals. There were an additional $50,000 of variances spread out over a series of accounts.

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Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the quarter ended March 31, 2007 were $47,478, a decrease of $41,255 over the first quarter of 2006. This decrease is due primarily to the reclass of expenses to Inventory of finished MOBIL MAX™ units, a transportable solar-powered water purification system.

Loss from Operations.   In the quarter ended March 31, 2007, the Company incurred a loss from operations of $2,148,000, an increase of $240,000 or 11% over the $1,908,000 loss during the same period in 2006.  The increased loss is primarily due to increases in MG&A Expenses of $349,000, offset by lower R&D costs of $41,000, and increased gross margin of $68,000.

Beneficial Conversion and Warrant amortization. This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued. In the quarter ended March 31, 2007 the Company recorded a beneficial conversion and warrant amortization of $30,000 compared to $2,484,000 in the same period in 2006. The decrease is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

Warrant Exercise Inducement expense.  There was no recorded expense in the first quarter 2007 as compared to $992,000 in the same period 2006.

Interest Income/(Expense). Interest Income/(Expense) was $18,000 for the quarter ended March 31, 2007, an increase of $203,000 or 109% for the same period in 2006. This reflects a significant decrease in outstanding debt from first quarter 2006 to 2007.

Net Loss.   In the quarter ended March 31, 2007, the Company incurred a net loss of $2,160,000 decrease of $3,568,000 or 62% over the $5,728,000 loss for the comparable quarter in 2006. The decreased loss is primarily due to the increased loss from operations of $239,000, offset by decreases in Beneficial Conversion and Warrant Amortization of $1,480,000, Warrant Inducement Fees of $992,000, Interest Expense of $1,134,000, Debt Sourcing Fees of $158,000, and an increase in Interest Income of $43,000.

Accretion of Preferred Stock Dividends.   In the quarter ended March 31, 2007, the Company recorded an increase in the amount of $11,250 compared to $0 in the first quarter of 2006.

HISTORICAL CASH FLOW ANALYSIS

The “Historical Cash Flows Analysis” section discusses consolidated cash flow from operations, investing activities and financing activities. Amounts have been rounded to the nearest thousand.

Cash Flows from Operating Activities

	Quarter ended March 31,
	2007	2006
Net Cash Used in Operating Activities	$2,780,000	$1,641,000

In the first quarter of 2007, the Company had an increase in net cash used in operating activities of $1,139,000 in a period when the Company had a decrease in net loss of $3,556,000. An analysis of the decreased loss is above in the RESULTS OF OPERATIONS discussion. A decrease in non-cash charges in 2007 aided the decreased net loss and helped offset increases in the Company’s working capital during the first quarter of 2007. These changes in working capital items relate mainly to the significant increase in job contracts from 2006 to 2007, along with an increase in staffing to coincide with the growth of the company.

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Below is a reconciliation of the increase in net cash used in operating activities.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$(2,454,000)
Stock based employee compensation cost	(152,000)
Amortization of warrant exercise inducement fee expense	(992,000)
Amortization of interest expense	(88,000)
Amortization of loan origination costs	(158,000)
Issuance of stock for services	(5,000)
Issuance of options and warrants for services	(28,000)
Amortization of deferred compensation	(8,000)
Issuance of stock in lieu of interest	19,000
Depreciation and amortization	6,000
(3,860,000)
Changes in timing of cash receipts and disbursements related to working capital items	(835,000)
(4,695,000)
Change in net loss-2007 compared to 2006	3,556,000
Increase in net cash used in operating activities	$(1,139,000)

Cash Flows from Investing Activities

	Quarter ended March 31,
	2007	2006
Net Cash Used in Investing Activities	$(176,000)	$(33,000)

In the quarters ended March 31, 2007 and 2006, investing activities included the purchase of office equipment including computers and furniture for the increased workforce.

Cash Flows from Financing Activities

	Quarter ended March 31,
	2007	2006
Net Cash Provided By Financing Activities	$182,000	$1,738,000

In the quarters ended March 31, 2007 and 2006, the Company financed its operations principally through the issuance of common stock as the result of private sales and the exercise of warrants and stock options.

The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model. There were no new warrants issued in the first quarter of 2007. All warrants are exercisable.

In the quarter ended March 31, 2007, the Company raised $9,000 through the exercise of 44,666 warrants at an average price of $.20 per share.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, our current ratio was 3.74 compared to 2.94 at December 31, 2006. As of March 31, 2007, we had $9,026,097 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $2,997,487 as of March 31, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the first quarter of 2008. In light of our recent private placements of approximately $13.5 million of our convertible preferred stock in November 2006 and $5.0 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into 2008.

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As of March 31, 2007
Number of authorized common shares:	275,000,000
Less common shares outstanding:	152,043,300
Less potential issuable common shares:
Warrants	24,698,207
Debt conversion rights	1,676,692
Stock options	18,689,781
Stock purchase agreement rights	1,511,946
Preferred stock conversion rights	51,462,759
98,039,385
Available common shares to be issued:	24,917,315

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of 2007. At the Tranche B Closing, WorldWater will issue to EMCORE (i) Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 1,812,500 shares of Common Stock.

RISKS AND UNCERTAINTIES

Fixed-price Contracts

The Company utilizes fixed-price contracts which result in business risk, such as:

•       uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•       labor availability and productivity;

•       supplier and subcontractor pricing and performance; and

•       availability and pricing of components (particularly solar modules).

Intellectual Property Rights

The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in technology, the business and revenues could be materially and adversely affected.

Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on

30

our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

In February 2007, the Company engaged RSM McGladrey, who will perform a Sarbanes-Oxley Act Consulting engagement designed to assist the Company in its efforts to comply with SOX Section 404, “Management’s Assessment of Internal Controls.” The engagement was designed with the understanding that should the Company meet the criteria for an accelerated filing, the Company’s external auditor will also be required to attest to the internal controls over financial reporting in the fiscal year ending December 31, 2007.

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

Foreign Operations

The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•       expropriation and nationalization of our assets (including intellectual property) in that country;

•       political and economic instability;

•       social unrest, acts of terrorism, force majeure, war or other armed conflict;

•       inflation;

•       currency fluctuations, devaluations and conversion restrictions;

•       confiscatory taxation or other adverse tax policies;

•       governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•       governmental activities that may result in the deprivation of contract rights; and

31

•       trade restrictions and economic embargoes imposed by the United States and other countries.

There was no grant revenue recognized in the first quarter of 2007. Unsettled political conditions, social unrest, acts of terrorism, force majeure, war or other armed conflict, exploitation or other governmental actions, inflation, exchange controls or currency devaluation may result in increased business risk in these regions.

Financing

The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is still determining the impact of this FASB, but does not expect it to have a material effect on the Company’s consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which is effective for calendar year companies as of December 31, 2006. SAB No. 108 provides guidance on how prior-year misstatements should be taken into consideration when quantifying misstatements in current-year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current-year balance sheet as well as the impact upon the current-year income statement in assessing the materiality of a current-year misstatement. Once a current-year misstatement has been quantified, the guidance in SAB Topic 1M, “Financial Statements—Materiality,” (SAB No. 99) will be applied to determine whether the misstatement is material. The adoption of this Statement has not had a material effect on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not believe that its historical or expected tax reporting positions, which considered before application of the valuation allowance, will have a material impact on its consolidated financial statements. As of January 1, 2007, the Interpretation was implemented with no material impact recognized.

ITEM 3.                    CONTROLS AND PROCEDURES

a)              Evaluation of disclosure controls and procedures

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Limitations On Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level and ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Act”), are recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Such evaluation did not identify any change in the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; however, one area of material weakness was identified.

In connection with its audit of, and in the issuance of its report on the Company’s financial statements for the year ended December 31, 2007, Amper, Politziner & Mattia, P.C. delivered a letter to the Audit Committee of our Board of Directors and the Company’s management that identifies an item that it considers to be a material weakness in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A “material weakness” is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness was a lack of adequate controls within the accounting software used by the Company to properly handle the accounting functions of a public company. This material weakness was first noted and disclosed in the Form 10-KSB for the year ended December 31, 2004. Beginning at that time and going forward, the Company used other mitigating controls to ensure that the financial statements were being fairly stated.

The Company believes, that because of the limited number of projects completed in the quarter ended March 31, 2007, and the recruitment of its new CFO, Corporate Controller, Project Controller, Assistant Controller, Contract Analyst, and additional Accounts Payable Clerk, the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company agrees with its independent auditors that its system of internal control and reporting controls should be improved in line with expected continued growth in commercial operations and intends to take the implementation steps to improve its accounting functions. The impact of the above conditions was relevant to the quarter ended March 31, 2007 and did not affect the results of this period or any prior period.

Mitigation Steps Being Implemented By The Company

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures. As of May 4, 2007, Microstrategies, Inc. had begun system installation, with an anticipated commencement date of early June 2007.

PART II — OTHER INFORMATION

ITEM 1.                    LEGAL PROCEEDINGS

Although WorldWater is involved in ordinary, routine litigation from time to time incidental to its business, it is not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on the Company’s business or financial condition.

ITEM 2.                    UNREGISTERD SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

During the first quarter of 2007, convertible notes having a face amount of $185,050 were converted into 1,233,666

33

shares of common stock at an average conversion price of $0.15 per share. Associated with the Company’s convertible notes 2,684,248 shares were issued in lieu of the payment of interest at a weighted average price of $0.17.

In the first quarter of 2007, the Company issued 2,684,248 shares of common stock at a weighted average price of $0.17 per share in consideration for financial advisor services and business development services performed by consultants.

Also in the first quarter of 2007, 44,666 warrants were exercised at a price of $0.20 per share.

ITEM 3.                    DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.                    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.                    OTHER INFORMATION

None.

ITEM 6.                    EXHIBITS

31.1	Certification by the Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

31.2	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldWater & Solar
Technologies Corp. (formerly
WorldWater & Power Corp.)
(Registrant)

By:	/s/ QUENTIN T. KELLY	Date:	December , 2007
Quentin T. Kelly
Chief Executive Office/ Chairman of the Board

By:	/s/ LARRY L. CRAWFORD		December , 2007
Larry L. Crawford
Executive Vice President/Chief Financial Officer

35

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, QUENTIN T. KELLY, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ QUENTIN T. KELLY
NAME:	QUENTIN T. KELLY
TITLE:	PRINCIPAL EXCUTIVE OFFICER

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, LARRY L. CRAWFORD, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ LARRY L. CRAWFORD
NAME:	LARRY L. CRAWFORD
TITLE:	PRINCIPAL FINANCIAL OFFICER

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended March 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Quentin T. Kelly, Principal Executive Officer and Chairman of the Board of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ QUENTIN T. KELLY
	NAME:	QUENTIN T. KELLY
	TITLE:	PRINCIPAL EXECUTIVE OFFICER CHAIRMAN OF THE BOARD

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended March 31 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry L. Crawford, Executive Vice President and Principal  Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ LARRY L. CRAWFORD
	NAME:	LARRY L. CRAWFORD
	TITLE:	EXECUTIVE VICE PRESIDENT—PRINCIPAL FINANCIAL OFFICER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q/A

Amendment No. 2

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2007

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 000-16936

WorldWater & Solar Technologies Corp.

(formerly WorldWater & Power Corp.)

(Exact name of registrant as specified)

Delaware	33-0123045
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

200 Ludlow Drive, Ewing, NJ	08638
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (609) 818-0700

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

As of July 31, 2007, the Registrant had outstanding 177,149,904 shares of Common Stock, $0.001 par value outstanding.

EXPLANATORY NOTE

Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has re-evaluated its accounting for its July 2005 convertible debentures.  In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133,  “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19,  “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27:  “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately.  The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453).  EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations was to increase the net loss applicable to common stockholders for the three months and six ended June 30, 2007 by approximately $31,000 and $62,000 respectively and to increase the net loss applicable to common stockholders for the three and six months ended June 30, 2006 by approximately $34,000 and 2,187,000 respectively.

2

WORLDWATER & SOLAR TECHNOLOGIES CORP.

3

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2007 AND DECEMBER  31, 2006

	June 30, 2007	December 31, 2006
	(Unaudited)	*
	(Restated)
Assets
Current Assets:
Cash and cash equivalents	$8,003,249	$5,770,595
Restricted cash and cash equivalents	—	31,257
Accounts receivable, net of allowance for doubtful accounts of $29,257 as of June 30, 2007 and December 31, 2006	2,084,996	5,288,241
Inventory	1,901,891	748,470
Costs and estimated earnings/losses in excess of billings	2,778,003	2,548,427
Prepaid expenses and deposits	1,020,253	1,785,793
Advances to employees	54,525	33,676
Total Current Assets	15,842,917	16,206,459

Equipment and Leasehold Improvements, Net	335,593	195,808

Intangible And Other Assets
Deferred costs on proposed acquisition	1,411,442	790,769
Other intangible assets, net	46,667	66,667
Deposits	133,710	8,443
Total Assets	$17,770,329	$17,268,146

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable and accrued expenses	$3,058,139	$4,862,877
Long-term debt and notes payable, current portion	165,114	360,897
Customer deposits	41,454	43,453
Renewable Energy Credit guarantee liability, current portion	73,113	98,710
Billings in excess of costs and estimated earnings/losses	4,400	149,245
Notes payable, related parties	—	3,000
Total Current Liabilities	3,342,220	5,518,182

Long-term debt and notes payable	94,018	38,456
Renewable Energy Credit guarantee liability, net of current portion	250,844	250,844
Total Liabilities	3,687,082	5,807,482

Convertible Redeemable Preferred Stock
Series C convertible redeemable preferred stock	750,000	750,000
Series D convertible redeemable preferred stock	12,134,388	12,134,388
Total Convertible Redeemable Preferred Stock	12,884,388	12,884,388

Stockholders’ Equity
Preferred Stock 7% Convertible $.01 par value authorized 10,000,000; issued and outstanding:	—	—
Series B 611,111 shares liquidation preference $550,000 as of June 30, 2007 and December 31, 2006	6,111	6,111
Common Stock, $.001 par value; authorized 275,000,000; 169,813,385 issued and outstanding at June 30, 2007 and 149,359,052 issued and outstanding at December 31, 2006	169,813	149,359
Additional paid-in capital	54,277,808	46,685,809
Accumulated deficit	(53,254,873)	(48,265,003)
Total Stockholders’ Equity	1,198,859	(1,423,724)
Total Liabilities and Stockholders’ Equity	$17,770,329	$17,268,146

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

* Derived from audited financial statements.

4

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(UNAUDITED)

	Three Months		Six Months
	6/30/07	6/30/06	6/30/07	6/30/06
	(Restated)	(Restated)	(Restated)	(Restated)
Revenues:
Contract	$2,238,064	$1,700,902	$3,187,341	$3,599,079
Grant	—	85,650	—	144,422
Total	2,238,064	1,786,552	3,187,341	3,743,501

Cost of Revenues:
Contract	1,900,799	1,433,796	2,650,685	3,230,031
Grant	—	75,623	—	105,423
Total	1,900,799	1,509,419	2,650,685	3,335,454

Gross Profit:
Contract	337,265	267,106	536,656	369,048
Grant	—	10,027	—	38,999
Total	337,265	277,133	536,656	408,047

Operating Expenses:
Marketing, general and administrative expenses	3,005,812	1,704,251	5,305,434	3,654,815
Research and development expense	70,023	62,548	117,501	151,281
Total Expenses	3,075,835	1,766,799	5,422,935	3,806,096
Loss from Operations	(2,738,570)	(1,489,666)	(4,886,279)	(3,398,049)

Other (Expense) Income
Debt sourcing fees and commissions	—	(36,253)	—	(194,563)
Beneficial conversion and Warrant amortization	(31,352)	(101,724)	(61,749)	(2,585,419)
Warrant exercise inducement expense	—	(352,380)	—	(1,343,988)
Interest income/(expense), net	(36,990)	(18,525)	(19,342)	(204,243)
Total Other (Expense) Income, Net	(68,342)	(508,882)	(81,091)	(4,328,213)
Net Loss	(2,806,912)	(1,998,548)	(4,967,370)	(7,726,262)

Accretion of Preferred Stock Dividends	(11,250)	—	(22,500)	—

Net Loss Attributable to Common Shareholders	$(2,818,162)	$(1,998,548)	$(4,989,870)	$(7,726,262)

Net Loss applicable per Common Share (basic and diluted)	$(0.02)	$(0.01)	$(0.03)	$(0.06)

Weighted Average Common Shares Outstanding used in Per Share Calculation (basic and diluted)	163,575,474	135,434,842	157,477,496	127,982,545

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

5

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(UNAUDITED)

	2007	2006
	(Restated)	(Restated)
Cash Flows from Operating Activities:
Net loss Attributable to Common Shareholders	$(4,989,870)	$(7,726,262)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of warrants as inducement for warrant exercise	—	1,216,189
Beneficial conversion and Warrant amortization	61,748	2,734,982
Stock-based employee compensation cost	415,189	582,280
Amortization of intangibles and loan origination costs	20,000	204,563
Issuance of stock for service	141,400	287,298
Issuance of options and warrants for services	60,000	118,137
Share-based non-employee compensation cost	8,500	—
Amortization of deferred compensation	—	15,000
Issuance of stock in lieu of interest	25,736	42,124
Depreciation	23,186	10,279

Changes in assets and liabilities:
Accounts receivable	3,203,245	(1,045,777)
Accounts receivable -related parties	—	9,926
Inventory	(1,153,421)	(57,743)
Costs and estimated earnings/losses in excess of billings	(229,576)	(478,044)
Prepaid expenses and deposits	640,274	(1,198,933)
Advances to employees	(20,849)	11,336

Accounts payable and other accrued expenses	(1,804,738)	551,843
Accrued losses on construction in progress	—	(123,774)
Billings in excess of costs and estimated earnings/losses	(144,845)	65,797
Renewable Energy Credits guarantee liability	(25,596)	(26,823)
Customer deposits	(2,000)	1,773,904
Net Cash (Used in) Operating Activities	(3,771,617)	(3,033,698)

Cash Flows from Investing Activities:
Purchase of equipment and leasehold improvements	(162,970)	(75,372)
Deferred costs on proposed acquisition	(620,675)	(500,000)
Net Cash (Used in) Investing Activities	(783,645)	(575,372)

Cash Flows from Financing Activities:
Proceeds from issuance of debt, notes payable and warrants	—	59,517
Proceeds from exercise of warrants and stock options	1,659,578	2,764,942
Proceeds from issuance of common stock	5,117,000	—
Proceeds from issuance of redeemable convertible preferred stock	—	625,000
Decrease in Restricted Cash and Restricted Cash Equivalents	31,257	—
Payments on long-term debt	(19,919)	(62,883)
Net Cash Provided by Financing Activities	6,787,916	3,386,576

Net Increase (Decrease) in cash and cash equivalents	2,232,654	(222,494)

Cash and Cash equivalents, Beginning of Period	5,770,595	798,649

Cash and Cash equivalents, End of Period	$8,003,249	$576,155

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

6

WORLDWATER & SOLAR TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(UNAUDITED-RESTATED)

					Additional Paid-In	Additional Paid-In	Preferred
	Preferred Stock		Common Stock		Capital	Capital	Stock	Accumulated
	Shares	Par Value	Shares	Par Value	(Preferred)	(Common)	Dividend	Deficit	Total

Balance,December 31, 2006	611,111	$6,111	149,359,052	$149,359	$537,331	$46,148,478	$(22,500)	$(48,242,503)	$(1,423,724)

Conversion of convertible notes	—	—	1,233,666	1,234	—	183,816	—	—	185,050

Issuance of common stock:
For services and to induce exercise of warrants	—	—	625,000	625	—	140,775	—	—	141,400
Capital Raise	—	—	10,900,000	10,900	—	5,106,100	—	—	5,117,000
Exercise of warrants	—	—	5,067,073	5,067	—	958,470	—	—	963,537
Exercise of options	—	—	2,549,128	2,549	—	693,492	—	—	696,041
In lieu of payment of interest	—	—	79,466	79	—	25,657	—	—	25,736

Warrants granted for services	—	—	—	—	—	60,000	—	—	60,000

Share-based employee compensation cost	—	—	—	—	—	415,189	—	—	415,189

Share-based non-employee compensation cost	—	—	—	—	—	8,500	—	—	8,500

Net loss	—	—	—	—	—	—	—	(4,967,370)	(4,967,370)
Accretion of Preferred Stock Dividend	—	—	—	—	—	—	(22,500)	—	(22,500)
Balance, June 30, 2007	611,111	$6,111	169,813,385	$169,813	$537,331	$53,740,477	$(45,000)	$(53,209,873)	$1,198,859

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

7

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note (1)   Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has re-evaluated its accounting for its July 2005 convertible debentures. In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453). EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations was to increase the net loss applicable to common stockholders for the three months and six ended June 30, 2007 by approximately $31,000 and $62,000 respectively and to increase the net loss applicable to common stockholders for the three and six months ended June 30, 2006 by approximately $34,000 and $2,187,000 respectively.

A summary of all adjustments included in this Quarterly Report on Form 10-Q/A is detailed below (in thousands)

The following table reflects the impact of the restatement on the net loss for the quarters ended June 30, 2007 and June 30, 2006 (in thousands):

	Quarter Ending		Six Months Ending
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Increase/(Decrease) to Net loss
Beneficial conversion and Warrant amortization	$(31)	$(101)	$(62)	$(2,586)
Interest expense, net	—	67	—	399
Total increase/(decrease) to net loss	$(31)	$(34)	$(62)	$(2,187)

The effects of our restatement on previously reported consolidated financial statements as of June 30, 2007 and June 30, 2006 and for the quarters ended June 30, 2007 and June 30, 2006 are summarized as follows.

The following table reflects the impact of the restatement on the Consolidated Balance Sheets (in thousands):

	June 30, 2007	June 30, 2007
	(as previously	(restated)
	reported)
Selected Balance Sheet Data:
Long-term debt and notes payable	232	94
Total liabilities	3,825	3,687
Additional paid-in capital	55,085	54,278
Accumulated deficit	(54,200)	(53,255)
Total stockholders’ equity (deficiency)	1,061	1,199

8

The following table reflects the impact of the restatement on the Consolidated Statements of Operations (in thousands, except per share data):

	Quarter Ending
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Operations Data:
Beneficial conversion and Warrant amortization	$—	$(31)	$—	$(102)
Interest Income/(Expense), net	(37)	(37)	(86)	(19)
Total other (expense) income, net	(37)	(68)	(474)	(509)
Net loss	(2,776)	(2,807)	(1,964)	(1,999)
Net loss attributable to common shareholders	(2,787)	(2,818)	(1,964)	(1,999)
Basic and dilluted net loss per share (1)	(0.02)	(0.02)	(0.01)	(0.01)

	Six Months Ending
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Operations Data:
Beneficial conversion and Warrant amortization	$—	$(62)	$—	$(2,585)
Interest Income/(Expense), net	(19)	(19)	(603)	(204)
Total other (expense) income, net	$(19)	$(81)	$(2,142)	$(4,328)
Net loss	(4,906)	(4,967)	(5,540)	(7,726)
Net loss attributable to common shareholders	(4,928)	(4,990)	(5,540)	(7,726)
Basic and dilluted net loss per share (1)	(0.03)	(0.03)	(0.04)	(0.06)

The following table reflects the impact of the restatement on the Consolidated Statements of Cash Flows (in thousands, except per share data):

	Six Months Ending
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Cash Flow Data:
Amortization of interest expense	$—	$—	$548	$—
Beneficial conversion and Warrant amortization	—	62	—	2,735
Net loss attributable to common shareholders	$(4,906)	$(4,990)	$(5,540)	$(7,726)

The following table reflects the impact of the restatement on the Consolidated Statement of Stockholders’ Deficiency (in thousands, except per share data):

	Six Months Ending
	June 30, 2007	June 30, 2007
	(as previously	(restated)
	reported)
Selected Stockholders’ Deficiency Data:
Net loss	$(4,906)	$(4,967)
Balance, Additional Paid-In Capital (Common)	54,548	53,740
Balance, Accumulated Deficit	(54,200)	(53,210)
Total Stockholders’ Equity	1,061	1,199

9

Note (2)   Liquidity and Capital Resources

At June 30, 2007, our current ratio was 4.74 compared to 2.94 at December 31, 2006. As of June 30, 2007, we had $12,500,697 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $8,003,249 as of June 30, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the second quarter of 2008. In light of our recent private placements of approximately $13.5 million of our convertible preferred stock in November 2006 and $5.1 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into the second half of 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety-two thousand, eight hundred and fifty-seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of 2007. At the Tranche B Closing, WorldWater will issue to EMCORE Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 2,812,500 shares of Common Stock.

Full closure of the second tranche cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in October 2007.

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX, to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing.

Full closure of the acquisition of ENTECH by WorldWater cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in October 2007.

Note (3)   Nature of the Business

Effective May 2, 2007 the Company announced that the Board of Directors has approved a change in its corporate name to WorldWater & Solar Technologies Corp. As of August 13, 2007, the Company is awaiting legal confirmation of the name change. The Company stock symbol, WWAT.OB, remains the same.

WorldWater is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and MobileMaxPure™.

10

Note (4)   Summary of Significant Accounting Policies

A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s subsidiaries WorldWater (Phils) Inc. and WorldWater Holdings Inc., a Delaware Corporation, and certain other inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly-owned inactive subsidiaries include:

WorldWater, Inc., a Delaware Corporation

WorldWater East Africa Ltd., a Tanzanian Corporation

WorldWater Pakistan (PVT.), LTD., a Pakistan Company

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, depreciation, taxes, the guaranty liability for the value of Renewable Energy Credits, losses on uncompleted contracts and the value of shares issued. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to their short maturities. The fair value of the Company’s notes payable and debt are estimated based on the current rates offered to the Company for debt of the same remaining maturities and similar terms. See “Guarantor Agreements” below for disclosures regarding the fair value of the Company’s exposure for Renewable Energy Credits (“RECs”) which have been accrued on the Balance Sheet as of June 30, 2007 and December 31, 2006.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a high quality financial institution. With respect to accounts receivable as of June 30, 2007, 61% of the receivables, including related party receivables, were from three commercial customers generated from the sale of solar equipment installed in the United States. The Company does not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations. The Company had one major customer accounting for 81% of revenue for the quarter ended June 30, 2007, and 8% of receivables at June 30, 2007; and one customer accounting for 45% of revenue for the year ended December 31, 2006.

Guarantor Arrangements

In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The following is a summary of the Company’s agreements that have been determined to fall within the scope of FIN No. 45.

11

Renewable Energy Credit Guarantee (RECs)

Under the equipment sales contract for the 267,840 kW (DC) solar-driven irrigation and energy system built in 2004 and a 42.7 kW solar-pumping and energy system currently in construction, the Company has guaranteed the price of certain Renewable Energy Certificates (RECs) to be generated by the installation during the first seven years of operation. Based on current market indications, the Company estimates its guarantee obligation may result in a potential loss of $452,907 which is tied to the future market and trading value of RECs traded in California. The liability was recorded in accordance with FIN 45, paragraph 8, whereby the Company determined the maximum number of kwh to be generated over the seven year span to be 3,148,936 (449,848 x 7), multiplied by the guaranteed amount of $0.125, resulting in a liability of $393,617. Without the knowledge of the future value of these RECs, the Company recorded as reductions of Contract Revenue: estimated losses of $393,617, 59,290 and $0 in the years ended December 31, 2004, 2005, and 2006, respectively, and $0 in the quarter and six months ended June 30, 2007. Adjustments to the estimated guarantee obligation will be recognized as an adjustment of revenue over the seven year term of the respective guarantee obligations. As of June 30, 2007 the Company has made payments on this guarantee in the amount of $118,211.

The offering of renewable energy credit guarantee was an isolated incident, and the company does not expect to this in the future. Further, the maximum liability described is fixed and accrued for and not subject to change over the life of the agreement.

Product Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. Since the Company has a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company’s warranty accrual:

Balance, December 31, 2006	$377,962
Accruals for warranties issued during 2007	47,810
Utilization of warranty reserve	(138,825)
Balance, June 30, 2007	$286,947

The majority of the utilization over the six months ended June 30, 2007, resulted from non-recurring, post-completion repairs in relation to two large-scale projects completed in early 2007.

The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company’s Consolidated Balance Sheet.

Revenue Recognition

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Deferral of Acquisition Costs

Deferred acquisition costs are reviewed by category of business at the end of each accounting period and, where circumstances which have justified the deferral of such costs no longer apply or are considered doubtful, the costs, to the extent to which they are considered to be irrecoverable, will be written off immediately.

12

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically inventory has consisted mainly of purchased system components.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and, leasehold improvements, the shorter of 7 years or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amounts, less any proceeds, are charged or credited to income.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

Loan Origination Costs

The Company finances part of its operations through the issuance of debt and incurs a substantial amount of costs associated with the acquisition of such debt. The Loan Origination Costs are capitalized and amortized over the life of the debt using the effective interest method. Upon early termination of the debt, any remaining costs are charged to Debt Sourcing Fees.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $57,000 and $16,000 for the quarters ending June 30, 2007 and 2006, respectively and $77,000 and $65,000 in the six months ended June 30, 2007 and 2006, respectively.

Share-Based Compensation

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles

13

Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the quarter ended June 30, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

	Quarters Ended June 30
Assumptions for Option Grants	2007	2006
Risk-free interest rate	6%	4%
Volatility	37%	35%
Expected dividend yield	0%	0%
Expected life	10 years	10 years
Estimated forfeiture rate	1%	1%

The Company calculates expected volatility for a share-based grant based on historic daily stock price observations of our common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. For estimating the expected term of share-based grants made in the quarter ended June 30, 2007, the Company has adopted the simplified method authorized in Staff Accounting Bulletin No. 107. SFAS No. 123R also requires that estimated forfeitures be included as a part of the estimate of expense as of the grant date. The Company has used historical data to estimate expected employee behaviors related to option exercises and forfeitures.

With respect to both grants of options and awards of restricted stock, the risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant or award.

The Company adopted Statement 123(R) on January 1, 2006. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The value of the unvested stock options at June 30, 2007 is approximately $1,663,422, of which $332,557 will be expensed over the remaining six months in 2007, with the remaining $1,330,865 expensed in 2008 and after, all under General & Administrative Expense on the Consolidated Statements of Operations.

A summary of option activity as of June 30, 2007 and changes during the three months ended is presented below.

		Weighted-
		Average
	Shares	Exercise Price
Balance, December 31, 2006	13,358,231	$0.27
Granted	7,284,500	0.42
Exercised	(2,549,128)	0.21
Forfeited or expired	(392,000)	0.32
Balance, June 30, 2007	17,701,603	0.32
Options Exercisable, June 30, 2007	10,783,941	0.27

Net Loss Per Common Share

Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company’s basic and diluted loss per share

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attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the quarters ended June 30, 2007 and 2006 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be antidilutive due to the Company’s losses.

Below is a table of the potential issuable shares as of June 30, 2007:

As of June 30, 2007
Warrants	21,416,025
Debt conversion rights	1,676,692
Stock options	17,701,603
Preferred stock conversion rights	51,462,759
Total	92,257,079

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.There continues to be no liability related to unrecognized tax benefits at June 30, 2007, and no affect on the effective rate.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Note (5)   Proposed Acquisition

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX, to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

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With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lesser amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU’s of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 non-refundable payment to ENTECH in 2006 and another $500,000 payment in the second quarter 2007 to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $411,442 were recorded on the balance sheet through June 30, 2007, and along with the two $500,000 payments to ENTECH, resulted in a capitalized amount of $1,411,442 on the balance sheet at June 30, 2007, classified as deferred cost on proposed acquisition. Should the proposed acquisition not go forward in 2007, the capitalized amount would need to be immediately expensed in that year.

On May 25, 2007, the Company entered into a Letter of Intent to enter into an Agreement and Plan of Merger with ENTECH, Inc., a Delaware corporation (“ENTECH”) and a Delaware corporation which is our subsidiary (“Merger Sub”). In the merger, ENTECH will merge with and into Merger Sub and Merger Sub will survive the merger as a wholly-owned subsidiary of the Company. The Letter of Intent provides for an initial payment of $18.3 million by the Company to the stockholders of ENTECH upon the closing of the transaction and earn-out consideration, the terms of which have not been finalized. Of the $18.3 million initial payment at closing, $12 million will be paid by the Company in the form of the Company’s Common Stock valued at the lower of (i) $.61 per share or (ii) the average of the per share closing prices of the Common Stock for the 10 full consecutive trading days ending 5 days prior to the date the definitive agreement is signed. Assuming a valuation of $.61 per share upon the execution of a definitive agreement, the stockholders of ENTECH will be entitled to receive 19,672,131 shares of the Company’s Common Stock. As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

On July 5, 2007 the Company announced that they have begun engineering procedures for the manufacturing line of ENTECH panels at their headquarters in Keller, TX for delivery of product in early 2008.

As of August 13, 2007, full closure of the acquisition of ENTECH by WorldWater cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008.

Note (6)   Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Office furniture and equipment	$98,872	$130,551
Vehicles	166,085	78,143
Computers	121,648	16,568
Leasehold improvements	7,080	5,453
	393,685	230,715
Less accumulated depreciation and amortization	(58,092)	(34,907)
Equipment and leasehold improvements, net	$335,593	$195,808

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Depreciation expense for the three and six months ended June 30, 2007 were respectively $10,798 and $23,186, as compared to the same periods in 2006 at $5,079 and $10,279, respectively.

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Note (7)   Intangible Assets

Intangible assets are listed below and associated accumulated amortization as of June 30, 2007 and December 31, 2006.

	June 30, 2007	December 31, 2006
Loan origination costs	$—	$287,688
Accumulated amortization	—	(287,688)
Loan origination costs, net	$—	$—

Non-compete agreement, customer list and trade name	$123,000	$123,000
Accumulated amortization	(76,333)	(56,333)
Non-compete agreement, net	$46,667	$66,667

Amortization expense for the three and six months ended June 30, 2007 and 2006 were both $10,000, and $20,000, respectively.

Note (8)   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Accounts payable—contracts	$453,288	$2,328,963
Accounts payable—other	230,167	760,702
Accrued salaries	87,957	271,039
Accrued interest	224,322	268,501
Accrued warranty reserve	286,947	377,962
Accrued sales commission	—	190,140
Accrued sales & use taxes	244,699	302,000
Accrued project costs	1,338,759	143,890
Accrued project contingency	—	45,000
Preferred dividend payable	45,000	22,500
Accrued legal expenses	—	73,708
Other accrued expenses	147,000	78,472
Total	$3,058,139	$4,862,877

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Note (9)   Long-Term Debt and Notes Payable

Long-term debt (including convertible debt) and notes payable, excluding related party transactions (see Related Party Transaction note below), consist of the following uncollateralized loans outstanding at June 30, 2007 and December 31, 2006:

					Option
					to Pay		Potential
					Interest		Number of
					in either	Conversion	Shares	December 31, 2006		June 30, 2007
		Stated	Effective		Common	Price of	Upon		Net			Net
Maturity	Holders	Interest	Interest	Interest	Stock	Common	Conversion	Face	Amount	Face		Amount
Date	of Loans	Rate	Rate	Period	or Cash	Stock	@ 6/30/07	Amount	Outstanding	Amount		Outstanding
2007	Funds & Qualified Individual Investors	10%	19-30%	Semi-Annual	Yes	$0.18	1,233,667	$185,050	$165,050	$—	(a)	$—
2008	Funds & Qualified Individual Investors	10%	19-30%	Majority Monthly	Yes	$0.18	1,333,333	200,000	20,000	200,000	(b)	61,748
On Demand	Qualified Individuals	0 to 10%	0 to 15%	Majority Monthly & Semi-Annual	No	N/A	N/A	30,347	30,347	19,614	(c)	19,614
On Demand	Qualified Individual Investors	10%	10%	Maturity	No	$0.400	132,500	53,000	53,000	53,000	(d)	53,000
Stated Maturity Date 1997	Qualified Individual Investor	8%	8%	Maturity	No	$0.400	125,000	50,000	50,000	50,000	(e)	50,000
Not Stated	Qualified Individual Investors	Not stated— imputed at 4.5%	4.50%	Not stated	N/A	$0.495	85,859	42,500	42,500	42,500	(f)	42,500
2010	Financial Institution		8%	Monthly principal & interest payments	No	N/A	N/A	38,456	38,456	32,270	(g)	32,270
						Total	2,910,359	$599,353	$399,353	$397,384		$259,132
							Less current portion		360,897			165,114
							Long-term portion		$38,456			$94,018

(a) In 2004, the company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest and were repaid in the first quarter of 2007.

(b) In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of  $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

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The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6.  As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue #6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the three and six months ended June 30, 2007, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $31,352 and $61,749, respectively. For the three and six months ended June 30, 2006, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $34,394 and $2,186,510, respectively.

As of June 30, 2007 there was $138,252 of unamortized debt discount.

(c) Loans payable to individual investors totaling $30,347. These loans were entered into in 1997.  The notes bear 10% interest and are payable on demand.

(d) Loans payable to individual investors totaling $53,000. These loans were entered into in 2000.  The notes bear 10% interest and are payable on demand.

(e) Loans payable to individual investors totaling $50,000. These loans were entered into in 1992.  The notes bear 8% interest and had an original maturity date of October 14, 1997.

(f) Loans payable to individuals, with no stated interest rate or maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(g) Loans payable to individual investors totaling $38,456. These loans were entered into in 2005.  The notes bear 8% interest and had an original maturity date in 2010.

The maturities of long-term debt (face amount) as of June 30, 2007 are:

2007	$165,114
2008	200,000
2009	—
2010	32,270
Total	$397,384

Note (10)   Convertible Preferred Stock

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company’s Philippine subsidiary. The conversion privileges, which expired September 2003, were convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that

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the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

Series C Convertible Preferred Stock

The Company issued 750,000 shares of Series C 6% Convertible Preferred Stock at $1.00 per share. The Series C 6% Convertible Preferred Stock proceeds were used to fund: (i) a $500,000 payment made to ENTECH, Inc. (“ENTECH”) to secure a binding Letter of Intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

The Series C 6% Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C 6% Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on December 31, 2006, equal to $0.39 per share of our common stock.

Dividends on the Series C 6% Convertible Preferred Stock accrue at the annual rate of 6%, payable the first day of each month, except that during the period July 1, 2006 through June 30, 2007 dividends will be accrued but not paid. As of June 30, 2007, the Series C 6% Convertible Preferred Stock had accrued and unpaid dividends in the aggregate amount of $45,000, which were subsequently paid in July 2007.

Series D Convertible Preferred Stock

On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock.

In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information

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regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater (the “Common Stock”) initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect two members of the Board of Directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect one member of the Board of Directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

The Series D Preferred Stock was classified out of permanent equity since it fit certain criteria in paragraph #2 of EITF Topic D-98 (“D-98”), however it was not classified as a liability since it did not meet the requirements of a liability.  Topic D-98, paragraph 8, indicates the following “For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method initially and then allocated the remaining.” In the Company’s case, the discount was recognized as a Preferred Stock Dividend on the day of issuance since the earliest conversion date was immediately.  The Company recorded a debit to Preferred Stock Dividend and a Credit to Additional Paid in Capital, which is in accordance with Case 1(a) of Topic D-98.

The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company.  Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

On November 29, 2006, the Company recorded a beneficial conversion on preferred stock dividends which needed to be recognized on the preferred shares of 4,892,857 and warrants of 505,044. After calculating the intrinsic value, in conjunction with utilizing the Black Scholes method, an adjustment of $3,184,642 was recorded as a preferred stock dividend.

The warrants to purchase Series D preferred stock were calculated by converting them to their common share equivalent, then utilizing the Black-Scholes Method to arrive at a fair value. The amounts allocated to the preferred stock and warrants were equivalent to their fair value and relative fair value, respectively.

The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company.  Since the potential change in ownership is outside the control of the company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

On November 29, 2006, the Company recorded a beneficial conversion on preferred stock dividends which needed to be recognized on the preferred shares of 4,892,857 and warrants of 505,044. After calculating the intrinsic value, in conjunction with utilizing the Black Scholes method, an adjustment of $3,184,642 was recorded as a preferred stock dividend.

The warrants to purchase Series D preferred stock were calculated by converting them to their common share equivalent, then utilizing the Black-Scholes Method to arrive at a fair value.  Please find the attached calculation.  The amounts allocated to the preferred stock and warrants were equivalent to their fair value and relative fair value, respectively.

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Liquidation Preference

Upon liquidation, holders of the Series C and D Convertible Redeemable Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a shares of Series C and D, preferred if immediately prior to dissolution and liquidation, all shares of Series C and D Convertible Redeemable Preferred Stock were converted into shares of common stock. The liquidation preference of Series C and D is $783,750 and $13,500,000, respectively at June 30, 2007.

Note (11)   Common Stock Transactions

Common stock transactions during the quarter ended June 30, 2007 consisted of the following:

		Price Per
	Shares	Share
Shares Issued and Outstanding December 31, 2006	149,359,052
Conversion of Convertible Notes	1,233,666	$0.15
Shares Issued for Capital Raise	10,900,000	0.50
Warrants Exercised	5,067,073	0.19
Shares Issued in lieu of payment of cash for interest	79,466	0.15
Stock Options exercised	2,549,128	0.21
Shares Issued as compensation for financial advisory and business development services	625,000	0.21
Shares Issued during the six months ended June 30, 2007	20,454,333	0.42
Shares Issued and Outstanding June 30, 2007	169,813,385

The common stock issued in connection with the goods and services in Note 11 of the Company’s Form 10Q-A were issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered.  The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FAS 123R, paragraph 7.  The Company notes that the amount expensed in the Company’s Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

Note (12)   Warrant Transactions

The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model. All warrants are exercisable.

In the six months ended June 30, 2007, the Company raised $963,537 through the exercise of 5,067,073 warrants at an average price of $.19 per share.

Warrant transactions consisted of the following during the six months ended June 30, 2007:

	Exercisable
	Warrants	Stock Price
Warrants Outstanding As of December 31, 2006	24,792,873	$0.15-0.50
a) Warrants Issued	3,500,000	0.50
Exercise of Warrants	(5,067,073)	0.15-0.50
Warrants Cancelled	(1,809,775)	0.15-0.50
Warrants Outstanding As of June 30, 2007	21,416,025	$0.15-0.85

a) On April 12, 2007, the Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

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Warrants outstanding expire as follows:

	Warrants	Strike
Year	Expiring	Price
2007	130,000	$0.15-0.30
2008	1,948,697	0.15-0.37
2009	12,218,468	0.15-0.41
2010	—	—
2011	3,618,860	0.22-0.38
2012	3,500,000	0.50
	21,416,025	0.15-0.85

Note (13)   Commitments and Guarantees

The Company’s commitments and guarantees as of June 30, 2007, for the remainder of 2007 and the years 2008 through 2010 and thereafter are estimated below:

Amounts rounded in thousands	2007	2008	2009	2010	2011	Thereafter	Total
Long-tem debt maturities (face amount)	$165,114	$200,000	$—	$32,270	$—	$—	$397,384
Employment obligations	292,500	585,000	585,000	250,000	250,000	—	1,962,500
Renewable Energy Credit guarantee obligations	73,113	64,701	64,701	64,701	55,329	1,413	323,958
Operating lease payments	186,218	321,900	285,900	267,900	267,900	937,650	2,267,468
Total	$716,945	$1,171,601	$935,601	$614,871	$573,229	$939,063	$4,951,310

Operating Leases

The Company’s executive office, research and development facility is housed in a 13,270 square foot site located at 55 Route 31 South, Pennington, New Jersey 08534. This facility is leased under an operating lease that expired on June 25, 2007. The Company has signed a new lease for 30,000 square feet on March 20, 2007. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. The property is located at 200 Ludlow Drive, Ewing, New Jersey 08638. Until such time as the build-out in the Ewing facility is complete, the Company remains in Pennington on a month-to-month basis.

In September 2005, the Company acquired Quantum Energy Group in Applegate, California which included the transfer of their five-year lease expiring April 30, 2009, with two five-year options to extend the lease.

Employment Agreements

On December 18, 2006, the Company entered into a five-year employment agreement with Mr. Quentin Kelly, CEO, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in the Company “fringe benefits” including health coverage and the maintenance of a whole-life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a period of 24 months, whichever is longer. Bonus and participation in the Stock Option Plan are based upon the discretion of the Compensation Committee of the Board of Directors. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant

Included in accrued sales commissions as of December 31, 2006 is $58,622 owed to Mr. Kelly under a Management Services Fee Agreement expired on December 31, 2006, calling for a management services/sales incentive fee equal to one-half percent (0.5%) of the Company’s gross product revenues less any related product returns, rebates, allowances, freight charges, tariffs and sales taxes, not to exceed $250,000 per annum.

On July 10, 2006, the Company entered into an employment agreement with Mr. Larry L. Crawford, Executive Vice President and Chief Financial Officer with a term which expires July 9, 2009. Annual compensation under the agreement is $150,000 and included an initial grant of 600,000 stock options vesting over the term of the employment agreement. On March 8, 2007, the Company entered into a new three-year employment agreement with Mr. Crawford. The contract was effective January 1, 2007 and includes his appointment as Executive Vice President. Adjusted compensation under this contract is $175,000 annual salary and $750 monthly auto allowance.

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On December 18, 2006, the Company entered into an employment agreement with Douglas L. Washington, Executive Vice President, Marketing, effective January 1, 2007 for a period of three years. Annual compensation under the agreement is $160,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

Note (14)   Contingencies

The Company is subject to various claims and suits from time to time in the ordinary course of its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, financial condition or results of operations.

Note (15)   Supplemental Disclosure of Cash Flow Information

	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Cash paid for interest	$28,976	$72,911

Note (16)   Subsequent Event

On July 18, 2007, the Company signed a Letter of Intent with M&G Promociones de Vivienda Urbana S.A., a real estate developer in Spain, to build several solar farms in Lorca (Murcia), Spain over the next five years. The contract to be negotiated will reflect plans by M&G to build three 10-mega-watt (mW) farms over the next three years, with implementation starting in 2008 — 10mW each year - along with two 50mW farms in the fourth and fifth years. Negotiations will begin within weeks in Madrid to conclude the contract, which will be subject to conditions including financing, licensing and other commercial and permitting issues.

On July 12, 2007 the Company held an official groundbreaking ceremony for the construction of a large scale solar electric system at Fresno Yosemite International Airport. The 2mW installation is scheduled for completion by early 2008 and will be operated by WorldWater under a 20-year power-purchase contract awarded by the Fresno City Council.

On July 5, 2007 the Company began engineering procedures for the manufacturing line of ENTECH panels at ENTECH’s headquarters in Keller, TX for delivery of product in early 2008. Full closure of the acquisition of ENTECH by WorldWater cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting in October 2007.

ITEM 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Statements in this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report on Form 10-Q concerning the Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks associated with reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

WorldWater & Solar Technologies Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high

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customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

The Company continues to move from an entrepreneurial operating mode to that of a fast growth company.  In this connection, significant effort is being made towards the development of policies, procedures and processes to bring greater efficiency and effectiveness to all areas of the business, with particular emphasis on the technical, commercial and financial evaluation of prospective projects and the successful execution and profitability of awarded contracts.

Importantly, the Company will continue work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate itself from current/competitive products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these condensed consolidated financial statements:

REVENUE RECOGNITION

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

The Company performed a sensitivity analysis to determine the impact of fluctuations in our estimates for our allowance for doubtful accounts. As of June 30, 2007, the allowance for doubtful accounts was $29,000. If this amount were in error by plus or minus one percent of the account receivable balance, the impact would be an additional $21,000 of income or expense.

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SHARE-BASED COMPENSATION

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the six months ended June 30, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

ACCOUNTING FOR INCOME TAXES

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its condensed consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carry-forwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of June 30, 2007 and December 31, 2006, an allowance equal to 100% of the deferred tax asset was recorded.

RESULTS OF OPERATIONS—QUARTER ENDED JUNE 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the quarter ended June 30, 2007 amounted to $2,238,000, and represents 100% of the Company’s revenue. Residential projects in California accounted for $206,000 of contract revenue. All contract revenue was generated by domestic projects, mainly from one large scale job in New Jersey. The Company had contract revenue of $1,701,000 in the quarter ended June 30, 2006.

Grant Revenue.   The Company recognized no revenue in the second quarter of 2007. The company recognized $86,000 in the second quarter 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third-party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $337,000 or 15%, as compared to the second quarter 2006, which generated a gross profit of $267,000 or 16%. The company attributes its slight decrease in gross

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profit margin from the first quarter 2007 to one specific project in the second quarter. The Company anticipates a margin more in line with the first quarter margin of 21% relating to jobs in the second half of 2007.

Gross Profit (Loss) on Grants.   No gross profit was recognized in the second quarter 2007. In the first quarter 2006 a gross profit of $10,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the quarter ended June 30, 2007, amount to $3,006,000, compared to $1,704,000 in the second quarter 2006, an increase of $1,302,000 or 76%. The quarter to quarter variances are primarily made up of increases in the following categories: salary and wages are up $330,000 due to increased headcount added to fulfill the upcoming high dollar projects; legal fees are up $198,000 mainly due to additional contract review work on large-scale proposals and an isolated case resolved in early 2007; general insurance is up $49,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $87,000; T&E is up $105,000 due to increased travel surrounding new financing and project opportunities; recruiting expense is up $139,000 due to the addition of professional staff; consultants are up $159,000 due to Sarbanes compliance, as well as other new project related services needed; investor relations are up $75,000 due to increased capital raise activity.  There were an additional $160,000 of variances spread out over a series of general office expense accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the quarter ended June 30, 2007 were $70,000, an increase of $7,000 over the second quarter of 2006. Increased production of the MobilMax and AquaMax product lines will continue to produce additional development costs through 2007 and beyond.

Loss from Operations.   In the quarter ended June 30, 2007, the Company incurred a loss from operations of $2,739,000, an increase of $1,249,000 or 84% over the $1,490,000 loss during the same period in 2006.  The increased loss is primarily due to increases in MG&A Expenses of $1,302,000, with details of that increase listed in the MG&A section above.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the quarter ended June 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $31,000 compared to $102,000 in the same period in 2006.  The decrease is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

Warrant Exercise Inducement expense.  There was no recorded expense in the second quarter 2007 as compared to $352,000 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income/(Expense), Net, was ($37,000) for the quarter ended June 30, 2007, as compared to ($19,000) for the same period in 2006, a decrease of ($18,000). The decrease was due mainly to the positive effects of our cash raises in the fourth quarter 2006 and second quarter 2007, as well as significant decreases in debt being carried from 2006 to 2007.

Net Loss.   In the quarter ended June 30, 2007, the Company incurred a net loss of $2,807,000, an increase of $810,000 or 41% over the $1,998,000 loss for the comparable quarter in 2006. The increased loss is primarily due to the increases in MG&A of $1,270,000 over the same period in 2006, as described above.

Accretion of Preferred Stock Dividends.   In the quarter ended June 30, 2007, the Company recorded an increase in the amount of $11,000 relating to Series C 6% Convertible Preferred stock, as compared to $0 in the first quarter of 2006.

RESULTS OF OPERATIONS—SIX MONTHS ENDED JUNE 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the six months ended June 30, 2007 amounted to $3,187,000, and represents 100% of the Company’s revenue. Residential projects in California accounted for $458,000 of contract revenue. All contract revenue was generated by domestic projects. The Company had contract revenue of $3,599,000 in the same period in 2006.

Grant Revenue.   The Company recognized no revenue in the six months ended June 30, 2007. The company recognized $144,000 in the same period in 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

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Cost of Contract Revenue.   Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $537,000 or 17%, as compared to the same period in 2006, which generated a gross profit of $369,000 or 10%. The company attributes its increase in gross profit margin to securing larger and more lucrative contracts, and also via better contract review and negotiations taken on by a better trained and experienced staff.

Gross Profit (Loss) on Grants.   No gross profit has been recognized in 2007. In the first six months of 2006 a gross profit of $39,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the six months ended June 30, 2007, amount to $5,306,000, compared to $3,655,000 in the same period in 2006, an increase of $1,651,000 or 45%. The year to year variances are primarily made up of increases in the following categories; salary and wages are up $530,000 due to increased headcount needed to support the upcoming high-dollar projects; legal fees are up $367,000 mainly due to additional contract review work on large scale proposals and an isolated case resolved in early 2007; general insurance is up $105,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $170,000 which includes an increase in travel, coinciding with numerous project opportunities; recruiting expense is up $139,000 due to the addition of professional staff; consultants are up $86,000 due to Sarbanes compliance, as well as other new project related services needed; investor relations are up $94,000 due to increased capital raise activity.  There were additional variances of $160,000 spread out over a series of general office accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the six months ended June 30, 2007 were $118,000, a decrease of $34,000 over the same period in 2006. Increased production of the MobilMax and AquaMax product lines will continue to produce additional development costs over 2007 and beyond.

Loss from Operations.   In the six months ended June 30, 2007, the Company incurred a loss from operations of $4,886,000, an increase of $1,488,000 or 44% over the $3,398,000 loss during the same period in 2006.  The increased loss is primarily due to increases in MG&A Expenses of $1,651,000, with details of that increase listed in the MG&A section above.

Debt Sourcing Fees.  There was no recorded expense in the six months ended June, 2007 as compared to $195,000 in the same period 2006.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the six months ended June 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $62,000 compared to $2,585,000 in the same period in 2006.

Warrant Exercise Inducement expense.  There was no recorded expense in the six months ended June, 2007 as compared to $1,344,000 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income/(Expense), Net, was ($19,000) for the six months ended June 30, 2007, as compared to ($204,000) for the same period in 2006. This significant decrease is mainly due to the positive effect of our capital raises in the fourth quarter 2006, and second quarter 2007, along with significant decreases in long-term debt being carried from 2006 to 2007.

Net Loss.   In the six months ended June 30, 2007, the Company incurred a net loss of $4,967,000, a decrease of $2,759,000 or 36% over the $7,726,262 loss for the same period in 2006. The decrease is primarily due to the increases in MG&A of $1,651,000, offset by lower Beneficial Conversion and Warrant amortization of $2,523,000, lower Warrant & Debt Sourcing Fees $1,538,000, and lower Interest Income/(Expense), net of  $185,000 over the same period in 2006, as described above.

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Accretion of Preferred Stock Dividends.   In the six months ended June 30, 2007, the Company recorded an increase in the amount of $22,500 relating to Series C 6% Preferred stock, as compared to $0 in the same period in 2006.

HISTORICAL CASH FLOW ANALYSIS

The “Historical Cash Flows Analysis” section discusses consolidated cash flow from operations, investing activities and financing activities. Amounts have been rounded to the nearest thousand.

Cash Flows from Operating Activities

	Six Months ended June 30,
	2007	2006
Net Cash Used in Operating Activities	$(3,772,000)	$(3,034,000)

In the six months ended June 30, 2007, the Company had an increase in net cash used in operating activities of $737,919 in a period when the Company had an increase in net loss of $634,130. These changes in working capital items relate mainly to the significant increase in job contracts from 2006 to 2007, along with an increase in staffing to coincide with the growth of the company. An analysis of the increased loss is above in the RESULTS OF OPERATIONS discussion. Below is a reconciliation of the increase in net cash used in operating activities.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$(2,523,000)
Stock-based employee compensation cost	(168,000)
Amortization of interest expense	(150,000)
Amortization of loan origination costs	(185,000)
Issuance of stock for services	(146,000)
Issuance of options and warrants for services	(58,000)
Share-based non-employee compensation cost	9,000
Amortization of deferred compensation	(15,000)
Issuance of stock in lieu of interest	(16,000)
Depreciation and amortization	13,000
Issuance of warrants as inducement for exercise	(1,216,000)
(4,445,000)
Changes in timing of cash receipts and disbursements related to working capital items	958,000
(3,497,000)
Change in net loss-2007 compared to 2006	2,759,000
Increase in net cash used in operating activities	$(738,000)

Cash Flows from Investing Activities

	Six Months ended June 30,
	2007	2006
Net Cash Used in Investing Activities	$(784,000)	(575,000)

In the six months ended June 30, 2007 and 2006, investing activities included the purchase of office equipment including computers and furniture for the increased workforce.

Cash Flows from Financing Activities

	Six Months ended June 30,
	2007	2006
Net Cash Provided By Financing Activities	$6,788,000	3,387,000

In the six months ended June 30, 2007 and 2006, the Company financed its operations principally through the issuance of common stock as the result of private sales and the exercise of warrants and stock options. The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model.

On April 12, 2007, the Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the

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Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

In the six months ended June 30, 2007, the Company raised $958,470 through the exercise of 5,067,073 warrants at an average price of $.19 per share.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, our current ratio was 4.74 compared to 2.94 at December 31, 2006. As of June 30, 2007, we had $12,500,697 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $8,003,249 as of June 30, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the second quarter of 2008. In light of our recent private placements of approximately $13.5 million of our convertible preferred stock in November 2006 and $5.1 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into the second half of 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety-two thousand, eight hundred and fifty-seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of 2007. At the Tranche B Closing, WorldWater will issue to EMCORE (i) Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 2,812,500 shares of Common Stock.

Full closure of the second tranche cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in October 2007.

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX, to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing.

Full closure of the acquisition of ENTECH by WorldWater cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in October 2007.

Below is a table of the potential issuable shares as of June 30, 2007:

As of June 30, 2007
Number of authorized common shares:	275,000,000
Less common shares outstanding:	169,813,385
Less potential issuable common shares:
Warrants	21,416,025
Debt conversion rights	1,676,692
Stock options	17,701,603
Preferred stock conversion rights	51,462,759
92,257,079
Available common shares to be issued:	12,929,536

31

RISKS AND UNCERTAINTIES

Fixed-price Contracts

The Company utilizes fixed-price contracts which result in business risk, such as:

•       uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•       labor availability and productivity;

•       supplier and subcontractor pricing and performance; and

•       availability and pricing of components (particularly solar modules).

Intellectual Property Rights

The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in technology, the business and revenues could be materially and adversely affected.

Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

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The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

In February 2007, the Company engaged RSM McGladrey, Inc., who will perform a Sarbanes-Oxley Act consulting engagement designed to assist the Company in its efforts to comply with SOX Section 404, “Management’s Assessment of Internal Controls.”  The engagement was designed with the understanding that the Company would meet the criteria for an accelerated filing, and that the Company’s external auditor will also be required to attest to the internal controls over financial reporting in the fiscal year ending December 31, 2007.

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

Foreign Operations

The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•       expropriation and nationalization of our assets (including intellectual property) in that country;

•       political and economic instability;

•       social unrest, acts of terrorism, force majeure, war or other armed conflict;

•       inflation;

•       currency fluctuations, devaluations and conversion restrictions;

•       confiscatory taxation or other adverse tax policies;

•       governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•       governmental activities that may result in the deprivation of contract rights; and

•       trade restrictions and economic embargoes imposed by the United States and other countries.

There was no grant revenue recognized in the first six months of 2007. Unsettled political conditions, social unrest, acts of terrorism, force majeure, war or other armed conflict, exploitation or other governmental actions, inflation, exchange controls or currency devaluation may result in increased business risk in these regions.

Financing

The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and

33

disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is still determining the impact of this FASB, but does not expect it to have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.There continues to be no liability related to unrecognized tax benefits at June 30, 2007, and no affect on the effective rate.

ITEM 3.                    CONTROLS AND PROCEDURES

a)              Evaluation of disclosure controls and procedures

Limitations on Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level and ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Act”), are recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Such evaluation did not identify any change in the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; however, one area of material weakness was identified.

In connection with its audit of, and in the issuance of its report on the Company’s financial statements for the year ended December 31, 2006, Amper, Politziner & Mattia, P.C. delivered a letter to the Audit Committee of our Board of Directors and the Company’s management that identifies a certain item that it considers to be a material weakness in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A “material weakness” is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness was a lack of adequate controls within the accounting software used by the Company to properly handle the accounting functions of a public company.  This material weakness was first noted and disclosed in the Form 10-KSB for

34

the year ended December 31, 2004.  Beginning at that time and going forward, the Company used other mitigating controls to ensure that the financial statements were being fairly stated.

The Company believes, that because of the limited number of projects completed in the quarter ended June 30, 2007, and the recruitment of its new CFO, Corporate Controller, Project Controller, Assistant Controller, Contract Analyst, and additional Accounts Payable Clerk, the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company agrees with its independent auditors that its system of internal control and reporting controls should be improved in line with expected continued growth in commercial operations and intends to take the implementation steps to improve its accounting functions. The impact of the above conditions was relevant to the quarter ended June 30, 2007 and did not affect the results of this period or any prior period.

Mitigation Steps Being Implemented By the Company

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.  System selection has been completed and the provider has begun the process of procurement and implementation, with an expected commencement date of January 1, 2008. For the remainder of 2007, as the Company continues to rely on QuickBooks. The Company will work in tandem with RSM McGladrey, Inc., the Company’s Sarbanes consultant, and its external auditors to mitigate any control issues that may arise.

PART II — OTHER INFORMATION

ITEM 1.                 LEGAL PROCEEDINGS

Although WorldWater is involved in ordinary, routine litigation from time to time incidental to its business, it is not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on the Company’s business or financial condition.

ITEM 1a.           RISK FACTORS

None.

ITEM 2.                UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In the quarter ended June 30, 2007, the Company issued 17,770,085 shares of common stock at a weighted average price of $0.44  per share.

In the quarter ended June 30, 2007, Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this offering are expected to be used by the Company primarily for working capital.

ITEM 3.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT WORLDWATER’S MARKET RISK

WorldWater is exposed to certain market risks arising from transactions it has entered into in the normal course of business. These risks primarily relate to fluctuations in commodity prices.

Foreign Currency Transaction Risk

WorldWater does not believe it is exposed to foreign currency exchange risk because all of its sales and purchases are denominated in United States dollars.

Commodity Price Risk

WorldWater is subject to market risk from fluctuating market prices of certain raw materials. While such materials are typically available from numerous suppliers, commodity raw materials are subject to price fluctuations. WorldWater endeavors to recoup these price increases from its customers on an individual contract basis to avoid operating margin erosion. WorldWater has historically not

35

entered into any contracts to hedge its commodity risk although it may do so in the future. Commodity price changes can have a material impact on WorldWater’s prospective earnings and cash flows.

ITEM 4.                DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 5.                SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 6.                OTHER INFORMATION

None.

ITEM 7.                    EXHIBITS

31.1	Certification by the Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

31.2	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldWater & Solar Technologies Corp. (formerly WorldWater & Power Corp.)
(Registrant)

By:	/s/ QUENTIN T. KELLY	Date:	December , 2007
Quentin T. Kelly
Chief Executive Office/
Chairman of the Board

By:	/s/ LARRY L. CRAWFORD		December , 2007
Larry L. Crawford
Executive Vice President/Chief
Financial Officer

36

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, QUENTIN T. KELLY, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ QUENTIN T. KELLY
NAME:	QUENTIN T. KELLY
TITLE:	PRINCIPAL EXCUTIVE OFFICER

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, LARRY L. CRAWFORD, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ LARRY L. CRAWFORD
NAME:	LARRY L. CRAWFORD
TITLE:	PRINCIPAL FINANCIAL OFFICER

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Quentin T. Kelly, Principal Executive Officer and Chairman of the Board of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ QUENTIN T. KELLY
	NAME:	QUENTIN T. KELLY
	TITLE:	PRINCIPAL EXECUTIVE OFFICER CHAIRMAN OF THE BOARD

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry L. Crawford, Executive Vice President and Principal  Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ LARRY L. CRAWFORD
	NAME:	LARRY L. CRAWFORD
	TITLE:	EXECUTIVE VICE PRESIDENT—PRINCIPAL FINANCIAL OFFICER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q/A

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 000-16936

WorldWater & Solar Technologies Corp.

(formerly WorldWater & Power Corp.)

(Exact name of registrant as specified)

Delaware	33-0123045
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

200 Ludlow Drive, Ewing, NJ	08638
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (609) 818-0700

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

As of November, 14, 2007, the Registrant had outstanding 188,494,387 shares of Common Stock, $0.001 par value outstanding.

EXPLANATORY NOTE

Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has amended the following items, based on responses to the SEC Comment letter of November 16, 2007, as stated below:

On the Condensed Consolidated Statement of Operations, the amount on the line item next to Loss from Operations for nine months 2007, was revised to properly reflect a negative balance.

Also, as requested in the comment letter, the Company added the word “RESTATED” in the 9/30/06 portion of the Statement of Operations and the Statement of Cash Flows.

The Company revised footnote #2 in regard to its entering of a Stock and Warrant purchase agreement with Quercus Trust, stating that no recording of warrant expense will be required until such time that additional shares are made available to conclude the transaction. Said shares will not be available until the company can hold a Special Shareholder Meeting, anticipated to be held in the first quarter of 2008.

Finally, the Company revised footnote #4 to correct an amount regarding Renewable Energy Credits from 2005, that was erroneously omitted from the third quarter 2007 footnote.

There were no changes made in this restatement that altered the balances in the four financial statements in this 10Q.

WORLDWATER & SOLAR TECHNOLOGIES CORP.

TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets — September 30, 2007 (Unaudited) and December 31, 2006

Condensed Consolidated Statements of Operations — Three and Nine Months Ended September 30, 2007 (Unaudited) and 2006 (Unaudited)

Condensed Consolidated Statements of Cash Flows — Nine Months Ended September 30, 2007 (Unaudited) and 2006 (Unaudited)

Condensed Consolidated Statement of Stockholders’ Equity - Nine Months Ended September 30, 2007 (Unaudited)

Notes to Condensed Consolidated Financial Statements

Item 2.	Management’s Discussion and Analysis of Operation

Item 3.	Controls and Procedures

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

Item 1a.	Risk Factors

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Item 3	Quantitative and Qualitative Disclosures about WorldWater’s Market Risk

Item 4	Defaults Upon Senior Securities

Item 5	Submission of Matters to a Vote of Security Holders

Item 6	Other Information

Item 7	Exhibits

Signatures

1

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	September 30, 2007	December 31, 2006
	(UNAUDITED)
Assets

Current Assets:
Cash and cash equivalents	$18,150,175	$5,770,595
Restricted cash	—	31,257
Accounts receivable - trade, (net of allowance of $29,257 and $150,000 at December 31, 2006 and September 30, 2007, respectively)	1,485,054	5,288,241
Accounts receivable - other	—	22,500
Inventory	2,358,433	748,470
Costs and estimated earnings/losses in excess of billings	6,747,648	2,548,427
Prepaid expenses and deposits	1,031,374	1,763,293
Travel advances to employees	54,775	33,676
Total Current Assets	29,827,459	16,206,459

Equipment and Leasehold Improvements, Net	964,982	195,808

Intangible And Other Assets
Other intangible assets, net	36,667	66,667
Deferred costs on proposed acquisition	1,411,442	790,769
Other deposits	133,710	8,443
Total Assets	32,374,260	17,268,146

Liabilities, Convertible Redeemable Preferred Stock, and Stockholders’ Equity/(Deficiency)

Current Liabilities:
Accounts payable and accrued expenses	4,394,806	4,862,877
Long-term debt and notes payable, current portion	184,043	360,897
Notes payable, related parties	—	3,000
Customer deposits	5,000	43,453
Customer deposits - related party	1,675,000	—
REC guarantee liability, current portion	59,388	98,710
Billings in excess of costs and estimated earnings/losses	5,128	149,245
Total Current Liabilities	6,323,365	5,518,182

Long-term debt and notes payable	101,300	38,456
REC guarantee liability, net of current portion	250,845	250,844
Total Liabilities	6,675,510	5,807,482

Convertible redeemable preferred stock
Series C convertible redeemable preferred stock	500,000	750,000
Series D convertible redeemable preferred stock	12,134,388	12,134,388
Total Convertible Redeemable Preferred Stock	12,634,388	12,884,388

Stockholders’ Equity / (Deficiency):
Preferred Stock Convertible $.01 par value authorized 10,000,000; issued and outstanding: Series B 7%- 611,111 shares liquidation preference $550,000 as of September 30, 2007 and December 31, 2006	6,111	6,111
Common Stock, $.001 par value; authorized 275,000,000; 186,651,631 issued and outstanding at September 30, 2007 and 149,359,052 issued and outstanding at December 31, 2006	186,652	149,359
Additional paid-in capital	69,887,788	46,685,809
Accumulated deficit	(57,016,189)	(48,265,003)
Total Stockholders’ Equity / (Deficiency)	13,064,362	(1,423,724)
Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Equity	$32,374,260	$17,268,146

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

* Derived from audited financial statements.

2

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

	Three Months		Nine Months
	9/30/07	9/30/06	9/30/07	9/30/06
Revenues:		(RESTATED)		(RESTATED)
Contract	$4,368,640	$6,478,269	$7,555,981	$10,077,348
Grant	—	53,429	—	197,851
Total	4,368,640	6,531,698	7,555,981	10,275,199

Cost of Revenues:
Contract	3,804,294	$5,003,323	6,454,979	8,233,354
Grant	—	76,793	—	182,216
	—	—	—	—
Total	3,804,294	5,080,116	6,454,979	8,415,570

Gross Profit (Loss):
Contract	564,346	1,474,946	1,101,002	1,843,994
Grant	—	(23,364)	—	15,635
Total	564,346	1,451,582	1,101,002	1,859,629

Operating Expenses:
Marketing, general and administrative expenses	3,877,200	1,791,387	9,182,634	5,446,202
Research and development expense	552,377	65,979	669,878	217,260
Total Expenses	4,429,577	1,857,366	9,852,512	5,663,462
Loss from Operations	(3,865,231)	(405,784)	(8,751,510)	(3,803,833)

Other (Expense) Income
Debt sourcing fees and commissions	—	1,175	—	(193,388)
Beneficial Conversion and Warrant Amortization	(32,000)	(81,000)	(93,748)	(2,690,983)
Warrant exercise inducement fees	—	(244,444)	—	(1,588,432)
Interest Income/(Expense), Net	144,274	(139,406)	124,931	(318,575)
Total Other (Expense) Income, Net	112,274)	(463,675)	31,183	(4,791,378)
Net Loss	(3,752,957)	(869,459)	(8,720,327)	(8,595,211)

Accretion of preferred stock dividends	(8,359)	—	(30,859)	—

Net Loss Attributable to Common Shareholders	$(3,761,316)	$(869,459)	$(8,751,186)	$(8,595,211)

Net Loss applicable per Common Share (basic and diluted)	$(0.02)	$(0.01)	$(0.05)	$(0.07)

Weighted Average Common Shares Outstanding used in Per Share Calculation	172,186,878	141,276,871	162,434,504	131,268,322

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

3

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

	2007	2006
		(RESTATED)
Cash Flows from Operating Activities:
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(8,751,186)	$(8,595,211)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of warrants as inducement for warrant exercise	—	1,216,189
Beneficial conversion and warrant amortization	93,748	2,690,983
Stock based employee compensation cost	708,013	852,672
Amortization of interest expense	—	175,750
Amortization of intangibles and loan origination costs	30,000	226,938
Issuance of stock for service	246,994	287,298
Issuance of options and warrants for services	60,000	118,137
Share based non-employee compensation cost	8,500	—
Amortization of deferred compensation	—	22,500
Issuance of stock in lieu of interest	25,737	59,840
Depreciation and amortization	42,456	20,493

Changes in assets and liabilities:
Accounts receivable	3,803,186	(572,384)
Accounts receivable -related parties	22,500	7,825
Inventory	(1,609,963)	66,074
Costs and estimated earnings/losses in excess of billings	(4,199,221)	(2,425,509)
Prepaid expenses and deposits	606,654	38,194
Advances to employees	(21,099)	(16,344)

Accounts payable and other accrued expenses	(468,071)	1,109,742
Accrued losses on construction in progress	—	(33,633)
Billings in excess of costs and estimated earnings/losses	(144,117)	109,547
Renewable energy credits guarantee liability	(39,321)	(46,099)
Customer deposits	(38,453)	(38,266)
Customer deposits - related party	1,675,000	—
Net Cash (Used in) Operating Activities	(7,948,642)	(4,725,264)

Cash Flows from Investing Activities:
Purchase of equipment and leasehold improvements	(811,629)	(168,212)
Deferred costs on proposed acquisition	(620,675)	(500,000)
Net Cash (Used in) Investing Activities	(1,432,304)	(668,212)

Cash Flows from Financing Activities:
Proceeds from issuance of debt, and notes payable with detachable warrant	—	632,007
Proceeds from exercise of warrants and stock options	3,280,478	3,526,986
Proceeds from issuance of redeemable convertible preferred stock	—	750,000
Proceeds from issuance of common stock	18,474,500	—
Increase in Restricted Cash and Restricted Cash Equivalents	31,257	(212,277)
Payments on long-term debt	(25,709)	(28,251)
Net Cash Provided by Financing Activities	21,760,526	4,668,465

Net Increase in cash and cash equivalents	12,379,580	(725,011)

Cash and cash equivalents, Beginning of period	5,770,595	798,649

Cash and cash equivalents, End of period	$18,150,175	$73,638

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4

WORLDWATER & SOLAR TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(UNAUDITED)

					Additional	Additional
					Paid-In	Paid-In
	Preferred Stock		Common Stock		Capital	Capital	Preferred	Accumulated
	Shares	Par Value	Shares	Par Value	(Preferred)	(Common)	Stock Dividend	Deficit	Total
Balance, December 31, 2006	611,111	6,111	149,359,052	149,359	537,331	46,148,478	(22,500)	(48,242,503)	(1,423,724)

Conversion of convertible notes	—	—	1,233,666	1,234	—	183,816		—	185,050
Stock issued for services	—	—	755,000	755	—	245,745		—	246,500
Capital Raise			18,400,000	18,400		18,463,600			18,482,000
Exercise of warrants	—	—	10,793,348	10,793	—	1,740,519		—	1,751,312
Exercise of options	—	—	5,390,074	5,390	—	1,516,770		—	1,522,160
Conversion of Preferred C Stock	—	—	641,025	641	—	249,359		—	250,000
In lieu of payment of interest	—	—	79,466	80	—	25,657		—	25,737
Warrants granted for services	—	—	—	—	—	60,000		—	60,000
Share-based employee compensation cost	—	—	—	—	—	708,013		—	708,013
Share-based non-employee compensation cost	—	—	—	—	—	8,500		—	8,500
Net loss	—	—	—	—	—	—		(8,720,327)	(8,720,327)
Accretion of Preferred Stock Dividends							(30,859)		(30,859
Balance, September 30, 2007	611,111	$6,111	186,651,631	$186,652	$537,331	$69,350,457	$(53,359)	$(56,962,830)	$13,064,362

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

5

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note (1)   Restatement of Financial Statements due to Review of a Convertible Debt Instrument

As indicated in the Company’s December 31, 2006 Form 10-KSB/A (filed on November 5, 2007), the Company had re-evaluated its accounting for its July 2005 convertible debentures.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately.  The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453).  EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations for the three and nine months ended September 30, 2006 was an increase to the net loss applicable to common stockholders by approximately $81,000 and $2,267,000 respectively.

A summary of all adjustments included in this Quarterly Report on Form 10-Q/A is detailed below (in thousands)

The following table reflects the impact of the restatement on the net loss for the quarters ended September 30, 2007 and September 30, 2006 (in thousands):

	Quarter Ending	Nine Months Ending
	September 30, 2006	September 30, 2006
Increase to Net Loss
Beneficial conversion and Warrant amortization	$81	$(2,691)
Interest expense, net	$—	$424

Total increase to net loss	$81	$2,267

The effects of our restatement on previously reported consolidated financial statements as of September 30, 2006 and for the three and nine months ended September 30, 2006 are summarized as follows.

The following table reflects the impact of the restatement on the Consolidated Balance Sheets (in thousands):

	September 30, 2006	September 30, 2006
	(as previously	(restated)
	reported)
Selected Balance Sheet Data:
Long-term debt and notes payable, current portion	947	488
Current Liabilities	4,833	4,373
Long-term debt and notes payable	689	388
Total liabilities	5,838	5,077
Additional paid-in capital	42,931	42,123
Accumulated deficit	(44,173)	(42,604)
Total stockholders’ deficiency	(1,114)	(352)

6

The following table reflects the impact of the restatement on the Consolidated Statements of Operations (in thousands, except per share data):

	Quarter Ending
	September 30, 2006
	(as previously	September 30, 2006
Selected Statement of Operations Data:	reported)	(restated)
Beneficial conversion and Warrant amortization	$—	$(81)
Warrant exercise inducement fees	(244)	(244)
Interest expense, net	—	—
Total Other (Expense) Income, Net	(383)	(464)
Net Loss	(788)	(869)
Basic and diluted net loss per share	$(0.01)	$(0.01)

	Nine month to Ending
	September 30, 2006
	(as previously	September 30, 2006
Selected Statement of Operations Data:	reported)	(restated)
Beneficial conversion and Warrant amortization	$—	$(2,691)
Warrant exercise inducement fees	(1,588)	(1,588)
Interest expense, net	(838)	(414)
Total Other (Expense) Income, Net	(2,524)	(4,791)
Net Loss	(6,328)	(8,595)
Basic and diluted net loss per share	$(0.05)	$(0.07)

The following table reflects the impact of the restatement on the Consolidated Statements of Cash Flows (in thousands, except per share data):

	Nine Months Ending
	September 30, 2006
	(as previously	September 30, 2006
Selected Statement of Cash Flow Data:	reported)	(restated)
Net Loss	$(6,328)	$(8,595)
Beneficial conversion and Warrant amortization	—	2,691
Beneficial conversion feature on convertible notes	—	—
Amortization of interest expense	600	176

The following table reflects the impact of the restatement on the Consolidated Statement of Stockholders’ Deficiency (in thousands, except per share data):

	Nine Months to Ending
	September 30, 2006	Nine Months Ending
	(as previously	September 30, 2006
Selected Statement of Stockholders’ Deficiency Data:	reported)	(restated)
Additional aid-In Capital (Common)	$42,393	$41,589
Net Loss	(6,328)	(8,595)
Accumulatd Deficit	(44,173)	(42,604)
Total Shareholders’ Deficienty	(1,114)	(352)

Note (2)   Liquidity and Capital Resources

At September 30, 2007, our current ratio was 4.72 compared to 2.94 at December 31, 2006. As of September 30, 2007, we had $23,504,094 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $18,150,175 as of September 30, 2007, as compared to $5,801,852 as of December 31, 2006.

7

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and projects increased revenues.

We believe that our existing cash balance together with our other existing financial resources, projects, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the third quarter of 2008. In light of our recent private placements of approximately $13.4 million worth of common stock in September 2007, $13.5 million of our convertible preferred stock in November 2006, and $5.1 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into the second half of 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety-two thousand, eight hundred and fifty-seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The execution of the definitive strategic agreement and the Tranche B Closing cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. At the Tranche B Closing, WorldWater will issue to EMCORE Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 2,812,500 shares of Common Stock.

Full closure of the second tranche cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008.

On September 28, 2007, the Company entered into a Stock and Warrant Purchase Agreement with the Quercus Trust, whereby the Quercus Trust purchased 7.5 million shares of WorldWater’s common stock at a price of $1.782 per share, for total proceeds of $13,365,000. The Agreement also provides for the issuance of warrants to the Quercus Trust for the purchase of 9.0 million additional shares of WorldWater’s common stock at an exercise price of $1.815, subject to certain adjustments. The exercise of warrants into common stock cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. Until such time as authorized shares are made available, the Company will not be required to record any warrant related expense.

Note (3)   Nature of the Business

Effective May 2, 2007 the Company announced that the Board of Directors had approved a change in its corporate name to WorldWater & Solar Technologies Corp. On September 7, 2007, legal confirmation of the name change was confirmed. The Company stock symbol, WWAT.OB, remains the same.

WorldWater is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. The Company is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and MobileMaxPure™.

8

Note (4)   Summary of Significant Accounting Policies

A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s subsidiary WorldWater Holdings Inc., a Delaware Corporation, and certain other inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly-owned inactive subsidiaries include:

WorldWater, Inc., a Delaware Corporation

WorldWater East Africa Ltd., a Tanzanian Corporation

WorldWater Pakistan (PVT.), LTD., a Pakistan Company

Quarterly Financial Information and Results of Operations

The financial statements as of September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006, are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of September 30, 2007, and the results of operations and cash flows for the three and nine months ended September 30, 2007 and 2006. The results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the entire year.  While management of the Company believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, depreciation, taxes, the guaranty liability for the value of Renewable Energy Credits, losses on uncompleted contracts and the value of shares issued. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to their short maturities. The fair value of the Company’s notes payable and debt are estimated based on the current rates offered to the Company for debt of the same remaining maturities and similar terms. See “Guarantor Agreements” below for disclosures regarding the fair value of the Company’s exposure for Renewable Energy Credits (“RECs”) which have been accrued on the Balance Sheet as of September 30, 2007 and December 31, 2006.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a high quality financial institution. With respect to accounts receivable as of September 30, 2007, 80% of the receivables, including related party receivables, were from one commercial customer generated from the sale of solar equipment installed in the United States. The Company does not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations. The Company had one major customer accounting for 85% of revenue for the quarter ended September 30, 2007, and none of the accounts receivable balance at September 30, 2007; and one customer accounting for 57% of revenue for the nine months ended September 30, 2006.

Guarantor Arrangements

In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for

9

Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The following is a summary of the Company’s agreements that have been determined to fall within the scope of FIN No. 45.

Renewable Energy Credit Guarantee (RECs)

Under the equipment sales contract for the 267,840 kW (DC) solar-driven irrigation and energy system built in 2004 and a 42.7 kW solar-pumping and energy system currently in construction, the Company has guaranteed the price of certain Renewable Energy Certificates (RECs) to be generated by the installation during the first seven years of operation. Based on current market indications, the Company estimates its guarantee obligation may result in a potential loss of $452,907 which is tied to the future market and trading value of RECs traded in California. The liability was recorded in accordance with FIN 45, paragraph 8, whereby the Company determined the maximum number of kwh to be generated over the seven year span to be 3,148,936 (449,848 x 7), multiplied by the guaranteed amount of $0.125, resulting in a liability of $393,617. Without the knowledge of the future value of these RECs, the Company recorded as reductions of Contract Revenue: estimated losses of $393,617, $59,290, and $0 in the years ended December 31, 2004, 2005, and 2006, respectively, and $0 in the quarter and nine months ended September 30, 2007. Adjustments to the estimated guarantee obligation will be recognized as an adjustment of revenue over the seven year term of the respective guarantee obligations. As of September 30, 2007 the Company has made payments on this guarantee in the amount of $123,504.

The offering of renewable energy credit guarantee was an isolated incident, and the company does not expect to this in the future. Further, the maximum liability described is fixed and accrued for and not subject to change over the life of the agreement.

Product Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. Since the Company has a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company’s warranty accrual:

Balance, December 31, 2006	$377,962
Accruals for warranties issued during 2007	113,339
Utilization of warranty reserve	(184,758)
Balance, September 30, 2007	$306,543

The majority of the utilization over the nine months ended September 30, 2007, resulted from non-recurring, post-completion repairs in relation to two large-scale projects completed in early 2007.

The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company’s Consolidated Balance Sheet.

Revenue Recognition

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

10

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Deferral of Acquisition Costs

Deferred acquisition costs are reviewed by category of business at the end of each accounting period and, where circumstances which have justified the deferral of such costs no longer apply or are considered doubtful, the costs, to the extent to which they are considered to be irrecoverable, will be written off immediately.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically inventory has consisted mainly of purchased system components.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and, leasehold improvements, the shorter of 7 years or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amounts, less any proceeds, are charged or credited to income.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

Loan Origination Costs

The Company finances part of its operations through the issuance of debt and incurs a substantial amount of costs associated with the acquisition of such debt. The Loan Origination Costs are capitalized and amortized over the life of the debt using the effective interest method. Upon early termination of the debt, any remaining costs are charged to Debt Sourcing Fees.

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Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $55,000 and $14,000 for the quarters ending September 30, 2007 and 2006, respectively and $132,000 and $42,000 in the nine months ended September 30, 2007 and 2006, respectively.

Share-Based Compensation

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the quarter ended September 30, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

	Quarters Ended September 30
Assumptions for Option Grants	2007	2006
Risk-free interest rate	6%	4.8%
Volatility	54%	31%
Expected dividend yield	0%	0%
Expected life	10 years	5 years
Estimated forfeiture rate	1%	1%

The Company calculates expected volatility for a share-based grant based on historic daily stock price observations of our common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. For estimating the expected term of share-based grants made in the quarter ended September 30, 2007, the Company has adopted the simplified method authorized in Staff Accounting Bulletin No. 107. SFAS No. 123R also requires that estimated forfeitures be included as a part of the estimate of expense as of the grant date. The Company has used historical data to estimate expected employee behaviors related to option exercises and forfeitures.

With respect to both grants of options and awards of restricted stock, the risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant or award.

The Company adopted Statement 123(R) on January 1, 2006. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The value of the unvested stock options at September 30, 2007 is $1,593,917, of which $263,052 will be expensed over the remaining three months in 2007, with the remaining $1,330,865 expensed in 2008 and after, all under General & Administrative Expense on the Consolidated Statements of Operations.

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A summary of option activity as of September 30, 2007 and changes during the three months ended is presented below.

		Weighted-
		Average
	Shares	Exercise Price
Balance, December 31, 2006	13,358,231	$0.27
Granted	7,539,000	0.42
Exercised	(5,390,074)	0.28
Forfeited or expired	(652,050)	0.32
Balance, September 30, 2007	14,855,107	0.33
Options Exercisable, September 30, 2007	8,612,232	0.27

Net Loss Per Common Share

Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company’s basic and diluted loss per share attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the quarters ended September 30, 2007 and 2006 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be antidilutive due to the Company’s losses.

Below is a table of the potential issuable shares as of September 30, 2007:

Warrants	15,509,449
Debt conversion rights	1,676,692
Stock options	14,855,107
Preferred stock conversion rights	56,000,377
Total	88,041,625

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The adoption of this Statement is not expected to have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an

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effect on the consolidated financial statements. There continues to be no liability related to unrecognized tax benefits at September 30, 2007, and no affect on the effective rate.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Note (5)   Proposed Acquisition

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX, to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

With the combined technologies of the Company and ENTECH, we believe our solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of large solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly lesser amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU’s of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 non-refundable payment to ENTECH in 2006 and another $500,000 payment in the second quarter 2007 to be used for operating and working capital requirements of ENTECH. Additional due diligence fees of $411,442 were recorded on the balance sheet through September 30, 2007, and along with the two $500,000 payments to ENTECH, resulted in a capitalized amount of $1,411,442 on the balance sheet at September 30, 2007, classified as deferred cost on proposed acquisition. Should the proposed acquisition not go forward, the capitalized amount would need to be immediately expensed in that year.

In the quarter ended September 30, 2007, the Company opened and fulfilled a purchase order for $500,000 with ENTECH to provide research and development engineering related to the implementation of a new manufacturing plant in Texas.

On May 25, 2007, the Company entered into a revised Letter of Intent to enter into an Agreement and Plan of Merger with ENTECH, Inc., a Delaware corporation (“ENTECH”) and a Delaware corporation which is our subsidiary (“Merger Sub”). In the merger, ENTECH will merge with and into Merger Sub and Merger Sub will survive the merger as a wholly-owned subsidiary of the Company. The Letter of Intent provides for an initial payment of $18.3 million by the Company to the stockholders of ENTECH upon the closing of the transaction and earn-out consideration, the terms of which have not been finalized. Of the $18.3 million initial payment at closing, $12 million will be paid by the Company in the form of the Company’s Common Stock valued at the lower of (i) $.61 per share or (ii) the average of the per share closing prices of the Common Stock for the 10 full consecutive trading days ending 5 days prior to the date the definitive agreement is signed. Assuming a valuation of $.61 per share upon the execution of a definitive agreement, the stockholders of ENTECH will be entitled to receive 19,672,131 shares of the Company’s Common Stock. As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

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On July 5, 2007 the Company announced that they have begun engineering procedures for the manufacturing line of ENTECH panels at their headquarters in Keller, TX for delivery of product in early 2008.

On October 29, 2007,  the Company announced the execution of an Agreement and Plan of Merger pursuant to which ENTECH will merge with and into a wholly-owned subsidiary of WorldWater. Under the terms of the Agreement and Plan of Merger, the Company will pay the following consideration to ENTECH stockholders:

•                  $5 million in cash;

•                  Shares of common stock of WorldWater based on a formula which, assuming a $2.00 per share price of our common stock, would result in issuance to ENTECH stockholders of common stock valued at approximately $39,300,000; and

•                  Earn-out consideration calculated as 5% of WorldWater’s gross revenues determined in accordance with generally accepted accounting principles which will be paid until the accumulated total of such earn-out payments to the ENTECH stockholders equals $5,000,000.

In addition to the consideration to be paid to ENTECH’s stockholders, WorldWater will pay $1.3 million of ENTECH’s liabilities at closing and provide $5 million of working capital to commence the manufacture of the ENTECH 20x concentrator systems for a 50 MegaWatt plant in Spain. As a result of this transaction, it is anticipated that ENTECH’s current stockholders will own approximately 6.6% of the fully-diluted post-transaction common stock of WorldWater upon completion of the merger, which is conditioned upon obtaining the requisite stockholder approval to increase WWAT authorized common stock.

As of November 14, 2007, full closure of the acquisition of ENTECH by WorldWater cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008.

Note (6)   Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Office furniture and equipment	$101,622	$130,551
Vehicles	199,758	78,143
Computers	186,567	16,568
Leasehold improvements	554,397	5,453
	1,042,344	230,715
Less accumulated depreciation and amortization	(77,362)	(34,907)
Equipment and leasehold improvements, net	$964,982	$195,808

Depreciation expense for the three and nine months ended September 30, 2007 were respectively $23,036 and $42,456, as compared to the same periods in 2006 at $10,213 and $20,493, respectively.

The increase in leasehold improvements of $548,944 from December 31, 2006 to September 30, 2007 is mainly due to improvements made at the Company’s new facility in Ewing, NJ. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. The property is located at 200 Ludlow Drive, Ewing, New Jersey 08638.

Note (7)   Intangible Assets

Intangible assets are listed below and associated accumulated amortization as of September 30, 2007 and December 31, 2006.

	September 30, 2007	December 31, 2006
Loan origination costs	$287,688	$287,688
Accumulated amortization	(287,688)	(287,688)
Loan origination costs, net	$—	$—

Non-compete agreement, customer list and trade name	$120,000	$120,000
Accumulated amortization	(83,333)	(53,333)
Non-compete agreement, net	$36,667	$66,667

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Amortization expense for the three and nine months ended September 30, 2007 and 2006 were $10,000, and $30,000, respectively.

Note (8)   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
Accounts payable—contracts	$2,167,166	$2,328,963
Accounts payable—other	871,728	760,702
Accrued salaries	115,799	271,039
Accrued interest	231,904	268,501
Accrued warranty reserve	306,543	377,962
Accrued sales commission	—	190,140
Accrued sales & use taxes	244,699	302,000
Accrued project costs	336,569	143,890
Accrued project contingency	—	45,000
Preferred dividend payable	16,475	22,500
Accrued legal expenses	31,560	73,708
Other accrued expenses	72,363	78,472
Total	$4,394,806	$4,862,877

Note (9)   Long-Term Debt and Notes Payable

Long-term debt (including convertible debt) and notes payable, excluding related party transactions (see Related Party Transaction note below), consist of the following uncollateralized loans outstanding at September 30, 2007 and December 31, 2006:

						Option		Potential
						to Pay		Number of
						Interest	Conversion	Shares	December 31, 2006		September 30, 2007
		Stated	Effective			in either	Price of	Upon		Net	Net
Maturity	Holders	Interest	Interest	Interest		Common	Common	Conversion	Face	Amount	Face		Amount
Date	of Loans	Rate	Rate	Period		or Cash	Stock	@ 9/30/07	Amount	Outstanding	Amount		Outstanding
2007	Funds & Qualified Individual Investors	10%	19-30%	Semi-Annual		Yes	$0.18	1,233,667	$185,050	$165,050	$—	(a)	$—
2008	Funds & Qualified Individual Investors	10%	19-30%	Majority Monthly		Yes	$0.18	1,333,333	200,000	20,000	200,000	(b)	93,748
On Demand	Qualified Individuals	0 to 10%	0 to 15%	Majority Monthly & Semi-Annual		No	N/A	N/A	30,347	30,347	13,825	(c)	13,825
On Demand	Qualified Individual Investors	10%	10%	Maturity		No	$0.400	132,500	53,000	53,000	53,000	(d)	53,000
Stated Maturity Date 1997	Qualified Individual Investor	8%	8%	Maturity		No	$0.400	125,000	50,000	50,000	50,000	(e)	50,000
Not Stated	Qualified Individual Investors	Not stated— imputed at 4.5%	4.50%	Not stated		N/A	$0.495	85,859	42,500	42,500	42,500	(f)	42,500
2010	Financial Institution		80%	Monthly principal & interet payments	s	No	N/A	N/A	38,456	38,456	32,270	(g)	32,270	(g)
							Total	2,910,359	$599,353	$399,353	$391,595		$285,343
								Less current portion		360,897			184,043
								Long-term portion		$38,456			$101,300

(a) In 2004, the Company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest and were paid in full in the first quarter of 2007.

(b) In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of  $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with

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FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6.  As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue #6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the three and nine months ended September 30, 2007, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $32,000 and $93,748, respectively. For the three and nine months ended September 30, 2006, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $81,000 and $2,267,000, respectively. As of September 30, 2007 there was $106,252 of unamortized debt discount.

(c) Loans payable to individual investors totaling $13,825. These loans were entered into in 1997.  The notes bear 10% interest and are payable on demand.

(d) Loans payable to individual investors totaling $53,000. These loans were entered into in 2000.  The notes bear 10% interest and are payable on demand.

(e) Loans payable to individual investors totaling $50,000. These loans were entered into in 1992.  The notes bear 8% interest and had an original maturity date of October 14, 1997.

(f) Loans payable to individuals, with no stated interest rate or maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(g) Loans payable to individual investors totaling $32,270. These loans were entered into in 2005.  The notes bear 8% interest and have an original maturity date in 2010.

The maturities of long-term debt (face amount) as of September 30, 2007 are:

2007	$159,325
2008	200,000
2009	—
2010	32,270
Total	$391,595

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Note (10)    Related Party Transaction

In the third quarter, the Company announced it had received an order from a related party to produce 22 MobilMaxPure ™ units for use in Darfur, Sudan and Iraq. The proprietary portable solar driven water pumping and purifying units will be purchased for an aggregate of $1,675,000. The units are scheduled to be built and shipped before the end of 2007. The Company received funds for this order during the quarter ended September 30, 2007, which is shown as Customer deposits — related party on the Balance Sheet.

Note (11)   Convertible Preferred Stock

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company’s Philippine subsidiary. The conversion privileges, which expired September 2003, were convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

Series C Convertible Preferred Stock

The Company issued 750,000 shares of Series C 6% Convertible Preferred Stock at $1.00 per share. The Series C 6% Convertible Preferred Stock proceeds were used to fund: (i) a $500,000 payment made to ENTECH, Inc. (“ENTECH”) to secure a binding Letter of Intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

The Series C 6% Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C 6% Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on December 31, 2006, equal to $0.39 per share of our common stock.

Dividends on the Series C 6% Convertible Preferred Stock accrue at the annual rate of 6%, payable the first day of each month. The Dividend payable at September 30, 2007 was $5,500.

During the third quarter 2007, three shareholders exercised their right to convert 250,000 preferred shares at a per share price of $0.39 to 641,025 shares of common stock.

Series D Convertible Preferred Stock

On November 30, 2006, the Company issued a press release announcing the entry into three agreements with EMCORE Corporation (“EMCORE”), involving EMCORE’s agreement to purchase up to 26.5% of WorldWater on a fully-diluted basis in exchange for $18 million. The three agreements entered into on November 29, 2006, are an Investment Agreement (the “Investment Agreement”), a Registration Rights Agreement (the “Registration Right Agreement”) and a Letter Agreement (the “Letter Agreement”, and together with the Investment Agreement and Registration Rights Agreement, the “Agreements”). The Boards of Directors of EMCORE and WorldWater each approved the Agreements.

Pursuant to the Investment Agreement, EMCORE agreed to invest up to $18.0 million (the “Investment”) in return for (i) six million, five hundred and twenty-three thousand, eight hundred and ten (6,523,810) shares of Series D Convertible Preferred Stock of WorldWater, par value $0.01 per share (the “Series D Stock”) and (ii) six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) warrants to purchase six hundred and sixty-eight thousand, one hundred and thirty-nine (668,139) shares of Series D Stock (the “Warrants”). The Series D Stock and Warrants to be received by

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EMCORE are equivalent to an approximately thirty-one percent (31%) equity ownership in WorldWater, or approximately twenty-six and half percent (26.5%) on a fully diluted basis.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety two thousand, eight hundred and fifty seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The Parties currently expect the execution of the definitive strategic agreement and the Tranche B Closing to occur before the end of the year. At the Tranche B Closing, WorldWater will issue to EMCORE (i) an additional one million, six hundred and thirty thousand, nine hundred and fifty-three (1,630,953) shares of Series D Convertible Preferred Stock and (ii) one hundred and sixty-three thousand and ninety-five (163,095) warrants to purchase one hundred and sixty-three thousand and ninety-five (163,095) shares of Series D Stock.

In the Investment Agreement, the Company and EMCORE made customary representations, warranties and covenants and the Company agreed to indemnify EMCORE against certain potential losses incurred in connection with its investment in the Company. Pursuant to the terms of the Investment Agreement, EMCORE has been granted the following rights, among others: (i) the right to participate pro-rata in future financings and equity issuances by the Company; (ii) certain rights to obtain information regarding the financial results, financial performance, business and operations of WorldWater; and (iii) the right to nominate and appoint two individuals to WorldWater’s Board of Directors.

The Series D Stock has the designations, preferences and rights set forth in the certificate of designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the “Certificate of Designation”). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of WorldWater (the “Common Stock”) initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect two members of the Board of Directors of WorldWater, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of Common Stock, the exclusive right to elect one member of the Board of Directors of WorldWater, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of Common Stock as of the date immediately prior to the record date for such dividend.

The Series D Preferred Stock was classified out of permanent equity since it fit certain criteria in paragraph #2 of EITF Topic D-98 (“D-98”), however it was not classified as a liability since it did not meet the requirements of a liability.  Topic D-98, paragraph 8, indicates the following “For convertible preferred securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method initially and then allocated the remaining.” In the Company’s case, the discount was recognized as a Preferred Stock Dividend on the day of issuance since the earliest conversion date was immediately.  The Company recorded a debit to Preferred Stock Dividend and a Credit to Additional Paid in Capital, which is in accordance with Case 1(a) of Topic D-98.

Liquidation Preference

Upon liquidation, holders of the Series C and D Convertible Redeemable Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a shares of Series C and D, preferred if immediately prior to dissolution and liquidation, all shares of Series C and D Convertible Redeemable Preferred Stock were converted into shares of common stock. The liquidation preference of Series C and D is $505,474 and $13,500,000, respectively at September 30, 2007.

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Note (12)   Common Stock Transactions

Common stock transactions ended September 30, 2007 consisted of the following:

		Avg. Price Per
	Shares	Share
Shares Issued and Outstanding December 31, 2006	149,359,052
Conversion of Convertible Notes	1,233,666	$0.15
Shares Issued for Capital Raise	18,400,000	0.50
Warrants Exercised	10,793,348	0.19
Shares Issued in lieu of payment of cash for interest	79,466	0.15
Stock Options exercised	5,390,074	0.21
Stock issued for services	755,000	0.21
Conversion of Preferred C Shares	641,025	0.39
Shares Issued during the nine months ended September 30, 2007	37,292,579	0.42
Shares Issued and Outstanding September 30, 2007	186,651,631

Note (13)   Warrant Transactions

The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model. All warrants are exercisable.

In the nine months ended September 30, 2007, the Company raised $1,751,312 through the exercise of 10,793,348 warrants at an average price of $0.19 per share.

Warrant transactions consisted of the following during the nine months ended September 30, 2007:

	Exercisable
	Warrants	Stock Price
Warrants Outstanding As of December 31, 2006	24,792,873	$0.15-0.50
a) Warrants Issued	3,500,000	0.50
Exercise of Warrants	(10,793,348)	0.15-0.50
Warrants Cancelled	(1,990,076)	0.15-0.50
Warrants Outstanding As of September 30, 2007	15,509,449	$0.15-0.50

a) On April 12, 2007, the Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

Warrants outstanding expire as follows:

	Warrants	Strike
Year	Expiring	Price
2007	80,000	$0.15
2008	772,363	0.15-0.37
2009	6,838,226	0.15-0.41
2010	—	—
2011	4,318,860	0.22-0.38
2012	3,500,000	0.50
	15,509,449	0.15-0.50

Note (14)   Commitments and Guarantees

The Company’s commitments and guarantees as of September 30, 2007, for the remainder of 2007 and the years 2008

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through 2010 and thereafter are estimated below:

Amounts rounded in thousands	2007	2008	2009	2010	2011	Thereafter	Total
Long-tem debt maturities (face amount)	$159,325	$200,000	$—	$32,270	$—	$—	$391,595
Employment obligations	196,250	785,000	785,000	266,667	250,000	—	2,282,917
Renewable Energy Credit guarantee obligations	19,268	64,701	64,701	64,701	55,329	1,413	270,113
Operating lease payments	107,925	321,900	285,900	267,900	267,900	937,650	2,189,175
Total	$482,768	$1,371,601	$1,135,601	$631,538	$573,229	$939,063	$5,133,800

Operating Leases

The Company’s executive office, research and development facility is housed in a 30,000 square foot site located at 200 Ludlow Drive, Ewing, New Jersey 08638. The facility is leased under an operating lease which commenced on July 1, 2007, and expires on June 30, 2015. In addition to the Ewing office, the Company occupies a 13,720 square foot facility located at 55 Route 31 South, Pennington, NJ 08534. This facility is leased under an operating lease that expires on December 31, 2007.

In September 2005, the Company acquired Quantum Energy Group in Applegate, California which included the transfer of their five-year lease expiring April 30, 2009, with two five-year options to extend the lease.

Employment Agreements

On December 18, 2006, the Company entered into a five-year employment agreement with Mr. Quentin Kelly, CEO, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in the Company “fringe benefits” including health coverage and the maintenance of a whole-life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a of Directors. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant.

On July 10, 2006, the Company entered into an employment agreement with Mr. Larry L. Crawford, Executive Vice President and Chief Financial Officer with a term which expires July 9, 2009. Annual compensation under the agreement is $150,000 and included an initial grant of 600,000 stock options vesting over the term of the employment agreement. On March 8, 2007, the Company entered into a new three-year employment agreement with Mr. Crawford. The contract was effective January 1, 2007 and includes his appointment as Executive Vice President. Adjusted compensation under this contract is $175,000 annual salary and $750 monthly auto allowance.

On December 18, 2006, the Company entered into an employment agreement with Douglas L. Washington, Executive Vice President, Marketing, effective January 1, 2007 for a period of three years. Annual compensation under the agreement is $160,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

On February 4, 2007, the Company entered into an employment agreement with Frank W. Smith, Executive Vice President and Chief Operating Officer, effective February 4, 2007 for a period of three years. Annual compensation under the agreement is $200,000 and includes an initial grant of 600,000 stock options vesting over the term of the employment agreement.

Note (15)   Contingencies

The Company is subject to various claims and suits from time to time in the ordinary course of its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, financial condition or results of operations.

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Note (16)   Supplemental Disclosure of Cash Flow Information

	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Cash paid for interest	$21,854	$86,975

Note (17)   Subsequent Events

ENTECH

On October 29, 2007 the Company announced the execution of an Agreement and Plan of Merger pursuant to which ENTECH will merge with and into a wholly-owned subsidiary of WorldWater. Under the terms of the Agreement and Plan of Merger, the Company will pay the following consideration to ENTECH stockholders:

•                  $5 million in cash;

•                  Shares of common stock of WorldWater based on a formula which, assuming a $2.00 per share price of our common stock, would result in issuance to ENTECH stockholders of common stock valued at approximately $39,300,000; and

•                  Earn-out consideration calculated as 5% of WorldWater’s gross revenues determined in accordance with generally accepted accounting principles which will be paid until the accumulated total of such earn-out payments to the ENTECH stockholders equals $5,000,000.

In addition to the consideration to be paid to ENTECH’s stockholders, WorldWater will pay $1.3 million of ENTECH’s liabilities at closing and provide $5 million of working capital to commence the manufacture of the ENTECH 20x concentrator systems for a 50 MegaWatt plant in Spain. As a result of this transaction, it is anticipated that ENTECH’s current stockholders will own approximately 6.6% of the fully-diluted post-transaction common stock of WorldWater upon completion of the merger, which is conditioned upon obtaining the requisite stockholder approval to increase WWAT authorized common stock.

As a WorldWater subsidiary, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. The Company anticipates that ENTECH will continue to perform its contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs.

On November 6, 2007, the Company voluntarily funded Entech with $2,383,920. the Funding is part of the $5,000,000 working capital clause contained in the merger agreement and will be used by Entech to begin to build equipment for the new manufacturing plant being set-up in Texas. Entech will be the owner of the equipment with WorldWater acting as the lien holder. If the merger is not completed, Entech will have the option of purchasing the equipment from WorldWater or transferring title of the equipment to WorldWater. The funded amount will be shown as an advance to Entech on the balance sheet of WorldWater.

Denver International Airport

On October 1, 2007 the Company announced it will engineer and construct a 2 Megawatt solar system at Denver International Airport (DIA). MMA Renewable Ventures LLC, a subsidiary of Municipal Mortgage & Equity (NYSE:MMA - News) will finance the installation through a Power Purchase Agreement (PPA). The Company will begin construction of the project immediately for completion in 2008. MMA Renewable Ventures will own and operate the system under a long-term PPA contract. Operated by the City and County of Denver, DIA is the fifth busiest international airport in the U.S. and served nearly 50 million passengers in 2006. The Company’s photovoltaic system of ground mounted tracking solar arrays will be located at the entrance to the main terminal. It is expected to generate 3.5 million kilowatt-hours (kWh) of clean electricity annually. In addition to reducing DIA’s electric costs, the solar initiative supports Denver’s commitment to environmental sustainability.

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ITEM 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Statements in this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report on Form 10-Q concerning the Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks associated with reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

WorldWater & Solar Technologies Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

The Company continues to move from an entrepreneurial operating mode to that of a fast growth company.  In this connection, significant effort is being made towards the development of policies, procedures and processes to bring greater efficiency and effectiveness to all areas of the business, with particular emphasis on the technical, commercial and financial evaluation of prospective projects and the successful execution and profitability of awarded contracts.

Importantly, the Company will continue work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate itself from current/competitive products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these condensed consolidated financial statements:

REVENUE RECOGNITION

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

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Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

The Company performed a sensitivity analysis to determine the impact of fluctuations in our estimates for our allowance for doubtful accounts. As of September 30, 2007, the allowance for doubtful accounts was $150,000. If this amount were in error by plus or minus one percent of the account receivable balance, the impact would be an additional $15,000 of income or expense.

SHARE-BASED COMPENSATION

On January 1, 2006, The Company adopted SFAS No. 123R, “Share-Based Payment,” which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. SFAS No. 123R is being applied on the modified prospective basis. Prior to the adoption of SFAS No. 123R, the Company accounted for its stock-based compensation plans for employees and directors under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, and accordingly, the Company recognized no compensation expense related to the stock-based plans for grants to employees or directors. Grants to consultants under the plans were recorded under SFAS No. 123.

Under the modified prospective approach, SFAS No. 123R applies to new grants of options and awards of stock as well as to grants of options that were outstanding on January 1, 2006 and that may subsequently be repurchased, cancelled or materially modified. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, January 1, 2006, based on fair value as of the prior grant-date and estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not required to be restated to reflect the impact of adopting the new standard.

The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the nine months ended September 30, 2007.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk free interest rates. The assumptions reflect management’s best estimate. Changes in these assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses.

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ACCOUNTING FOR INCOME TAXES

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its condensed consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carry-forwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of September 30, 2007 and December 31, 2006, an allowance equal to 100% of the deferred tax asset was recorded.

RESULTS OF OPERATIONS—QUARTER ENDED SEPTEMBER 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the quarter ended September 30, 2007 amounted to $4,369,000, and represents 100% of the Company’s revenue. One large scale commercial project in California accounted for 86% of the total contract revenue. The Company had contract revenue of $6,478,000 in the quarter ended September 30, 2006.

Grant Revenue.   The Company recognized no revenue in the third quarter of 2007. The company recognized $53,000 in the third quarter of 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third-party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $564,000 or 13%, as compared to the third quarter 2006, which generated a gross profit of $1,475,000 or 23%. The company attributes its decrease in gross profit margin to one specific project in the third quarter of 2007, whose gross profit margin was lower than anticipated due to a highly competitive bidding process to obtain the contract. Since this project will be a large portion of the fourth quarter 2007 revenue, a similar margin would be expected there as well.

Gross Profit (Loss) on Grants.   No gross profit was recognized in the third quarter 2007. In the third quarter 2006 a gross profit loss of $23,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the quarter ended September 30, 2007, amount to $3,877,000, compared to $1,791,000 in the third quarter 2006, an increase of $2,086,000 or 116%. The quarter to quarter variances are primarily made up of increases in the following categories from three months 2006 to the same period in 2007: salary and wages are up $600,000 due to increased headcount needed to fulfill the upcoming high dollar projects; legal fees are up $300,000 mainly due to additional contract review work on large-scale proposals, an isolated case resolved in early 2007 and financing activities; general insurance is up $100,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $200,000 due to increased company promotion and new project development; T&E is up $150,000 due to increased travel surrounding new financing and project opportunities; recruiting expense is up $50,000 due to the addition of professional staff; consultants are up $300,000 due mainly to project related outside services needed, along with Sarbanes expenses;  a charge to allowance for doubtful accounts of $150,000 was recorded; expenses for disposal of fixed assets were recorded in the amount of $115,000. There was an additional $121,000 of variances spread out over a series of general office expense accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the quarter ended September 30, 2007 were $552,000, an increase of $486,000 over the

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third quarter of 2006. $500,000 of the increase relates to a purchase order opened with Entech, Inc to provide research and development engineering related to the implementation of a new manufacturing plant in Texas.

Loss from Operations.   In the quarter ended September 30, 2007, the Company incurred a loss from operations of $3,865,000, an increase of $3,459,000 over the $406,000 loss during the same period in 2006.  The increased loss is primarily due to a decrease in revenue and gross profit margin in the quarter ended September 30, 2007 that resulted in lower gross profit margin of $888,000, as compared to the same period in 2006. Also, increases in MG&A Expenses of $2,086,000, with details of that increase listed in the MG&A section above, along with the $500,000 purchase order opened with Entech, as discussed in the R&D section above, contributed to a higher third quarter 2007 operating loss as compared to the same period in 2006.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the quarter ended September 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $32,000 compared to $81,000 in the same period in 2006.  The decrease is attributable to the amortization of the July 2005 convertible notes, using the effective interest method.

Warrant Exercise Inducement expense.  There was no recorded expense in the third quarter 2007 as compared to $244,444 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income was $144,000 for the quarter ended September 30, 2007, as compared to Interest Expense of ($139,000) for the same period in 2006, an increase of $283,000. The increase was due mainly to the positive effects of our cash raises in the fourth quarter 2006, second quarter 2007, and third quarter 2007, as well as significant decreases in debt being carried from 2006 to 2007.

Net Loss.   In the quarter ended September 30, 2007, the Company incurred a net loss of $3,753,000, an increase of $2,883,000 or 331% over the $870,000 loss for the comparable quarter in 2006. The increased loss is discussed in the Loss from Operations section above.

Accretion of Preferred Stock Dividends.   In the quarter ended September 30, 2007, the Company recorded an increase in the amount of $8,000 relating to Series C 6% Convertible Preferred stock, as compared to $0 in the third quarter of 2006.

RESULTS OF OPERATIONS—NINE MONTHS ENDED SEPTEMBER 30, 2007 (Amounts are rounded to the nearest thousand)

Contract Revenue.   Contract revenue for the nine months ended September 30, 2007 amounted to $7,556,000, and represents 100% of the Company’s revenue. Two large scale projects, one in California and one in New Jersey make up approximately 72% of the nine months revenue in 2007. All contract revenue was generated by domestic projects. The Company had contract revenue of $10,077,000 in the same period in 2006.

Grant Revenue.   The Company recognized no revenue in the nine months ended September 30, 2007. The company recognized $182,000 in the same period in 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant was specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue.   Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue.   Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts.   The Company generated gross profit on contracts totaling $1,101,000 or 15%, as compared to the same period in 2006, which generated a gross profit of $1,844,000 or 118%. The company attributes its slight decrease in gross profit margin to two specific projects in the second and third quarter of 2007, whose gross profit margins were lower than anticipated due to a highly competitive bidding process to obtain the contracts. Since these projects will be a large portion of the fourth quarter 2007 revenue, the Company expects the current nine months margin of 15% to

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stand firm through the year-end.

Gross Profit (Loss) on Grants.   No gross profit has been recognized in 2007. In the first nine months of 2006 a gross profit of $16,000 was recorded, in conjunction with the USTDA grant.

Marketing, General and Administrative Expenses.   Marketing, general and administrative expenses (MG&A) for the nine months ended September 30, 2007, amount to $9,183,000, compared to $5,446,000 in the same period in 2006, an increase of $3,737,000 or 69%. The year to year variances are primarily made up of increases in the following categories from nine months 2006 to the same period in 2007: salary and wages are up $1,300,000 due to increased headcount needed to fulfill the upcoming high dollar projects; legal fees are up $700,000 mainly due to additional contract review work on large-scale proposals an isolated case resolved in early 2007 and financing activities; general insurance is up $150,000 due to additional staff and increased coverages necessary for high dollar bid proposals; sales & marketing is up $100,000 due to increased company promotion and new project development; T&E is up $200,000 due to increased travel surrounding new financing and project opportunities; facilities expense is up $150,000 due to the office relocation and utility increase; recruiting expense is up $200,000 due to the addition of professional staff; consultants are up $500,000 due to mainly to project related outside services needed, along with Sarbanes expenses;  there was a charge to allowance for doubtful accounts of $150,000 recorded in the third quarter; expenses for disposal of fixed assets were recorded in the amount of $115,000; there were an additional $171,000 of variances spread out over a series of general office expense accounts.

Research and Development Expense.   Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the nine months ended September 30, 2007 were $670,000, an increase of $453,000 over the same period in 2006. $500,000 of the increase relates to a purchase order opened with Entech, Inc in the third quarter 2007, to provide research and development engineering related to the implementation of a new manufacturing plant in Texas.

Loss from Operations.   In the nine months ended September 30, 2007, the Company incurred a loss from operations of $8,751,000, an increase of $4,947,000 or 130% over the $3,804,000 loss during the same period in 2006.  The increased loss is primarily due to a decrease in revenue and gross profit margin in the nine months ended September 30, 2007 that resulted in lower gross profit margin of $759,000, as compared to the same period in 2006. Also, increases in MG&A Expenses of $3,737,000, with details of that increase listed in the MG&A section above, along with the $500,000 purchase order opened with Entech, as discussed in the R&D section above, contributed to a higher third quarter 2007 operating loss as compared to the same period in 2006.

Debt Sourcing Fees.  There was no recorded expense in the nine months ended September 30, 2007 as compared to $193,000 in the same period 2006.

Beneficial Conversion and Warrant amortization.  This expense is a non-cash charge incurred as a result of the market price of the Company’s common stock on the date of issuance of convertible notes being higher than the conversion price of the convertible notes being issued.  In the nine months ended September 30, 2007 the Company recorded a beneficial conversion and warrant amortization of $94,000 compared to $2,691,000 in the same period in 2006.

Warrant Exercise Inducement expense.  There was no recorded expense in the nine months ended September 30, 2007 as compared to $1,588,000 in the same period 2006.

Interest Income/(Expense), Net.   Interest Income was $125,000 for the nine months ended September 30, 2007, as compared to Interest Expense ($319,000) for the same period in 2006. This significant decrease is mainly due to the positive effect of our capital raises in the fourth quarter 2006, second quarter 2007, and third quarter 2007, along with significant decreases in long-term debt being carried from 2006 to 2007.

Net Loss.   In the nine months ended September 30, 2007, the Company incurred a net loss of $8,720,000, an increase of $125,000 or 1% over the $8,595,000 loss for the same period in 2006. Considering the loss from operations (discussed above) represented an increase at nine months 2007 as compared to the same period in 2006 of $4,832,000, the fact that the net loss for the same comparable periods are more or less static can be attributed to decreases in the following categories 2007; beneficial conversion and warrant amortization $2,173,000, warrant exercise inducement expense $1,588,000, and interest expense $752,000.

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Accretion of Preferred Stock Dividends.   In the nine months ended September 30, 2007, the Company recorded an expense of $31,000 relating to Series C 6% Preferred stock, as compared to $0 in the same period in 2006.

Cash Flows from Operating Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Used in Operating Activities	$(7,949,000)	$(4,725,000)

In the nine months ended September 30, 2007, the Company had an increase in net cash used in operating activities of $4,413,000 in a period when the Company had an increase in net loss of $5,000. These changes in working capital items relate mainly to the significant increase in job contracts from 2006 to 2007, along with an increase in staffing to coincide with the growth of the company. An analysis of the increased loss is above in the RESULTS OF OPERATIONS discussion. Below is a reconciliation of the increase in net cash used in operating activities.

Increases (decreases) in non-cash charges:
Beneficial conversion and Warrant amortization	$(2,597,000)
Stock-based employee compensation cost	(145,000)
Amortization of interest expense	(176,000)
Amortization of loan origination costs	(197,000)
Issuance of stock for services	(40,000)
Issuance of options and warrants for services	(58,000)
Share-based non-employee compensation cost	9,000
Amortization of deferred compensation	(23,000)
Issuance of stock in lieu of interest	(34,000)
Depreciation and amortization	22,000
Issuance of warrants as inducement for exercise	(1,216,000)
(4,455,000)
Changes in timing of cash receipts and disbursements related to working capital items	1,388,000
(3,067,000)
Change in net loss-2007 compared to 2006	(156,000)
Increase in net cash used in operating activities	$(3,223,000)

Cash Flows from Investing Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Used in Investing Activities	$(1,432,000)	(668,000)

In the nine months ended September 30, 2007 and 2006, investing activities included purchases of office equipment, including computers and furniture for the increased workforce.

Cash Flows from Financing Activities

	Nine Months ended September 30,
	2007	2006
Net Cash Provided By Financing Activities	$21,761,000	4,688,000

In the nine months ended September 30, 2007 and 2006, the Company financed its operations principally through the issuance of common stock as the result of private sales and the exercise of warrants and stock options. The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued is calculated using the Black-Scholes pricing model.

On September 28, 2007,the Company entered into a Stock and Warrant Purchase Agreement with the Quercus Trust, whereby the Quercus Trust purchased 7.5 million shares of WorldWater’s common stock at a price of $1.782 per share, for total proceeds of $13,365,000. The Agreement also provides for the issuance of warrants to the Quercus Trust for the purchase of 9.0 million additional shares of WorldWater’s common stock at an exercise price of $1.815, subject to certain adjustments. The exercise of warrants into common stock cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. Prior to September 28, 2007, the Quercus Trust and

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its affiliates owned approximately 21.6 million shares of WorldWater common stock, representing approximately 12.2% of the equity ownership in the Company, or 8.2% on a fully diluted basis. With this Agreement, the Quercus Trust and its affiliates own approximately 16.4% of the equity ownership in WorldWater, or 10.6% on a fully diluted basis.

On April 12, 2007, the Company initiated a private offering. A summary of the offering included 10,900,000 Shares of the Company’s Common stock issued at $0.50 per share, with a five-year warrant attached to purchase 3,500,000 Shares of the Company’s common stock at $0.50. Net proceeds from this offering amounted to $5,117,000. The net proceeds from this Offering are expected to be used by the Company primarily for working capital.

In the nine months ended September 30, 2007, the Company raised $3,273,472 through the exercise of 16,183,422 warrants and options at an average price of $0.22 per share.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, our current ratio was 4.72 compared to 2.94 at December 31, 2006. As of September 30, 2007, we had $23,504,094 of working capital compared to working capital of $10,688,277 as of December 31, 2006. Cash and cash equivalents were $18,150,175 as of September 30, 2007, as compared to $5,801,852 as of December 31, 2006.

The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock, and forecasts increased revenues.

We believe that our existing cash balance together with our other existing financial resources, including anticipated additional capital raises in 2007, and revenues from sales of our solar systems, will be sufficient to meet our operating and capital requirements beyond the third quarter of 2008. In light of our recent private placements of approximately $13.4 million worth of common stock in September 2007, $13.5 million of our convertible preferred stock in November 2006, and $5.1 million worth of common stock in April 2007, we believe that we shall have the necessary financing to meet our operating and capital requirements, at a minimum, into the second half of 2008.

On November 29, 2006, EMCORE invested $13.5 million in the Company, representing the first tranche of its $18 million investment, in return for which WorldWater issued to EMCORE (i) four million, eight hundred and ninety-two thousand, eight hundred and fifty-seven (4,892,857) shares of Series D Convertible Preferred Stock and (ii) five hundred and five thousand and forty-four (505,044) warrants (the “Tranche A Warrants”) to purchase five hundred and five thousand and forty-four (505,044) shares of Series D Stock.

The investment of the remaining $4.5 million second tranche (the “Tranche B Closing”) will be consummated subject to the execution of a definitive strategic agreement between the Parties and certain other conditions set forth in the Investment Agreement. The execution of the definitive strategic agreement and the Tranche B Closing cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. At the Tranche B Closing, WorldWater will issue to EMCORE Series D Redeemable Preferred shares convertible into 11,250,000 shares of Common Stock and Warrants to purchase Redeemable Preferred Shares convertible into 2,812,500 shares of Common Stock.

Full closure of the second tranche cannot take place until new shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008.

Below is a table of the potential issuable shares as of September 30, 2007:

As of September 30, 2007
Number of authorized common shares:	275,000,000
Less common shares outstanding:	186,651,631
Less potential issuable common shares:
Warrants	15,509,449
Debt conversion rights	1,834,272
Stock options	14,855,107
Preferred stock conversion rights	55,842,797
88,041,625
Available common shares to be issued:	306,744

On November 5, 2007, the Company issued a revised Proxy where, among other issues, it will consider and vote upon an amendment to Article 4 of the Company’s Certificate of Incorporation to increase the number of shares of common stock the

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company is authorized to issue from 275,000,000 to 400,000,000. The Company will also consider and vote upon an amendment to the Company’s 1999 Incentive Stock Option Plan to increase the amount of shares of common stock available for issuance under the Stock Option Plan from a maximum of 25,000,000 shares to a maximum of 50,000,000 shares.

RISKS AND UNCERTAINTIES

Fixed-price Contracts

The Company utilizes fixed-price contracts which result in business risk, such as:

•        uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•        labor availability and productivity;

•       supplier and subcontractor pricing and performance; and

•       availability and pricing of components (particularly solar modules).

Intellectual Property Rights

The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in technology, the business and revenues could be materially and adversely affected.

Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial

30

reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

In February 2007, the Company engaged RSM McGladrey, Inc., who will perform a Sarbanes-Oxley Act consulting engagement designed to assist the Company in its efforts to comply with SOX Section 404, “Management’s Assessment of Internal Controls.”  The engagement was designed with the understanding that the Company would meet the criteria for an accelerated filing, and that the Company’s external auditor will also be required to attest to the internal controls over financial reporting in the fiscal year ending December 31, 2007.

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.

Foreign Operations

The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•       expropriation and nationalization of our assets (including intellectual property) in that country;

•       political and economic instability;

•       social unrest, acts of terrorism, force majeure, war or other armed conflict;

•       inflation;

•       currency fluctuations, devaluations and conversion restrictions;

•       confiscatory taxation or other adverse tax policies;

•       governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•       governmental activities that may result in the deprivation of contract rights; and

•       trade restrictions and economic embargoes imposed by the United States and other countries.

There was no grant revenue recognized in the first nine months of 2007. Unsettled political conditions, social unrest, acts of terrorism, force majeure, war or other armed conflict, exploitation or other governmental actions, inflation, exchange controls or currency devaluation may result in increased business risk in these regions.

Financing

The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option

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for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will become effective for us beginning with the first quarter of 2008. We have not yet determined the impact of the adoption of SFAS No. 159 on our financial statements and footnote disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for the Company on January 1, 2008. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is still determining the impact of this FASB, but does not expect it to have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than fifty percent likely of being realized upon ultimate settlement. The interpretation also provides guidance on derecognition, classification, interest and penalties, and other matters. The adoption did not have an effect on the consolidated financial statements.There continues to be no liability related to unrecognized tax benefits at September 30, 2007, and no affect on the effective rate.

ITEM 3.                    CONTROLS AND PROCEDURES

a)              Evaluation of disclosure controls and procedures

Limitations on Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level and ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Act”), are recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Such evaluation did not identify any change in the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; however, one area of material weakness was identified.

In connection with its audit of, and in the issuance of its report on the Company’s financial statements for the year ended December 31, 2006, Amper, Politziner & Mattia, P.C. delivered a letter to the Audit Committee of our Board of Directors and the Company’s management that identifies a certain item that it considers to be a material weakness in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A

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“material weakness” is a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness was a lack of adequate controls within the accounting software used by the Company to properly handle the accounting functions of a public company.  This material weakness was first noted and disclosed in the Form 10-KSB for the year ended December 31, 2004.  Beginning at that time and going forward, the Company used other mitigating controls to ensure that the financial statements were being fairly stated.

The Company believes, that because of the limited number of projects completed in the quarter ended September 30, 2007, and the recruitment of its new CFO, Corporate Controller, Project Controller, Assistant Controller, Contract Analyst, and additional Accounts Payable Clerk, the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company agrees with its independent auditors that its system of internal control and reporting controls should be improved in line with expected continued growth in commercial operations and intends to take the implementation steps to improve its accounting functions. The impact of the above conditions was relevant to the quarter ended September 30, 2007 and did not affect the results of this period or any prior period.

Mitigation Steps Being Implemented By the Company

In March 2007, the Company engaged Microstrategies, Inc. to provide an improved IT, financial reporting, and ERP system to enhance efficiencies and financial and operating controls as it works to implement Sarbanes-Oxley requirements and procedures.  System selection has been completed and the provider has begun the process of procurement and implementation, with an expected commencement date of January 1, 2008. For the remainder of 2007, as the Company continues to rely on QuickBooks. The Company will work in tandem with RSM McGladrey, Inc., the Company’s Sarbanes consultant, to mitigate any control issues that may arise.

There were no changes in our internal controls, or in other factors that could materially affect, or are likely to materially affect, our internal controls over financial reporting in the third quarter 2007.

PART II — OTHER INFORMATION

ITEM 1.                 LEGAL PROCEEDINGS

Although WorldWater is involved in ordinary, routine litigation from time to time incidental to its business, it is not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on the Company’s business or financial condition.

ITEM 1a.           RISK FACTORS

None.

ITEM 2.                UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In the quarter ended September 30, 2007, the Company issued 16,838,246 shares of common stock at a weighted average price of $0.50  per share.

On September 28, 2007,the Company entered into a Stock and Warrant Purchase Agreement with the Quercus Trust, whereby the Quercus Trust purchased 7.5 million shares of WorldWater’s common stock at a price of $1.782 per share, for total proceeds of $13,365,000. The Agreement also provides for the issuance of warrants to the Quercus Trust for the purchase of 9.0 million additional shares of WorldWater’s common stock at an exercise price of $1.815, subject to certain adjustments. The exercise of common stock warrants cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. Prior to September 28, 2007, the Quercus Trust and its affiliates owned approximately 21.6 million shares of WorldWater common stock, representing approximately 12.2% of the equity ownership in the Company, or 8.2% on a fully diluted basis. With this Agreement, the Quercus Trust and its affiliates own approximately 16.4% of the equity ownership in WorldWater, or 10.6% on a fully diluted basis

ITEM 3.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT WORLDWATER’S MARKET RISK

WorldWater is exposed to certain market risks arising from transactions it has entered into in the normal course of business. These risks primarily relate to fluctuations in commodity prices.

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Foreign Currency Transaction Risk

WorldWater does not believe it is exposed to foreign currency exchange risk because all of its sales and purchases are denominated in United States dollars.

Commodity Price Risk

WorldWater is subject to market risk from fluctuating market prices of certain raw materials. While such materials are typically available from numerous suppliers, commodity raw materials are subject to price fluctuations. WorldWater endeavors to recoup these price increases from its customers on an individual contract basis to avoid operating margin erosion. WorldWater has historically not entered into any contracts to hedge its commodity risk although it may do so in the future. Commodity price changes can have a material impact on WorldWater’s prospective earnings and cash flows.

ITEM 4.                DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 5.                SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 6.                OTHER INFORMATION

None.

ITEM 7.                    EXHIBITS

31.1	Certification by the Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

31.2	Certification by the Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldWater & Solar Technologies Corp.(formerly WorldWater & Power Corp.)
(Registrant)

By:	/s/ QUENTIN T. KELLY	Date:	December , 2007
Quentin T. Kelly
Chief Executive Office/
Chairman of the Board

By:	/s/ LARRY L. CRAWFORD		December , 2007
Larry L. Crawford
Executive Vice President/Chief
Financial Officer

35

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, QUENTIN T. KELLY, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ QUENTIN T. KELLY
NAME:	QUENTIN T. KELLY
TITLE:	PRINCIPAL EXECUTIVE OFFICER

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, LARRY L. CRAWFORD, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2007 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ LARRY L. CRAWFORD
NAME:	LARRY L. CRAWFORD
TITLE:	PRINCIPAL FINANCIAL OFFICER

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Quentin T. Kelly, Principal Executive Officer and Chairman of the Board of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ QUENTIN T. KELLY
	NAME:	QUENTIN T. KELLY
	TITLE:	PRINCIPAL EXECUTIVE OFFICER CHAIRMAN OF THE BOARD

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry L. Crawford, Executive Vice President and Principal  Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ LARRY L. CRAWFORD
	NAME:	LARRY L. CRAWFORD
	TITLE:	EXECUTIVE VICE PRESIDENT— PRINCIPAL FINANCIAL OFFICER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-QSB/A

Amendment No. 1

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

Commission file number: 000-16936

WORLDWATER & SOLAR TECHNOLOGIES Corp.

(formerly WorldWater & Power Corp.)

(Name of small business issuer in its charter)

Delaware	33-0123045
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

55 Route 31 South, Pennington, NJ	08534
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number  (609) 818-0700

Check whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

As of November 14, 2006 the Registrant had outstanding 146,546,745 shares of Common Stock, $0.001 par value outstanding.

Transitional Small Business Disclosure Format (check one) Yes ☐  No ☒

EXPLANATORY NOTE

Restatement of Financial Statements due to Review of a Convertible Debt Instrument

The Company has re-evaluated its accounting for its July 2005 convertible debentures.  In reviewing the accounting treatment, the Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately.  The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453).  EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations was to decrease the net loss applicable to common stockholders for the three months and nine ended September 30, 2006 by approximately $81,000 and $2,267,000 respectively and to increase the net loss applicable to common stockholders for the three and nine months ended September 30, 2005, both by approximately $3,142,000.

WORLDWATER  & SOLAR TECHNOLOGIES CORP.

2

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND DECEMBER  31, 2005

	September 30, 2006	December 31, 2005
	(Unaudited)	*
	(RESTATED)
Assets
Current Assets:
Cash and cash equivalents	$73,638	$798,649
Restricted cash and cash equivalents	224,420	12,143
Accounts receivable, net of allowance of $69,908 at September 30, 2006, and December 31, 2005, respectively	927,123	354,739
Accounts receivable, related party	24,601	32,426
Inventory	317,648	383,722
Costs and estimated earnings/losses in excess of billings	2,892,494	466,985
Prepaid expenses and deposits	103,850	109,104
Advances to employees	33,626	17,282
Total Current Assets	4,597,400	2,175,050

Equipment and Leasehold Improvements, Net	198,334	50,615

Intangible And Other Assets
Loan origination costs, net	90,750	287,688
Other intangible assets, net	79,667	109,667
Deposit on proposed acquisition	500,000
Other deposits	8,444	41,384
Total Assets	$5,474,595	$2,664,404

Liabilities, Convertible Redeemable Preferred Stock, and Stockholders’ Deficiency

Current Liabilities:
Accounts payable and accrued expenses	$3,398,349	$2,288,607
Long-term debt and notes payable, current portion	487,601	161,387
Customer deposits	51,453	89,719
REC guarantee liability, current portion	54,700	87,220
Billings in excess of costs and estimated earnings/losses	141,349	31,802
Notes payable, related parties	118,471	35,748
Accrued losses on construction in progress	121,457	155,090
Total Current Liabilities	4,373,380	2,849,573

Long-term debt and notes payable	387,675	338,317
REC guarantee liability, net of current portion	315,772	329,351
Total Liabilities	5,076,827	3,517,241

Commitments and contingencies	—	—

Convertible redeemable preferred stock
Series C convertible redeemable preferred stock	750,000	—
Total Convertible Redeemable Preferred Stock	750,000	—

Stockholders’ Deficiency:
Preferred Stock Convertible $.01 par value authorized 10,000,000; issued and outstanding:
Series B 7%- 611,111 shares liquidation preference $550,000 as of September 30, 2006 and December 31, 2005	6,111	6,111
Common Stock, $.001 par value; authorized 275,000,000; 144,933,188 issued and outstanding at September 30, 2006 and 108,786,940 issued and outstanding at December 31, 2005	144,933	108,787
Additional paid-in capital	42,122,904	33,085,734
Deferred compensation	(22,500)	(45,000)
Accumulated deficit	(42,603,680)	(34,008,469)
Total Stockholders’ Deficiency	(352,232)	(852,837)

Total Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Deficiency	$5,474,595	$2,664,404

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

* Derived from audited financial statements.

3

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND NINE MONTHS  ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

	Three Months		Nine Months
	9/30/06	9/30/05	9/30/06	9/30/05
	(Restated)	(Restated)	(Restated)	(Restated)
Revenues:
Contract	$6,478,269	$609,791	$10,077,348	$810,497
Grant	53,429	—	197,851	32,900
Total	6,531,698	609,791	10,275,199	843,397

Cost of Revenues:
Contract	5,003,323	828,138	8,233,354	1,223,704
Grant	76,793	—	182,216	—
Total	5,080,116	828,138	8,415,570	1,223,704

Gross Profit (Loss):
Contract	1,474,946	(218,347)	1,843,994	(380,307)
Grant	(23,364)	—	15,635	—
Total	1,451,582	(218,347)	1,859,629	(380,307)

Operating Expenses:
Marketing, general and administrative expenses	1,791,387	1,135,930	5,446,202	3,065,594
Research and development expense	65,979	—	217,260	115,508
Total Expenses	1,857,366	1,135,930	5,663,462	3,181,102
Loss from Operations	(405,784)	(1,354,277)	(3,803,833)	(3,561,409)

Other (Expense) Income
Debt sourcing fees and commissions	1,175	(39,493)	(193,388)	—
Beneficial conversion and Warrant amortization	(81,000)	(2)	(2,690,983)	(2)
Warrant exercise inducement fees	(244,444)	—	(1,588,432)	—
Interest expense, net	(138,403)	(278,409)	(414,383)	(845,694)
Other (Expense) Income, Net	(1,003)	5,983	95,808	7,640
Total Other (Expense) Income, Net	(463,675)	(311,921)	(4,791,378)	(838,056)
Net Loss	$(869,459)	$(1,666,198)	$(8,595,211)	$(4,399,465)

Basic and diluted net loss per share	$(0.01)	$(0.02)	$(0.07)	$(0.05)

Weighted Average Common Shares Outstanding used in Per Share Calculation	141,276,871	100,201,163	131,268,322	89,003,758

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER  30, 2006 AND 2005

(UNAUDITED-RESTATED)

	2006	2005
	(Restated)	(Restated)
Cash Flows from Operating Activities:
Net loss	$(8,595,211)	$(4,399,465)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of warrants as inducement for warrant exercise	1,216,189	99,722
Beneficial Conversion and Warrant amortization	2,690,983	2
Beneficial conversion feature of convertible notes	—	—
Stock based employee compensation cost	852,672	—
Amortization of interest expense	175,750	508,569
Amortization of intangibles and loan origination costs	226,938	75,690
Issuance of stock for service	287,298	60,300
Issuance of options and warrants for services	118,137
Amortization of deferred compensation	22,500	22,500
Issuance of stock in lieu of interest	59,840	367,319
Depreciation and amortization	20,493	24,501

Changes in assets and liabilities:
Accounts receivable	(572,384)	949,942
Accounts receivable -related parties	7,825	(15,031)
Inventory	66,074	(18,049)
Costs and estimated earnings/losses in excess of billings	(2,425,509)	(133,379)
Prepaid expenses and deposits	38,194	32,804
Advances to employees	(16,344)	—

Accounts payable and other accrued expenses	1,109,742	(69,628)
Accrued losses on construction in progress	(33,633)	—
Billings in excess of costs and estimated earnings/losses	109,547	—
Renewable energy credits guarantee liability	(46,099)	35,959
Customer deposits	(38,266)	44,413
Net Cash (Used in) Operating Activities	(4,725,264)	(2,413,831)

Cash Flows from Investing Activities:
Purchase of equipment and leasehold improvements	(168,212)	(11,703)
Deposit on proposed acquisition	(500,000)	—
Net Cash Used in Investing Activities	(668,212)	(11,703)

Cash Flows from Financing Activities:
Proceeds from issuance of debt, and notes payable with detachable warrants	632,007	3,780,000
Proceeds from exercise of warrants and stock options	3,526,986	1,309,455
Proceeds from issuance of redeemable convertible preferred stock	750,000	—
Proceeds from issuance of common stock	—	1,222,222
Increase in Restricted Cash and Restricted Cash Equivalents	(212,277)	(1,149,411)
Increase in Loan Origination costs	—	(418,832)
Payments on long-term debt	(28,251)	(853,370)
Net Cash Provided by Financing Activities	4,668,465	3,890,064

Net Increase (Decrease) in cash and cash equivalents	(725,011)	1,464,530

Cash and cash equivalents, Beginning of Period	798,649	38,852

Cash and cash equivalents, End of Period	$73,638	$1,503,382

The Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

5

WORLDWATER & SOLAR TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY
FOR THE NINE MONTHS  ENDED SEPTEMBER 30, 2006

(UNAUDITED-RESTATED)

					Additional	Additional
					Paid-In	Paid-In
	Preferred Stock		Common Stock		Capital	Capital	Deferred	Accumulated
	Shares	Par Value	Shares	Par Value	(Preferred)	(Common)	Compensation	Deficit	Total

Balance, December 31, 2005	611,111	$6,111	108,786,940	$108,787	$537,331	$32,548,403	$(45,000)	$(34,008,469)	$(852,837))

Conversion of convertible notes	—	—	17,055,557	17,056	—	2,995,444	—	—	3,012,500

Issuance of common stock:
For services and to induce exercise of warrants	—	—	761,311	761	—	286,537	—	—	287,298
Exercise of warrants	—	—	17,731,387	17,731	—	3,404,684	—	—	3,422,415
Exercise of options	—	—	416,561	417	—	104,154	—	—	104,571
In lieu of payment of interest	—	—	181,432	181	—	59,659	—	—	59,840

Warrants granted to induce exercise of warrants	—	—	—	—	—	1,216,189	—	—	1,216,189

Warrants granted for services	—	—	—	—	—	70,000	—	—	70,000

Share-based employee compensation cost	—	—	—	—	—	852,672	22,500	—	875,172

Share-based non-employee compenstation cost	—	—	—	—	—	47,831	—	—	47,831

Net loss	—	—	—	—	—	—	—	(8,595,211)	(8,595,211)
						—
Balance, September 30, 2006	611,111	$6,111	144,933,188	$144,933	$537,331	$41,585,573	$(22,500)	$(42,603,680)	$(352,232)

The Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

6

WORLDWATER & SOLAR TECHNOLOGIES CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note (1)   Restatement of Financial Statements due to Review of a Convertible Debt Instrument

As indicated in the Company’s December 31, 2006 Form 10-KSB/A (filed on November 5, 2007), the Company had re-evaluated its accounting for its July 2005 convertible debentures.

The Company initially calculated the Beneficial Conversion Feature (“BCF) using the guidance in EITF 98-5, which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately.  The Company failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

The Company noted another error whereby the total amount of the debt discount attributed to the debt ($3,072,964) exceeded the proceeds allocated to the debt ($2,171,453).  EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

Lastly, the value of the warrants related to the debt discount ($1,428,547) were amortized over the life of the debt using the straight-line method and not the effective interest method.

The total impact of this restatement on the Company’s statement of operations for the three and nine months ended September 30, 2006 was an increase to the net loss applicable to common stockholders by approximately $81,000 and $2,691,000 respectively.

A summary of all adjustments included in this Quarterly Report on Form 10-Q/A is detailed below (in thousands)

The following table reflects the impact of the restatement on the net loss for the quarters and nine months ended September 30, 2006 and September 30, 2005 (in thousands):

	Quarter Ending	Nine Months Ending	Quarter Ending	Nine Months Ending
	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
Increase/(Decrease) to Net Loss
Beneficial conversion and Warrant amortization	$(81)	$(2,691)	$3,073	$3,073
Interest expense, net	—	424	69	69
Total increase/(decrease) to net income	$(81)	$(2,267)	$3,142	$3,142

The effects of our restatement on previously reported consolidated financial statements as of September 30, 2006 and September 30, 2005 and for the quarters ended September 30, 2006 and September 30, 2005 are summarized as follows.

The following table reflects the impact of the restatement on the Consolidated Balance Sheets (in thousands):

	September 30, 2006	September 30, 2006
	(as previously	(restated)
	reported)
Selected Balance Sheet Data:
Long-term debt and notes payable, current portion	$947	$488
Current liabilities	4,833	4,373
Long-term debt and notes payable	689	388
Total liabilities	5,838	5,077
Additional paid-in capital	42,931	42,123
Accumulated deficit	(44,173)	(42,604)
Total stockholders' deficiency	(1,114)	(352)

7

The following table reflects the impact of the restatement on the Consolidated Statements of Operations for the quarters ended September 30, 2006 and 2005 (in thousands, except per share data):

	Quarter Ending
	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Operations Data:
Beneficial conversion and Warrant amortization	$—	$(81)	$—	$—
Warrant exercise inducement fees	(244)	(244)	(3,073)	—
Interest expense, net	—	—	(347)	(278)
Total Other (Expense) Income, Net	(383)	(464)	(3,454)	(312)
Net Loss	(788)	(869)	(4,808)	(1,666)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.02)

The following table reflects the impact of the restatement on the Consolidated Statements of Operations for the nine months ended September 30, 2006 and 2005 (in thousands, except per share data):

	Nine Months Ending
	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Operations Data:
Beneficial conversion and Warrant amortization	$—	$(2,691)	$—	$—
Warrant exercise inducement fees	(1,588)	(1,588)	(3,073)	—
Interest expense, net	(838)	(414)	(915)	(846)
Total Other (Expense) Income, Net	(2,524)	(4,791)	(3,980)	(838)
Net Loss	(6,328)	(8,595)	(7,541)	(4,399)
Basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.08)	$(0.05)

The following table reflects the impact of the restatement on the Consolidated Statements of Cash Flows (in thousands, except per share data):

	Nine Months Ending
	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Cash Flows Data:
Net Loss	(6,328)	(8,595)	(7,541)	(4,399)
Beneficial conversion and Warrant amortization	—	2,691	—	—
Beneficial conversion feature on convertible notes	—	—	3,073	—
Amortization of interest expense	600	176	577	509

The following table reflects the impact of the restatement on the Consolidated Statements of Stockholders’ Deficiency (in thousands, except per share data):

	Nine Months Ending	Nine Months Ending	Balance	Balance
	September 30, 2006	September 30, 2006	December 31, 2006	December 31, 2005
	(as previously	(restated)	(as previously	(restated)
	reported)		reported)
Selected Statement of Stockholders’
Deficiency Data:
Additional Paid-In Captial (Common)	42,393	41,589	33,356	32,548
Net loss	(6,328)	(8,595)	—	—
Accumulated Deficit	(44,173)	(42,604)	(37,845)	(34,008)
Total Stockholders’ Deficiency	(1,114)	(352)	(3,882)	(853)

8

Note (2)   Liquidity

At September 30, 2006, WORLDWATER & SOLAR TECHNOLOGIES Corp. (“WorldWater/Company”) had working capital of $224,020, a stockholders’ deficiency of $352,232, and a net loss of $8,595,211 for the nine months ended September 30, 2006.

These condensed consolidated financials are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company’s history of recurring losses, working capital deficit, and stockholders’ deficiency raise substantial doubt about the Company’s ability to continue as a going-concern. The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock, convertible debt, the receipt of research grants, and by generating contract revenue. Management continues to raise capital through the sale of common stock and additional borrowings, and through the marketing of its product and service offerings, primarily in domestic markets. There can be no assurances that the Company will be successful in these efforts. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this going-concern uncertainty.

The Company needs additional financing to execute its business plan to enhance its intellectual property rights, respond to competitive pressures, and develop complementary businesses or necessary technologies. The Company does not know whether it will be able to raise additional financing on favorable financing terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations and expand it revenue generating capability, or otherwise respond to competitive pressures, will be significantly limited.

The Company is presently in negotiations with an investor for financing that will provide sufficient funds to allow execution of the Company’s Business Plan and provide adequate cash to fund operations at least through 2007. While the Company expects this transaction to be closed within the next few weeks, there can be no assurance that this transaction will be closed.

Note (2)   Nature of the Business

Effective June 22, 2005, the shareholders of the Company approved the change of the Company’s name from WorldWater Corp. to WorldWater & Power Corp.

Effective May 2, 2007 the Company announced that the Board of Directors has approved a change in its corporate name to WorldWater & Solar Technologies Corp (formerly WorldWater & Power Corp). The stock symbol WWAT.OB remains the same.

WorldWater is an international solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers in both domestic and international markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and their surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, MobileMaxPure™.

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Note (3)   Summary of Significant Accounting Policies

The accompanying condensed consolidated financial statements of WorldWater and its subsidiaries have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America for interim financial information. Accordingly, these financial statements do not include all of the information and notes required by Generally Accepted Accounting Principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ending September 30, 2006 are not necessarily indicative of the results that may be expected for the current year ending December 31, 2006. While management of the Company believes that the disclosures presented are adequate to make the information not misleading, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

A summary of the major accounting policies followed by the Company in the preparation of the accompanying condensed consolidated financial statements is set forth below.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company’s subsidiary WorldWater Holdings Inc., a Delaware Corporation, and certain other inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly-owned inactive subsidiaries include:

WorldWater, Inc., a Delaware Corporation

WorldWater East Africa Ltd., a Tanzanian Corporation

WorldWater Pakistan (PVT.), LTD., a Pakistan Company

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, foreign currency translation, depreciation, taxes, the guaranty liability for the value of Renewable Energy Credits, losses on uncompleted contracts, share-based payments and the value of shares issued. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to their short maturities. The fair value of the Company’s notes payable and debt are estimated based on the current rates offered to the Company for debt of the same remaining maturities and similar terms. See “Guarantor Agreements” below for disclosures regarding the fair value of the Company’s exposure for Renewable Energy Credits (“RECs”) which have been accrued on the Balance Sheet as of September 30, 2006 and December 31, 2005.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with a high quality financial institution. With respect to accounts receivable as of September 30, 2006, 55% of the receivables were from commercial customers and 45% were rebates owed by state agencies administering clean energy initiatives generated from the sale of solar equipment installed in the United States of which 18% had been collected through November 13, 2006. The Company does not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management’s expectations. The Company had one customer accounting for 57% of revenue in the nine months ended September 30, 2006.

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Guarantor Arrangements

In November 2002, the FASB issued FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The following is a summary of the Company’s agreements that have been determined to fall within the scope of FIN No. 45.

Renewable Energy Credit Guarantee (RECs)

Under the equipment sales contract for the 267,840 kW (DC) solar-driven irrigation and energy system built in 2004 and a 42.7 kW solar-pumping and energy system completed in the nine months ended September 30, 2006, the Company has guaranteed the price of certain Renewable Energy Certificates (RECs) to be generated by the installations during the first seven years of operation, respectively. Based on current market indications, the Company estimates its guarantee obligation may result in a potential loss of $452,907 which is tied to the future market and trading value of RECs traded in California. Without the knowledge of the future value of these RECs, the Company recorded as reductions of Contract Revenue estimated losses of $393,617 in the year ended December 31, 2004 and $59,290 in the year ended December 31, 2005. No additional loss provisions for RECs were recorded in the nine months ended September 30, 2006. Adjustments to the estimated guarantee obligation will be recognized as an adjustment of revenue over the remaining terms of the respective guarantee obligations.

As of September 30, 2006 the Company has made payments on this guarantee in the amount of $46,100.

The offering of renewable energy credit guarantee was an isolated incident, and the company does not expect to this in the future. Further, the maximum liability described is fixed and accrued for and not subject to change over the life of the agreement.

Product Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. Since the Company has a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company’s warranty accrual:

Balance, December 31, 2005	$109,387
Warranty provision	159,653
Utilization of warranty reserve	(3,249)
Balance, September 30, 2006	$265,791

The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company’s Condensed Consolidated Balance Sheets.

Revenue Recognition

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment, and to a lesser extent from consulting projects, and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

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Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred, by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known.

Revenues from solar-related equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, such that their ability to make payments was impaired, additional allowances could be required.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically, inventory has consisted mainly of purchased system components.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and, leasehold improvements, the shorter of 7 years or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

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Loan Origination Costs

The Company finances part of its operations through the issuance of debt and incurs a substantial amount of costs associated with the acquisition of such debt. The Loan Origination Costs are capitalized and amortized over the life of the debt. Upon early termination or conversion of the debt, any remaining costs are charged to Debt Sourcing Fees on a pro-rata basis.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $13,753 and $5,966 in the quarters ended September 30, 2006 and 2005, respectively and $42,471 and $27,408 in the nine months ended September 30, 2006 and 2005, respectively.

Share-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under the modified prospective transition method, recognized compensation cost for the nine months ended September 30, 2006 includes:1) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123 for the portion vesting in the quarter ended September 30, 2006; and 2) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with Statement 123(R). In accordance with the modified prospective method, the Company has not restated prior period results.

In the quarter ended September 30, 2006, the Company recognized share-based compensation cost of $270,392. For the nine months ended September 30, 2006, the Company recognized share-based compensation cost of $852,672, which consisted of $48,137 for services included in selling, general and administrative expenses and $804,535 in Employee Stock Option Compensation Expense. The Company did not capitalize any share-based compensation cost.

Prior to adopting Statement 123(R), the Company presented the tax benefit, if any, of stock option exercises as operating cash flows. Statement 123(R) requires that tax benefits, if any, resulting from tax deductions in excess of the compensation cost recognized for those options be classified as financing cash flows.

Statement 123(R) also requires companies to calculate an initial “pool” of excess tax benefits available at the adoption date to absorb any tax deficiencies that may be recognized under Statement 123(R). The pool includes the net excess tax benefits that would have been recognized if the Company had adopted Statement 123 for recognition purposes on its effective date.

The Company has elected to calculate the pool of excess tax benefits under the alternative transition method described in FASB Staff Position (“FSP”) No. FAS123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which also specifies the method the Company must use to calculate excess tax benefits reported on the statement of cash flows. The Company is in a net operating loss position; therefore, no excess tax benefits from share-based payment arrangements have been recognized for the nine months ended September 30, 2006.

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The following table illustrates the effect on net income and net income per share as if the fair-value-based method under SFAS 123 had been applied. Option forfeitures are accounted for as they occurred and no amounts of compensation expense have been capitalized into inventory or other assets, but instead are considered period expenses in the pro forma amounts.

	Three Months Ended September 30, 2005	Nine months ended September 30, 2005
Net loss, as reported	$(1,666,198)	$(4,399,465)
Add: Stock based employee compensation expense included in reported net loss, net of related tax effects	7,500	22,500
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	0	(294,511)
Pro forma net loss	(1,658,698)	(4,671,220)
Loss per share:
Basic and Diluted—as reported	$(0.02)	$(0.05)
Basic and Diluted—pro forma	$(0.02)	$(0.05)

As noted above, the Company has shareholder-approved stock incentive plans for employees under which the Company has granted non-qualified and incentive stock options. Options granted under these plans have generally been at a price per share not less than the fair market value per share of common stock on the date the option is granted. The options generally vest over a one-year period and expire ten years from the date of grant. Certain option and share awards provide for accelerated vesting upon a change in control or normal or early retirement (as defined in the plans).

As of September 30, 2006, there was $449,718 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the stock incentive plan of which the costs expected to be recognized are $248,050 in in the fourth quarter of 2006 and $201,668 in 2007.

For the nine months ended September 30, 2006, the Company based expected volatility on both historical volatility and implied volatility on the Company’s stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company used historical data to estimate expected option exercise and post-vesting employment termination behavior. The Company utilized the risk-free interest rate for periods equal to the expected term of the option based upon the U.S. Treasury yield curve in effect at the time of the grant. The Company has no intention of declaring any dividends.

For the nine months ended September 30, 2006, the Company has estimated the fair value of each option award on the date of grant using the Black-Scholes model. The Company based expected volatility on historical volatility. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company estimated the fair value of options awarded during the nine months ended September 30, 2006 using the Black-Scholes option pricing based on the following assumptions:

2006
Expected term until exercised, years	5
Expected stock price volatility, average	31%
Risk-free interest rate, zero coupon U.S. Treasury Notes	4.8%
Expected dividend yield	0
Weighted-average fair value per option	$0.30

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A summary of option activity as of September 30, 2006 and changes during the nine months then ended is presented below:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Shares	Exercise Price	Term
Balance, December 31, 2005	11,810,392	$0.26
Granted	2,508,000	0.30
Exercised	(416,561)	0.25
Forfeited or expired	(562,500)	0.31
Balance, September 30, 2006	13,339,331	0.27	7.08
Options Exercisable, September 30, 2006	10,999,924	0.27	6.62

Cash received from option exercises under all share-based payment arrangements for the nine months ended September 30, 2006 was $104,571. No tax benefit was realized from option exercises of the share-based payment arrangements for the three and nine months ended September 30, 2006 and 2005.

Equity Security Transactions

The Board of Directors has established the fair value of common stock based upon quoted market prices existing at the dates such equity transactions occurred.

Net Loss Per Common Share

Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company’s basic and diluted loss per share attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the nine months ended September 30, 2006 and September 30, 2005 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be antidilutive due to the Company’s losses. Below is a table of the potential issuable shares as of September 30, 2006 and 2005:

	As of September 30, 2006	As of September 30, 2005
Warrants	21,555,704	36,789,366
Debt conversion rights	7,277,026	28,060,359
Stock options	13,339,331	10,246,195
Preferred stock conversion rights	4,558,479	611,111
Total	46,730,540	75,707,031

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement 157, “Fair Value Measurements.” This Statement, effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, provides guidance for using fair value to measure assets and liabilities. This Statement does not expand the use of fair value in any new circumstances, and the Company does not believe that it will have a material impact on the Company’s results of operations and financial condition.

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In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Company does not expect this adoption of this interpretation to have a material impact on the company’s consolidated financial statements. This interpretation is effective for fiscal years beginning after December 15, 2006.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” was issued. SFAS No. 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Note (4) Proposed Acquisition

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX (‘ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space              power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

With the combined technologies of the Company and ENTECH, solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of massive solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significant less amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. ENTECH will continue to perform its highly successful contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence the Company made a $500,000 non-refundable payment to ENTECH to be used for operating and working capital requirements of ENTECH.

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Note (5) Contracts in Progress

	September 30, 2006	December 31, 2005
Costs incurred to date on contracts	$8,310,147	$2,442,477
Estimated earnings, less foreseeable losses	1,767,201	(527,021)
	10,077,348	1,915,456
Billings to date	(7,326,203)	(1,480,273)
Net costs and estimate earnings/losses in excess of billings	$2,751,145	$435,183
These amounts are included in the accompanying condensed consolidated balance sheets under the following captions:
Costs and estimated earnings/losses in excess of billings	$2,892,494	$466,985
Billings in excess of costs and estimated earnings/losses	(141,349)	(31,802)
	$2,751,145	$435,183

Note (6) Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005
Office furniture and equipment	$108,300	$122,205
Vehicles	78,143	79,634
Computers	16,568	64,719
Test equipment and assembly fixtures	14,999	34,903
Leasehold improvements	5,453	7,171
	223,463	308,632
Less accumulated depreciation and amortization	(25,129)	(258,017)
Equipment and leasehold improvements, net	$198,334	$50,615

Note (7) Intangible Assets

Intangible assets are listed below and associated accumulated amortization as of September 30, 2006 and December 31, 2005.

	September 30, 2006	December 31, 2005
Loan origination costs	$661,634	$661,634
Accumulated amortization	(570,884)	(373,946)
Loan origination costs, net	$90,750	$287,688

Non-compete agreement, customer list and trade name	$123,000	$123,000
Accumulated amortization	(43,333)	(13,333)
Non-compete agreement, net	$79,667	$109,667

Purchased customer contracts	$98,500	$98,500
Accumulated amortization	(98,500)	(98,500)
Purchased customer contracts, net	$—	$—

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Note (8) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005
Accounts payable	$2,548,812	$1,616,206
Accrued salaries	162,166	250,085
Accrued interest	255,961	226,446
Accrued warranty reserve	265,791	109,387
Accrued sales commission	60,122	56,991
Accrued payroll taxes and withholdings	13,127	13,127
Other accrued expenses	92,370	16,365
Total	$3,398,349	$2,288,607

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Note (9) Long-Term Debt and Notes Payable

Long-term debt (including convertible debt) and notes payable, excluding related party transactions (see Related Party Transaction note below), consist of the following uncollateralized loans outstanding at September 30, 2006 and December 31, 2005:

					Option to Pay
					Interest in		Potential
					either	Conversion	Number of	September 30, 2006			December 31, 2005
Maturity Date	Holders of Loans	Stated Interest Rate	Effective Interest Rate	Interest Period	Common Stock or Cash	Price of Common Stock	Shares Upon Conversion	Face Amount		Net Amount Outstanding	Face Amount	Net Amount Outstanding

2006	Funds & Qualified Individual Investors	10%	19-30%	Semi- Annual	Yes	$0.150	200,000	30,000	A	28,937	235,000	12,887

2007	Funds & Qualified Individual Investors	10%	19-30%	Semi- Annual	Yes	$0.18	1,233,667	185,050	B	183,724	267,550	230,842

2008	Funds & Qualified Individual Investors	10%	19-30%	Majority Monthly	Yes	$0.18	5,500,000	950,000	C	15,000	3,675,000	—

On Demand	Qualified Individuals	0% to 10%	0% to 15%	Majority Monthy & Semi- Annua	l	No	N/A	518,600	D	391,368	3,000	3,000

On Demand	Qualified Individual Investors	10%	10%	Maturity	No	$0.400	132,500	53,000	E	53,000	53,000	53,000

Stated Maturity Date 1997	Qualified Individual Investor	8%	8%	Maturity	No	$0.400	125,000	50,000	F	50,000	50,000	50,000

Not Stated	Qualified Individual Investors	Not stated— imputed at 4.5%	4.50%	Not stated	N/A	$0.495	85,859	42,500	G	42,500	42,500	42,500

2010	Financial Institutions	8%		Monthly principal & interet payments	No	N/A	N/A	110,747	H	110,747	107,475	107,475
						Total	7,277,026	$1,939,897		875,276	$4,433,525	499,704

							Less current portion			487,601		161,387
							Long-term portion			$387,675		$338,317

(a) In 2004, the Company entered into loan agreements with individual investors totaling $30,000. These loan agreements bear 10% interest.

(b) In 2004, the Company entered into loan agreements with individual investors totaling $185,050. These loan agreements bear 10% interest.

(c)           In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of $0.18 or the average of the preceding 10 trading days prior to closing of the transaction. The preceding 10-day average was $0.28, therefore the $0.18 price was used. The shares were fixed and determinable as of the date of the closing of the loan.

In July 2005, the Company issued Convertible notes to three investors (terms discussed above). The Company determined that the embedded conversion options did not require bifurcation and fair value accounting in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and

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EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”. The Company concluded that EITF 00-27: “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) should have been applied.

The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method. The assumptions used were the following: Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate: 0.0% and Risk Free Interest Rate: 3.99%. The result was a fair value of approximately $0.1486. The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.

The warrants issued are not treated as a derivative in accordance with FAS 133 as they do not meet all the criteria in paragraph 6. As a result, the Company researched EITF 00-19 and noted that the warrants do not require a cash settlement or company repurchase option and as a result the warrants are classified as permanent equity in accordance with consensus reached in paragraph 9 of EITF 00-19.

The warrants were accounted for as equity and the allocation of the proceeds were based upon the relative fair values of the debt and warrants in accordance with paragraph 15 of APB 14.

The Company noted that the fair market value of the stock on the date of issuance was lower than the conversion price of $0.18 (effective conversion price of $0.13). The Company noted a debt discount attributable to the fair value of the warrants and the Beneficial Conversion Feature (“BCF”) in the amount of $1,428,547 and $2,171,452, respectively. We note that the total debt discount attributable to the debt would have exceeded the cash proceeds allocated to the debt, however EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the discount is limited to the amount of the proceeds allocated to the convertible instrument, therefore the amounts attributed to the BCF is limited to $2,171,452. As a result, the face value of the debt upon issuance is essentially $1.

The Company will be amortizing the debt discount over the term of the debt using the effective interest method (EITF 00-27, Issue#6). If and when a conversion (or partial conversion) occur, any unamortized debt discount will be accelerated (proportionately) and recognized in the that periods statement of operations.

For the three and nine months ended September 30, 2006, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $81,000 and $2,690,983, respectively. For the three and nine months ended September 30, 2005, the Company recognized interest expense related to the July 2005 convertible notes in the amount of $2 and $2, respectively. As of September 30, 2006 there was $3,599,998 of unamortized debt discount.

(d) Loans payable to individual investors totaling $518,600. These loans were entered into in 1997.  The notes bear 10% interest and are payable on demand.

(d) Loans payable to individual investors totaling $53,000. These loans were entered into in 2000.  The notes bear 10% interest and are payable on demand.

(f) Loans payable to individual investors totaling $50,000. These loans were entered into in 1992.  The notes bear 8% interest and had an original maturity date of October 14, 1997.

(g) Loans payable to individuals, with no stated interest rate or maturity date. Imputed interest is calculated at a rate of 4.50% and is included in accrued interest.

(h) Loans payable to individual investors totaling $110,747. These loans were entered into in 2005.  The notes bear 8% interest and have an original maturity date in 2010.

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The maturities of long-term debt (face amount) as of September 30, 2006 from above are:

2006	$30,000
2007	876,837
2008	977,687
2009	27,687
2010	27,686
Total	$1,939,897

Note (10) Related Party Transactions

Notes Payable

The Company had outstanding notes payable owed to directors, officers and employees of the Company as of September 30, 2006 and December 31, 2005 as follows:

	September 30, 2006	December 31, 2005
Directors	$3,000	$3,000
Officers and employees	115,471	32,748
Total	118,471	35,748
Less current maturities	(118,471)	(35,748)
Total long term note payable, related party	$—	$—

Notes payable to directors, officers and employees are due on demand and accrue interest at 10% per annum.

Other Related Party Transactions

Through June 30, 2006, the Company had leased office and laboratory facilities from the Chairman of the Company at which date the lease was terminated. Lease payments to the Chairman were $51,450 in the nine months ended September 30, 2006 and $27,000 in the nine months ended September 30, 2005, respectively, plus utilities and maintenance.

Included in accrued sales commissions as of September 30, 2006 and December 31, 2005 are $58,622 and $46,919, respectively, owed the Chairman under a management services fee agreement that expired December 31, 2005.

Note (11) Convertible Preferred Stock and Redeemable Convertible Preferred Stock

Series B Convertible Preferred Stock

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the former Philippine subsidiary of the Company. The conversion privileges, which expired September 2003, were either into 10% of the Company’s former Philippine subsidiary WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company’s position that the holder of these preferred shares failed to convert to shares of the Company’s common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company’s position that the obligations for the payment of dividends on such shares also terminated on that date. The Company is engaged in negotiations with the holder of the Series B preferred

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shares to resolve the disputed terms of conversion. Dividends were accrued through September 30, 2004 at the rate of 7%.

Series C Redeemable Convertible Preferred Stock

The Company has issued 750,000 shares of Series C 6% Redeemable Convertible Preferred Stock at $1.00 per share. The Series C Redeemable Convertible Preferred Stock proceeds are to be used to fund: (i) a $500,000 payment made to the ENTECH, Inc. (“ENTECH”) to secure a binding letter of intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (i) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

The Series C Redeemable Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity which will be formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C Redeemable Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on the earlier to occur of: (a) the termination of the proposed ENTECH acquisition; or (b) the closing of the proposed ENTECH acquisition; or (c) December 31, 2006.

Dividends on the Series C Redeemable Convertible Preferred Stock will accrue at the annual rate of 6%, payable the first day of each month. During the period July 1, 2006 through June 30, 2007 dividends will be accrued but not paid. All accrued and unpaid dividends will be payable upon conversion.

Note (12) Common Stock Transactions

Common stock transactions during the nine months ended September 30, 2006 consisted of the following:

		Price Per
	Share	Share
Shares Issued and Outstanding December 31, 2005	108,786,940
Conversion of Convertible Loans	17,055,557	$0.18
Warrants exercised	16,620,276	0.19
Shares issued to induce warrant holder to exercise warrant	1,111,111	0.22
Shares issued in lieu of payment of cash for interest	181,432	0.28
Stock options exercised	416,561	0.28
Shares issued as compensation for financial advisory and business development services	761,311	0.36
Shares issued during the nine months ended September 30, 2006	35,735,137	0.19
Shares issued and Outstanding September 30, 2006	144,933,188

The common stock issued in connection with the goods and services in Note 12 of the Company’s Form 10-Q/A were issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered. The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FAS 123R, paragraph 7. The Company notes that the amount expensed in the Company’s Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

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Note (13) Warrant Transactions

The Company accounts for transactions with non-employees, in which financing, goods or services are the consideration received for the issuance of equity warrant instruments under the fair value method. The fair value of warrants issued was calculated using the Black-Scholes pricing model with the following assumptions: dividend yield of zero percent; average expected volatility of 37%; average risk free interest rate of 4.33%, and an average term of 1 year were used to value warrants issued in the nine months ended September 30, 2006. The relative fair value of the warrants resulted in non-cash expense charges of $1,216,189 and $99,722 for the nine months ended September 30, 2006 and 2005, $0.00 and $28,885 for the three months ended September 30, 2006 and 2005. All warrants are exercisable.

In the nine months ended September 30, 2006, the Company raised $3,422,415 through the exercise of 16,620,276 warrants at an average price of $0.22 per share.  The Company offered short-term inducements to warrant holders to exercise warrants early which resulted in warrant inducement fees of $1,588,432 being recorded in the nine months ended September 30, 2006. In the first nine month the Company offered warrant holders having warrants with exercise prices greater than $0.20 per share the opportunity to exercise their warrants at $0.20 per share provided warrants were exercised prior to September 30, 2006. The Company recognized an expense of $1,064,223 determined using Black-Scholes option pricing model for 5,309,417 warrants exercised and the difference between the original face price of the warrant and the actual price paid for 1,706,667 warrants exercised. To induce two warrant holders to exercise early, the Company issued 1,083,614 warrants at an average exercise price of $0.37. The Company recognized an expense of $151,966 determined using the intrinsic value. In addition, to induce a warrant holder to exercise early, the Company issued shares of common stock equal to a percentage of the warrants exercised resulting in an expense of $127,799 being incurred.

Warrant transactions consisted of the following through the year ended September 30, 2006:

	Exercisable
	Warrants	Stock Price
Warrants Outstanding As of December 31, 2005	36,789,366	$0.15 to $0.50

a) Warrants granted to induce exercise of existing warrants	1,588,432	$0.37
b) Warrants granted for services	245,182	0.41
Exercise of Warrants	(16,620,276)	0.19
Expired Warrants	(447,000)	0.28

Warrants Outstanding As of September 30, 2006	21,555,704	$0.15 to $0.50

Terms and conditions of the above warrant transactions are listed below:

a) Detachable warrants issued in the second quarter to various non-employees with a term ranging from 3-5 years

d) Warrants issued in the first quarter for outside services from non-employees with a term of 3 years

Warrants outstanding expire as follows:

	Warrants	Strike
Year	Expiring	Price
2007	3,108,999	$0.15-0.50
2008	2,551,697	0.15-0.37
2009	14,888,317	0.15-0.41
2011	1,006,691	0.35-0.375
	21,555,704

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Note (14) Commitments and Guarantees

The Company’s commitments and guarantees as of September 30, 2006, for the remainder of 2006 and the years 2007 through 2010 and thereafter are estimated below:

Amounts rounded	Remainder
in thousands	of 2006	2007	2008	2009	2010	Thereafter	Total

Long-tem debt maturities	$664,100	$185,050	$950,000	$0	$110,747	$0	$1,909,897
Employment obligations	179,000	265,500	110,000	0	0	0	554,500
Renewable energy credit guarantee obligations	12,329	73,976	73,976	73,976	73,976	81,515	389,748
Operating lease payments	55,181	143,000	54,000	18,000	0	0	270,181
Repayment of grant	59,184	118,367	0	0	0	0	177,551
Total	$969,794	$785,893	$1,187,976	$91,976	$184,723	$81,515	$3,301,877

Operating Leases

The Company’s executive office, research and development facility is housed in a leased 13,270 square foot site located at 55 Route 31 South, Pennington, New Jersey. The operating lease expires June 25, 2007. The Company has leased office space in Applegate, California through April 30, 2009.

Employment Agreements

The Company has entered into employment agreements with its Chairman, Chief Executive Officer, Chief Financial Officer, and certain key employees of the Company which have remaining terms extending through July 2007. Employment benefits include auto allowances, participation in Company health insurance coverage, and, in the case of the Chairman, maintenance of a whole life insurance policy whose beneficiary is the Chairman’s spouse.

Note (15) Contingencies

The Company is subject to various claims and suits from time to time in the ordinary course of its business. The Company is not aware of any pending or threatened litigation that could have a material adverse effect on the Company’s business, financial condition or results of operations.

Note (16) Supplemental Disclosure of Cash Flow Information

	Nine Months Ended	Three Months Ended	Nine Months Ended	Three Months Ended
	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2005
Cash paid for interest	$86,975	$14,064	$149,699	$97,733

The Company had non-cash debt conversion of $3,012,500 for nine months and $125,000 for three months ended September 30, 2006.

Note (17) Subsequent Events

New Debt Instruments

Subsequent to September 30, 2006, the Company borrowed funds for short-term working capital requirements. $400,000 was borrowed on October 2, 2006. The debt carries an annual interest rate of 10%; in addition, the Company approved the issuance of 125,000 three year warrants with a price of 0.18.

In addition, on October 27, 2006, the Company borrowed $400,000 for short-term working capital requirements. The loan accrues interest at 1% per month and comes with 200,000 unregistered shares of the Company’s stock if the loan is paid off within 30 days; should the loan be paid after 30 days but within the due date if 60 days, an additional 50,000 unregistered shares will accrue.

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ITEM 2.                    MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

Statements in this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report on Form 10-QSB concerning the Company’s outlook or future economic performance; anticipated profitability, gross billings, commissions and fees, expenses or other financial items; and, statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (1) that there can be no assurance that the Company will grow and/or manage its growth profitably, (2) risks associated with reliance on governmental regulations, (3) competition, (4) the Company’s results have fluctuated in the past and are expected to fluctuate in the future, (5) the loss of services of key individuals which could have a material adverse effect on the Company’s business, financial condition or operating results, and (6) risks associated with operating in emerging countries.

OVERVIEW

WORLDWATER & SOLAR TECHNOLOGIES Corp. is a solar engineering and project management company with unique, high-powered solar electric technology and expertise, providing alternative energy solutions to a wide variety of customers, primarily in domestic markets. Until 2002, WorldWater’s business was focused exclusively on providing developing countries with water and power solutions. Since then, the Company has placed increasing emphasis on domestic markets, principally in California, New Jersey, and surrounding states, and is addressing the needs of residential, commercial and industrial customers, in both the public and private sectors. The Company will continue to selectively submit proposals to various foreign governments in need of solving critical water supply and energy problems using the Company’s proprietary solar technology.

With significantly rising energy prices and related shortages, along with significant state and federal incentives, and utility company rebate programs, domestic markets have emerged as the Company’s highest priority. WorldWater is uniquely positioned to deliver a wide range of product and service offerings, from solar-powered equipment and installations, both fixed and mobile, to large-scale, turnkey solar energy and water system solutions, specializing in variable frequency drive (VFD) applications that deliver high customer value. The foundation and enabler for these offerings is WorldWater’s substantial technical expertise and proprietary solar technology, including its AquaMax™ System, AquaDrive™ Controller, AquaMeter™ Water Meter, and soon to be introduced, Mobile MaxPure™.

The Company continues to move from an entrepreneurial operating mode to that of a fast growth company. In this connection, significant effort is being made towards the development of policies, procedures and processes to bring greater efficiency and effectiveness to all areas of the business, with particular emphasis on the technical, commercial and financial evaluation of prospective projects and the successful execution and profitability of awarded contracts.

Importantly, the Company will continue work to develop innovative new products to meet customer needs, especially using new technology to clearly differentiate from current/competitive products.

The Company does not know whether it will be able to raise additional financing or financing on terms favorable to it. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund current operations or otherwise respond to competitive pressures will be significantly limited.

PROPOSED ACQUISITION OF ENTECH INC.

In June, 2006, the Company announced that it has entered into a Letter of Intent (LOI) with ENTECH, Inc. of Keller, TX (‘ENTECH’), to acquire all the outstanding stock of ENTECH upon completion of the necessary due diligence and after obtaining appropriate financing. ENTECH, a private company formed in 1983, is a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. ENTECH has developed concentrator solar power systems, supplied solar power for space missions for NASA, and installed ground-based concentrating solar systems in North America.

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With the combined technologies of the Company and ENTECH, solar systems will be capable of generating and delivering electrical and thermal energy on site at prices competitive to retail prices without relying on government sponsored rebates. ENTECH’s patented concentrator technology allows for the installation of massive solar “farms” with greatly reduced requirements for solar cell materials (silicon or multi-junction). Due to the advantages of ENTECH’s concentrator, a significantly less amount of silicon used in flat plate solar modules is required by current ENTECH modules to generate the same electrical power. Consequently, the ENTECH technology greatly lessens the impact of the silicon material shortage currently constricting flat plate solar panel supply. ENTECH concentrators utilize a two-axis tracker to follow the sun’s position throughout the day, maximizing energy production.

ENTECH’s technology can produce photovoltaic electricity, or thermal energy (heat) for commercial uses such as for heating and/or air conditioning. When applied in a combined fashion for onsite power applications, the cost to the customer can be significantly less for electricity generated and for BTU of heat provided versus separate competing systems currently on the market while being competitive with current retail energy prices.

It is the Company’s intention to purchase ENTECH through a newly-formed subsidiary. The financing of the acquisition is intended to be based solely on the business prospects and assets of the acquired entity, ENTECH.

As a proposed subsidiary of the Company, ENTECH will maintain its identity, location, and business operations in both terrestrial and space solar energy. ENTECH will continue to perform its highly successful contract work for NASA, the U.S. Department of Defense, and other customers, as well as its internal R&D programs leading to improved future products.

To obtain the exclusive opportunity through December 31, 2006 to conduct due diligence, the Company made a $500,000 payment to ENTECH. The deposit and the anticipated cost of due diligence has been financed by the issuance of $750,000 of Series C Redeemable Convertible Preferred Stock.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The condensed consolidated financials are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company’s history of recurring losses, a working capital deficit, and a stockholders’ deficiency, raise substantial doubt about the Company’s ability to continue as a going-concern. The Company continues to market its products domestically and internationally. However, there can be no assurances that the Company will be successful in its marketing efforts or in its ability to raise additional financing to remain a going-concern. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this going-concern uncertainty.

The preparation of condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of these condensed consolidated financial statements:

REVENUE RECOGNITION

The Company derives revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

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Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectibility is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, such that their ability to make payments was impaired, additional allowances could be required.

SHARE-BASED COMPENSATION

The Company accounts for transactions in which it exchanges equity instruments for goods and services (including employee compensation) in accordance with FASB Statement No. 123R utilizing the Black Scholes valuation model to estimate fair value of transactions entered and market indexes.

ACCOUNTING FOR INCOME TAXES

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its condensed consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of September 30, 2006 and December 31, 2005, an allowance equal to 100% of the deferred tax asset was recorded.

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RESULTS OF OPERATIONS—QUARTER ENDED SEPTEMBER 30, 2006

Contract Revenue. Contract revenue for the quarter ended September 30, 2006 amounted to $6,478,269, and represents 99% of the Company’s revenue. All contract revenue was generated by domestic projects. The Company had contract revenue of $609,791 in the quarter ended September 30, 2005.

Two commercial projects account for $6,053,000 or 93% of domestic contract revenue in quarter ended September 30, 2006, and include the following projects:

CAPACITY (kW)	PROJECT	CUSTOMER	LOCATION	AMOUNT
894.0	Net Metering /Water Pumping	Agriculture	CA	$5,872,000
48.1	Net Metering	School	NJ	181,000
				$6,053,000

Residential projects account for $163,000 of contract revenue.

Grant Revenue. The Company recognized grant revenue of $53,429 in the third quarter of 2006 from the U.S. Trade and Development Agency (USTDA). The USTDA grant is specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue. Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue. Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts. The Company generated gross profit on contracts totaling $1,474,946. This amount represents gross margin of $1,478,946, generated on projects, offset by loss provisions of $4,000 on projects.

Gross Profit (Loss) on Grants. A loss of $23,364 was earned in connection with the Company’s grant revenue from the USTDA grant.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses (MG&A) for the quarter ended September 30, 2006, amount to $1,791,387, and consists primarily of salaries, payroll taxes, employee benefits, employee stock option compensation expense, travel, professional fees, including legal, accounting and consulting fees, rent, insurance, sales and marketing expenses, and office expenses.

The 2006 third quarter expenses represent an increase of $655,457 or 57% over the third quarter of 2005.

The Company’s 2006 adoption of SFAS No. 123R, “Shared-Based Payment”, has resulted in $270,392 stock based employee compensation cost recorded in the quarter ended September 30, 2006.

The acquisition of Quantum Energy Group (in September 2005) has resulted in MG&A expenses of $214,415 in the third quarter of 2006 versus $24,039 in the comparable quarter in 2005. These expenses reflect the addition of Quantum’s engineering and construction management personnel, administrative personnel, and related expenses.

MG&A expenses at the Pennington location have increased $209,794, due principally to increased personnel involved in marketing and sales, and the increased usage of outside consultants engaged to support the Company’s business development activities and address the infrastructure needs of the Company.

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Debt Sourcing Fees and Commissions. The Company historically has financed its operations through a combination of convertible debt, convertible preferred stock, and equity. To date, ongoing operations have been a net user of capital, and this is expected to continue through the end of 2006. The result of having to rely on outside sources of capital for financing has been very costly for the Company. Significant debt sourcing fees and commissions are expected to continue to be incurred in 2006 until the Company’s contract revenue and related gross profit grows to a level that covers, and then exceeds, operating expenses. In 2006, the $1,175 in debt sourcing fees and commissions is amortization of cost incurred in 2005 and is being amortized over the term of the debt raised.

Research and Development Expense. Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the quarter ended September 30, 2006 were $65,979, an increase of $65,979 over the third quarter of 2005. This increase is due primarily to costs associated with the development of the Company’s new MobileMaxPure™, a transportable solar-powered water purification unit.

Loss from Operations. In the quarter ended September 30, 2006, the Company incurred a loss from operations of $405,784, a decrease of $948,493 or 70% over the $1,354,277 loss during the same period in 2005. The decreased loss is primarily due to increases in MG&A Expenses of $655,457 and Research and Development Expenses of $65,979, offset by increased gross margin of $1,451,582.

Warrant Exercise Inducement Fees.  In the quarter ended September 30, 2006 the Company raised $3,422,415 through the exercise of 16,620,276 warrants at an average price of $0.19 per share. The Company offered short-term inducements to warrant holders to exercise warrants early which resulted in warrant inducement fees of $244,444 being recorded in the quarter ended September 30, 2006.

Interest Expense. Interest expense was $138,403 for the quarter ended September 30, 2006, a decrease of $140,006 or 50% for the same period in 2005. This reflects a decrease in the average outstanding during 2006 compared to 2005 combined with an increase in the average interest rate on borrowed funds.

Net Loss. In the quarter ended September 30, 2006, the Company incurred a net loss of $869,459, a decrease of $796,739 over the $1,666,198 loss for the comparable quarter in 2005. The decreased loss is primarily due to the decreased loss from operations of $405,784 and decreases in Warrant Exercise Inducement Fees of $244,444.

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RESULTS OF OPERATIONS—NINE MONTHS ENDED SEPTEMBER 30, 2006

Contract Revenue. Contract revenue for the nine months ended September 30, 2006 amounts to $10,077,348, and represents 98 % of the Company’s revenue. All contract revenue was generated by domestic projects. The Company had $810,497 in contract revenue in the nine months ended September 30, 2005.

Eight commercial projects account for $9,264,000, or 91% of domestic contract revenue for the nine months ended September 30, 2006, and include the following projects:

CAPACITY (kW)	PROJECT	CUSTOMER	LOCATION	AMOUNT
894.0	Net Metering / Water Pumping	Agriculture	CA	$5,872,000
96.6	Net Metering	Commercial	CA	549,000
26.2	Net Metering	College	NJ	157,000
500	Net Metering	Utility	NJ	347,000
226.8	Net Metering / Water Pumping	Agriculture	CA	1,531,000
44.1	Net Metering / Water Pumping	Agriculture	CA	289,000
48.1	Net Metering	School	NJ	295,000
44.1	Net Metering	Utility	CA	224,000
				$9,264,000

Residential projects account for $447,314 of contract revenue.

Grant Revenue. The Company recognized grant revenue of $198,000 in the nine months ended September 30, 2006. This is comprised of $173,000 from the U.S. Trade and Development Agency (USTDA) and $25,000 from the New Jersey Board of Public Utilities (NJBPU). The USTDA grant is specific to a pilot project for water supply in Sri Lanka. This project is designed to assess solar technology methods to provide safe, sustainable water supplies to people in six villages near the tsunami-ravaged southern coast of Sri Lanka.

Cost of Contract Revenue. Cost of contract revenue consists primarily of third party construction and installation expense, materials and supplies required for construction and component equipment, including solar panels, solar array, inverters, variable speed drives and meters.

Cost of Grant Revenue. Cost associated with grant revenue consists primarily of third party subcontracted costs incurred for consulting expenses and prototype costs. The Company expenses internal research, engineering and development costs, as incurred. See Research and Development expense below.

Gross Profit (Loss) on Contracts. The Company generated gross profit on contracts totaling $1,843,994. This amount represents gross margin of $2,003,647 generated on projects, offset by loss provisions of $0 on projects, and warranty provision of $159,653.

Gross Profit (Loss) on Grants. Gross profit of $15,635 was earned in connection with the Company’s grant revenue: a loss of $9,384 from the USTDA grant and a profit og $25,019 from the NJBPU grant.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses (MG&A) for the nine months ended September 30, 2006, amount to $5,446,202, and consists primarily of salaries, payroll taxes, employee benefits, employee stock option compensation expense, travel, professional fees, including legal, accounting and consulting fees, rent, insurance, sales and marketing expenses, and office expenses.

The 2006 first nine months expenses represent an increase of $2,380,608 or 78% over the first nine months of 2005.

The Company’s 2006 adoption of SFAS No. 123R, “Shared-Based Payment”, has resulted in $852,672 stock based employee compensation cost recorded in the nine months ended September 30, 2006 of which $826,672 was for its U.S. operations and $26,000 incurred in conjunction for the Company’s divestiture of the Philippine operation.

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The acquisition of Quantum Energy Group (in September 2005) has resulted in MG&A expenses of $725,024 in the first nine months of 2006 versus $24,255 in the comparable period in 2005. These expenses reflect the addition of engineering and construction management personnel, administrative personnel, and related expenses.

MG&A expenses at the Pennington location have increased $699,552 due principally to additional personnel involved in marketing and sales, and the usage of outside consultants engaged to support the Company’s business development activities and address the infrastructure needs of the Company.

MG&A expenses associated with the Company’s Philippines’ operations were approximately $79,000 in the first nine months of 2006 over the comparable period in 2005. This decrease represents costs associated with the divestiture of the Philippines subsidiary, principally, severance compensation (both cash and share-based compensation) to the former president of the operation, offset by lower operating expenses in 2006 due to the office closure.

Debt Sourcing Fees and Commissions. The Company historically has financed its operations through a combination of convertible debt, convertible preferred stock, and equity. To date, ongoing operations have been a net user of capital, and this is expected to continue through the end of 2006. The result of having to rely on outside sources of capital for financing has been very costly for the Company. Significant debt sourcing fees and commissions are expected to continue to be incurred in 2006 until the Company’s contract revenue and related gross profit grow to a level that covers, and then exceeds, operating expenses. In 2006, the $193,388 in debt sourcing fees and commissions is amortization of cost incurred in 2005 and is being amortized over the term of the debt raised.

Research and Development Expense. Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of the Company’s installations, and expand the Company’s product line. Research and development are critical to the Company’s strategic objectives of enhancing its technology to meet the requirements of its targeted customers. The Company expects to maintain, if not increase, its current level of expenditure for research and development on a going-forward basis. Research and development expenses incurred in the nine months ended September 30, 2006 were $217,260, an increase of $101,752 or 87% over the same period in 2005. This increase is due primarily to costs associated with the development of the Company’s new MobileMaxPure™, a transportable solar-powered water purification unit.

Loss from Operations. In the nine months ended September 30, 2006, the Company incurred a loss from operations of $3,803,833, an increase of $242,424 or 7% over the $3,561,409 loss during the same period in 2005. The loss is due to MG&A Expenses of $5,446,202, Debt Sourcing Fees and Commissions of $193,888, and Research and Development Expenses of $217,260, offset by increased gross margin of $2,239,936.

Warrant Exercise Inducement Fee.   In the nine months ended September 30, 2006, the Company raised $3,422,415 through the exercise of 16,620,276 warrants at an average price of $0.19 per share. The Company offered short-term inducements to warrant holders to exercise warrants early which resulted in warrant inducement fees of $1,216,189 being recorded in the nine months ended September 30, 2006. In the first nine month the Company offered warrant holders having warrants with exercise prices greater than $0.20 per share the opportunity to exercise their warrants at $0.20 per share provided warrants were exercised prior to September 30, 2006. The Company recognized an expense of $1,588,432 determine using Black-Scholes option pricing model for 5,309,417 warrants exercised and the difference between the original face price of the warrant and the actual price paid for 1,706,667 warrants exercised. To induce two warrant holders to exercise early, the Company issued 1,083,614 warrants at an average exercise price of $0.37. The Company recognized an expense of $151,966 determined using the intrinsic value. In addition, to induce a warrant holder to exercise early, the Company issued shares of common stock equal to a percentage of the warrants exercised resulting in an expense of $127,799 being incurred.

Interest Expense. Interest expense was $414,383 for the nine months ended September 30, 2006, a decrease of $431,311 or 51% from the same period in 2005. This reflects the decrease in the average convertible debt outstanding and by an increase in the average interest rate on borrowed funds.

Net Loss. For the nine month period ended September 30, 2006, the Company incurred a net loss of $8,595,211, a decrease of $4,195,746 from the $4,399,465 loss for the comparable period in 2005. The $8,595,211

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loss is due to the loss from operations of $3,803,833 plus Warrant Exercise Inducement Fees of approximately $1,588,432 and Interest Expense of $414,383.

HISTORICAL CASH FLOW ANALYSIS

The “Historical Cash Flows Analysis” section discusses consolidated cash flow from operations, investing activities and financing activities.

Cash Flows from Operating Activities

	Nine months ended September 30,
	2006	2005
Net Cash Used in Operating Activities	$(4,725,264)	$(2,413,831)

In the nine months ending September 30, 2006, the Company had increase in net cash used in operating activities of $2,129,855 in a period when the Company had an increase in net loss of $4,195,746. An analysis of the increased loss is above in the RESULTS OF OPERATIONS discussion. An increase in non-cash charges in 2006 offset the increased net loss and increases in the Company’s working capital during the first nine months of 2006. Below is a reconciliation of the increase in net cash used in operating activities.

Increases (decreases) in non-cash charges:
Issuance of warrants as inducement for warrant exercise	$1,116,467
Stock based employee compensation cost	852,672
Amortization of interest expense	(332,819)
Amortization of loan origination costs	151,248
Issuance of stock for services	226,998
Issuance of options and warrants for services	118,137
Beneficial conversion feature of convertible notes	2,690,981
Issuance of stock in lieu of interest	(307,479)
Depreciation and amortization	(4,008)
4,512,197)

Changes in timing of cash receipts and disbursements related to working capital items	(2,627,884)

Change in net loss-2006 compared to 2005	(4,195,746)
Increase in net cash used in operating activities	$(2,311,433)

Cash Flows Used in Investing Activities

	Nine months ended September 30,
	2006	2005
Net Cash Used in Investing Activities	$(668,212)	$(11,703)

On September 30, 2006, The Company made a non-refundable deposit of $500,000 towards the proposed acquisition of ENTECH, Inc., a developer and manufacturer of advanced concentrating solar photovoltaic and thermal technologies for terrestrial and space power applications. In the nine months ended September 30, 2006 and 2005, investing activities included the purchase of office equipment including computers and furniture for the increased work force of the Company.

In the nine months ended September 30, 2006 and 2005, investing activities included the purchase of office equipment including computers and furniture for the increased workforce.

Cash Flows from Financing Activities

	Nine months ended September 30,
	2006	2005
Net Cash Provided By Financing Activities	$4,668,465	$3,890,064

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In the nine months ended September 30, 2006 and 2005, the Company financed its operations principally through the issuance of common stock as the result of private sales and the exercise of warrants and stock options.

Issuance of Series C Redeemable Convertible Preferred Stock

In June, 2006, the Company issued 625,000 shares of Series C 6% Redeemable Convertible Preferred Stock at $1.00 per share. During the quarter ended September 30, 2006, the Company issued an additional 125,000 shares of Series C 6% Redeemable Convertible Preferred Stock at $1.00 per share. The Series C Redeemable Convertible Preferred Stock proceeds are to be used to fund: (i) a $500,000 payment made to the ENTECH, Inc. (“ENTECH”) to secure a binding letter of intent allowing the Company the opportunity to conduct due diligence for the proposed acquisition of all of the common shares of ENTECH by the Company or an affiliate; and (ii) due diligence expenses directly incurred in connection with the proposed acquisition transaction.

The Series C Redeemable Convertible Preferred Stock held by each subscriber is convertible on an all or none basis, into either: (i) common stock of the Company; or (ii) each holder’s proportionate share of a 6.5% interest in the entity which will be formed for the purpose of purchasing the common shares of ENTECH. Each holder of the Series C Redeemable Convertible Preferred Stock may elect to convert into his or her proportionate share of a 6.5% interest in the entity formed to purchase the common stock of ENTECH during the 120 day period following the closing of the ENTECH transaction or, alternatively, may convert into the common stock of the Company at any time prior to January 1, 2009, provided that the issuance of a sufficient number of additional shares of common stock of the Company are authorized prior to such date. The conversion price to be used for conversions into common stock of the Company will be equal to the closing bid price of the common stock on the earlier to occur of: (a) the termination of the proposed ENTECH acquisition; or (b) the closing of the proposed ENTECH acquisition; or (c) December 31, 2006.

Dividends on the Series C Redeemable Convertible Preferred Stock will accrue at the annual rate of 6%, payable the first day of each month. During the period July 1, 2006 through September 30, 2007 dividends will be accrued but not paid. All accrued and unpaid dividends will be payable upon conversion.

Exercise of Warrants

In the nine months ended September 30, 2006, the Company raised $3,422,415 through the exercise of 16,620,276 warrants at an average price of $0.19 per share.  The Company offered short-term inducements to warrant holders to exercise warrants early which resulted in warrant inducement fees of $1,588,432 being recorded in the nine months ended September 30, 2006. In the first nine month the Company offered warrant holders having warrants with exercise prices greater than $0.20 per share the opportunity to exercise their warrants at $0.20 per share provided warrants were exercised prior to September 30, 2006. The Company recognized an expense of $1,064,223 determine using Black-Scholes option pricing model for 5,309,417 warrants exercised and the difference between the original face price of the warrant and the actual price paid for 1,706,667 warrants exercised. To induce two warrant holders to exercise early, the Company issued 1,083,614 warrants at an average exercise price of $0.37. The Company recognized an expense of $151,966 determined using the intrinsic value. In addition, to induce a warrant holder to exercise early, the Company issued shares of common stock equal to a percentage of the warrants exercised resulting in an expense of $127,799 being incurred.

In the nine months ended September 30, 2005, the Company issued and sold 470,741 shares of common stock at a price of $0.27 per share resulting in proceeds of $200,000 under a stock purchase agreement. In addition, 7,384,946 warrants were exercised with an average price of $0.22 per share resulting in proceeds of $1,624,688 and 1,380,382 options were exercised with an average price of $0.23 per share resulting in proceeds of $315,188.

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LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, WORLDWATER & SOLAR TECHNOLOGIES Corp. (“WorldWater/Company”) had working capital of $224,020, a stockholders’ deficiency of $352,232, and a net loss of $8,595,211 for the nine months ended September 30, 2006.

The condensed consolidated financial statements included herein are presented on the basis that the Company will continue as a going-concern. The going-concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company’s history of recurring losses, a working capital deficit, and a stockholders’ deficiency raise substantial doubt about the Company’s ability to continue as a going-concern. The Company has historically financed operations and met capital expenditures requirements primarily through sales of capital stock and, to a lesser extent, research revenues and solar system equipment sales. Management continues to raise capital through the sale of common stock and additional borrowings.

The Company is presently in negotiations with an investor for financing that will provide sufficient funds to allow execution of the Company’s Business Plan and provide adequate cash to fund operations at least through 2007. While the Company expects this transaction to be closed within the next few weeks, there can be no assurance that this transaction will be closed.

Below is a table showing the potential issuable shares and available authorized common to be issued as of September 30, 2006 and December 31, 2005.

	As of September 30, 2006	As of December 31, 2005
Number of authorized common shares:	275,000,000	200,000,000

Shares Outstanding	144,933,188	108,787,000

Potential shares
Warrants	21,555,704	36,789,000
Debt conversion rights	7,277,026	24,333,000
Stock options	13,339,331	11,810,000
Preferred stock conversion rights	4,568,478	611,000
Total	46,740,539	73,543,000

Available common shares to be issued	83,326,273	17,670,000

RISKS AND UNCERTAINTIES

Additional Financing

The Company needs additional financing to execute its business plan and to enhance its intellectual property rights, respond to competitive pressures, and develop complementary businesses or necessary technologies. The Company does not know whether it will be able to raise additional financing on favorable financing terms. If adequate funds are not available or are not available on acceptable terms, the Company’s ability to fund its operations and expand its sales distribution network, or otherwise respond to competitive pressures will be significantly limited.

Going—Concern Opinion On Consolidated Financial Statements

Amper, Politziner & Mattia, P.C., the Company’s independent registered public accounting firm, has included an explanatory paragraph in its report on the Company’s consolidated financial statements for the years ended December 31, 2005 and 2004, raising substantial doubt about the Company’s ability to continue as a going-concern. The inclusion of a going-concern explanatory paragraph in Amper, Politziner & Mattia, P.C.’s report on the Company’s consolidated financial statements could have an adverse affect on the Company’s stock price and its ability to raise additional capital. The Company’s consolidated financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and satisfaction of liabilities in the normal

34

course of business. The Company has not made any adjustments to the consolidated financial statements as a result of the outcome of the uncertainty described herein.

Foreign Operations

The Company operates in various countries that are subject to risks peculiar to each country. With respect to any particular country, these risks may include:

•       expropriation and nationalization of our assets (including intellectual property) in that country;

•       political and economic instability;

•       social unrest, acts of terrorism, force majeure, war or other armed conflict;

•       inflation;

•       currency fluctuations, devaluations and conversion restrictions;

•       confiscatory taxation or other adverse tax policies;

•       governmental activities that limit or disrupt markets, restrict payments or limit the movement of funds;

•       governmental activities that may result in the deprivation of contract rights; and

•       trade restrictions and economic embargoes imposed by the United States and other countries.

Effective April 17, 2006 the Company divested its Philippines subsidiary.

Fixed-price Contracts

The Company utilizes fixed-price contracts which result in business risk, such as:

•       uncertainty in estimating the technical aspects and effort involved to accomplish the work within the contract scope and schedule;

•       labor availability and productivity;

•       supplier and subcontractor pricing and performance; and

•       availability and pricing of components (particularly solar modules)

Intellectual Property Rights

The Company relies on a variety of intellectual property rights in the performance of its product and service delivery to its customers. The Company may not be able to preserve these intellectual property rights in the future and these rights could be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our equipment may be sold do not protect intellectual property rights to the same extent of the United States. Failure to protect the Company’s proprietary information and successfully defend challenges or infringement proceedings against the Company could materially and adversely affect the Company’s competitive position.

Technological Developments

The market for our equipment and services is characterized by continual technological developments to provide better and more reliable performance and services. If the Company is not able to design, develop, and produce commercially competitive products and complete installation in a timely manner in response to changes in

35

technology, the business and revenues could be materially and adversely affected. Similarly, if the Company’s proprietary technologies and equipment become obsolete, it may no longer be competitive and its business and revenues could be materially and adversely affected.

Technical Personnel

The engineering services provided by the Company are complex and highly engineered and often must be performed in harsh conditions. The Company’s success depends on its ability to employ and retain technical personnel with the ability to design, utilize and enhance these products and services. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, the Company’s business and revenues could be materially and adversely affected.

Effective Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports. The Company has in the past discovered, and may in the future discover, areas of its internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate and report on its internal controls over financial reporting and have its independent auditors annually attest to its evaluation, as well as issue their own opinion on the Company’s internal controls over financial reporting, beginning with our Annual Report on Form 10-KSB for the year ending December 31, 2008.

The Company is preparing for compliance with Section 404 by strengthening, assessing and testing its system of internal controls to provide the basis for its report. The process of strengthening its internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. The Company cannot be certain that these measures will ensure that it will maintain adequate controls over its financial processes and reporting in the future. Furthermore, as the Company grows its business, its internal controls will become more complex and will require significantly more resources to ensure its internal controls remain effective.

Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in its financial statements and harm the Company’s stock price.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Company does not expect this adoption of this interpretation to have a material impact on the company’s consolidated financial statements. This interpretation is effective for fiscal years beginning after December 15, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” was issued. SFAS No. 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial

36

statements of changes in accounting principle unless impracticable. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement 157, “Fair Value Measurements.” This Statement, effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, provides guidance for using fair value to measure assets and liabilities. This Statement does not expand the use of fair value in any new circumstances, and the Company does not believe that it will have a material impact on the Company’s results of operations and financial condition.

ITEM 3.                    CONTROLS AND PROCEDURES

a) Evaluation of disclosure controls and procedures

Limitations On Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that the Company is required to disclose in the reports filed under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Such evaluation did not identify any change in the quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; however, there are two areas of material weakness of concern.

In connection with its audit of, and in the issuance of its report on the Company’s financial statements for the year ended December 31, 2005, Amper, Politziner & Mattia, P.C. delivered a letter to the Audit Committee of our Board of Directors and the Company’s management that identifies certain items that it considers to be material weaknesses in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A “material weakness” is a reportable condition in which the design or operation of one or more of the specific control components has a defect or defects that could have a material adverse effect on an organization’s ability to record, process, summarize and report financial data in the financial statements in a timely manner.

These material weaknesses are: (1) limited resources in the accounting function which: a) limit the level of monitoring and oversight within the accounting function which may restrict the Company’s ability to gather, analyze and report information relative to the financial statement assertions in a timely matter; b) limit the documentation of and review of the selection and application of generally accepted accounting principles to significant non-routine complex transactions; and c) limit the ability to obtain optimum segregation of duties required to meeting the Company’s continued growth and increased public reporting demands. (2) lack of adequate controls within the accounting software used by the Company to properly handle the accounting functions of a public company.

The Company believes, as stated above the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports filed under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company agrees with its independent auditors that its system of internal control and reporting controls should be improved in line with expected continued growth in commercial operations and intends to take the following implementation steps to improve its accounting functions. The impact of the above conditions were relevant to the fiscal year ended December 31, 2005 and did not affect the results of this period or any prior period.

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Mitigation Steps Being Implemented By The Company

To address the issue of limited resources in the accounting function, the Company retained in the first six months of 2006 additional external accounting professional consultants with a depth of accounting, auditing and public company reporting expertise to augment the Company’s existing resources. During the third quarter ended September 30, 2006, the Company hired additional financial personnel that prepare required periodic financial reports of the Company with a primary emphasis on developing an effective quarterly and annual review closing procedures, including researching and selecting the appropriate accounting for and disclosure of significant non-routine complex transactions.

In January 2005, the Company upgraded the version of accounting software. The software has controls built-in to mitigate internal control risk which the Company began utilizing upon the completion of the audit of its 2004 annual financial statements, and has utilized it through the nine months ended September 30, 2006.

b) Changes in internal controls.

None.

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PART II—OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Although WorldWater is involved in ordinary, routine litigation from time to time incidental to its business, it is not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on the Company’s business or financial condition.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

During the quarter ended September 30, 2006, convertible notes having a face amount of $125,000 were converted into 722,223 shares of common stock at an average conversion price of $0.17 per share. Associated with the conversion of the convertible notes accrued interest of $17,659.72 was paid in common stock in lieu of cash. The Company issued 56,367 shares at an average price of $0.31.

To induce the early exercise of warrants, the Company issued 1,111,111 shares valued at $0.22 per share.

Also in the quarter ended September 30, 2006, the Company issued 125,000 shares of Series C 6% Convertible Preferred Stock valued at $1.00 per share. Refer to Note (10) Convertible Preferred Stock of the Financial Statements for the conversion terms.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WorldWater & Solar Technologies Corp (formerly WorldWater & Power Corp.)
(Registrant)

By:	/s/ QUENTIN T. KELLY	Date:	December , 2007
Quentin T. Kelly
Chief Executive Officer/Chairman of the Board

By:	/s/ LARRY L. CRAWFORD		December , 2007
Larry L. Crawford
Vice President/Chief Financia Officer

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, QUENTIN T. KELLY, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2006 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ QUENTIN T. KELLY
NAME:	QUENTIN T. KELLY
TITLE:	PRINCIPAL EXCUTIVE OFFICER

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, LARRY L. CRAWFORD, CERTIFY THAT:

1. I HAVE REVIEWED THIS QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2006 OF WORLDWATER & SOLAR TECHNOLOGIES CORP.  (FORMERLY WORLDWATER & POWER CORP.);

2. BASED ON MY KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS REPORT;

4. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13a-15(e) AND 15d-15(e)) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (AS DEFINED IN EXCHANGE ACT RULES 13a-15(f) AND 15d-15(f)) FOR THE REGISTRANT AND WE HAVE:

(a). DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES, OR CAUSED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO BE DESIGNED UNDER OUR SUPERVISION, TO ENSURE THE MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS REPORT IS BEING PREPARED;

(b). DESIGNED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING, OR CAUSED SUCH INTERNAL CONTROL OVER FINANCIAL REPORTING TO BE DESIGNED UNDER OUR SUPERVISION, TO PROVIDE REASONABLE ASSURANCE REGARDING THE RELIABILITY OF FINANCIAL REPORTING AND THE PREPARATION OF FINANCIAL STATEMENTS FOR EXTERNAL PURPOSES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS;

(c). EVALUATED THE EFFECTIVENESS OF THE REGISTRANT’S DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED ON SUCH EVALUATION; AND

(d). DISCLOSED IN THIS REPORT ANY CHANGE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT’S MOST RECENT FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING; AND

5. THE REGISTRANT’S OTHER CERTIFYING OFFICER(S) AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING, TO THE REGISTRANT’S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT’S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTIONS):

(a). ALL SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES IN THE DESIGN OR OPERATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING WHICH ARE REASONABLY LIKELY TO ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL INFORMATION; AND

(b). ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT’S INTERNAL CONTROL OVER FINANCIAL REPORTING.

DATED:	December 20, 2007

BY:	/s/ LARRY L. CRAWFORD
NAME:	LARRY L. CRAWFORD
TITLE:	PRINCIPAL FINANCIAL OFFICER

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended September 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Quentin T. Kelly, Principal Executive Officer and Chairman of the Board of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ QUENTIN T. KELLY
	NAME:	QUENTIN T. KELLY
	TITLE:	PRINCIPAL EXECUTIVE OFFICER CHAIRMAN OF THE BOARD

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of WorldWater & Solar Technologies Corp. (Formerly WorldWater & Power Corp.) (the “Company”) on Form 10-Q for the period ended September 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Larry L. Crawford, Executive Vice President and Principal  Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

BY:	/s/ LARRY L. CRAWFORD
	NAME:	LARRY L. CRAWFORD
	TITLE:	EXECUTIVE VICE PRESIDENT—PRINCIPAL FINANCIAL OFFICER